Exhibit 99.1

WalkMe Ltd.
1 Walter Moses St., Tel Aviv 6789903, Israel

Dear WalkMe Ltd. Shareholders:

We cordially invite you to attend a special and annual general meeting of shareholders (the “Meeting” or the “meeting”) of WalkMe Ltd., a company organized under the laws of the State of Israel (“WalkMe” or the “Company”), to be held on August 7, 2024 at 4:00 p.m. Israel Time (i.e., 9:00 a.m. Eastern Time on August 7, 2024) at the principal executive office of WalkMe, located at 1 Walter Moses St., Tel Aviv 6789903, Israel.

As previously announced, WalkMe entered into an Agreement and Plan of Merger, dated as of June 4, 2024, a copy of which is attached as Annex A to the accompanying proxy statement (as it may be amended from time to time, the “Merger Agreement”), with SAP SE, a European stock corporation (Societas Europaea) under the laws of Germany and the European Union (“Parent”), and Hummingbird Acquisition Corp Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into WalkMe, with WalkMe surviving the merger (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent (the “Merger”).

The meeting will be held for the following purposes:

(1)
Merger Proposal. To approve (a) the Merger Agreement; (b) the Merger itself; (c) the consideration to be received by the shareholders of WalkMe in the Merger, consisting of  $14.00 per share in cash, without interest, subject to adjustment under the Merger Agreement and less any applicable withholding taxes, for each ordinary share, no par value, of WalkMe (each, a “Company Share”) owned immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger (the “per share merger consideration”); (d) the treatment of equity awards of WalkMe in accordance with the terms of the Merger Agreement; (e) the purchase of a prepaid “tail” directors’ and officers’ liability insurance policy for a period of seven years commencing upon the closing of the Merger, as permitted under the Merger Agreement; and (f) all other transactions and arrangements contemplated by the Merger Agreement (collectively, the “Merger Proposal”);

(2)
Adjournment Proposal. To approve the adjournment of the Meeting to a later date or dates if necessary to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the Meeting (the “Adjournment Proposal”);

(3)
Director Re-election Proposal. To re-elect each of Jeff Horing, Ron Gutler and Haleli Barath as Class III directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2027, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with the Company’s amended and restated articles of association or the Companies Law, 5759-1999 (collectively with the regulations promulgated thereunder, the “Companies Law”) (the “Director Re-election Proposal”);

(4)
Auditor Re-appointment Proposal. To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a registered public accounting firm and a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (the “Board”) (with power of delegation to its audit committee) to set the fees to be paid to such auditors (the “Auditor Re-appointment Proposal”); and

(5)
CEO Compensation Proposal. To approve equity awards granted to Mr. Dan Adika, the Company’s Chief Executive Officer, on May 30, 2024, subject to requisite approval by the Company’s shareholders (the “CEO Compensation Proposal,” and, together with the Merger Proposal, Adjournment Proposal, Director Re-election Proposal and Auditor Re-appointment Proposal, the “proposals”).

The Company cannot complete the Merger unless its shareholders approve the Merger Proposal (Proposal 1). However, the completion of the Merger is not contingent on the approval of the Adjournment Proposal (Proposal 2), Director Re-election Proposal (Proposal 3), Auditor Re-appointment Proposal (Proposal 4) or CEO Compensation Proposal (Proposal 5). With respect to the Director Re-election Proposal (Proposal 3), if the Merger is completed, the terms of all directors of the Company will end upon completion of the Merger, with the directors of Merger Sub as of immediately prior to the Effective Time becoming the directors of the Surviving Company. With respect to the Auditor Re-appointment Proposal (Proposal 4), if the Merger is completed, the appointment of Kost, Forer, Gabbay & Kasierer, the Company’s independent registered public accounting firm, will, in coordination with Parent, terminate after the Merger is completed.

The Board unanimously recommends a vote FOR all of the proposals presented at the meeting, including the Merger Proposal.

In addition to considering and voting on the above proposals, members of the Company’s management will be available at the meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2023.

Your shares can be voted at the meeting only if you are present or represented by a valid proxy or proxy card. Only shareholders of record as of the close of business on June 27, 2024 (the “Record Date”) are entitled to notice of the meeting and to vote at the meeting or any adjournment, postponement or other delay thereof. You are also entitled to vote at the meeting if you hold Company Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on June 27, 2024, or which appears in the participant listing of a securities depository on that date. Even if you plan to attend the meeting, we request that you submit your proxy or voting instruction form in advance.

The Board, after considering the factors to be more fully described in the proxy statement, has unanimously (i) determined that the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (together with the Merger, the “Transactions”) are fair to, advisable and in the best interests of WalkMe and WalkMe’s shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of WalkMe to its creditors, (ii) authorized and approved in all respects, the Merger Agreement, the execution, delivery and performance of the Merger Agreement and the consummation of the Merger and the other Transactions, upon the terms and subject to the conditions set forth in the Merger Agreement, (iii) directed that the performance of the Merger Agreement and the consummation of the Merger and the other Transactions be submitted to the Company’s shareholders for their adoption and approval and (iv) resolved to recommend that the Company’s shareholders adopt and approve the performance of the Merger Agreement, the Merger and the other Transactions.

Furthermore, the Board has determined the meeting to be an appropriate opportunity and efficient use of the Company’s time and resources to add to the agenda of the meeting such items that are required to be approved by the shareholders in connection with the Company’s annual general meeting, including the Director Re-election Proposal, the Auditor Re-appointment Proposal and the CEO Compensation Proposal.

Accordingly, the Board unanimously recommends that you vote (1) “FOR” the Merger Proposal, (2) “FOR” the Adjournment Proposal, (3) “FOR” the Director Re-election Proposal, (4) “FOR” the Auditor Re-appointment Proposal, and (5) “FOR” the CEO Compensation Proposal, which are described in the accompanying proxy statement.

Your vote is very important, regardless of the number of Company Shares that you own. The approval of each of the Merger Proposal, the Adjournment Proposal, the Director Re-election Proposal, the Auditor Re-appointment Proposal and the CEO Compensation Proposal requires the affirmative vote of the holders of at least a majority of the Company Shares represented at the meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and actually voting on such proposal (excluding abstentions and broker non-votes).

In the case of the Merger Proposal, the foregoing majority must be achieved after excluding any votes of the Company Shares held by (a) Parent, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the total outstanding voting power of Parent or Merger Sub, or the right to appoint 25% or more of the directors of Parent or Merger Sub; (b) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Parent, Merger Sub or any of the foregoing.

In the case of the CEO Compensation Proposal, the foregoing majority must be achieved subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the meeting in favor of the CEO Compensation Proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal (within the meanings set forth below) (each controlling shareholder or shareholder with a personal interest, an “Interested Shareholder”); or

(ii)
the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the CEO Compensation Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “controlling shareholder” is defined as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder (as defined in the Companies Law) of the Company), including, with respect to the CEO Compensation Proposal, a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company. Two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval by the Company’s shareholders will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company’s shareholders or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company (i) includes a personal interest of any of the shareholder’s relative (i.e., spouse, brother or sister, parent, grandparent, child as well as a child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest, and (ii) excludes an interest arising solely from the ownership of the Company Shares.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under the CEO Compensation Proposal), please notify Paul Shinn, General Counsel, at legal@walkme.com.

Other than entities affiliated with Insight Partners, who are deemed for purposes of the CEO Compensation Proposal to be controlling shareholders, we do not believe we have a controlling shareholder as of the Record Date, and therefore, we believe that none of our other shareholders (except for Mr. Adika) should have a personal interest in the CEO Compensation Proposal and be deemed an Interested Shareholder.

Under the Company’s amended and restated articles of association (the “Articles”), the meeting will be properly convened and a requisite quorum will be present if two or more shareholders (not in default in payment of any sum referred to in Article 13 of the Articles) attend the meeting in person or sign and return proxies; provided, that they hold, in the aggregate, ordinary shares representing at least 25% of the voting power of the Company. If such quorum is not present within half an hour from the time appointed for the meeting, then, without any further notice, the meeting will be adjourned (i) to the following week (to the same day, time and place), (ii) to such day and at such time and place as indicated in the notice of such meeting, or (iii) to such day (which day may be earlier or later than the day pursuant to clause (i) above) and at such time and place the chairperson of the meeting shall determine. At such adjourned meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

If you are a shareholder of record, your signed proxy card must be delivered physically to our offices by 5:00 p.m. Israel Time on August 6, 2024 (i.e., 10:00 a.m. Eastern Time on August 6, 2024) to be validly included in the tally of Company Shares voted at the meeting. If submitted to our proxy tabulator, Broadridge Financial Solutions, Inc., located at 51 Mercedes Way, Edgewood, NY 11717, your signed proxy card must be received by 11:59 p.m. Eastern Time on August 6, 2024 (i.e., 6:59 a.m. Israel Time on August 7, 2024) to be counted towards the tally of Company Shares so voted. In the alternative, a proxy card may be presented in person to the chairperson of the meeting in order to be counted towards the tally of votes at the meeting. If you are a shareholder of record and attend the meeting, you may vote in person, and if you do so, your proxy will not be used.

If your Company Shares are held in a stock brokerage account or by a bank, broker or other nominee, you are considered the “beneficial holder” of the Company Shares held for you in what is known as “street name.” If that is the case, you may instruct your bank, broker or other nominee how to vote by completing and returning the voting instruction form provided by your bank, broker or other nominee, or by providing voting instructions via the internet (at www.proxyvote.com) or via telephone (as per the directions on the enclosed voting instruction form). If you plan to attend the meeting and vote in person, you will be required to present a “legal proxy” from your bank, broker or other nominee, along with an account statement showing ownership of your Company Shares as of the Record Date, in order to be given a ballot to vote the shares in person at the meeting.

Additionally, in accordance with, and subject to, the provisions of our Articles and the Companies Law, certain of our shareholders may present proposals for consideration at the meeting by submitting their proposals in writing to the Company no later than 11:59 p.m. Israel Time on July 5, 2024, provided that such proposal is appropriate for consideration by shareholders at the meeting. Such proposals should be submitted in writing to the Company at the following address: WalkMe Ltd., 1 Walter Moses St., Tel Aviv 6789903, Israel, Attn: Mr. Paul Shinn, General Counsel. If the Board determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the meeting, the Company will publish a revised agenda for the meeting in accordance with the provisions of the Companies Law by way of issuing a press release or furnishing a report on Form 6-K to the SEC. However, the Record Date will not change.

Enclosed with this letter you will find an attached notice of the meeting and proxy statement, along with a separate proxy card or voting instruction form. The proxy statement and other proxy materials are also available free of charge at www.proxyvote.com, the SEC’s website at www.sec.gov and the Company’s website at ir.walkme.com. The accompanying proxy statement provides you with detailed information about the proposed Merger and the meeting. Please give this material your careful attention. You also may obtain more information about WalkMe from documents we have filed with or furnished to the SEC.

You may direct any questions about the Merger to, and request additional copies of the enclosed proxy materials from, our proxy solicitor at:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
800-967-4607
wkme@dfking.com

Thank you for your cooperation and continued support.

Very truly yours, Michele Bettencourt Chairperson of the Board of Directors

Neither the SEC nor any state securities commission has approved or disapproved the transactions contemplated hereunder or determined if the accompanying document is accurate or adequate. Any representation to the contrary is a criminal offense.

This document is dated July 1, 2024, and is first being mailed to shareholders on or around July 1, 2024.

WalkMe Ltd.
1 Walter Moses St., Tel Aviv 6789903, Israel

NOTICE OF SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 7, 2024

As originally published on June 28, 2024

Notice is hereby given that a special and annual general meeting of shareholders (the “Meeting” or the “meeting”) of WalkMe Ltd., a company organized under the laws of the State of Israel (“WalkMe” or the “Company”), will be held on August 7, 2024 at 4:00 p.m. Israel Time (i.e., 9:00 a.m. Eastern Time on August 7, 2024) at the principal executive office of WalkMe, located at 1 Walter Moses St., Tel Aviv 6789903, Israel.

As previously announced, WalkMe entered into an Agreement and Plan of Merger, dated as of June 4, 2024, a copy of which is attached as Annex A to the accompanying proxy statement (as it may be amended from time to time, the “Merger Agreement”), with SAP SE, a European stock corporation (Societas Europaea) under the laws of Germany and the European Union (“Parent”), and Hummingbird Acquisition Corp Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into WalkMe, with WalkMe surviving the merger (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent (the “Merger”).

The meeting will be held for the following purposes:

(1)
Merger Proposal. To approve (a) the Merger Agreement; (b) the Merger itself; (c) the consideration to be received by the shareholders of WalkMe in the Merger, consisting of  $14.00 per share in cash, without interest, subject to adjustment under the Merger Agreement and less any applicable withholding taxes, for each ordinary share, no par value, of WalkMe (each, a “Company Share”) owned immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger (the “per share merger consideration”); (d) the treatment of equity awards of WalkMe in accordance with the terms of the Merger Agreement; (e) the purchase of a prepaid “tail” directors’ and officers’ liability insurance policy for a period of seven years commencing upon the closing of the Merger, as permitted under the Merger Agreement; and (f) all other transactions and arrangements contemplated by the Merger Agreement (collectively, the “Merger Proposal”).

(2)
Adjournment Proposal. To approve the adjournment of the meeting to a later date or dates if necessary to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the Meeting (the “Adjournment Proposal”).

(3)
Director Re-election Proposal. To re-elect each of Jeff Horing, Ron Gutler and Haleli Barath as Class III directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2027, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with the Company’s amended and restated articles of association or the Companies Law, 5759-1999 (collectively with the regulations promulgated thereunder, the “Companies Law”) (the “Director Re-election Proposal”).

(4)
Auditor Re-appointment Proposal. To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a registered public accounting firm and a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (the “Board”) (with power of delegation to its audit committee) to set the fees to be paid to such auditors (the “Auditor Re-appointment Proposal”).

(5)
CEO Compensation Proposal. To approve equity awards granted to Mr. Dan Adika, the Company’s Chief Executive Officer, on May 30, 2024, subject to requisite approval by the Company’s shareholders (the “CEO Compensation Proposal,” and, together with the Merger Proposal, Adjournment Proposal, Director Re-election Proposal and Auditor Re-appointment Proposal, the “proposals”).

The Company cannot complete the Merger unless its shareholders approve the Merger Proposal (Proposal 1). However, the completion of the Merger is not contingent on the approval of the Adjournment Proposal (Proposal 2), Director Re-election Proposal (Proposal 3), Auditor Re-appointment Proposal (Proposal 4) or CEO Compensation Proposal (Proposal 5). With respect to the Director Re-election Proposal (Proposal 3), if the Merger is completed, the terms of all directors of the Company will end upon completion of the Merger, with the directors of Merger Sub as of immediately prior to the Effective Time becoming the directors of the Surviving Company. With respect to the Auditor Re-appointment Proposal (Proposal 4), if the Merger is completed, the appointment of Kost, Forer, Gabbay & Kasierer, the Company’s independent registered public accounting firm, will, in coordination with Parent, terminate after the Merger is completed.

The Board unanimously recommends a vote FOR all of the proposals presented at the meeting, including the Merger Proposal.

In addition to considering and voting on the proposals, members of the Company’s management will be available at the meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2023.

Your shares can be voted at the meeting only if you are present or represented by a valid proxy or proxy card. Only shareholders of record as of the close of business on June 27, 2024 (the “Record Date”) are entitled to notice of the meeting and to vote at the meeting or any adjournment, postponement or other delay thereof. You are also entitled to vote at the meeting if you hold Company Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on June 27, 2024, or which appears in the participant listing of a securities depository on that date. Even if you plan to attend the meeting, we request that you submit your proxy or voting instruction form in advance.

The Board, after considering the factors to be more fully described in the proxy statement, has unanimously (i) determined that the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (together with the Merger, the “Transactions”) are fair to, and in the best interests of WalkMe and WalkMe’s shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of WalkMe to its creditors, (ii) authorized and approved in all respects, the Merger Agreement, the execution, delivery and performance of the Merger Agreement and the consummation of the Merger and the other Transactions, upon the terms and subject to the conditions set forth in the Merger Agreement, (iii) directed that the performance of the Merger Agreement and the consummation of the Merger and the other Transactions be submitted to the Company’s shareholders for their adoption and approval and (iv) resolved to recommend that the Company’s shareholders adopt and approve the performance of the Merger Agreement, the Merger and the other Transactions.

Furthermore, the Board has determined the meeting to be an appropriate opportunity and efficient use of the Company’s time and resources to add to the agenda of the meeting such items that are required to be approved by the shareholders in connection with the Company’s annual general meeting, including the Director Re-election Proposal, the Auditor Re-appointment Proposal and the CEO Compensation Proposal.

Accordingly, the Board unanimously recommends that you vote (1) “FOR” the Merger Proposal, (2) “FOR” the Adjournment Proposal, (3) “FOR” the Director Re-election Proposal, (4) “FOR” the Auditor Re-appointment Proposal, and (5) “FOR” the CEO Compensation Proposal, which are described in the accompanying proxy statement in connection with the meeting.

Your vote is very important, regardless of the number of Company Shares that you own. The approval of each of the Merger Proposal, the Adjournment Proposal, the Director Re-election Proposal, the Auditor Re-appointment Proposal and the CEO Compensation Proposal requires the affirmative vote of the holders of at least a majority of the Company Shares represented at the meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and actually voting on such proposal (excluding abstentions and broker non-votes).

In the case of the Merger Proposal, the foregoing majority must be achieved after excluding any votes of Company Shares held by (a) Parent, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the total outstanding voting power of Parent or Merger Sub, or the right to appoint 25% or more of the directors of Parent or Merger Sub; (b) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Parent, Merger Sub or any of the foregoing.

In the case of the CEO Compensation Proposal, the foregoing majority must be achieved subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the meeting in favor of the CEO Compensation Proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal (within the meanings set forth below) (each controlling shareholder or shareholder with a personal interest, an “Interested Shareholder”); or

(ii)
the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the CEO Compensation Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “controlling shareholder” is defined as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder (as defined in the Companies Law) of the Company), including, with respect to the CEO Compensation Proposal, a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company. Two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval by the Company’s shareholders will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company’s shareholders, or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company (i) includes a personal interest of any of the shareholder’s relative (i.e., spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of the Company Shares.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under the CEO Compensation Proposal), please notify Paul Shinn, General Counsel, at legal@walkme.com.

Other than entities affiliated with Insight Partners, who are deemed for purposes of the CEO Compensation Proposal to be controlling shareholders, we do not believe we have a controlling shareholder as of the Record Date, and therefore, we believe that none of our other shareholders (except for Mr. Adika) should have a personal interest in the CEO Compensation Proposal and be deemed an Interested Shareholder.

Under the Company’s amended and restated articles of association (the “Articles”), the meeting will be properly convened and a requisite quorum will be present if two or more shareholders (not in default in payment of any sum referred to in Article 13 of the Articles) attend the meeting in person or sign and return proxies, provided that they hold, in the aggregate, ordinary shares representing at least 25% of the voting power of the Company. If such quorum is not present within half an hour from the time appointed for the meeting, then, without any further notice, the meeting will be adjourned (i) to the following week (to the same day, time and place), (ii) to such day and at such time and place as indicated in the notice of such meeting, or (iii) to such day (which day may be earlier or later than the day pursuant to clause (i) above) and at such time and place the chairperson of the meeting shall determine. At such adjourned meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

If you are a shareholder of record, your signed proxy card must be delivered physically to our offices by 5:00 p.m. Israel Time on August 6, 2024 (i.e., 10:00 a.m. Eastern Time on August 6, 2024) to be validly included in the tally of Company Shares voted at the meeting. If submitted to our proxy tabulator, Broadridge Financial Solutions, Inc., located at 51 Mercedes Way, Edgewood, NY 11717, your signed proxy card must be received by 11:59 p.m. Eastern Time on August 6, 2024 (i.e., 6:59 a.m. Israel Time on August 7, 2024) to be counted towards the tally of Company Shares so voted. In the alternative, a proxy card may be presented in person to the chairperson of the meeting in order to be counted towards the tally of votes at the meeting. If you are a shareholder of record and attend the meeting, you may vote in person, and if you do so, your proxy will not be used.

If your Company Shares are held in a stock brokerage account or by a bank, broker or other nominee, you are considered the “beneficial holder” of the Company Shares held for you in what is known as “street name.” If that is the case, you may instruct your bank, broker or other nominee how to vote by completing and returning the voting instruction form provided by your bank, broker or other nominee, or by providing voting instructions via the internet (at www.proxyvote.com) or via telephone (as per the directions on the enclosed voting instruction form). If you plan to attend the meeting and vote in person, you will be required to present a “legal proxy” from your bank, broker or other nominee, along with an account statement showing ownership of your Company Shares as of the Record Date, in order to be given a ballot to vote the shares in person at the meeting.

Additionally, in accordance with, and subject to, the provisions of our Articles and of the Companies Law, certain of our shareholders may present proposals for consideration at the meeting by submitting their proposals in writing to the Company no later than 11:59 p.m. Israel Time on July 5, 2024, provided that such proposal is appropriate for consideration by shareholders at the meeting. Such proposals should be submitted in writing to the Company at the following address: WalkMe Ltd., 1 Walter Moses St., Tel Aviv 6789903, Israel, Attn: Mr. Paul Shinn, General Counsel. If the Board determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the meeting, the Company will publish a revised agenda for the meeting in accordance with the provisions of the Companies Law by way of issuing a press release or furnishing a report on Form 6-K to the SEC. However, the Record Date will not change.

The Company intends to furnish a copy of the proxy statement for the meeting, describing the matters to be voted on at the meeting, along with the proxy card and other documents to the SEC on a Report of Foreign Private Issuer on Form 6-K on or around July 1, 2024. Once available, such proxy statement, proxy card and other documents may be obtained for free from the SEC’s website at www.sec.gov, the Company’s website at ir.walkme.com or www.proxyvote.com, or by directing the request to the following address: WalkMe Ltd., 1 Walter Moses St., Tel Aviv 6789903, Israel, Attn: Mr. Paul Shinn, General Counsel. The contents of WalkMe’s website are not deemed to be incorporated by reference into the Form 6-K or the proxy statement.

THIS COMMUNICATION IS NOT A SUBSTITUTION FOR THE PROXY STATEMENT OR FOR ANY OTHER DOCUMENTS THAT WALKME MAY FURNISH TO THE SEC OR SEND TO SHAREHOLDERS IN CONNECTION WITH THE PROPOSED MERGER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

WALKME LTD.

By:	/s/ Michele Bettencourt
Name:	Michele Bettencourt
Title:	Chairperson of the Board of Directors

PROXY STATEMENT

SPECIAL AND ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 7, 2024

INTRODUCTION

We are furnishing this proxy statement to our shareholders in connection with the solicitation by our board of directors (the “Board”) of proxies to be used at a special and annual general meeting of shareholders (the “Meeting” or the “meeting”) of WalkMe Ltd., a company organized under the laws of the State of Israel (“WalkMe” or the “Company”), to be held on August 7, 2024 at 4:00 p.m. Israel Time (i.e., 9:00 a.m. Eastern Time on August 7, 2024) at the principal executive office of WalkMe, located at 1 Walter Moses St., Tel Aviv 6789903, Israel.

As previously announced, WalkMe entered into an Agreement and Plan of Merger, dated as of June 4, 2024, a copy of which is attached as Annex A to the accompanying proxy statement (as it may be amended from time to time, the “Merger Agreement”) with SAP SE, a European stock corporation (Societas Europaea) under the laws of Germany and the European Union (“Parent”), and Hummingbird Acquisition Corp Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into WalkMe, with WalkMe surviving the merger (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent (the “Merger”).

The meeting will be held for the following purposes:

(1)
Merger Proposal. To approve (a) the Merger Agreement; (b) the Merger itself; (c) the consideration to be received by the shareholders of WalkMe in the Merger, consisting of  $14.00 per share in cash, without interest, subject to adjustment under the Merger Agreement and less any applicable withholding taxes, for each ordinary share, no par value, of WalkMe (each, a “Company Share”) owned immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger (the “per share merger consideration”); (d) the treatment of equity awards of WalkMe in accordance with the terms of the Merger Agreement; (e) the purchase of a prepaid “tail” directors’ and officers’ liability insurance policy for a period of seven years commencing upon the closing of the Merger, as permitted under the Merger Agreement; and (f) all other transactions and arrangements contemplated by the Merger Agreement (collectively, the “Merger Proposal”);

(2)
Adjournment Proposal. To approve the adjournment of the meeting to a later date or dates if necessary to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the Meeting (the “Adjournment Proposal”).

(3)
Director Re-election Proposal. To re-elect each of Jeff Horing, Ron Gutler and Haleli Barath as Class III directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2027, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with the Company’s amended and restated articles of association or the Companies Law, 5759-1999 (collectively with the regulations promulgated thereunder, the “Companies Law”) (the “Director Re-election Proposal”).

(4)
Auditor Re-appointment Proposal. To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a registered public accounting firm and a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the Company’s next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors (the “Auditor Re-appointment Proposal”).

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(5)
CEO Compensation Proposal. To approve equity awards granted to Mr. Dan Adika, the Company’s Chief Executive Officer, on May 30, 2024, subject to requisite approval by the Company’s shareholders (the “CEO Compensation Proposal,” and, together with the Merger Proposal, Adjournment Proposal, Director Re-election Proposal and Auditor Re-appointment Proposal, the “proposals”).

The Company cannot complete the Merger unless its shareholders approve the Merger Proposal (Proposal 1). However, the completion of the Merger is not contingent on the approval of the Adjournment Proposal (Proposal 2), Director Re-election Proposal (Proposal 3), Auditor Re-appointment Proposal (Proposal 4) or CEO Compensation Proposal (Proposal 5). With respect to the Director Re-election Proposal (Proposal 3), if the Merger is completed, the terms of all directors of the Company will end upon completion of the Merger, with the directors of Merger Sub as of immediately prior to the Effective Time becoming the directors of the Surviving Company. With respect to the Auditor Re-appointment Proposal (Proposal 4), if the Merger is completed, the appointment of Kost, Forer, Gabbay & Kasierer, the Company’s independent registered public accounting firm, will, in coordination with Parent, terminate after the Merger is completed.

The Board unanimously recommends a vote FOR all of the proposals presented at the meeting, including the Merger Proposal.

In addition to considering and voting on the proposals, members of the Company’s management will be available at the meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2023.

Your shares can be voted at the meeting only if you are present or represented by a valid proxy or proxy card. Only shareholders of record as of the close of business on June 27, 2024 (the “Record Date”) are entitled to notice of the meeting and to vote at the meeting or any adjournment, postponement or other delay thereof. You are also entitled to vote at the meeting if you hold Company Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on June 27, 2024, or which appears in the participant listing of a securities depository on that date. Even if you plan to attend the meeting, we request that you submit your proxy or voting instruction form in advance.

The Board, after considering the factors to be more fully described in the proxy statement, has unanimously (i) determined that the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (together with the Merger, the “Transactions”) are fair to, and in the best interests of WalkMe and WalkMe’s shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of WalkMe to its creditors, (ii) authorized and approved in all respects, the Merger Agreement, the execution, delivery and performance of the Merger Agreement and the consummation of the Merger and the other Transactions, upon the terms and subject to the conditions set forth in the Merger Agreement, (iii) directed that the performance of the Merger Agreement and the consummation of the Merger and the other Transactions be submitted to the Company’s shareholders for their adoption and approval and (iv) resolved to recommend that the Company’s shareholders adopt and approve the performance of the Merger Agreement, the Merger and the other Transactions.

Furthermore, the Board has determined the meeting to be an appropriate opportunity and efficient use of the Company’s time and resources to add to the agenda of the meeting such items that are required to be approved by the shareholders in connection with the Company’s annual general meeting, including the Director Re-election Proposal, the Auditor Re-appointment Proposal and the CEO Compensation Proposal.

Accordingly, the Board unanimously recommends that you vote (1) “FOR” the Merger Proposal, (2) “FOR” the Adjournment Proposal, (3) “FOR” the Director Re-election Proposal, (4) “FOR” the Auditor Re-appointment Proposal, and (5) “FOR” the CEO Compensation Proposal, which are described in the accompanying proxy statement in connection with the meeting.

Your vote is very important, regardless of the number of Company Shares that you own. The approval of each of the Merger Proposal, the Adjournment Proposal, the Director Re-election Proposal, the Auditor Re-appointment Proposal and the CEO Compensation Proposal requires the affirmative vote of the holders of at least a majority of the Company Shares represented at the meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and actually voting on such proposal (excluding abstentions and broker non-votes).

In the case of the Merger Proposal, the foregoing majority must be achieved after excluding any votes of Company Shares held by (a) Parent, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the total outstanding voting power of Parent or Merger Sub, or the right to appoint 25% or more of the directors of Parent or Merger Sub; (b) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Parent, Merger Sub or any of the foregoing.

In the case of the CEO Compensation Proposal, the foregoing majority must be achieved subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the meeting in favor of the CEO Compensation Proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal (within the meanings set forth below) (each controlling shareholder or shareholder with a personal interest, an “Interested Shareholder”); or

(ii)
the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the CEO Compensation Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “controlling shareholder” is defined as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder (as defined in the Companies Law) of the Company), including, with respect to the CEO Compensation Proposal, a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company. Two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval by the Company’s shareholders will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company’s shareholders, or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company (i) includes a personal interest of any of the shareholder’s relative (i.e., spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of the Company Shares.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under the CEO Compensation Proposal), please notify Paul Shinn, General Counsel, at legal@walkme.com.

Other than entities affiliated with Insight Partners, who are deemed for purposes of the CEO Compensation Proposal to be controlling shareholders, we do not believe we have a controlling shareholder as of the Record Date, and therefore, we believe that none of our other shareholders (except for Mr. Adika) should have a personal interest in the CEO Compensation Proposal and be deemed an Interested Shareholder.

Under the Company’s amended and restated articles of association (the “Articles”), the meeting will be properly convened and a requisite quorum will be present if two or more shareholders (not in default in payment of any sum referred to in Article 13 of the Articles) attend the meeting in person or sign and return proxies, provided that they hold, in the aggregate, ordinary shares representing at least 25% of the voting power of the Company. If such quorum is not present within half an hour from the time appointed for the meeting, then, without any further notice, the meeting will be adjourned (i) to the following week (to the same day, time and place), (ii) to such day and at such time and place as indicated in the notice of such meeting, or (iii) to such day (which day may be earlier or later than the day pursuant to clause (i) above) and at such time and place the chairperson of the meeting shall determine. At such adjourned meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

If you are a shareholder of record, your signed proxy card must be delivered physically to our offices by 5:00 p.m. Israel Time on August 6, 2024 (i.e., 10:00 a.m. Eastern Time on August 6, 2024) to be validly included in the tally of Company Shares voted at the meeting. If submitted to our proxy tabulator, Broadridge Financial Solutions, Inc., located at 51 Mercedes Way, Edgewood, NY 11717, your signed proxy card must be received by 11:59 p.m. Eastern Time on August 6, 2024 (i.e., 6:59 a.m. Israel Time on August 7, 2024) to be counted towards the tally of Company Shares so voted. In the alternative, a proxy card may be presented in person to the chairperson of the meeting in order to be counted towards the tally of votes at the meeting. If you are a shareholder of record and attend the meeting, you may vote in person, and if you do so, your proxy will not be used.

If your Company Shares are held in a stock brokerage account or by a bank, broker or other nominee, you are considered the “beneficial holder” of the Company Shares held for you in what is known as “street name.” If that is the case, you may instruct your bank, broker or other nominee how to vote by completing and returning the voting instruction form provided by your bank, broker or other nominee, or by providing voting instructions via the internet (at www.proxyvote.com) or via telephone (as per the directions on the enclosed voting instruction form). If you plan to attend the meeting and vote in person, you will be required to present a “legal proxy” from your bank, broker or other nominee, along with an account statement showing ownership of your Company Shares as of the Record Date, in order to be given a ballot to vote the shares in person at the meeting.

Additionally, in accordance with, and subject to, the provisions of our Articles and of the Companies Law, certain of our shareholders may present proposals for consideration at the meeting by submitting their proposals in writing to the Company no later than 11:59 p.m. Israel Time on July 5, 2024, provided that such proposal is appropriate for consideration by shareholders at the meeting. Such proposals should be submitted in writing to the Company at the following address: WalkMe Ltd., 1 Walter Moses St., Tel Aviv 6789903, Israel, Attn: Mr. Paul Shinn, General Counsel. If the Board determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the meeting, the Company will publish a revised agenda for the meeting in accordance with the provisions of the Companies Law by way of issuing a press release or furnishing a report on Form 6-K to the SEC. However, the Record Date will not change.

TABLE OF CONTENTS

SUMMARY	1
PARTIES INVOLVED IN THE MERGER	2
THE MERGER	3
TREATMENT OF COMPANY EQUITY AWARDS	3
THE SPECIAL AND ANNUAL GENERAL MEETING	5
INTERESTS OF THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER	7
MARKET PRICE INFORMATION	7
RECOMMENDATION OF THE BOARD	7
OPINION OF QATALYST PARTNERS LP	8
MERGER AGREEMENT	8
FINANCING OF THE MERGER	10
U.S. FEDERAL AND ISRAELI INCOME TAX CONSEQUENCES OF THE MERGER	10
REGULATORY APPROVALS REQUIRED FOR THE MERGER AND OTHER REGULATORY FILINGS	11
NO APPRAISAL RIGHTS	12
VOTING AND SUPPORT AGREEMENTS	12
QUESTIONS AND ANSWERS	13
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	25
RISK FACTORS	27
THE ANNUAL AND SPECIAL GENERAL MEETING	29
PROPOSAL 1: THE MERGER PROPOSAL	35
PROPOSAL 2: ADJOURNMENT PROPOSAL	36
PROPOSAL 3: DIRECTOR RE-ELECTION PROPOSAL	37
PROPOSAL 4: AUDITOR RE-APPOINTMENT PROPOSAL	39
PROPOSAL 5: CEO COMPENSATION PROPOSAL	41
PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR FISCAL YEAR 2023	42
THE MERGER	42
PARTIES INVOLVED IN THE MERGER	42
EFFECT OF THE MERGER	43
EFFECT ON THE COMPANY IF THE MERGER IS NOT COMPLETED	43
MERGER CONSIDERATION	43
BACKGROUND OF THE MERGER	43
REASONS FOR THE MERGER AND RECOMMENDATION OF THE BOARD	50
UNAUDITED FINANCIAL PROJECTIONS OF THE COMPANY	54
OPINION OF QATALYST PARTNERS LP	56
INTERESTS OF THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER	61
VOTING AND SUPPORT AGREEMENTS	65
FINANCING OF THE MERGER	65
CLOSING AND EFFECTIVE TIME	65
NO APPRAISAL RIGHTS	65

U.S. FEDERAL AND ISRAELI INCOME TAX CONSEQUENCES OF THE MERGER	66
REGULATORY APPROVALS REQUIRED FOR THE MERGER AND OTHER REGULATORY FILINGS	71
THE MERGER AGREEMENT	74
EXPLANATORY NOTE REGARDING THE MERGER AGREEMENT	74
EFFECTS OF THE MERGER; DIRECTORS AND OFFICERS; ARTICLES OF ASSOCIATION	74
CLOSING AND EFFECTIVE TIME	75
MERGER CONSIDERATION	75
TREATMENT OF COMPANY EQUITY AWARDS	75
EXCHANGE AND PAYMENT PROCEDURES	77
REPRESENTATIONS AND WARRANTIES	79
CONDUCT OF BUSINESS PENDING THE MERGER	82
ACQUISITION PROPOSALS	86
THE BOARD’S RECOMMENDATION; COMPANY CHANGE OF RECOMMENDATION	88
EMPLOYEE BENEFITS	89
EFFORTS TO CLOSE THE MERGER	90
INDEMNIFICATION AND INSURANCE	91
CERTAIN OTHER COVENANTS	91
CONDITIONS TO THE CLOSING OF THE MERGER	93
TERMINATION OF THE MERGER AGREEMENT	94
COMPANY TERMINATION FEE	95
OTHER MATERIAL PROVISIONS OF THE MERGER AGREEMENT	96
MARKET PRICES AND DIVIDEND DATA	97
COMPENSATION OF EXECUTIVE OFFICERS	98
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND DIRECTORS AND OFFICERS	99
WHERE YOU CAN FIND MORE INFORMATION	101
MISCELLANEOUS	102
ANNEX A – AGREEMENT AND PLAN OF MERGER	A-1
ANNEX B – OPINION OF QATALYST PARTNERS LP	B-1
ANNEX C – FORM OF VOTING AND SUPPORT AGREEMENT	C-1

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SUMMARY

This summary highlights selected information from this proxy statement related to the merger of Hummingbird Acquisition Corp Ltd., a wholly owned subsidiary of SAP SE, with and into WalkMe Ltd., with WalkMe Ltd. surviving the merger and becoming a wholly owned subsidiary of SAP SE, which we refer to as the “Merger,” and may not contain all of the information that is important to you. To understand the Merger more fully and for a more complete description of the legal terms of the Merger, you should carefully read this entire proxy statement, the annexes to this proxy statement and the documents that we refer to in this proxy statement, including those incorporated by reference herein. You may obtain the information incorporated by reference in this proxy statement without charge by following the instructions under the caption “Where You Can Find More Information.” The Merger Agreement (as defined below) is attached as Annex A to this proxy statement. The summary of the Merger Agreement set forth herein is qualified in its entirety by reference to the full text of the Merger Agreement. We encourage you to read the Merger Agreement, which is the legal document that governs the Merger, carefully and in its entirety.

Except as otherwise specifically noted in this proxy statement, “WalkMe,” the “Company,” “we,” “us,” “our” and other similar words refer to WalkMe Ltd., including, in certain cases, our subsidiaries. Throughout this proxy statement, we refer to SAP SE as “Parent” and Hummingbird Acquisition Corp Ltd. as “Merger Sub.” In addition, throughout this proxy statement we refer to the Agreement and Plan of Merger, dated as of June 4, 2024, by and among the Company, Parent and Merger Sub, as it may be amended from time to time, as the “Merger Agreement.” All currency amounts are in U.S. dollars unless otherwise indicated.

Unless indicated otherwise by the context, all references in this proxy statement to:

•
“102 Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance (as defined below), and approved by the ITA, with respect to the Section 102 Shares and Section 102 Awards;

•	“Board” means the Company’s Board of Directors;

•	“Code” means the U.S. Internal Revenue Code of 1986, as amended;

•	“Companies Law” or “ICL” means the Israeli Companies Law, 5759‑1999, as amended (together with the rules and regulations promulgated thereunder);

•	“Company Equity Awards” means each outstanding award granted under the Company Equity Plans or otherwise (including each outstanding Company Option and Company RSU Award);

•	“Company Equity Plans” means the Company’s Restated 2012 Share Option Plan, the 2021 Share Incentive Plan and the Company ESPP (as defined below), in each case, as amended from time to time;

•	“Company ESPP” means the Company’s 2021 Employee Share Purchase Plan;

•
“Company Option” means each option to purchase Company Shares, whether or not granted pursuant to any of the Company Equity Plans, excluding any option or right to purchase Company Shares under the Company ESPP;

•
“Company RSU Award” means a restricted stock unit award granted under a Company Equity Plan in respect of Company Shares, pursuant to which the holder thereof is entitled to receive, in respect of each restricted stock unit thereunder, the value of one Company Share (whether payable in cash or Company Shares) following the vesting or lapse of restrictions applicable to such restricted stock unit, and whether subject to performance conditions or not, in respect of each unit subject to such award;

•	“Company Shares” means the Company’s ordinary shares, no par value;

•	“Effective Time” means the time at which the Merger becomes effective;

•	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

•	“ITA” means the Israel Tax Authority;

•	“Nasdaq” means The Nasdaq Stock Market;

•	“NIS” means New Israeli Shekels, the official currency of the State of Israel;

•	“NYSE” means the New York Stock Exchange;

•	“Ordinance” means the Israeli Income Tax Ordinance [New Version], 5721-1961, as amended, and the rules and regulations promulgated thereunder;

•
“Parent Share Price” means the average closing sale price of an ordinary share of Parent as listed on NYSE for the ten consecutive trading days ending on (and including) the third trading day prior to the closing date of the Merger;

•	“SEC” means the United States Securities and Exchange Commission;

•
“Section 102 Award” means any Company Equity Award that was intended to be granted and taxed pursuant to Section 102(b)(2) of Section 102(b)(3) of the Ordinance and as of the Effective Time are held by the 102 Trustee;

•	“Section 102 Shares” means any Company Shares that were issued upon exercise or vesting of Section 102 Awards and at the Effective Time are held by the 102 Trustee; and

•	“Section 3(i) Award” means any Company Equity Award that was intended to be granted and taxed pursuant to Section 3(i) of the Ordinance.

On May 30, 2024, the compensation committee and the Board granted 500,000 Company RSU Awards to Mr. Adika, which are subject to shareholder approval of the CEO Compensation Proposal. For purposes of preparing the disclosure set forth in this proxy statement, we have assumed that the CEO Compensation Proposal has been approved by the Company’s shareholders, and accordingly 31,250 of such Company RSU Awards are reflected in this proxy statement as vested and the remaining 468,750 Company Shares underlying such Company RSU Awards are reflected in this proxy statement as outstanding and unvested. However, if the Company’s shareholders do not approve the CEO Compensation Proposal, all 500,000 of such Company RSU Awards will be null and void.

Parties Involved in the Merger

WalkMe Ltd.

WalkMe Ltd. is a company organized under the laws of the State of Israel. We have pioneered the world’s leading Digital Adoption Platform (DAP) so companies can effectively navigate the constant change brought on by technology by providing users with advanced guidance and automation features that enable them to execute workflows seamlessly across any number of applications.

The Company Shares are listed on Nasdaq under the symbol “WKME.”

SAP SE

Founded in 1972, SAP SE (“SAP”) is a global company headquartered in Walldorf, Germany. It has been recognized as a market share leader in the following areas worldwide: enterprise applications software, enterprise resource management applications, supply chain management applications, procurement applications software, travel and expense management software, and enterprise resource planning software, among others. SAP Business Technology Platform comprises market-leading capabilities in key platform areas such as integration, planning, and analytics, data quality, and process automation. The SAP Group has a global presence and employed more than 108,000 people as of March 31, 2024.

SAP’s purpose remains steadfast: to “help the world run better and improve people’s lives.” The company strives to achieve this by focusing on the challenges of current markets, the global environment, and by using the transformative power of artificial intelligence (AI) in business. SAP is committed to providing AI solutions that are integral to its customers’ critical business processes and ensuring that they are embedded, relevant, reliable, and responsible. SAP’s products and services aim to help customers meet the challenges as well as take advantage of the opportunities presented by today’s rapidly changing world.

Hummingbird Acquisition Corp Ltd.

Hummingbird Acquisition Corp Ltd. is a company organized under the laws of the State of Israel. Hummingbird Acquisition Corp Ltd. is a wholly owned subsidiary of SAP SE that was formed on May 28, 2024, solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. Hummingbird Acquisition Corp Ltd. has not engaged in any business activities other than in connection with its formation and the transactions contemplated by the Merger Agreement.

The Merger

Upon the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, and, in accordance with the ICL, at the Effective Time, Merger Sub will be merged with and into the Company, whereupon the separate existence of Merger Sub will cease, with the Company surviving the Merger (the Company, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Company”), such that following the Merger, the Surviving Company will (a) become a wholly owned subsidiary of Parent, (b) continue to be governed by the laws of the State of Israel, and (c) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

As a result of the Merger, each Company Share issued and outstanding immediately prior to the Effective Time (other than any Company Share represented by a Company Share (a) owned by the Company, any of its subsidiaries, Parent, Merger Sub or by any of their respective subsidiaries, (b) held in the Company’s treasury, (c) that is a dormant share under the ICL, or (d) reserved for issuance, settlement and allocation upon exercise or vesting of Company Options or Company RSU Awards) (each, an “Excluded Share”)) will be cancelled in exchange for the right to receive, without interest, an amount in cash equal to $14.00 (subject to adjustment under the Merger Agreement and less any applicable withholding taxes) (the “per share merger consideration”), and you will no longer own any shares of the Surviving Company.

After the Merger is completed, you will have the right to receive the per share merger consideration for each issued and outstanding Company Share held by you, subject to the terms of the Merger Agreement.

Treatment of Company Equity Awards

Company Options

At the Effective Time, each Company Option, to the extent outstanding, vested and unexercised as of immediately prior to the Effective Time, will be cancelled and converted into the right to receive from the Surviving Company (except for consideration paid with respect to vested options that are Section 102 Awards and Section 3(i) Awards, which will be paid through the 102 Trustee) a cash amount equal to the product of (a) the number of Company Shares subject to such vested Company Option, multiplied by (b) the excess, if any, of the per share merger consideration over the applicable per share exercise price for such vested Company Option.

At the Effective Time, each Company Option, to the extent outstanding, unvested and unexercised as of immediately prior to the Effective Time and held by a continuing employee or continuing service provider (each, an “Unvested Cashed-Out Company Option”) will be cancelled and converted into the right to receive from the Surviving Company (except for consideration paid with respect to Unvested Cashed-Out Company Options that are Section 102 Awards and Section 3(i) Awards, which will be paid through the 102 Trustee) per Company Share subject to such Unvested Cashed-Out Company Option a cash amount equal to the excess, if any, of the per share merger consideration over the applicable per share exercise price for such Unvested Cashed-Out Company Option, which will be payable subject to the same vesting terms that applied to such Unvested Cashed-Out Company Option immediately prior to the Effective Time (except that Parent may, in its sole discretion, adjust the original vesting dates scheduled to occur following the Effective Time to align with the next March 10, June 10, September 10 and December 10 date following each such original vesting date).

At the Effective Time, each Company Option that is outstanding and unvested as of immediately prior to the Effective Time and held by an individual who is not a continuing employee or continuing service provider, and each Company Option that has a per share exercise price that is equal to or greater than the per share merger consideration, in each case, will be cancelled without consideration therefor.

Any payments made with respect to Company Options will be subject to all applicable tax withholding requirements under applicable law and any tax ruling, if obtained.

Company RSU Awards

At the Effective Time, each Company RSU Award that is outstanding, vested and unsettled as of the Effective Time will be cancelled and converted into the right to receive from the Surviving Company (except for consideration paid with respect to vested Company RSU Awards that are Section 102 Awards and Section 3(i) Awards, which will be paid through the 102 Trustee) a cash amount equal to the product of (a) the number of Company Shares subject to such vested Company RSU Award and (b) the per share merger consideration.

At the Effective Time, each Company RSU Award that is outstanding and unvested as of the Effective Time (each, an “Unvested Company RSU Award”) and held by a continuing employee or continuing service provider (other than a Section 102 Award or Section 3(i) Award (each, an “Israeli RSU Award”)) will be assumed by Parent and converted into a restricted stock unit award of Parent (an “Assumed RSU Award”) covering a number of ordinary shares of Parent, rounded down to the nearest whole share, determined by multiplying (a) the number of Company Shares that were subject to such Unvested Company RSU Award by (b) the quotient of (i) the per share merger consideration divided by (ii) Parent Share Price, subject to the PSU Award Treatment (as defined below), if applicable, which Assumed RSU Award may be settled in cash at the sole discretion of Parent.

At the Effective Time, each Unvested Company RSU Award held by a continuing employee or continuing service provider that is an Israeli RSU Award will be cancelled and converted into the right to receive through the 102 Trustee a cash amount per Company Share subject to such Israeli RSU Award equal to the per share merger consideration, subject to the PSU Award Treatment, if applicable.

Each Assumed RSU Award (or right to receive cash described above in respect of an Israeli RSU Award) will be subject to substantially the same terms and conditions as were applicable to such Unvested Company RSU Award immediately prior to the Effective Time, including, without limitation, any service-based vesting terms, except (i) for terms rendered inoperative by reason of the Transactions contemplated by the Merger Agreement (including the Merger) as determined by Parent in its sole and reasonable discretion, (ii) that with respect to any Unvested Company RSU Award that is subject to performance-based vesting criteria, no performance-based vesting metrics or criteria shall apply from and after the Effective Time, other than (x) forfeiture terms for awards not subject to, or no longer subject to, service-based vesting conditions and (y) any recoupment provisions and (iii) Parent may, in its sole discretion, adjust the original vesting dates scheduled to occur following the Effective Time to align with the next March 10, June 10, September 10 and December 10 date following each such original vesting date.

At the Effective Time, each Unvested Company RSU Award that is held by an individual who is not a continuing employee or continuing service provider will be cancelled without consideration therefor.

Any payments made with respect to Company RSU Awards will be subject to all applicable tax withholding requirements under applicable law and any tax ruling, if obtained.

PSU Award Treatment

At the Effective Time, each Unvested Company RSU Award held by a continuing employee or continuing service provider that remains subject to performance-based vesting criteria in respect of a performance period that has not ended as of immediately prior to the Effective Time (each, an “Unvested Company PSU Award”) will be assumed and converted into an Assumed RSU Award (or cancelled and converted to the right to receive cash as described above, if such Unvested Company PSU Award is an Israeli RSU Award) based on target achievement of the applicable performance-based vesting criteria (or, to the extent that the terms of the Unvested Company PSU Award require performance to be deemed achieved at a lower level of performance achievement upon the consummation of the Merger, such lower level of achievement) (the “Open Performance Period Treatment”); provided, that, for the avoidance of doubt, and notwithstanding anything to the contrary set forth in the applicable award agreement, plan document or any other agreement or arrangement, if any performance-based vesting criteria applicable to a Company RSU Award has been achieved below target in respect of a performance period that has ended prior to the Effective Time (“Actual Achievement Level”), such performance-based vesting criteria will be deemed achieved at the Actual Achievement Level and the portion of the Company RSU Award to which such achieved performance-based vesting criteria applied shall be assumed based on the performance-based vesting criteria being achieved at the Actual Achievement Level (and such portion of such Company RSU Award shall under no circumstances be deemed earned at target) (the “Actual Achievement Treatment” and, together with the Open Performance Period Treatment, the “PSU Award Treatment”).

Company ESPP

Prior to the Effective Time and contingent upon the occurrence of the closing of the Merger, the Company will terminate the Company ESPP effective as of immediately prior to the Effective Time and provide, with respect to the offering or purchase period (if any) under the Company ESPP that is in effect on the date of the Merger Agreement, that all outstanding purchase rights outstanding under the Company ESPP will be automatically exercised on a date no later than ten days prior to the date of closing of the Merger (the “Closing Date”) in accordance with the terms of the Company ESPP. In addition, with respect to the Company ESPP, (i) no new offering or purchase periods shall commence after the date of the Merger Agreement, (ii) no new participants shall be permitted after the date of the Merger Agreement and (iii) existing participants shall be restricted from increasing their payroll deduction elections in effect as of the date of the Merger Agreement.

Assumptions related to the CEO Compensation Proposal

On May 30, 2024, the compensation committee and the Board granted 500,000 Company RSU Awards to Mr. Adika, which are subject to shareholder approval of the CEO Compensation Proposal. For purposes of preparing the disclosure set forth in this proxy statement, we have assumed that the CEO Compensation Proposal has been approved by the Company’s shareholders, and accordingly 31,250 of such Company RSU Awards are reflected in this proxy statement as vested and the remaining 468,750 Company Shares underlying such Company RSU Awards are reflected in this proxy statement as outstanding and unvested. However, if the Company’s shareholders do not approve the CEO Compensation Proposal, all 500,000 of such Company RSU Awards will be null and void.

The Special and Annual General Meeting

Date, Time, Place and Agenda. The meeting will take place on August 7, 2024, at 4:00 p.m. Israel Time (i.e., 9:00 a.m. Eastern Time on August 7, 2024), at the Company’s principal executive office at 1 Walter Moses St., Tel Aviv 6789903, Israel. The meeting is being held for the purpose of considering the approval of each of the Merger Proposal, the Adjournment Proposal, the Director Re-election Proposal, the Auditor Re-appointment Proposal and the CEO Compensation Proposal.

We do not currently expect there to be any other matters on the agenda at the meeting; however, if any other matter is properly presented at the meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their discretion.

Record Date. Shareholders as of the Record Date of June 27, 2024 are entitled to notice of the meeting and to vote at the meeting. Each holder of Company Shares is entitled to cast one vote on each matter properly brought before the meeting for each Company Share owned as of the Record Date.

Quorum. Under the Articles, the meeting will be properly convened and a requisite quorum will be present if two or more shareholders (not in default in payment of any sum referred to in Article 13 of the Articles) attend the meeting in person or sign and return proxies, provided that they hold, in the aggregate, ordinary shares representing at least 25% of the voting power of the Company. If such quorum is not present within half an hour from the time appointed for the meeting, then, without any further notice, the meeting will be adjourned (i) to the following week (to the same day, time and place), (ii) to such day and at such time and place as indicated in the notice of such meeting, or (iii) to such day (which day may be earlier or later than the day pursuant to clause (i) above) and at such time and place the chairperson of the meeting shall determine. At such adjourned meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Required Vote. The approval of each of the Merger Proposal, the Adjournment Proposal, the Director Re-election Proposal, the Auditor Re-appointment Proposal and the CEO Compensation Proposal requires the affirmative vote of the holders of at least a majority of the Company Shares represented at the meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and actually voting on such proposal (excluding abstentions and broker non-votes).

In the case of the Merger Proposal, the foregoing majority must be achieved after excluding any votes of Company Shares held by (a) Parent, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the total outstanding voting power of Parent or Merger Sub, or the right to appoint 25% or more of the directors of Parent or Merger Sub; (b) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Parent, Merger Sub or any of the foregoing.

If the Adjournment Proposal is approved and a quorum is present, the chairman of the meeting may recess and/or adjourn the meeting to a later time or date pursuant to the Articles. It should be noted that under the terms of the Merger Agreement, the meeting cannot be adjourned for more than five business days at a time or ten business days in the aggregate after the date appointed for the meeting without the prior written consent of Parent, other than under certain specified circumstances.

In the case of the CEO Compensation Proposal, the foregoing majority must be achieved subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the meeting in favor of the CEO Compensation Proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal (each controlling shareholder or shareholder with a personal interest, an “Interested Shareholder”); or

(ii)
the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the CEO Compensation Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “controlling shareholder” is defined as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder (as defined in the Companies Law) of the Company), including, with respect to the CEO Compensation Proposal, a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company. Two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval by the Company’s shareholders will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company’s shareholders, or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company (i) includes a personal interest of any of the shareholder’s relative (i.e., spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of the Company Shares.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under the CEO Compensation Proposal), please notify Paul Shinn, General Counsel, at legal@walkme.com.

Other than entities affiliated with Insight Partners, who are deemed for purposes of the CEO Compensation Proposal to be controlling shareholders, we do not believe we have a controlling shareholder as of the Record Date, and therefore, we believe that none of our other shareholders (except for Mr. Adika) should have a personal interest in the CEO Compensation Proposal and be deemed an Interested Shareholder.

Share Ownership of the Company’s Directors and Executive Officers. As of the Record Date for the meeting, directors and executive officers of the Company beneficially owned, in the aggregate, approximately 23% of the outstanding Company Shares. For beneficial ownership of Company Shares by the Company’s directors and executive officers, including how beneficial ownership was calculated, see the section entitled “Security Ownership of Certain Beneficial Owners and Directors and Officers” beginning on page 99 of this proxy statement.

Voting and Proxies. If you are a shareholder of record, your signed proxy card must be delivered physically to our offices by 5:00 p.m. Israel Time on August 6, 2024 (i.e., 10:00 a.m. Eastern Time on August 6, 2024) to be validly included in the tally of Company Shares voted at the meeting. If submitted to our proxy tabulator, Broadridge Financial Solutions, Inc., located at 51 Mercedes Way, Edgewood, NY 11717, your signed proxy card must be received by 11:59 p.m. Eastern Time on August 6, 2024 (i.e., 6:59 a.m. Israel Time on August 7, 2024) to be counted towards the tally of Company Shares so voted. In the alternative, a proxy card may be presented in person to the chairperson of the meeting in order to be counted towards the tally of votes at the meeting. If you are a shareholder of record and attend the meeting, you may vote in person, and if you do so, your proxy will not be used.

If your Company Shares are held in a stock brokerage account or by a bank, broker or other nominee, you are considered the “beneficial holder” of the Company Shares held for you in what is known as “street name.” If that is the case, you may instruct your bank, broker or other nominee how to vote by completing and returning the voting instruction form provided by your bank, broker or other nominee, or by providing voting instructions via the internet (at www.proxyvote.com) or via telephone (as per the directions on the enclosed voting instruction form). If you plan to attend the meeting and vote in person, you will be required to present a “legal proxy” from your bank, broker or other nominee, along with an account statement showing ownership of your Company Shares as of the Record Date, in order to be given a ballot to vote the shares in person at the meeting.

Shareholder Proposals. Additionally, in accordance with, and subject to, the provisions of our Articles and the Companies Law, certain of our shareholders may present proposals for consideration at the meeting by submitting their proposals in writing to the Company no later than 11:59 p.m. Israel Time on July 5, 2024, provided that such proposal is appropriate for consideration by shareholders at the meeting. Such proposals should be submitted in writing to the Company at the following address: WalkMe Ltd., 1 Walter Moses St., Tel Aviv 6789903, Israel, Attn: Mr. Paul Shinn, General Counsel. If the Board determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the meeting, the Company will publish a revised agenda for the meeting in accordance with the provisions of the Companies Law by way of issuing a press release or furnishing a report on Form 6-K to the SEC. However, the Record Date will not change.

Interests of the Company’s Directors and Executive Officers in the Merger

When considering the recommendation of the Board that you vote to approve the Merger Proposal, you should be aware that our directors and executive officers may have interests in the Merger that are different from, or in addition to, your interests as a shareholder. The Board was aware of these interests during its deliberations on the merits of the Merger and in deciding to recommend that the Company’s shareholders vote in favor of the Merger Proposal. These interests generally include, among others, the rights to accelerated vesting of equity awards, entitlement to certain severance payments and benefits in the event of certain terminations of employment, indemnification and insurance and certain payments and benefits provisions contained in or permitted by the Merger Agreement, as described in more detail under the caption “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger.”

Market Price Information

The Company Shares are listed on Nasdaq under the trading symbol “WKME.” The closing sale price of the Company Shares on Nasdaq on June 4, 2024, the last trading day prior to the execution of the Merger Agreement, was $9.64 per share, compared to which the per share merger consideration represents a premium of approximately 45%. On June 28, 2024, the latest practicable trading day before the date of this proxy statement, the closing price of our Company Shares on Nasdaq was $13.97.

Recommendation of the Board

The Board, after considering various factors described under the caption “The Merger—Reasons for the Merger and Recommendation of the Board,” has unanimously (i) determined that the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (together with the Merger, the “Transactions”) are fair to, advisable, and in the best interests of the Company and the Company’s shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) authorized and approved in all respects, the Merger Agreement, the execution, delivery and performance of the Merger Agreement and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions set forth in the Merger Agreement, (iii) directed that the performance of the Merger Agreement and the consummation of the Merger and the other Transactions be submitted to the Company’s shareholders for their adoption and approval and (iv) resolved to recommend that the Company’s shareholders adopt and approve the performance of the Merger Agreement, the Merger and the other Transactions. The Board unanimously recommends that you vote (1) “FOR” the Merger Proposal; (2) “FOR” the Adjournment Proposal, (3) “FOR” the Director Re-election Proposal; (4) “FOR” the Auditor Re-appointment Proposal; and (5) “FOR” the CEO Compensation Proposal.

Opinion of Qatalyst Partners LP

The Company retained Qatalyst Partners LP (which we refer to herein as “Qatalyst Partners”) to act as its financial advisor in connection with a potential transaction such as the Merger and to evaluate whether the per share merger consideration to be received by the holders of Company Shares for each Company Share pursuant to, and in accordance with, the terms of the Merger Agreement, was fair, from a financial point of view, to such holders. The Company selected Qatalyst Partners as its financial advisor for the Transactions based on its qualifications, expertise and reputation, as well as its knowledge of the Company’s business and the industry in which it operates. Qatalyst Partners has provided its written consent to the reproduction of its opinion in this proxy statement. At the meeting of the Board on June 4, 2024, Qatalyst Partners rendered to the Board its oral opinion, subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the per share merger consideration to be received by the holders of Company Shares for each Company Share pursuant to, and in accordance with, the terms of the Merger Agreement, was fair, from a financial point of view, to such holders. Qatalyst Partners delivered its written opinion, dated June 4, 2024, to the Board following the meeting of the Board.

The full text of Qatalyst Partners’ written opinion, dated June 4, 2024, is attached to this proxy statement as Annex B and is incorporated herein by reference. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered, and limitations and qualifications of the review undertaken by Qatalyst Partners in rendering its opinion. Holders of Company Shares should read the opinion carefully in its entirety. Qatalyst Partners’ opinion was provided to the Board and addresses only, as of the date of the opinion, the fairness, from a financial point of view, of the per share merger consideration to be received by the holders of Company Shares for each Company Share pursuant to, and in accordance with, the terms of the Merger Agreement, to such holders, and it does not address any other aspect of the Merger. It does not constitute a recommendation as to how any holder of Company Shares should vote with respect to the Merger or any other matter and does not in any manner address the price at which Company Shares will trade or otherwise be transferable at any time. The summary of Qatalyst Partners’ opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached to this proxy statement as Annex B.

For more information, see the section of this proxy statement captioned “The Merger—Opinion of Qatalyst Partners LP.”

Merger Agreement

Conditions to Completion of the Merger

The respective obligations of each party to consummate the Transactions will be subject to the satisfaction or waiver (to the extent permitted by applicable law) on or prior to Closing Date of each of the following conditions:

•	the approval of the Merger Agreement, the Merger and the other Transactions by the requisite affirmative vote of the Company’s shareholders;

•	no governmental authority in any competent jurisdiction has by any law or order that is continuing and remains in effect, restrained, enjoined or otherwise prohibited the consummation of the Merger;

•
expiration or termination of the applicable waiting period (or extension thereof) under the United States Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”);

•
the expiration of the applicable waiting period, clearance, waiver or affirmative approval of the applicable governmental authority have been obtained and remain in effect under the applicable antitrust laws in Cyprus, Germany and, if required, the United Kingdom (together with the expiration or termination of the applicable waiting period under the HSR Act, the “Required Clearances”); and

•
at least 50 days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar (as defined in the section of this proxy statement captioned “Regulatory Approvals Required for the Merger and Other Regulatory Filings—Israeli Approvals—Israeli Companies Registrar”) and at least 30 days shall have elapsed after receipt of the requisite approval of the Merger Agreement, the Merger and the other Transactions by the Company’s shareholders.

The respective obligations of Parent and Merger Sub to consummate the Transactions will be subject to the satisfaction or written waiver by Parent and Merger Sub, as applicable, at or prior to the Effective Time of each of the following conditions:

•	with specified qualifications and exceptions, the truth and correctness of the Company’s representations and warranties contained in the Merger Agreement as of the Closing Date;

•
the Company having complied with or performed, in all material respects, the covenants, obligations and agreements to be complied with or performed by it under the Merger Agreement on or prior to the Effective Time;

•
no Company Material Adverse Effect (as defined in the section of this proxy statement captioned “The Merger Agreement—Representations and Warranties”) shall have occurred since June 4, 2024, and be continuing; and

•
the receipt by Parent of a certificate dated as of the Closing Date and signed by the Company’s chief executive officer or chief financial officer, certifying to the effect that the conditions described in the preceding three items have been satisfied.

The obligation of the Company to consummate the Transactions will be subject to the satisfaction or written waiver by the Company at or prior to the Effective Time of each of the following conditions:

•	with specified qualifications and exceptions, the truth and correctness of the representations and warranties of Parent and Merger Sub contained in the Merger Agreement as of the Closing Date;

•
each of Parent and Merger Sub having complied with or performed, in all material respects, the respective covenants, obligations and agreements to be complied with or performed by them under the Merger Agreement on or prior to the Closing Date; and

•
the receipt by the Company of a certificate, dated as of the Closing Date and signed by an executive officer of Parent, certifying to the effect that the conditions described in the preceding two items have been satisfied.

Non‑Solicitation; Acquisition Proposals; Change of Recommendation

Pursuant to the terms of the Merger Agreement, the Company is subject to customary restrictions on its ability to solicit Acquisition Proposals (as defined in the section of this proxy statement captioned “The Merger Agreement—Acquisition Proposals”) from third parties and to provide information to, and enter into discussions or negotiations with, third parties regarding Acquisition Proposals.

However, prior to the approval of the Merger Agreement by the Company’s shareholders, the solicitation restrictions are subject to a customary “fiduciary‑out” provision that allows the Company, in response to its receipt of an unsolicited bona fide Acquisition Proposal, to provide information to and participate in negotiations or discussions with third parties with respect to an Acquisition Proposal if the Board determines in good faith, after consultation with its financial advisors and outside counsel, based on the information then available, that the Acquisition Proposal constitutes or would reasonably be likely to lead to a Superior Proposal (as defined in the section of this proxy statement captioned “The Merger Agreement—Acquisition Proposals”) and that failure to take such action would reasonably be likely to be inconsistent with the Board’s fiduciary duties under applicable Israeli law and the Company receives or has already received an Acceptable Confidentiality Agreement (as defined in the Merger Agreement).

In addition, at any time prior to the receipt of the requisite approval of the Merger Agreement, the Merger and the other Transactions by the Company’s shareholders, in response to its receipt of an unsolicited Acquisition Proposal, the Board may (a) effect a change in recommendation that the holders of Company Shares approve the Merger Agreement and the Transactions and/or (b) terminate the Merger Agreement in order to accept a Superior Proposal, if (i) such Acquisition Proposal has been received and not been withdrawn and (ii) the Board has determined in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes a Superior Proposal and, in light of such Superior Proposal, the failure to change its recommendation and/or to terminate the Merger Agreement would reasonably be likely to be inconsistent with its fiduciary duties under applicable Israeli law. However, prior to taking these actions, the Board must provide Parent with at least four business days’ prior written notice of such determination (the “Notice Period”), specifying the material terms and conditions of the Superior Proposal; during the Notice Period, if requested by Parent, the Company must cause its legal and financial advisors to reasonably engage in good faith negotiations with Parent and its representatives, and the Board must consider in good faith any proposals made by Parent in writing, to amend the Merger Agreement such that the Acquisition Proposal would no longer constitute a Superior Proposal.

Also, prior to receipt of the requisite approval of the Merger Agreement, the Merger and the other Transactions by the Company’s shareholders, the Board may change its recommendation that the holders of Company Shares approve the Merger Agreement for a reason unrelated to an Acquisition Proposal if it determines in good faith, after consultation with its financial advisors and outside counsel, that, in light of the occurrence of certain intervening events, the failure to take such action would reasonably be likely to be inconsistent with the Board’s fiduciary duties under applicable Israeli law; provided, that the Company gives Parent written notice of such determination, with a description of the material facts and circumstances giving rise to such intervening events, and, during the five business day period commencing on the date of Parent’s receipt of such notice, if requested by Parent, the Company causes its legal and financial advisors to reasonably engage in good faith negotiations with Parent and its representatives regarding any amendment to the Merger Agreement and consider in good faith any such proposals made by Parent so as to avoid such recommendation change.

The Company will be required to pay Parent a termination fee of approximately $44.2 million if the Merger Agreement is terminated under certain circumstances that are specified in the Merger Agreement. For more details, see the section of this proxy statement captioned “The Merger Agreement—Company Termination Fee.”

Financing of the Merger

The Merger is not conditioned upon Parent’s receipt of proceeds of any outside financing. Parent has represented to the Company that it and its subsidiaries, on a consolidated basis, have the financial capacity to pay and perform its obligations under the Merger Agreement, and that, at the Closing, Parent will have access to all funds necessary for Parent to fulfill its obligations under the Merger Agreement, including as necessary to consummate the Merger. For more information, see the section of this proxy statement entitled “The Merger—Financing of the Merger.”

U.S. Federal and Israeli Income Tax Consequences of the Merger

The receipt by a U.S. Holder (as defined in “The Merger—U.S. Federal and Israeli Income Tax Consequences of the Merger—U.S. Federal Income Tax Consequences”) of cash in exchange for Company Shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash it receives pursuant to the Merger and its aggregate adjusted tax basis in Company Shares that it exchanges for such cash.

The receipt of the per share merger consideration in exchange for a Company Share pursuant to the Merger is generally a taxable transaction to the holders of such Company Share for Israeli income tax purposes and requires the withholding of applicable Israeli tax at source. However, certain exemptions from Israeli tax laws may be applicable to non‑Israeli holders of Company Shares.

For more information, see the section of this proxy statement captioned “The Merger—U.S. Federal and Israeli Income Tax Consequences of the Merger.” Holders of Company Shares should consult their own tax advisors concerning the tax consequences relating to the Merger in light of their particular circumstances.

Regulatory Approvals Required for the Merger and Other Regulatory Filings

Antitrust Filings

Under the Merger Agreement, the Transactions cannot be completed until receipt of the Required Clearances.

After the Closing, a foreign direct investment notification will be submitted to the competent authority in Japan, noting that it is the understanding of the parties to the Merger Agreement that the Transactions will not lead to a substantive review of such authority and that the making of such notification will serve only a statistical purpose.

Israeli Companies Registrar

Each of the Company and Merger Sub is required to file with the Registrar of Companies of the Israeli Corporations Authority (the “Companies Registrar”) a merger proposal setting forth specified details with respect to the Merger, within three days of calling the meeting to approve the Merger.

After the vote of the Company’s shareholders, each of the Company and Merger Sub must file a notice with the Companies Registrar regarding the approval of the Merger by the Company’s shareholders no later than three days after the date on which such approval is received.

A notification of the Merger must be sent to the secured creditors of each merging company within three days after the merger proposal is filed with the Companies Registrar, and, within four business days of such filing, known substantial creditors must be informed individually by registered mail of such filing and where the merger proposal can be reviewed. Non-secured creditors must be informed of the Merger by publication in two daily Hebrew newspapers in Israel on the day that the merger proposal is submitted to the Companies Registrar and, with respect to the Company, in one daily newspaper in New York within three business days of the date that the merger proposal is filed with the Companies Registrar. Both merging companies will notify the Companies Registrar of the notices given to their respective creditors.

In addition, pursuant to the Companies Law, because we employ more than 50 employees, we must provide to the workers’ council a copy of the publication placed in the newspapers or post a copy of the publication placed in the newspapers in a prominent location in the workplace within three business days after the merger proposal is filed with the Companies Registrar. We intend to satisfy such requirement by posting a copy of the publication in a prominent location in our offices.

Assuming that the shareholders of the Company approve the Merger Proposal (and all the other conditions set forth in the Merger Agreement have been satisfied) and that all of the statutory procedures and requirements have been complied with, including the submission of all required approvals to the Companies Registrar, and so long as at least 30 days have elapsed after the approval of the Merger Agreement, the Merger and the other Transactions by the Company’s shareholders and at least 50 days have passed from the date of the filing of the merger proposal with the Companies Registrar, the Merger will become effective upon the issuance of a certificate of merger following a request by the Company and Merger Sub, and upon request the Companies Registrar will be required to register the Merger in the Companies Registrar.

Israeli Tax Rulings

Parent and the Company have agreed to request certain rulings from the ITA. For more information, please refer to the section of this proxy statement captioned “The Merger—U.S. Federal and Israeli Income Tax Consequences of the Merger—Israeli Tax Consequences.”

Israeli Innovation Authority

In addition, due to the funding the Company received from the Israeli Innovation Authority (“IIA”), pursuant to the provisions of the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 1984 (the “Innovation Law”), promptly following the closing of the Merger, the Surviving Company must file a notice to the IIA to inform the IIA of the change of ownership of the Company to be effected by the Merger and provide a signed undertaking (as required under the Innovation Law) to the IIA in a customary form pursuant to which Parent agrees to be bound by and to comply with the provisions of the Innovation Law. Parent agreed under the Merger Agreement to cause the Surviving Company to deliver the notice and undertaking to the IIA promptly following the Closing Date. The filing of the IIA notice is not a condition to completion of the Merger.

For further details regarding the regulatory approvals required for the Merger, please refer to the section of this proxy statement captioned “The Merger—Regulatory Approvals Required for the Merger and Other Regulatory Filings.”

No Appraisal Rights

Under Israeli law, holders of Company Shares are not entitled to statutory appraisal rights in connection with the Merger.

Voting and Support Agreements

As a condition to Parent’s willingness to enter into the Merger Agreement and as a material inducement in consideration therefor, concurrently with the execution and delivery of the Merger Agreement, certain shareholders of the Company (collectively, the “Supporting Shareholders”), who collectively hold approximately 58% of the outstanding Company Shares as of the date of the Merger Agreement, have each entered into a voting and support agreement with Parent (each a “Support Agreement”, and collectively, the “Support Agreements”), pursuant to which, among other things, each Supporting Shareholder has agreed, subject to the terms thereof, to vote all Company Shares owned by such Supporting Shareholder in favor of the approval and adoption of the Merger Agreement, the Merger and the other Transactions and against any action, proposal, transaction or agreement that would prevent, impede or delay the consummation of the Transactions. The obligations of the Supporting Shareholders terminate under certain circumstances, including if the Merger Agreement is terminated.

A form of the Support Agreement is attached as Annex C to this proxy statement.

QUESTIONS AND ANSWERS

The following questions and answers address some commonly asked questions regarding the Merger, the Merger Agreement and the special and annual general meeting of shareholders (the “meeting”). These questions and answers may not address all questions that are important to you. We encourage you to read carefully the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents we refer to in this proxy statement. You may obtain the information incorporated by reference in this proxy statement without charge by following the instructions under the caption “Where You Can Find More Information.”

Q.	Why am I receiving these materials?

A.
You are receiving this proxy statement from us because you were a shareholder of record at the close of business on June 27, 2024 (the “Record Date”). You are entitled to attend the meeting and are entitled to vote on the items of business described in this proxy statement if you own Company Shares as of the close of business on the Record Date. Your vote is very important, and we encourage you to vote by proxy or voting instruction form as soon as possible.

As of June 27, 2024, there were 93,902,391 Company Shares outstanding (including 31,250 of such Company Shares that represent the vested portion of the 500,000 Company RSU Awards granted to Mr. Adika on May 30, 2024 subject to shareholder approval of the CEO Compensation Proposal as set forth below). The Company Shares are our only class of voting shares.

On May 30, 2024, the compensation committee and the Board granted 500,000 Company RSU Awards to Mr. Adika, which are subject to shareholder approval of the CEO Compensation Proposal. For purposes of preparing the disclosure set forth in this proxy statement, we have assumed that the CEO Compensation Proposal has been approved by the Company’s shareholders, and accordingly 31,250 of such Company RSU Awards are reflected in this proxy statement as vested and the remaining 468,750 Company Shares underlying such Company RSU Awards are reflected in this proxy statement as outstanding and unvested. However, if the Company’s shareholders do not approve the CEO Compensation Proposal, all 500,000 of such Company RSU Awards will be null and void.

Q.	What am I being asked to vote on at the meeting?

A.	You are being asked to vote on the following proposals:

1.	the Merger Proposal;

2.	the Adjournment Proposal;

3.	the Director Re-election Proposal;

4.	the Auditor Re-appointment Proposal; and

5.	the CEO Compensation Proposal.

The Company cannot complete the Merger unless its shareholders approve the Merger Proposal (Proposal 1). However, the completion of the Merger is not contingent on the approval of the Adjournment Proposal (Proposal 2), Director Re-election Proposal (Proposal 3), Auditor Re-appointment Proposal (Proposal 4) or CEO Compensation Proposal (Proposal 5).

Q.	What happens if additional matters are presented at the meeting?

A.
The only items of business that the Board intends to present at the meeting are set forth in this proxy statement. No shareholder has advised us of the intent to present any other matter, and we are not aware of any other matters to be presented at the meeting. If any other matter or matters are brought before the meeting in accordance with the provisions of our amended and restated articles of association (the “Articles”) and the ICL, the person(s) named as your proxyholder(s), if any, will have the discretion to vote your Company Shares on the matters in accordance with their best judgment and as they deem advisable.

One or more shareholders holding at least 5% of the voting power in the Company have the right to ask the Board to include an item relating to the appointment or removal of a director in the agenda of the meeting, and 1% of the voting power in the Company have the right to ask the Board to include any other item to the agenda of the meeting, pursuant to and in accordance with Section 66(b) of the ICL, provided, that the proposed item is suitable for discussion at the meeting. This proxy statement constitutes a convening notice by the Company with respect to the meeting. Accordingly, the last date for submitting a request to include an item in the agenda of the meeting pursuant to and in accordance with the ICL is 11:59 p.m. Israel Time on July 5, 2024, and, if the Board determines that a shareholder proposal is appropriate to be added to the agenda of the meeting, the Company will publish a revised agenda in accordance with the provisions of the Companies Law.

The chairperson of the Board shall preside as chairperson of the meeting. If at such meeting the chairperson of the Board shall not be present within 15 minutes after the time fixed for holding the meeting or is unwilling or unable to act as the chairperson, any of the following may preside as chairperson of the meeting (and in the following order): a director designated by the Board, the Chief Executive Officer, the Chief Financial Officer, the General Counsel, the Secretary or any person designated by any of the foregoing.

Q.	When and where is the meeting?

A.
The meeting will take place on August 7, 2024, at 4:00 p.m. Israel Time (i.e., 9:00 a.m. Eastern Time on August 7, 2024), at the Company’s principal executive office at 1 Walter Moses St., Tel Aviv 6789903, Israel.

Q.	Who is entitled to vote?

A.
Shareholders as of the Record Date are entitled to notice of the meeting and to vote. Each holder of Company Shares is entitled to cast one vote on each matter properly brought before the meeting for each Company Share owned as of the Record Date.

Q.	What shares can I vote at the meeting?

A.
You may vote all of the Company Shares you owned as of the Record Date, including Company Shares held directly in your name as the shareholder of record, all Company Shares held for you in “street name” as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q.	If I purchased my Company Shares after the Record Date, may I vote these shares at the meeting?

A.
No. A shareholder is not entitled to vote shares purchased after the Record Date because the shareholder was not the record holder of those shares on the Record Date. Only the holders as of the Record Date may vote shares. However, such shareholder’s Company Shares will be automatically cancelled in exchange for the right to receive $14.00 per share in cash, without interest, subject to adjustments under the Merger Agreement and less any applicable withholding taxes, upon completion of the Merger.

Q.	How may I vote?

A.
Shareholders of Record: If you are a shareholder of record, you can vote either in person at the meeting or by authorizing another person as your proxy, whether or not you attend the meeting. You may vote by proxy in any of the manners below:

By mail: If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card or voting instruction form in the postage‑paid envelope provided to be received by the Company’s proxy tabulator, Broadridge Financial Solutions, Inc., located at 51 Mercedes Way, Edgewood, NY 11717 by 11:59 p.m. Eastern Time on August 6, 2024 (i.e., 6:59 a.m. Israel Time on August 7, 2024), or if sent to the Company’s Israeli registered office, to be physically delivered no later than 5:00 p.m. Israel Time on August 6, 2024 (i.e., 10:00 a.m. Eastern Time on August 6, 2024). You should sign your name exactly as it appears on the enclosed proxy card or voting instruction form. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity.

By telephone: If you are a shareholder of record, you can submit a proxy by telephone by calling the toll‑free number listed on the enclosed proxy card or voting instruction form, entering your control number located on the enclosed proxy card or voting instruction form and following the prompts.

By Internet: If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card or voting instruction form, entering your control number located on the enclosed proxy card or voting instruction form and submitting a proxy by following the on‑screen prompts.

Beneficial Owners: If you hold your shares in “street name” through a broker, bank or other nominee on Nasdaq, please vote in accordance with the instructions on the nominee’s voting instruction form. If you receive a physical voting instruction form, you may complete it and mail it in the self‑addressed envelope that is enclosed. If you received an email copy of the voting instruction form, or if you otherwise desire to submit voting instructions by telephone or over the Internet, please follow the directions that you received. The deadline for receipt of your voting instructions will be 11:59 p.m. Eastern Time on August 6, 2024. Alternatively, if you wish to attend the meeting and vote in person, you must obtain a “legal proxy” from the bank, broker or other nominee that holds your Company Shares and an account statement showing ownership of your Company Shares as of the Record Date, giving you the right to vote the shares at the meeting. In that case, you must be prepared to present a valid photo identification and also bring a recent account statement or similar evidence of ownership from your bank, broker or other nominee that shows that you owned Company Shares as of the Record Date.

Q.	What happens if I do not indicate how to vote on the proxy card or voting instruction form?

A.
If you are a registered shareholder and provide specific instructions (by marking a box on your proxy card) with regard to the proposals, your Company Shares will be voted as you instruct. With respect to the Merger Proposal, if you sign and return your proxy card without giving specific instructions, your Company Shares will not be voted on the Merger Proposal, unless you provide the required confirmation under Item 1a of the proxy card that you are not a Parent Affiliate (as defined in the section of this proxy statement captioned “The Annual and Special General Meeting—Vote Required for Approval of Each of the Proposals”). If you indicate that you are not a Parent Affiliate and you do not provide specific instructions with regard to voting on the Merger Proposal, you proxy card will be voted “FOR” the Merger Proposal. If you are a registered shareholder and do not provide specific instructions with regard to voting on the other proposals, your proxy card will be voted “FOR” the other proposals.

If you are a beneficial owner and return your voting instruction form but do not specify voting instructions for the Merger Proposal, your bank, broker or other nominee will not be permitted to cast a vote with respect to the Merger Proposal (commonly referred to as a “broker non-vote”). Banks, brokers or other nominees that hold Company Shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The proposals for the meeting will not be treated as routine proposals (except the Auditor Re-appointment Proposal), because, among other things, our proxy statement is prepared in compliance with the ICL rather than the rules applicable to domestic U.S. reporting companies. Therefore, in that circumstance, the Company Shares held by you will be included in determining the presence of a quorum at the meeting, but will not be considered “present” for the purpose of voting on the Merger Proposal and other proposals. Such Company Shares therefore have no impact on the outcome of the voting on the Merger Proposal or other proposals. If your Company Shares are held of record by a bank, broker or other nominee, we urge you to follow the instructions from your bank, broker or other nominee as to how your Company Shares can be voted so that you thereby participate in the voting on this important matter.

Q.	If any broker, bank or other nominee holds my Company Shares in “street name,” will my nominee vote my shares for me?

A.
No. Your bank, broker or other nominee is not permitted to vote your Company Shares on any proposal, except the Auditor Re-appointment Proposal, currently scheduled to be considered at the meeting unless you instruct your bank, broker or other nominee how to vote. You should follow the procedures provided by your bank, broker or other nominee to vote your Company Shares. Without instructions, your Company Shares will not be counted as voted at the meeting (referred to as a “broker non-vote”).

Q.	How are “broker non-votes” counted?

A.
Broker non-votes will be counted as present for the purpose of determining the presence or absence of a quorum for the meeting, but they will not be counted in tabulating the voting result for all proposals.

Q.	How are abstentions counted?

A.
If you return a proxy card that indicates an abstention from voting on all matters, the Company Shares represented by your proxy will be counted as present for the purpose of determining the presence or absence of a quorum for the transaction of business, but they will not be counted in tabulating the voting result for any particular proposal.

Q.	May I attend the meeting and vote in person?

A.
Yes. All shareholders of record as of the Record Date may attend the meeting and vote in person. Even if you plan to attend the meeting in person, to ensure that your Company Shares will be represented at the meeting, we encourage you to sign, date and return the enclosed proxy card in the accompanying prepaid reply envelope or grant your proxy electronically over the Internet or by telephone.

If you hold your Company Shares in “street name” through a broker, bank or other nominee, you should instruct your bank, broker or other nominee how to vote your Company Shares in accordance with the voting instruction form that you will receive from your bank, broker or other nominee. Your bank, broker or other nominee cannot vote on any of the proposals, including the Merger Proposal, without your instructions. If you hold your Company Shares in “street name” through a broker, bank or other nominee, you may not vote your Company Shares in person at the meeting unless you obtain a “legal proxy” from your bank, broker or other nominee and an account statement showing ownership of your Company Shares as of the Record Date.

Q.	How do the Support Agreements impact the vote for the proposals at the meeting?

A.
You should be aware that, concurrently with the execution and delivery of the Merger Agreement, the Supporting Shareholders have each entered into a Support Agreement, pursuant to which, among other things, the Supporting Shareholders agreed, subject to the terms thereof, to vote all Company Shares owned by such Supporting Shareholder in favor of the approval and adoption of the Merger Agreement, the Merger and the other Transactions.

Q.	What is the proposed Merger, and what effects will it have on the Company?

A.
The proposed Merger is the acquisition of the Company by Parent. If the Merger Proposal is approved by shareholders and the other closing conditions under the Merger Agreement have been satisfied or waived, Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Company. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent, and the Company Shares will no longer be publicly traded and will be delisted from Nasdaq. In addition, the Company Shares will be deregistered under the Exchange Act, and the Company will no longer file periodic reports with the SEC.

Q.	What will I receive if the Merger is completed?

A.
Upon completion of the Merger, you will be entitled to receive the per share merger consideration for each Company Share that you own, other than Company Shares represented by Excluded Shares. For example, if you own 100 Company Shares, you will receive $1,400.00 in cash in exchange for your Company Shares, without interest, subject to adjustments in the Merger Agreement and less any applicable withholding taxes.

Q.	How does the per share merger consideration compare to the unaffected market price of the Company Shares?

A.
The $14.00 per share merger consideration (without interest, subject to adjustments in the Merger Agreement and before any applicable withholding taxes) constitutes a premium of approximately 45% to $9.64, the closing share price of the Company Shares on Nasdaq on June 4, 2024, the last trading day prior to the execution of the Merger Agreement.

Q.	Is the completion of the Merger subject to a financing condition?

A.	No. The receipt of financing by Parent is not a condition to completion of the Transactions.

Q.	What do I need to do now?

A.
We encourage you to read this proxy statement, the annexes to this proxy statement and the documents that we refer to in this proxy statement carefully and consider how the Merger affects you. Then sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying reply envelope, or grant your proxy electronically over the Internet or by telephone so that your Company Shares can be voted at the meeting. If you hold your Company Shares in “street name,” please refer to the voting instruction forms provided by your bank, broker or other nominee to vote your Company Shares.

Q.	Should I send in my share certificates now?

A.
No, please do not send in your Company Share certificates with your proxy card. After the Merger is completed, you will receive a letter of transmittal containing instructions for how to send your share certificates to the bank or trust company the Company selects to act as the exchange agent for the Merger (the “Exchange Agent”) in order to receive the appropriate cash payment for the Company Shares represented by your share certificates.

Q.	What happens if I sell or otherwise transfer my Company Shares after the Record Date but before the meeting?

A.	The Record Date is earlier than the date of the meeting and the date the Merger is expected to be completed.

If you sell or transfer your Company Shares after the Record Date but before the meeting, you will retain your right to vote those shares at the meeting, but you will transfer the right to receive the per share merger consideration, if the Merger is completed, to the person to whom you sell or transfer your Company Shares. Even if you sell or otherwise transfer your Company Shares after the Record Date, we encourage you to sign, date and return the enclosed proxy card in the accompanying reply envelope, or grant your proxy electronically over the Internet or by telephone.

Q.	How does the Board recommend that I vote?

A.
The Board, after considering the various factors described under the caption “The Merger—Reasons for the Merger and Recommendation of the Board,” has unanimously (1) determined that the terms of the Merger Agreement, the Merger and the other Transactions are fair to, advisable and in the best interests of the Company and the Company’s shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (2) authorized and approved in all respects, the Merger Agreement, the execution, delivery and performance of the Merger Agreement and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions set forth in the Merger Agreement, (3) directed that the performance of the Merger Agreement and the consummation of the Merger and the other Transactions be submitted to the Company’s shareholders for their adoption and approval, and (4) resolved to recommend that the Company’s shareholders adopt and approve the performance of the Merger Agreement, the Merger and the other Transactions.

Furthermore, the Board has determined the meeting to be an appropriate opportunity and efficient use of the Company’s resources to add to the agenda of the meeting such items that are required to be approved by the shareholders in connection with the Company’s annual general meeting, including the Adjournment Proposal (Proposal 2), Director Re-election Proposal (Proposal 3), Auditor Re-appointment Proposal (Proposal 4) and CEO Compensation Proposal (Proposal 5).

The Board unanimously recommends that you vote (1) “FOR” the Merger Proposal, (2) “FOR” the Adjournment Proposal, (3) “FOR” the Director Re-election Proposal, (4) “FOR” the Auditor Re-appointment Proposal, and (5) “FOR” the CEO Compensation Proposal.

The Company cannot complete the Merger unless its shareholders approve the Merger Proposal (Proposal 1). However, the completion of the Merger is not contingent on the approval of the Adjournment Proposal (Proposal 2), Director Re-election Proposal (Proposal 3), Auditor Re-appointment Proposal (Proposal 4) or CEO Compensation Proposal (Proposal 5).

Q.	What happens if the Merger is not completed?

A.
If the Merger is not approved by the requisite vote of the Company’s shareholders or if the Merger is not completed for any other reason, the Company’s shareholders will not receive any merger consideration for their Company Shares. Instead, the Company will remain an independent public company, the Company Shares will continue to be listed and traded on Nasdaq and registered under the Exchange Act, and the Company will continue to file periodic reports with the SEC.

If the Merger Agreement is terminated under certain circumstances, including, but not limited to, termination by the Company to accept a Superior Proposal (as defined in the Merger Agreement), termination by Parent following a Company Change of Recommendation (as defined in the Merger Agreement) or termination by Parent as a result of the Company’s material breach of the its obligations pursuant to Section 5.2 of the Merger Agreement, the Company will be obligated to pay to Parent a termination fee equal to approximately $44.2 million in cash. For more details see the section of this proxy statement captioned “The Merger Agreement—Company Termination Fee.”

Q.	Are there risks I should consider in deciding how to vote on the Merger?

Yes. You should read carefully this proxy statement in its entirety, including the factors discussed in the section of this proxy statement entitled “Risk Factors.”

Q.	What vote is required to approve the Merger Proposal?

A.
The affirmative vote of the holders of at least a majority of the Company Shares represented at the meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and actually voting on the proposal, excluding abstentions and broker non‑votes, is required to approve the Merger Proposal. The foregoing majority must be achieved after excluding any votes on account of Company Shares held by Parent, Merger Sub or any other Parent Affiliate, if any.

You may vote either “FOR” or “against” the Merger Proposal, or you may abstain. The ICL requires that each shareholder voting on the Merger Proposal indicate whether or not the shareholder is a Parent Affiliate. The enclosed proxy card includes a box you must mark to indicate whether or not you are a Parent Affiliate with regards to the Merger Proposal by voting on Item 1a of the proxy card. A selection of “YES” confirms that you ARE NOT a Parent Affiliate and a selection of “NO” confirms that you are a Parent Affiliate.

If you indicate that you are a Parent Affiliate or fail to make a selection as to whether or not you are a Parent Affiliate with regards to the Merger Proposal, your vote will NOT be counted with respect to the Merger Proposal.

Q.	What vote is required to approve the Adjournment Proposal, the Director Re-election Proposal and the Auditor Re-appointment Proposal?

A.
The affirmative vote of the holders of at least a majority of the Company Shares represented at the meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and actually voting on the proposal (excluding abstentions and broker non-votes) is required to approve each of the Adjournment Proposal, the Director Re-election Proposal and the Auditor Re-appointment Proposal.

You may vote either “FOR” or “against” the above proposals, or you may abstain.

Q.	What vote is required to approve the CEO Compensation Proposal?

A.
The approval of the CEO Compensation Proposal requires the affirmative vote of the holders of at least a majority of the Company Shares represented at the meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and actually voting on the proposal (excluding abstentions and broker non-votes), is required to approve the CEO Compensation Proposal. In addition to the foregoing majority, one of the following additional voting requirements must be achieved:

(i)
a majority of the shares that are voted at the meeting in favor of the CEO Compensation Proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal (each controlling shareholder or shareholder with a personal interest, an “Interested Shareholder”); or

(ii)
the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the CEO Compensation Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “controlling shareholder” is defined as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder (as defined in the Companies Law) of the Company), including, with respect to the CEO Compensation Proposal, a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company. Two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval by the Company’s shareholders will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company’s shareholders, or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company (i) includes a personal interest of any of the shareholder’s relative (i.e., spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the Company.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under the CEO Compensation Proposal), please notify Paul Shinn, General Counsel, at legal@walkme.com.

Other than entities affiliated with Insight Partners, who are deemed for purposes of the CEO Compensation Proposal to be controlling shareholders, we do not believe we have a controlling shareholder as of the Record Date, and therefore, we believe that none of our other shareholders (except for Mr. Adika) should have a personal interest in the CEO Compensation Proposal and be deemed an Interested Shareholder.

You may vote either “FOR” or “against” the CEO Compensation Proposal, or you may abstain.

Q.	How many shares must be present or represented to conduct business at the meeting (i.e., what constitutes a quorum)?

A.
The presence (in person or by proxy) of any two or more shareholders (not in default in payment of any sum referred to in Article 13 of the Articles) holding, in the aggregate, Company Shares representing at least 25% of the voting power of the Company constitutes a quorum for purposes of the meeting.

Q.	What happens if a quorum is not present?

A.
In the absence of the requisite quorum of the Company’s shareholders at the meeting within half an hour from the time fixed for commencement thereof, then, without any further notice, the meeting will be adjourned (i) to the following week (to the same day, time and place), (ii) to such day and at such time and place as indicated in the notice of such meeting, or (iii) to such day (which day may be earlier or later than the day pursuant to clause (i) above) and at such time and place the chairperson of the meeting shall determine. At such adjourned meeting, if a quorum is not present, the Company’s shareholders present, in person, by proxy or by electronic voting, will constitute a quorum. Under the terms of the Merger Agreement, the meeting cannot be adjourned for more than five business days and cannot be postponed to later than the date that is ten business days after the date for which the meeting was originally scheduled without the prior written consent of Parent.

Q.	What is the difference between holding Company Shares as a shareholder of record and as a beneficial owner?

A.	As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholders of Record. If your Company Shares are registered directly in your name with our transfer agent, Equiniti Trust Company LLC, you are considered, with respect to those shares, the shareholder of record, and proxy materials are being sent directly to you by us. As the shareholder of record, you have the right to vote in person at the meeting or direct the proxyholder how to vote your Company Shares on your behalf at the meeting by fully completing, signing and dating the enclosed proxy card and returning it to us in the enclosed postage paid return envelope, to be received by the Company’s proxy tabulator, Broadridge Financial Solutions, Inc., located at 51 Mercedes Way, Edgewood, NY 11717 by 11:59 p.m. Eastern Time on August 6, 2024 (i.e., 6:59 a.m. Israel Time on August 7, 2024), or if sent to the Company’s Israeli registered office, to be physically delivered no later than 5:00 p.m. Israel Time on August 6, 2024 (i.e., 10:00 a.m. Eastern Time on August 6, 2024).

Beneficial Owners. If your Company Shares are held through a broker, bank or other nominee, you are considered the beneficial owner of shares held in “street name,” and proxy materials are being forwarded to you together with a voting instruction form. As the beneficial owner, you have the right to direct your broker, trustee or nominee to vote your Company Shares as you instruct in the voting instruction form. If you hold Company Shares through a broker, trustee or nominee, you may also vote in person at the meeting, but only after you obtain a “legal proxy” from the broker, trustee or nominee that holds your Company Shares and an account statement showing ownership of your Company Shares as of the Record Date, giving you the right to vote your Company Shares at the meeting. Your broker, trustee or nominee has enclosed or provided a voting instruction form for you to use in directing the broker, trustee or nominee how to vote your Company Shares.

Q.	May I change my vote after I have mailed my signed proxy card?

A.	Yes. You may change your vote or revoke your proxy at any time prior to the vote at the meeting.

Shareholders of Record: If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the meeting by (1) signing another proxy card with a later date and returning it to the Company’s proxy tabulator, Broadridge Financial Solutions, Inc., located at 51 Mercedes Way, Edgewood, NY 11717 by 11:59 p.m. Eastern Time on August 6, 2024 (i.e., 6:59 a.m. Israel Time on August 7, 2024), or physically delivering it to the Company’s Israeli registered office by no later than 5:00 p.m. Israel Time on August 6, 2024 (i.e., 10:00 a.m. Eastern Time on August 6, 2024); (2) submitting a new proxy electronically over the Internet or by telephone after the date of the earlier submitted proxy and prior to the meeting; (3) delivering a written notice of revocation to our Corporate Secretary prior to the meeting; or (4) attending the meeting and voting in person at the meeting. If you wish to change your vote by mail, you should contact our Proxy Solicitor at the address set forth below and request a new proxy card or voting instruction form.

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
800-967-4607
wkme@dfking.com

Beneficial Owners: If you hold your Company Shares in “street name” through a broker, bank or other nominee on Nasdaq, in order to change your voting instructions, you must follow the relevant directions from your broker, bank, or other nominee, and must do so prior to 11:59 p.m. Eastern Time on August 6, 2024. You may also vote in person at the meeting if you obtain a “legal proxy” from your bank, broker or other nominee and an account statement showing ownership of your Company Shares as of the Record Date.

Q.	What is a proxy?

A.
A proxy is a document by which you authorize a person to be your representative at a meeting of the Company and to vote for you at that meeting of shareholders in the way that you have directed. That document is called a “proxy card” or, if your Company Shares are held in street name and you give instructions to the record holder of your Company Shares, is called a “voting instruction form.”

This proxy statement and the accompanying proxy card or voting instruction form is furnished in connection with the solicitation by the Board of proxies for use at the meeting and at any adjournments or postponements of the meeting. We are mailing this proxy statement and a proxy card to our shareholders on or around July 1, 2024. Hagit Ynon, our Chief Financial Officer, and Paul Shinn, our General Counsel, with full power of substitution, are the proxy holders for the meeting.

Q.	What should I do if I receive more than one proxy card or voting instruction form?

A.
You may receive more than one set of these proxy solicitation materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction forms. Please complete, sign, date and return all proxy cards and voting instruction forms you receive, or vote each group of Company Shares by mail, telephone or over the Internet to ensure that all your Company Shares are voted. For example, if you hold your Company Shares in more than one brokerage account, you may receive a separate voting instruction form for each brokerage account in which you hold Company Shares. In addition, if you are a shareholder of record and your Company Shares are registered in more than one name, you may receive more than one proxy card.

Q.	Where can I find the voting results of the meeting?

A.
The Company intends to publish final voting results in a Report of Foreign Private Issuer on Form 6-K to be furnished to the SEC following the meeting. All reports that the Company files or furnishes with the SEC are publicly available when filed or furnished. See the section of this proxy statement captioned “Where You Can Find More Information.”

Q.	Will the per share merger consideration payable to me be subject to Israeli capital gains tax?

A.
As a general rule, Israeli resident shareholders are subject to Israeli capital gains tax on the per share merger consideration. Non-Israeli resident shareholders who acquired their Company Shares prior to June 16, 2021 (the date on which these shares were registered for trading on Nasdaq) and who do not qualify for an exemption from Israeli capital gains tax under the Ordinance (as defined below) and regulations promulgated thereunder or an applicable tax treaty to which the State of Israel is a party (subject to the receipt in advance of a valid certificate from the ITA allowing for an exemption), including the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (the “Treaty”) described in this proxy statement, may be subject to Israeli capital gains tax on the disposition of their Company Shares in the Merger. Such shareholders, as well as shareholders who were Israeli residents in the past, should consult their tax advisors regarding the tax consequences of the Merger to them.

Non-Israeli resident shareholders who have acquired their Company Shares after such shares were registered for trading (i.e., after the Company Shares were listed for trading on Nasdaq on June 16, 2021) are generally exempt from Israeli capital gains tax (subject to delivery to the paying agent of the relevant documentation as instructed in the tax ruling discussed below or the receipt in advance of a valid certificate from the ITA), unless such shareholders have a permanent establishment in Israel or, for shares traded on stock exchanges outside of Israel, the particular capital gain is subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745 1985.

Q.	Will the per share merger consideration payable to me be subject to Israeli tax withholding?

A.
According to Israeli law, unless it is provided with an exemption certificate issued by the ITA, Parent is required to withhold Israeli taxes from the per share merger consideration even if you are not subject to Israeli capital gains tax. We intend to submit an application to the ITA in order to clarify the withholding mechanism. As part of the application, we intend to request that non-Israeli shareholders who hold less than 5% of the outstanding Company Shares and which were purchased after June 16, 2021 (the date on which the Company listed its shares on Nasdaq) be exempt from withholding to the extent that such shareholders provide the paying agent with certain declarations and documents regarding their residency and the date on which the Company Shares were purchased. We cannot assure you that our application will be accepted.

Q.	Will U.S. Holders be subject to U.S. federal income tax upon the exchange of Company Shares for cash pursuant to the Merger?

A.
If you are a U.S. Holder, the exchange of the Company Shares for cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount of cash it receives pursuant to the Merger and its aggregate adjusted tax basis in Company Shares that it exchanges for such cash. For more details, see “The Merger—U.S. Federal and Israeli Income Tax Consequences of the Merger—U.S. Federal Income Tax Consequences.”

Q.	What will the holders of Company Equity Awards receive in the Merger?

A. Company Options

At the Effective Time, each Company Option, to the extent outstanding, vested and unexercised as of immediately prior to the Effective Time, will be cancelled and converted into the right to receive from the Surviving Company (except for consideration paid with respect to vested options that are Section 102 Awards and Section 3(i) Awards, which will be paid through the 102 Trustee) a cash amount equal to the product of (a) the number of Company Shares subject to such vested Company Option, multiplied by (b) the excess, if any, of the per share merger consideration over the applicable per share exercise price for such vested Company Option.

At the Effective Time, each Unvested Cashed-Out Company Option will be cancelled and converted into the right to receive from the Surviving Company (except for consideration paid with respect to Unvested Cashed-Out Company Options that are Section 102 Awards and Section 3(i) Awards, which will be paid through the 102 Trustee) per Company Share subject to such Unvested Cashed-Out Company Option a cash amount equal to the excess, if any, of the per share merger consideration over the applicable per share exercise price for such Unvested Cashed-Out Company Option, which will be payable subject to the same vesting terms that applied to such Unvested Cashed-Out Company Option immediately prior to the Effective Time (except that Parent may, in its sole discretion, adjust the original vesting dates scheduled to occur following the Effective Time to align with the next March 10, June 10, September 10 and December 10 date following each such original vesting date).

At the Effective Time, each Company Option that is outstanding and unvested as of immediately prior to the Effective Time and held by an individual who is not a continuing employee or continuing service provider, and each Company Option that has a per share exercise price that is equal to or greater than the per share merger consideration, in each case, will be cancelled without consideration therefor.

Any payments made with respect to Company Options will be subject to all applicable tax withholding requirements under applicable law and any tax ruling, if obtained.

Company RSU Awards

At the Effective Time, each Company RSU Award that is outstanding, vested and unsettled as of the Effective Time will be cancelled and converted into the right to receive from the Surviving Company (except for consideration paid with respect to vested Company RSU Awards that are Section 102 Awards and Section 3(i) Awards, which will be paid through the 102 Trustee) a cash amount equal to the product of (a) the number of Company Shares subject to such vested Company RSU Award and (b) the per share merger consideration.

At the Effective Time, each Unvested Company RSU Award and held by a continuing employee or continuing service provider (other than an Israeli RSU Award) will be assumed by Parent and converted into an Assumed RSU Award covering a number of ordinary shares of Parent, rounded down to the nearest whole share, determined by multiplying (a) the number of Company Shares that were subject to such Unvested Company RSU Award by (b) the quotient of (i) the per share merger consideration divided by (ii) Parent Share Price, subject to the PSU Award Treatment, if applicable, which Assumed RSU Award may be settled in cash at the sole discretion of Parent.

At the Effective Time, each Israeli RSU Award will be cancelled and converted into the right to receive through the 102 Trustee a cash amount per Company Share subject to such Unvested Company RSU Award equal to the per share merger consideration, subject to the PSU Award Treatment, if applicable.

Each Assumed RSU Award (or right to receive cash described above in respect of an Israeli RSU Award) will be subject to substantially the same terms and conditions as were applicable to such Unvested Company RSU Award immediately prior to the Effective Time, including, without limitation, any service-based vesting terms, except (i) for terms rendered inoperative by reason of the Transactions contemplated by the Merger Agreement (including the Merger) as determined by Parent in its sole and reasonable discretion, (ii) that with respect to any Unvested Company RSU Award that is subject to performance-based vesting criteria, no performance-based vesting metrics or criteria shall apply from and after the Effective Time, other than (x) forfeiture terms for awards not subject to, or no longer subject to, service-based vesting conditions and (y) any recoupment provisions and (iii) Parent may, in its sole discretion, adjust the original vesting dates scheduled to occur following the Effective Time to align with the next March 10, June 10, September 10 and December 10 date following each such original vesting date.

At the Effective Time, each Unvested Company RSU Award that is held by an individual who is not a continuing employee or continuing service provider will be cancelled without consideration therefor.

Any payments made with respect to Company RSU Awards will be subject to all applicable tax withholding requirements under applicable law and any tax ruling, if obtained.

For a description of the PSU Award Treatment, see the section of this proxy statement captioned “The Merger Agreement—Treatment of Company Equity Awards.”

Company ESPP

Prior to the Effective Time and contingent upon the occurrence of the closing of the Merger, the Company will terminate the Company ESPP effective as of immediately prior to the Effective Time and provide, with respect to the offering or purchase period (if any) under the Company ESPP that is in effect on the date of the Merger Agreement, that all outstanding purchase rights outstanding under the Company ESPP will be automatically exercised on a date no later than ten days prior to the Closing Date in accordance with the terms of the Company ESPP. In addition, with respect to the Company ESPP, (i) no new offering or purchase periods shall commence after the date of the Merger Agreement, (ii) no new participants shall be permitted after the date of the Merger Agreement and (iii) existing participants shall be restricted from increasing their payroll deduction elections in effect as of the date of the Merger Agreement.

All of the amounts described in this section will be subject to any applicable withholding taxes and deduction.

For more details on the treatment of Company equity awards in the Merger please refer to the section captioned “The Merger Agreement—Treatment of Company Equity Awards” on page 75.

Q.	When do you expect the Merger to be completed?

A.
The Merger has been approved by the boards of directors of Parent, the Company and Merger Sub and we are working towards completing the Merger as quickly as reasonably possible. Several conditions must be satisfied or waived before the Merger is completed. See the section of this document titled “The Merger Agreement—Conditions to the Closing of the Merger” for further information. The Company anticipates that the Merger will likely be completed in 2024. However, the exact timing of completion of the Merger cannot be predicted because the Merger is subject to the closing conditions specified in the Merger Agreement, including the receipt of certain regulatory approvals, many of which are outside of our control.

Q.	Am I entitled to appraisal rights?

A.	No. Under Israeli law, holders of Company Shares are not entitled to statutory appraisal rights in connection with the Merger.

Q.	Do any of the Company’s directors or officers have any interests in the Merger?

A.
Yes. Our directors and executive officers may have interests in the Merger that may be different from, or in addition to, your interests as a shareholder. The Board was aware of these interests during its deliberations on the merits of the Merger and in deciding to recommend that shareholders vote in favor of the Merger Proposal. These interests are described in more detail under the caption “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger.”

Q.	Who can help answer my questions?

A.
If you have any questions concerning the Merger, the meeting or the accompanying proxy statement, would like additional copies of the accompanying proxy statement or need help voting your Company Shares, please contact our Proxy Solicitor:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
800-967-4607
wkme@dfking.com

SPECIAL NOTE REGARDING FORWARD‑LOOKING STATEMENTS

This proxy statement, including the information and other documents incorporated by reference into this proxy statement, contains or incorporates by reference or may contain or may incorporate by reference “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. All statements other than statements of historical fact, including statements regarding the proposed acquisition of the Company by Parent, the expected timing for completing the proposed Transactions and the terms thereof, future financial and operating results, benefits and synergies of the Transactions, future opportunities for the combined businesses and any other statements regarding events or developments that may occur in the future, may be “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, involve a number of risks and uncertainties that could significantly affect the financial or operating results of Parent, the Company or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “predicts,” “targets,” “would,” “will,” “should,” “may” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on management’s expectations as of the date they are first made, are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict.

Neither Parent nor the Company can give any assurances that the expectations in such forward-looking statements will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with:

•
the ability to consummate the proposed Transactions, the satisfaction or waiver of the conditions to the consummation of the proposed Transactions, including the receipt of certain regulatory approvals, and the timing of the closing of the proposed Transactions;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed Transactions;

•	the potential that the Company’s shareholders may not approve the Transactions;

•	the ability to successfully integrate operations and employees;

•	potential litigation related to the Transactions or otherwise;

•	the ability to realize anticipated benefits and synergies of the proposed Transactions as rapidly or to the extent anticipated by financial analysts or investors;

•
the potential impact of the announcement of the proposed Transactions on operating results, business generally and business relationships, including with employees, customers, partners, suppliers and competitors;

•	unanticipated restructuring costs that may be incurred or undisclosed liabilities assumed;

•	actual or threatened legal proceedings that have been or may be instituted against Parent or the Company in connection with the proposed Transactions or otherwise;

•	the ability and costs related to retaining key personnel and clients;

•	diverting management’s attention from ongoing business operations;

•	delays, challenges, costs, fees, expenses and charges related to the proposed Transactions;

•	actions by competitors;

•
general adverse economic, political, social and security conditions in the regions and industries in which Parent and the Company operate, including relating to Israel’s ongoing war with Hamas and other terrorist organizations in the Middle East and general hostilities;

•
exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Parent and the Company’s traded securities;

•	natural catastrophes, any pandemic, epidemic or outbreak of infectious disease, warfare, protests and riots, cybersecurity attack or ransomware request and terrorist attacks; and

•
those additional risks and factors discussed below under the section entitled “Risk Factors” and in reports filed or furnished with the SEC by the Company, including the Company’s most recent Annual Report on Form 20-F and any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and available at the SEC’s website at www.sec.gov.

Reports filed or furnished with the SEC by the Company are available on the Company’s website at ir.walkme.com. Moreover, other risks and uncertainties of which Parent or the Company are not currently aware or may not currently consider material may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this proxy statement are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Parent or the Company on their respective websites or otherwise. Neither Parent nor the Company undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

RISK FACTORS

In addition to the other information included in this proxy statement, including the matters addressed under the caption titled “Special Note Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in determining how to vote at the meeting. The following is not intended to be an exhaustive list of the risks related to the Merger and you should read and consider the risk factors described under Part I, Item 3.D, “Key Information—Risk Factors” of the Company’s Annual Report on Form 20‑F for the year ended December 31, 2023, filed with the SEC on March 18, 2024, and incorporated by reference into this proxy statement.

The Merger may not be completed, due to the failure of the parties to achieve or obtain waiver of the closing conditions or otherwise; such a failure could negatively impact our share price, business, financial condition, results of operations or prospects.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement—Conditions to the Closing of the Merger,” including, among others, that:

•	the approval of the Merger Agreement, the Merger and the other Transactions by the requisite affirmative vote of the Company’s shareholders;

•	no governmental authority in any competent jurisdiction has by any law or order restrained, enjoined or otherwise prohibited the consummation of the Merger;

•
(1) expiration or termination of the applicable waiting period (or extension thereof) under the HSR Act and other specified regulatory laws; and (2) the receipt of any waiting period, clearance, waiver or affirmative approval of the applicable governmental authority having been obtained and remaining in effect under the applicable antitrust laws in Cyprus, Germany and, if required, the United Kingdom;

•
at least 50 days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least 30 days shall have elapsed after receipt of the requisite approval of the Merger Agreement, the Merger and the other Transactions by the Company’s shareholders; and

•
no Company Material Adverse Effect (as defined in the section of this proxy statement captioned “The Merger Agreement—Representations and Warranties”) shall have occurred since June 4, 2024, and be continuing.

No assurance can be given that each of the closing conditions will be satisfied or waived. In addition, the Merger Agreement may be terminated under the circumstances described in the section entitled “The Merger Agreement—Termination of the Merger Agreement.” If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the per share merger consideration will also be delayed.

If the Merger is not completed (including in the case where the Merger Agreement is terminated), our ongoing business may be adversely affected. Under such a scenario, our directors, senior management, and other employees will have expended extensive time and effort and will have experienced significant distractions from their work, and we will have incurred significant transaction costs, during the pendency of a failed transaction. In addition, our continuing business relationships with business partners and employees, and the market’s perceptions of our prospects, could be adversely affected, which could have a material adverse impact on our ongoing business and the trading price of the Company’s Shares.

We could also be subject to litigation related to any failure to complete the Merger. If these risks materialize, our financial condition, results of operations or prospects could be materially adversely affected.

Some of our directors and officers have interests that may be different from, or in addition to, the interests of our shareholders, and these persons may have conflicts of interest in recommending that our shareholders approve the Merger Proposal.

Certain of the Company’s officers and directors may have interests in the Transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of the Company’s other shareholders, which interests are described in the section entitled “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger.” These interests include, among other things, the rights to accelerated vesting of equity awards, entitlement to certain severance payments and benefits in the event of certain terminations of employment, indemnification and insurance and certain payments and benefits provisions contained in or permitted by the Merger Agreement.

The fact that the Merger is pending could materially harm our business and results of operations.

While the Merger is pending, we are subject to a number of risks that may harm our business and results of operations, including, among others:

•	the diversion of management and employee attention from implementing our growth strategy in our existing markets or in new markets that we are targeting;

•	potential diversion of public attention from our positioning of our brand and products in a manner that appeals to new and existing customers;

•	the fact that we have and will continue to incur expenses related to the Merger prior to its closing;

•
our potential inability to respond effectively to competitive pressures, industry developments, and future opportunities, in particular, given the restrictions on the conduct of the Company’s business during the interim period between signing and closing of the Merger due to the pre‑closing covenants in the Merger Agreement;

•	the fact that we could be subject to costly litigation associated with the Merger; and

•
our current and prospective employees may be uncertain about their future roles and relationships with the Company following completion of the Merger, which may adversely affect our ability to attract and retain key personnel.

Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other potential acquisition proposals may discourage other potential transactions that may be more favorable to our shareholders.

Until the Merger is completed or the Merger Agreement is terminated, with certain limited exceptions, the Merger Agreement prohibits us from entering into, soliciting, encouraging or engaging in negotiations with respect to acquisition proposals or other business combinations. If the Company terminates the Merger Agreement in order to accept a Superior Proposal, the Company is required to pay to Parent a termination fee of approximately $44.2 million. The Company is also required to pay to Parent a termination fee of approximately $44.2 million under certain other circumstances as described in the section entitled “The Merger Agreement—Company Termination Fee” and set forth in the Merger Agreement.

If the Merger is not consummated by the Outside Date, either we or Parent may, under certain circumstances that may be beyond our control, choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement—Conditions to the Closing of the Merger” and set forth in the Merger Agreement. The fulfillment of certain of these conditions is beyond our control, such as (i) the receipt of requisite approval from our shareholders of the Merger, (ii) the expiration or termination of the waiting period (or extension thereof) under the HSR Act, and (iii) the expiration or termination of the applicable waiting period, or, where applicable, the receipt of approvals, and the making or receipt of all notices to, filings with and consents under specified regulatory laws in Cyprus, Germany, and the United Kingdom. If the Merger has not been completed by the Outside Date, either the Company or Parent may terminate the Merger Agreement, notwithstanding the prior receipt of the requisite approval of the Merger by the Company’s shareholders, except that (1) the right to terminate the Merger Agreement will not be available to any party that is in material breach of the Merger Agreement and has caused, or resulted in, the Merger to not be completed on or prior to the Outside Date and (2) where Required Clearances have not been obtained, but all of the other closing conditions capable of being satisfied have been satisfied or waived, Parent may, in its sole discretion, extend the Outside Date for an additional period of 90 days following the Outside Date. For more information on the Outside Date, please see the section entitled “The Merger Agreement—Termination of the Merger Agreement.”

Our shareholders could file lawsuits in the future challenging the Merger, which may delay or prevent the Closing, incur substantial defense or settlement costs, or otherwise adversely affect the Company.

As of the date of this proxy statement, there are no pending lawsuits challenging the Merger. However, potential plaintiffs may file lawsuits challenging the Merger. The outcome of any future litigation is uncertain. Such litigation, if not resolved, could prevent or delay completion of the Merger and result in substantial costs to the Company, including any costs associated with the indemnification of directors and officers. One of the conditions to the closing of the Merger (the “Closing”) is the absence of any provision of applicable law or order by any governmental entity of a competent jurisdiction that has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger and is continuing and remains in effect. Therefore, if a plaintiff were successful in obtaining an injunction prohibiting the consummation of the Merger on the agreed‑upon terms, then such injunction may prevent the Merger from being completed, or from being completed with the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect the Company’s business, financial conditions, results of operations and cash flows.

THE ANNUAL AND SPECIAL GENERAL MEETING

General; Date; Time and Place

This document is furnished in connection with the solicitation of proxies by the Board for use at the meeting. The meeting will be held at the principal executive office of WalkMe, located at 1 Walter Moses St., Tel Aviv 6789903, Israel, on August 7, 2024 at 4:00 p.m. Israel Time (i.e., 9:00 a.m. Eastern Time on August 7, 2024), unless it is postponed or adjourned.

Purpose of the Special and Annual General Meeting

The meeting will be held for the following purposes:

(1)
Merger Proposal. To approve (a) the Merger Agreement; (b) the Merger itself; (c) the per share merger consideration; (d) the treatment equity awards of the Company in accordance with the terms of the Merger Agreement; (e) the purchase of a prepaid “tail” directors’ and officers’ liability insurance policy for a period of seven years commencing upon the closing of the Merger, as permitted under the Merger Agreement; and (f) all other transactions and arrangements contemplated by the Merger Agreement (collectively, the “Merger Proposal”);

(2)
Adjournment Proposal. To approve the adjournment of the meeting to a later date or dates if necessary to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the Meeting (the “Adjournment Proposal”);

(3)
Director Re-election Proposal. To re-elect each of Jeff Horing, Ron Gutler and Haleli Barath as Class III directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2027, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with the Articles or the Companies Law (the “Director Re-election Proposal”);

(4)
Auditor Re-appointment Proposal. To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a registered public accounting firm and a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the Company’s next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors (the “Auditor Re-appointment Proposal”);

(5)
CEO Compensation Proposal. To approve equity awards granted to Mr. Dan Adika, the Company’s Chief Executive Officer, on May 30, 2024, subject to requisite approval by the Company’s shareholders (the “CEO Compensation Proposal”, and, together with the Merger Proposal, Adjournment Proposal, Director Re-election Proposal and Auditor Re-appointment Proposal, the “proposals”);

The Company cannot complete the Merger unless its shareholders approve the Merger Proposal (Proposal 1). However, the completion of the Merger is not contingent on the approval of the Adjournment Proposal (Proposal 2), Director Re-election Proposal (Proposal 3), Auditor Re-appointment Proposal (Proposal 4) or CEO Compensation Proposal (Proposal 5). With respect to the Director Re-election Proposal (Proposal 3), if the Merger is completed, the terms of all directors of the Company will end upon completion of the Merger, with the directors of Merger Sub as of immediately prior to the Effective Time becoming the directors of the Surviving Company. With respect to the Auditor Re-appointment Proposal (Proposal 4), if the Merger is completed, the appointment of Kost, Forer, Gabbay & Kasierer, the Company’s independent registered public accounting firm, will, in coordination with Parent, terminate after the Merger is completed.

In addition to considering and voting on the above proposals, members of the Company’s management will be available at the meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2023.

Shareholders Entitled to Vote; Record Date

Only shareholders of record who held Company Shares as of the close of business on the Record Date are entitled to vote at the meeting. Shareholders who, as of the Record Date, held Company Shares in a stock brokerage account or through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by their bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the meeting, but may not vote their shares in person at the meeting without obtaining, prior to the meeting, a legal proxy from such bank, broker or other nominee that authorizes them to vote their shares, and an account statement showing that they held the shares in their account as of the Record Date.

Alternatively, all of the above-described categories of shareholders as of the Record Date may vote their shares or direct how their shares are voted in other methods without attending the meeting.

As of the Record Date, there were 93,902,391 Company Shares issued, outstanding and entitled to vote at the meeting (including 31,250 of such Company Shares, that represent the vested portion of the 500,000 Company RSU Awards granted to Mr. Adika on May 30, 2024 subject to shareholder approval of the CEO Compensation Proposal as set forth below).

On May 30, 2024, the compensation committee and the Board granted 500,000 Company RSU Awards to Mr. Adika, which are subject to shareholder approval of the CEO Compensation Proposal. For purposes of preparing the disclosure set forth in this proxy statement, we have assumed that the CEO Compensation Proposal has been approved by the Company’s shareholders, and accordingly 31,250 of such Company RSU Awards are reflected in this proxy statement as vested and the remaining 468,750 Company Shares underlying such Company RSU Awards are reflected in this proxy statement as outstanding and unvested. However, if the Company’s shareholders do not approve the CEO Compensation Proposal, all 500,000 of such Company RSU awards will be null and void.

Quorum and Voting

Under the Articles, the meeting will be properly convened and a requisite quorum will be present if two or more shareholders (not in default in payment of any sum referred to in Article 13 of the Articles) attend the meeting in person or sign and return proxies, provided that they hold, in the aggregate, ordinary shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time appointed for the meeting, then, without any further notice, the meeting will be adjourned (i) to the following week (to the same day, time and place), (ii) to such day and at such time and place as indicated in the notice of such meeting, or (iii) to such day (which day may be earlier or later than the day pursuant to clause (i) above) and at such time and place the chairperson of the meeting shall determine. At such adjourned meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Banks, brokers and other nominees who hold Company Shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners, absent specific instructions from the beneficial owner of the shares to the contrary. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of non-routine matters. All proposals presented in this proxy statement, including the Merger Proposal, are considered to be non-routine matters, except for the Auditor Re-appointment Proposal. On the Merger Proposal, the Adjournment Proposal, the Director Re-election Proposal and the CEO Compensation Proposal, if a beneficial owner does not provide instructions to his, her or its bank, broker or other nominee, the shares will not be voted (referred to as a “broker non-vote”). Broker non-votes and abstentions will be treated as neither a vote “for” nor “against” any matter, although they will be included in determining whether a quorum is present.

Each Company Share is entitled to one vote on the proposals. If two or more persons are registered as joint holders of any Company Share, the right to attend the meeting will be conferred upon each of such joint owners, but the right to vote at the meeting and/or the right to be counted as part of the quorum thereat will be conferred exclusively upon the more senior among the joint holders attending the meeting, in person or by proxy. For this purpose, seniority will be determined by the order in which the names appear in the Company’s shareholder register.

For additional information about how to vote your Company Shares at the Meeting, see “Questions and Answers—How may I vote?” on page 14.

Voting Results

The preliminary voting results will be announced at the meeting. The final voting results will be tallied by the Company’s corporate secretary based on the information provided by our proxy tabulator, Broadridge Financial Solutions, Inc., and will be published following the meeting on a Report of Foreign Private Issuer on Form 6-K furnished to the SEC.

Voting of Proxies and Voting Instruction Forms

Shares Held by Registered Shareholders

If you are a registered shareholder, your signed proxy card must be delivered physically to our offices by 5:00 p.m. Israel Time on August 6, 2024 (i.e., 10:00 a.m. Eastern Time on August 6, 2024) to be validly included in the tally of Company Shares voted at the meeting. If submitted to our proxy tabulator, Broadridge Financial Solutions, Inc., located at 51 Mercedes Way, Edgewood, NY 11717, your signed proxy card must be received by 11:59 p.m. Eastern Time on August 6, 2024 (i.e., 6:59 a.m. Israel Time on August 7, 2024) to be counted towards the tally of Company Shares so voted. In the alternative, a proxy card may be presented in person to the chairperson of the meeting at such meeting in order to be counted towards the tally of votes at the meeting. If you are a registered shareholder and attend the meeting, you may vote in person, and if you do so, your proxy will not be used.

Even if you plan to attend the meeting, if you hold your shares in your own name as the shareholder of record, please vote your shares using a proxy. DO NOT enclose or return your share certificate(s) with your proxy. Properly executed proxies that do not contain voting instructions will not be voted in respect of the Merger Proposal (unless the required confirmation is provided under Item 1a of the proxy card that the shareholder is not a Parent Affiliate, in which case the proxy will be voted in favor of the Merger).

Shares Held in Street Name

If your Company Shares are held in a stock brokerage account or by a bank, broker or other nominee, you are considered the “beneficial holder” of the Company Shares held for you in what is known as “street name.” If that is the case, you may instruct your bank, broker or other nominee how to vote by completing and returning the voting instruction form provided by your bank, broker or other nominee, or by providing voting instructions via the internet (at www.proxyvote.com) or via telephone (as per the directions on the enclosed voting instruction form). If you plan to attend the meeting and vote in person, you will be required to present a “legal proxy” from your bank, broker or other nominee, along with an account statement showing ownership of your Company Shares as of the Record Date, in order to be given a ballot to vote the shares in person at the meeting.

Revoking or Changing Your Vote

Shares Held by Registered Shareholders

If you are a record shareholder, any proxy that you give pursuant to this solicitation may be revoked by you at any time before it is voted. Proxies may be revoked in one of three ways:

•
you can send a written notice stating that you would like to revoke your proxy, which notice must be delivered physically to our offices by 5:00 p.m. Israel Time on August 6, 2024 (i.e., 10:00 a.m. Eastern Time on August 6, 2024);

•	you can complete and submit a new proxy card dated later than the first proxy card, which must be received no later than the deadline applicable to a notice of revocation, as described above; or
•
you can attend the meeting, and file a written notice of revocation or make an oral notice of revocation of your proxy with the chairperson of the meeting and then vote in person. Your attendance at the meeting will not revoke your proxy in and of itself.

Any written notice of revocation or subsequent proxy submitted to us in advance of the meeting should be delivered to our principal executive office, located at 1 Walter Moses St., Tel Aviv 6789903, Israel, Attention: Mr. Paul Shinn, General Counsel, or hand-delivered to our Chairperson of the Board at or before the taking of the vote at the meeting.

Shares Held in Street Name

If your shares are held of record by a stock brokerage firm or by a bank or other nominee, in order to change your voting instructions, you must follow the directions from your broker, bank or other nominee to change those instructions.

The Proxy

Ms. Hagit Ynon, Chief Financial Officer, and Mr. Paul Shinn, General Counsel, with full power of substitution, will serve as proxy for shareholders of the Company under the enclosed form of proxy with respect to the matter to be voted upon at the meeting.

Vote Required for Approval of Each of the Proposals

The Merger Proposal

The approval of the Merger Proposal requires the affirmative vote of the holders of at least a majority of the Company Shares represented at the meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and actually voting on the Merger Proposal (excluding abstentions and broker non-votes). The foregoing majority must be achieved after excluding any votes of the Company Shares held by (a) Parent, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the total outstanding voting power of Parent or Merger Sub, or the right to appoint 25% or more of the directors of Parent or Merger Sub; (b) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by, Parent, Merger Sub or any of the foregoing. Each of (a), (b) and (c) above are referred to as a “Parent Affiliate.” In order for your vote to count in respect of the Merger Proposal, you must affirm in your proxy card or voting instruction form that you are not a Parent Affiliate (by indicating “YES” in Item 1a of the proxy card or voting instruction form). If you do not so affirm, your vote will not count towards the tally for the Merger Proposal.

The Adjournment Proposal

The approval of the Adjournment Proposal requires the affirmative vote of the holders of at least a majority of the Company Shares represented at the meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and actually voting on the Adjournment Proposal (excluding abstentions and broker non-votes).

The Director Re-election Proposal

The approval of the Director Re-election Proposal requires the affirmative vote of the holders of at least a majority of the Company Shares represented at the meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and actually voting on the Director Re-election Proposal (excluding abstentions and broker non-votes).

The Auditor Re-appointment Proposal

The approval of the Auditor Re-appointment Proposal requires the affirmative vote of the holders of at least a majority of the Company Shares represented at the meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and actually voting on the Auditor Re-appointment Proposal (excluding abstentions and broker non-votes).

The CEO Compensation Proposal

The approval of the CEO Compensation Proposal requires the affirmative vote of the holders of at least a majority of the Company Shares represented at the meeting (or any adjournment or postponement thereof), in person, by proxy or by electronic voting, and actually voting on the CEO Compensation Proposal (excluding abstentions and broker non-votes). In addition to the foregoing majority, one of the following additional voting requirements must be achieved:

(i)
a majority of the shares that are voted at the meeting in favor of the CEO Compensation Proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal (each controlling shareholder or shareholder with a personal interest, an “Interested Shareholder”); or

(ii)
the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the CEO Compensation Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “controlling shareholder” is defined as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder (as defined in the Companies Law) of the Company), including, with respect to the CEO Compensation Proposal, a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company. Two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval by the Company’s shareholders will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company’s shareholders, or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company (i) includes a personal interest of any of the shareholder’s relative (i.e., spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the Company.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under the CEO Compensation Proposal), please notify Paul Shinn, General Counsel, at legal@walkme.com.

Other than entities affiliated with Insight Partners, who are deemed for purposes of the CEO Compensation Proposal to be controlling shareholders, we do not believe we have a controlling shareholder as of the Record Date of the meeting, and therefore, we believe that none of our other shareholders (except for Mr. Adika) should have a personal interest in the CEO Compensation Proposal and be deemed an Interested Shareholder.

Share Ownership of Our Directors and Executive Officers

As of the Record Date for the meeting, directors and executive officers of the Company beneficially owned, in the aggregate, approximately 23% of the outstanding Company Shares. For beneficial ownership of Company Shares by the Company’s directors and executive officers, including how beneficial ownership was calculated, see the section entitled “Security Ownership of Certain Beneficial Owners and Directors and Officers” beginning on page 99 of this proxy statement.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies for the meeting from the Company’s shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses. Arrangements also will be made with bankers, brokers and other nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of Company Shares held of record by those persons, and the Company will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in doing so.

The Company has retained D.F. King & Co., Inc., a proxy solicitation firm (the “proxy solicitor”), to perform various solicitation services in connection with the meeting of shareholders. The Company will pay the proxy solicitor a customary fee, plus phone and other related expenses, in connection with its solicitation services. The proxy solicitor has engaged certain of its employees to assist us in connection with the solicitation of proxies.

Attending WalkMe’s Special and Annual General Meeting

Only the Company’s shareholders, including joint holders, who held shares of record as of the close of business on the Record Date and other persons holding valid proxies for the meeting are entitled to attend and vote at the meeting or any adjournment or postponement thereof. All shareholders and their proxies should be prepared to present a valid photo identification. In addition, if you are a registered holder, your name is subject to verification against the list of registered holders on the Record Date prior to being admitted to the meeting. The Company’s shareholders who are not registered holders but hold shares in a stock brokerage account or through a bank, broker or other nominee in “street name” (a “street name holder”) and wish to attend the meeting should be prepared to provide proof of beneficial ownership as of the Record Date, such as a recent account statement as of the Record Date, or similar evidence of ownership. A street name holder who wishes to vote his, her or its Company Shares at the meeting will be required to present a “legal proxy” from the bank, broker or other nominee through which the shares are held and an account statement showing ownership of their Company Shares as of the Record Date. If you do not provide photo identification or the foregoing documentation, or comply with the other procedures outlined above upon request, you will not be admitted to the meeting.

Contact for Questions and Assistance in Voting

If you have a question about the Merger or how to vote or revoke a proxy, you should contact:

WalkMe Ltd.
1 Walter Moses St., Tel Aviv 6789903, Israel
Attention: Mr. Paul Shinn, General Counsel
855-492-5563
legal@walkme.com

You may also contact our proxy solicitor with any questions that you may have at:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
800-967-4607
wkme@dfking.com

Other Matters

The Company is not aware of any other business to be acted upon at the meeting. If, however, other matters are properly brought before the meeting or any adjournment or postponement of the meeting, the persons named as proxy holders will each have discretion to act on those matters, including to vote in their discretion to adjourn or postpone the meeting or any adjournment or postponement thereof.

PROPOSAL 1: THE MERGER PROPOSAL

Background

We are asking you to approve the acquisition of the Company by Parent, including the approval of (a) the Merger Agreement, by and among Parent, Merger Sub and the Company, pursuant to which Merger Sub will merge with and into the Company, and the Company will be the Surviving Company and will become a wholly owned subsidiary of Parent; (b) the Merger itself; (c) the consideration to be received by the shareholders of the Company in the Merger, consisting of $14.00 per share in cash, without interest, subject to adjustments under the Merger Agreement and less any applicable withholding taxes, for each Company Share owned immediately prior to the Effective Time; (d) treatment of equity awards of the Company in accordance with the terms of the Merger Agreement; (e) purchase of a prepaid “tail” directors’ and officers’ liability insurance policy for a period seven year commencing upon the closing of the Merger, as permitted under the Merger Agreement; and (f) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached as Annex A to this proxy statement.

For a summary of and detailed information regarding this proposal, see the information about the Merger Proposal, the Merger Agreement and the Merger throughout this proxy statement, including the information set forth in the sections captioned “The Merger” and “The Merger Agreement” of this proxy statement. A copy of the Merger Agreement is attached to this proxy statement as Annex A. You are urged to read the Merger Agreement carefully in its entirety.

The Proposed Resolution

It is proposed that the following resolutions be adopted at the meeting:

“RESOLVED, to approve the acquisition of WalkMe by SAP SE, a European stock corporation (Societas Europaea) under the laws of Germany and the European Union (“Parent”), including the approval of: (a) the Merger Agreement, dated as of June 4, 2024 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Hummingbird Acquisition Corp Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”); (b) the merger of Merger Sub with and into the Company in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly owned subsidiary of Parent (the “Merger”); (c) the consideration to be received by the shareholders of WalkMe in the Merger, consisting of  $14.00 per share in cash, without interest, subject to adjustment under the Merger Agreement and less any applicable withholding taxes, for each ordinary share, no par value, of WalkMe (each, a “Company Shares”) owned immediately prior to the effective time of the Merger (the “per share merger consideration”); (d) the treatment of equity awards of WalkMe in accordance with the terms of the Merger Agreement; (e) the purchase of a prepaid “tail” directors’ and officers’ liability insurance policy for a period of seven years commencing upon the closing of the Merger, as permitted under the Merger Agreement; and (f) all other transactions and arrangements contemplated by the Merger Agreement.”

Vote Required

Under applicable law, we cannot complete the Merger without the affirmative vote of at least a majority of the outstanding voting power of the Company represented at the meeting (or any adjournment or postponement thereof) in person, or by proxy or by electronic voting or actually voting in favor of the Merger Proposal (excluding abstentions and broker non‑votes). The foregoing majority must be achieved after excluding any votes on account of Company Shares held by (a) Parent, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint 25% or more of the directors of Parent or Merger Sub, (b) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (a) above, or (c) a family member of an individual contemplated by either of clause (a) or (b) above, or an entity controlled by, Parent, Merger Sub or either of the foregoing (any person or entity described in clauses (a) through (c), a “Parent Affiliate”).

The enclosed proxy card provides that you may indicate whether or not you are a Parent Affiliate with regards to Proposal 1 by voting on Item 1a of the proxy card. A selection of “YES” confirms that you are NOT a Parent Affiliate, and a selection of “NO” confirms that you are a Parent Affiliate.

If you indicate that you are a Parent Affiliate with regards to this Proposal 1 or fail to make a selection as to whether or not you are a Parent Affiliate with regards to Proposal 1, your vote will NOT be counted with respect to this Proposal 1.

For additional information, please refer to the section of this proxy statement captioned “The Annual and Special General Meeting—Vote Required for Approval of Each of the Proposals.”

Board Recommendation

The Board unanimously recommends that you vote “FOR” the Merger Proposal (Proposal 1).

PROPOSAL 2: ADJOURNMENT PROPOSAL

Background

We are asking you to approve a proposal to adjourn the meeting to a later date or dates if necessary or appropriate, including to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the meeting. If shareholders approve the Adjournment Proposal, we could adjourn the meeting and any adjourned session of the meeting and use the additional time to solicit additional proxies, including proxies from shareholders that have previously returned properly executed proxies voting against approval of the Merger Agreement, the Merger and the other Transactions. Among other things, approval of the Adjournment Proposal could mean that, even if we had received proxies representing a sufficient number of votes against approval of the Merger Agreement, the Merger and the other Transactions such that the Merger Proposal would be defeated and a quorum is present, we could adjourn the meeting, with the prior written consent of Parent, without a vote on the approval of the Merger Agreement, the Merger and the other Transactions and seek to convince the holders of those shares to change their votes to votes in favor of approval of the Merger Agreement, the Merger and the other Transactions. If the Adjournment Proposal is approved and a quorum is present, the chairman of the meeting may recess and/or adjourn the meeting to a later time or date pursuant to the Articles. Under the terms of the Merger Agreement, the meeting cannot be adjourned for more than five business days at a time or ten business days in the aggregate after the date appointed for the meeting without the prior written consent of Parent.

The Proposed Resolution

It is proposed that the following resolutions be adopted at the meeting:

“RESOLVED, to approve the adjournment of the meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the meeting.”

Vote Required

Please refer to the section of this proxy statement captioned “The Annual and Special General Meeting—Vote Required for Approval of Each of the Proposals.”

Board Recommendation

The Board unanimously recommends a vote “FOR” the Adjournment Proposal (Proposal 2).

PROPOSAL 3: DIRECTOR RE-ELECTION PROPOSAL

Background

Our Board currently has nine directors and is divided into three classes with staggered three-year terms as follows:

●	the Class I directors are Dan Adika, Roy Saar, Michael Risman and Menashe Ezra, and their terms expire at our annual general meeting of shareholders to be held in 2025;
●	the Class II directors are Michele Bettencourt and Rory O’Driscoll, and their terms expire at our annual general meeting of shareholders to be held in 2026; and
●	the Class III directors are Jeff Horing, Ron Gutler and Haleli Barath, and their terms expire at the meeting.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the meeting, shareholders will be asked to re-elect Jeff Horing, Ron Gutler and Haleli Barath. Jeff Horing, Ron Gutler and Haleli Barath each qualify as an independent director under the Nasdaq listing standards. Ron Gutler serves as a member of our audit committee, compensation committee and nominating, governance and sustainability committee. Jeff Horing serves as a member of our nominating, governance and sustainability committee.

If re-elected at the meeting, each of Jeff Horing, Ron Gutler and Haleli Barath will serve until the 2027 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles or the Companies Law. However, if the Merger is completed, the terms of all directors of the Company will end at the Effective Time, with the directors of Merger Sub as of immediately prior to the Effective Time becoming the directors of the Surviving Company.

In accordance with the Companies Law, each of Jeff Horing, Ron Gutler and Haleli Barath has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of the Company, taking into account the size and special needs of the Company.

During 2023, each of the directors standing for re-election at the meeting attended 100 % of our Board and Board committee meetings, as applicable.

The nominating, governance and sustainability committee of our Board recommended that each of Jeff Horing, Ron Gutler and Haleli Barath be re-elected at the meeting as a Class III director for a term to expire at the 2027 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles or the Companies Law. Our Board unanimously approved this recommendation.

Biographical information concerning Jeff Horing, Ron Gutler and Haleli Barath is set forth below:

Jeff Horing has served as a member of our Board since December 2015. Since January 1995, Mr. Horing has served as Managing Director at Insight Venture Partners, a private equity firm which he co-founded. Mr. Horing has served on the boards of directors of monday.com Ltd., a software company, since 2017; nCino, Inc., a financial technology company, since March 2018; and Alteryx, Inc., a software company, since December 2021. Mr. Horing also currently serves on the boards of directors of several privately held companies and has previously served on the boards of directors of numerous publicly held companies, including the board of directors of JFrog Ltd., a software company, from June 2018 to December 2023, and Tintri, Inc., a software company, from February 2014 to June 2017. Mr. Horing holds a B.S. and B.A. from the University of Pennsylvania’s Moore School of Engineering and the Wharton School, respectively, and an M.B.A. from the Massachusetts Institute of Technology’s Sloan School of Management. We believe that Mr. Horing’s corporate finance and business expertise gained from his experience in the venture capital industry, including his time spent serving on boards of directors of various companies and familiarity with Israeli companies, qualifies him to serve on our Board.

Ron Gutler has served as a member of our Board since October 2020. Mr. Gutler has served on the board of directors of Fiverr International Ltd. since 2019, Wix.com Ltd. since 2013, and CyberArk Software Ltd. since 2014. From May 2002 through February 2013, Mr. Gutler served as the Chairman of the board of directors of NICE Systems Ltd., a public company specializing in voice recognition, data security and surveillance. Between 2002 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investments Ltd., a real estate company. Mr. Gutler is a former Managing Director and Partner of Bankers Trust Company, which is currently part of Deutsche Bank. Mr. Gutler holds a B.A. and M.B.A. from the Hebrew University of Jerusalem, Israel. We believe that Mr. Gutler’s extensive management experience serving on the boards of directors of technology companies qualifies him to serve on our Board.

Haleli Barath has served as a member of our Board since February 2021. Since 2009, Ms. Barath has served as Managing Partner at BFP & Co. law firm which she co-founded. Since 2014, Ms. Barath has served as a General Partner at Cerca Partners, a venture capital firm which she co-founded and has served as a Managing Partner since 2020. Ms. Barath also served on the board of IM Cannabis Corp., a publicly traded company, from February 2021 until September 2022. Ms. Barath currently serves on the boards of directors of several private companies. Ms. Barath holds a Bachelor of Laws (LL.B.) from the Hebrew University in Jerusalem, Israel. We believe that Ms. Barath’s corporate law and business expertise gained from her experience in the legal profession and in the venture capital industry, including her time spent serving on boards of directors of various companies and familiarity with Israeli companies, qualifies her to serve on our Board.

The Proposed Resolution

The shareholders are being asked to re-elect each of Jeff Horing, Ron Gutler and Haleli Barath for a term to expire at the 2027 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles or the Companies Law. If the Merger is completed, the terms of all directors of the Company will end upon completion of the Merger, with the directors of Merger Sub as of immediately prior to the Effective Time becoming the directors of the Surviving Company.

It is proposed that the following resolutions be adopted at the meeting:

“RESOLVED, to approve the re-election of each of Jeff Horing, Ron Gutler and Haleli Barath as Class III directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2027, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our Amended and Restated Articles of Association or the Companies Law.”

Vote Required

Please refer to the section of this proxy statement captioned “The Annual and Special General Meeting—Vote Required for Approval of Each of the Proposals.”

Board Recommendation

The Board unanimously recommends that you vote “FOR” the Director Re-election Proposal (Proposal 3).

PROPOSAL 4: AUDITOR RE-APPOINTMENT PROPOSAL
Background

Our audit committee and Board have approved the appointment of Kost, Forer, Gabbay & Kasierer, a registered public accounting firm and a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2024, subject to the requisite approval of our shareholders.

The shareholders are being asked to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a registered public accounting firm and a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the Company’s next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors. However, if the Merger is completed, the appointment of Kost, Forer, Gabbay & Kasierer will, in coordination with Parent, be terminated after the Merger is completed.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost, Forer, Gabbay & Kasierer, a registered public accounting firm and a member of Ernst & Young Global, in each of the previous two fiscal years:

	Year ended December 31,
	2022	2023
	(in thousands)
Audit Fees	$500	$500
Audit Related Fees	-	4
Tax Fees	39	76
Total	$539	$580

Audit Fees

Audit fees for the years ended December 31, 2023 and 2022 consisted of fees for professional services provided in connection with the audit of our annual consolidated financial statements and audit services that are normally provided by an independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those years.

Audit-Related Fees

Audit-related fees for the year ended December 31, 2023 consisted of fees for professional services provided in connection with the audit of our annual consolidated financial statement and audit services that are normally provided by an independent registered public accounting firm in connection with statutory and regulatory filings or engagements for that year.

Tax Fees

Tax fees for the years ended December 31, 2023 and 2022 refer to professional services rendered by our auditors, which include ongoing tax advisory, tax compliance and tax consulting associated with transfer pricing.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent accountants. Our audit committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

The Proposed Resolution

It is proposed that the following resolution be adopted at the meeting:

“RESOLVED, to approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a registered public accounting firm and a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the Company’s next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.”

Vote Required

Please refer to the section of this proxy statement captioned “The Annual and Special General Meeting—Vote Required for Approval of Each of the Proposals.”

Board Recommendation

The Board unanimously recommends that you vote “FOR” the Auditor Re-appointment Proposal (Proposal 4).

PROPOSAL 5: CEO COMPENSATION PROPOSAL

Background

Pursuant to the Companies Law, any arrangement between a company and its chief executive officer as pertaining to his or her terms of engagement must be approved by the compensation committee, the Board and the shareholders.

The compensation committee and the Board granted 500,000 Company RSU Awards to Mr. Adika, the Company’s chief executive officer, on May 30, 2024 subject to shareholder approval (the “Adika RSUs”), taking into consideration our compensation philosophy and the provisions of our currently effective compensation policy, which include, among other things, our commitment to ensuring that the Company’s chief executive officer’s compensation is structured in a way that links payment and performance and to align the interests of the chief executive officer of the Company with our interests and those of our shareholders and the current market dynamics.

This Proposal No. 5 may exceed the limitations of our currently effective compensation policy and is therefore subject to the additional approval requirements stipulated under the Companies Law, as further set forth in the section of this proxy statement captioned “The Annual and Special General Meeting—Vote Required for Approval of Each of the Proposals” above.

If approved by the shareholders at the meeting, the grant of the Adika RSUs on May 30, 2024 shall remain effective and will vest on a quarterly basis over a period of 48 months with a vesting commencement date of February 20, 2024. If the Adika RSUs are not approved by the shareholders at the meeting, the Adika RSU grant shall be null and void.

In the event that, prior to the completion of the vesting of the Adika RSUs, an acquisition of the Company or asset transfer of all or substantially all the assets of the Company (each, an “M&A Event”) occurs while Mr. Adika is employed by the Company and holds the position of the Company’s Chief Executive Officer, then if the Adika RSUs are not assumed by the successor company in connection with such M&A Event, all unvested Adika RSUs will become fully earned and vested immediately prior to and contingent upon such M&A Event. Because the unvested Adika RSUs will be assumed by Parent in connection with the Merger, they will be treated as Company RSU Awards (see the section of this proxy statement captioned “The Merger Agreement—Treatment of Company Equity Awards”).

The Proposed Resolution

It is proposed that the following resolution be adopted at the meeting:

“RESOLVED, that the 500,000 Company RSUs granted to Mr. Dan Adika, the Company’s chief executive officer, on May 30, 2024, subject to requisite approval by the Company’s shareholders, as described in the proxy statement, dated July 1, 2024, is hereby approved.”

Vote Required

Please refer to the section of this proxy statement captioned “The Annual and Special General Meeting—Vote Required for Approval of Each of the Proposals.”

Board Recommendation

The Board unanimously recommends that you vote “FOR” the CEO Compensation Proposal (Proposal 5).

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR FISCAL YEAR 2023

In addition to considering the foregoing agenda items at the meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2023. A copy of the annual report on form 20-F for the fiscal year ended December 31, 2023, as filed with the SEC on March 18, 2024, including the audited consolidated financial statements for the year ended December 31, 2023, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of the Company’s website at www.ir.walkme.com.

THE MERGER

This discussion of the Merger is qualified in its entirety by reference to the Merger Agreement, which is attached to this proxy statement as Annex A and incorporated into this proxy statement by reference. You should read the entire Merger Agreement carefully as it is the legal document that governs the Merger.

Parties Involved in the Merger

WalkMe Ltd.
1 Walter Moses St.
Tel Aviv 6789903, Israel
+972 (3) 763-0333

The Company is organized under the laws of the State of Israel. The Company has pioneered the world’s leading Digital Adoption Platform (DAP) so companies can effectively navigate the constant change brought on by technology by providing users with advanced guidance and automation features that enable them to execute workflows seamlessly across any number of applications.

The Company Shares are listed on Nasdaq under the symbol “WKME.”

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
800-967-4607
wkme@dfking.com

The Company has retained D.F. King & Co., Inc., a proxy solicitation firm, to solicit proxies in connection with the meeting.

SAP SE
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany
+49-6227-7-47474

Founded in 1972, Parent is a global company headquartered in Walldorf, Germany. It has been recognized as a market share leader in the following areas worldwide: enterprise applications software, enterprise resource management applications, supply chain management applications, procurement applications software, travel and expense management software, and enterprise resource planning software, among others. SAP Business Technology Platform comprises market-leading capabilities in key platform areas such as integration, planning, and analytics, data quality, and process automation. The SAP Group has a global presence and employed more than 108,000 people as of March 31, 2024.

Parent’s purpose remains steadfast: to “help the world run better and improve people’s lives.” The company strives to achieve this by focusing on the challenges of current markets, the global environment, and by using the transformative power of artificial intelligence (AI) in business. Parent is committed to providing AI solutions that are integral to its customers’ critical business processes and ensuring that they are embedded, relevant, reliable, and responsible. Parent’s products and services aim to help customers meet the challenges as well as take advantage of the opportunities presented by today’s rapidly changing world.

Hummingbird Acquisition Corp Ltd.

Merger Sub is a company organized under the laws of the State of Israel. Merger Sub is a wholly owned subsidiary of Parent that was formed on May 28, 2024, solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. Merger Sub has not engaged in any business activities other than in connection with its formation and the transactions contemplated by the Merger Agreement.

Effect of the Merger

Upon the terms and subject to the conditions of the Merger Agreement and in accordance with the ICL, if the Merger is completed, Merger Sub will merge with and into the Company, and the Company will continue as the Surviving Company and become a wholly owned subsidiary of Parent. As a result of the Merger, the Company Shares will no longer be publicly traded and will be delisted from Nasdaq. In addition, the Company Shares will be deregistered under the Exchange Act, and the Company will no longer file periodic reports with the SEC. If the Merger is completed, you will not own any shares of the Surviving Company.

The Effective Time will occur upon the issuance by the Companies Registrar of a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”).

Effect on the Company if the Merger is Not Completed

If the Merger Agreement is not approved by the requisite vote of the Company’s shareholders or if the Merger is not completed for any other reason, the Company’s shareholders will not receive any merger consideration for their Company Shares. Instead, the Company will remain an independent public company, the Company Shares will continue to be listed and traded on Nasdaq and registered under the Exchange Act and the Company will continue to file periodic reports with the SEC. In addition, if the Merger is not completed, the Company expects that management will operate the business in a manner similar to that in which it is being operated today and that the Company’s shareholders will continue to be subject to the same risks and opportunities to which they are currently subject.

Furthermore, if the Merger is not completed, and depending on the circumstances that caused the Merger not to be completed, the price of the Company Shares may decline significantly. If that were to occur, it is uncertain when, if ever, the price of the Company Shares would return to the price at which the Company Shares trade as of the date of this proxy statement.

Accordingly, if the Merger is not completed, there can be no assurance as to the effect of these risks and opportunities or the future value of your Company Shares. If the Merger is not completed, the Board will continue to evaluate and review the Company’s business operations, strategic direction and capitalization, among other things, and will make such changes as are deemed appropriate. If the Merger Agreement is not approved by the requisite Company’s shareholders or if the Merger is not completed for any other reason, there can be no assurance that any other transaction acceptable to the Board will be offered or that the Company’s business, prospects or results of operations will not be adversely impacted.

In addition, the Company will be required to pay to Parent a termination fee of approximately $44.2 million if the Merger Agreement is terminated under certain circumstances. For more information, please see the section captioned “The Merger Agreement—Company Termination Fee.”

Merger Consideration

Each Company Share issued and outstanding immediately prior to the Effective Time (other than Company Shares represented by Excluded Shares) will be cancelled in exchange for the right to receive, without interest, subject to adjustment under the Merger Agreement and less any applicable withholding taxes, the per share merger consideration. After the Merger is completed, you will have the right to receive the per share merger consideration, but you will no longer have any rights as a shareholder of the Company.

Background of the Merger

The Board, together with the Company’s management, regularly reviews and assesses the Company’s performance, future growth prospects, operational, business, capacity and financial plans and overall strategic direction and considers potential opportunities to strengthen the Company’s business and enhance shareholder value. These reviews have included consideration of whether the continued execution of the Company’s strategy as a stand‑alone company or possible strategic opportunities, joint ventures or combinations with a third party offered the best avenue to maximize shareholder value. Near the time of the Company’s initial public offering in June 2021, valuations in the software-as-a-service industry were at a historical high. In 2022 and 2023, valuations in the software-as-a-service industry experienced a global downturn and the trading price of the Company Shares also experienced a downturn. The strategic reviews of the Board and the Company’s management reflected their consideration of such industry trends and the downward movement of the trading price of the Company Shares.

On March 9, 2023, the Board received an unsolicited non-binding proposal from a private equity fund sponsor (“Sponsor A”) to acquire the Company for $14.50 to $15.50 in cash per outstanding Company Share (the “Sponsor A March 9 Proposal”), representing an approximately 45% to 55% premium over the closing price of the Company Shares of $10.00 per share on Nasdaq on March 9, 2023. On April 4, 2023, the Board held a meeting with certain representatives of the Company’s senior management and Meitar Law Offices, the Company’s Israeli legal counsel (“Meitar”). At this meeting, the Board discussed the unsolicited proposal and Mr. Dan Adika, the Chief Executive Officer of the Company, led a discussion regarding (i) the advantages and disadvantages of remaining a public company, as viewed by the Company’s management at this time, and (ii) a comparable public companies analysis prepared by management. Representatives of the Company’s senior management and Meitar presented guidance on the conduct of a potential sale process, including an overview of the fiduciary duties of the Board in the context of a potential sale transaction. Following this discussion, the Board authorized the Company’s management to engage a financial advisor to evaluate the proposal and conduct outreach to other potential counterparties in connection with the Board’s evaluation of a potential acquisition of the Company.

On April 7, 2023, the Company began discussions with Morgan Stanley & Co. LLC (“Morgan Stanley”) regarding Morgan Stanley serving as financial advisor to the Company in connection with a potential acquisition of the Company.

On April 20, 2023, the Board held a meeting with certain representatives of the Company’s senior management, Latham & Watkins LLP, the Company’s U.S. legal counsel (“Latham”), and Meitar. At this meeting, representatives of Latham and Meitar provided an overview to the Board of its fiduciary duties in the context of a potential sale transaction and representatives of the Company’s senior management provided an update on the potential sale process. At that time, the Board determined that a potential transaction could be effected through various alternative means, which could directly or indirectly have consequences for shareholders of the Company that may be different than the consequences to certain shareholders represented on the Board. Following this discussion and given the potential divergence of interests between certain Board members and the Company’s shareholders, the Board determined that it was in the best interests of the Company and the Company’s shareholders to form a Special Committee of the Board (the “Special Committee”) comprised of independent and disinterested directors to evaluate proposals for a potential acquisition of the Company.  The Board determined that the Special Committee would have the authority to evaluate and negotiate a potential transaction and retain and supervise external advisors. Following such determination by the Board to form the Special Committee and authorize the Special Committee to evaluate and negotiate a potential transaction, Morgan Stanley proceeded to advise the Special Committee in connection with a potential acquisition of the Company.

Following the formation of the Special Committee on April 20, 2023, the Special Committee authorized Morgan Stanley to conduct outreach to various potential private equity fund and strategic acquirers to evaluate interest in a potential acquisition of the Company.

On April 28, 2023, at the direction of the Special Committee, representatives of Morgan Stanley requested that Sponsor A submit a revised proposal with an increased purchase price. Representatives of Sponsor A declined to submit a revised proposal at that time and requested that the Company provide additional diligence information in order to consider increasing its proposed purchase price. Between April 28, 2023 and July 31, 2023, the Company provided diligence information to Sponsor A with respect to the Company’s business.

On May 1, 2023, the Special Committee entered into an engagement letter with Morgan Stanley in connection with the potential acquisition of the Company on the terms approved by the Special Committee.

In the months following the Special Committee’s authorization to Morgan Stanley to conduct outreach related to the potential acquisition of the Company, Morgan Stanley conducted a process involving potential acquirers that the Special Committee deemed most likely to have an interest in an acquisition of the Company. During this time, Morgan Stanley met frequently with the Special Committee. As part of this process, Morgan Stanley identified to the Special Committee a variety of potential private equity fund and strategic acquirers for the Company. These potential acquirers were identified based on the likelihood of their interest in, and the ability to pursue, an acquisition of the Company. The Special Committee ultimately authorized Morgan Stanley to contact 10 private equity fund sponsors (including Sponsor A) concerning a potential acquisition of the Company. With respect to potential strategic acquirers, Morgan Stanley identified for the Special Committee a number of parties (including Parent) that might have an interest in pursuing an acquisition of the Company. After discussion with Morgan Stanley, the Special Committee focused on two of such strategic acquirers (one of which was Parent) (such acquirers, the “Most Likely Strategic Acquirers”), which were likely to have the greatest interest in an acquisition of the Company due to, among other things, strategic and product fit. In view of the existing partnership between Parent and the Company, the Special Committee concluded that the Company’s management should remain the primary interface with Parent, and that any acquisition discussions between Parent and the Company should arise, if at all, organically as a result of the interaction of the Company’s management with Parent. During this time, the Company did not inquire as to Parent’s interest in an acquisition of the Company and Parent did not express an interest in an acquisition of the Company, and Parent and the Company continued their existing partnership. Accordingly, the Special Committee did not include Parent among the parties contacted by Morgan Stanley as part of the Special Committee’s process. The Special Committee authorized Morgan Stanley to contact the other Most Likely Strategic Acquirer concerning its interest in an acquisition of the Company. After being contacted by Morgan Stanley, the other Most Likely Strategic Acquirer declined to pursue discussions concerning an acquisition of the Company.

Of the 10 private equity fund sponsors contacted by Morgan Stanley, eight (including Sponsor A) entered into non-disclosure agreements with the Company, received diligence materials regarding the Company’s business and participated in individual management presentations concerning the Company.

Of these eight private equity fund sponsors that entered into non-disclosure agreements with the Company, four declined to pursue discussions concerning an acquisition of the Company following the respective management presentations. With respect to the remaining four private equity fund sponsors (one of which was Sponsor A), Morgan Stanley, at the direction of the Special Committee, requested that each provide a non-binding acquisition proposal for consideration by the Special Committee; all four of these private equity fund sponsors (including Sponsor A) declined to submit an acquisition proposal.

By August 11, 2023, Morgan Stanley had received confirmation that none of the eight private equity fund sponsors contacted by Morgan Stanley (including Sponsor A) would make a proposal to acquire the Company. On or around August 11, 2023, representatives of Morgan Stanley discussed this development with a member of the Special Committee.

On August 15, 2023, the Special Committee held a meeting with certain representatives of the Company’s senior management. The Special Committee discussed the feedback received from the potential private equity fund and strategic acquirers to which Morgan Stanley had conducted outreach during the sale process. At the conclusion of this meeting, the Special Committee decided to terminate the sale process at that time.

On August 17, 2023, the Special Committee terminated its engagement letter with Morgan Stanley.

On November 12, 2023, Mr. Gadi Krumholz, Vice President of Corporate Development, EMEA and APAC of Parent, first contacted Mr. Adika to discuss the idea of a potential expansion of the existing partnership between the Company and Parent across other lines of business of Parent.

From November 12, 2023 through December 8, 2023, Mr. Krumholz and Mr. Adika had periodic discussions regarding the aforementioned potential expansion of the partnership between the Company and Parent.

On December 8, 2023, Mr. Krumholz informed Mr. Adika that Parent was considering making an offer for the acquisition of the Company and invited Mr. Adika to speak with additional members of Parent’s management team.

On December 10, 2023, Mr. Krumholz informed Mr. Adika that Parent’s management team would be requesting approval from the Executive Board of Parent (the “Parent Executive Board”) to prepare and deliver a formal letter of intent to the Company regarding the acquisition of the Company.

From December 10, 2023 through January 16, 2024, Mr. Krumholz and Mr. Adika had periodic discussions regarding timing for when Parent would be delivering a formal letter of intent to the Company regarding the acquisition of the Company.

On January 16, 2024, the Board held a meeting with certain representatives of the Company’s senior management and Meitar. At this meeting, Mr. Adika provided an update to the Board regarding the discussions Mr. Adika had with Mr. Krumholz regarding the idea of a potential acquisition of the Company by Parent. The Board discussed the potential acquisition with the Company’s senior management. Following such discussion, the Board authorized the Company’s management to move forward with executing a non-disclosure agreement with Parent and proceed with sharing diligence information with Parent in support of furthering the discussions regarding the potential acquisition of the Company by Parent. The Board also authorized the Company’s management to move forward with engaging a financial advisor to advise the Board in its evaluation of the potential acquisition of the Company by Parent.

On January 19, 2024, the Company entered into a Mutual Non-Disclosure Agreement with Parent, which included a standstill provision. On January 19, 2024, Mr. Adika also contacted representatives of Qatalyst Partners regarding Qatalyst Partners serving as financial advisor to the Company in connection with the potential acquisition of the Company by Parent.

At the beginning of February 2024, representatives of Parent informed Mr. Adika that Parent would be delivering a formal letter of intent to acquire the Company at the end of February. Mr. Adika inquired about the purchase price that would be proposed. Representatives of Parent stated that Parent could not identify the exact price at this time and explained the methodologies, considerations and analysis that Parent would need to complete prior to being able to determine the proposed purchase price.

On February 23, 2024, Parent sent a non-binding indication of interest letter to the Company, which indicated that Parent would be interested in acquiring the Company at a purchase price of $13.75 per outstanding Company Share in cash (the “February 23 IOI”), representing an approximately 45% premium over the closing price of the Company Shares of $9.48 per share on Nasdaq on February 23, 2024, and requested access to preliminary diligence documents regarding financial and business information. The February 23 IOI also included an initial draft of an exclusivity agreement attached as an annex thereto. The February 23 IOI was shared with the Board.

On February 27, 2024, the Board held a meeting, together with certain representatives of the Company’s senior management, Qatalyst Partners, Latham and Meitar. At this meeting, Mr. Adika provided an update to the Board regarding the receipt of, and the details included in, the February 23 IOI. The Board discussed the February 23 IOI with the Company’s senior management and representatives of Qatalyst Partners, including the process for discussing an improved offer from Parent and process alternatives that could be available to the Company. At this meeting, representatives of Latham and Meitar provided an overview to the Board of its fiduciary duties in the context of a potential sale transaction. Representatives of Qatalyst Partners reviewed preliminary financial analyses in connection with the February 23 IOI. The Board discussed and determined that the price included in Parent’s offer in the February 23 IOI was not high enough and did not fully reflect the value of the Company and its prospects and directed Mr. Adika to communicate such determination to Mr. Krumholz. The Board also directed representatives of Qatalyst Partners to contact representatives of Parent to communicate the Company’s feedback. During this meeting, the Board and its advisors also evaluated whether to reach out to other potential acquirers based on a variety of financial and strategic factors, including the likelihood and ability to consummate a transaction at a price that would exceed the proposed purchase price set forth in the February 23 IOI. The Board considered the feedback received from other potential acquirers during the prior sale process conducted in 2023 and determined not to commence outreach to other potential acquirers based on the Board’s consideration of all such factors, including whether any such other potential acquirer would be interested in or able to consummate a transaction at a price above the price proposed in the February 23 IOI. The Board also determined that a Special Committee was not necessary to evaluate the potential acquisition of the Company by Parent because the February 23 IOI contemplated that all shareholders would be treated equally and would receive the same form and amount of consideration per share.

Following the Board meeting on February 27, 2024, Mr. Adika contacted Mr. Krumholz and conveyed that the price proposed in the February 23 IOI was not high enough. Mr. Krumholtz conveyed that Parent would require additional financial information from the Company to consider making a higher offer. Thereafter, representatives of Qatalyst Partners contacted representatives of Parent to convey the Board’s position that the price proposed in the February 23 IOI was not high enough, and to discuss the additional information requests of Parent.

On March 5, 2024, representatives of the Company and Qatalyst Partners met with representatives of Parent and Goldman Sachs & Co. LLC (“Goldman Sachs”), the financial advisor of Parent, during which meeting senior management of the Company presented historical financial information and a preliminary long-term forecast for the Company through calendar year 2026.

From March 5, 2024 through March 16, 2024, the Company provided additional responses to Parent’s diligence requests.

On March 16, 2024, Mr. Krumholz contacted Mr. Adika to inform him that Parent would be submitting a revised proposal.

On March 21, 2024, Mr. Krumholz informed Mr. Adika that the Parent Executive Board would be considering the potential acquisition of the Company at an upcoming meeting.

On March 22, 2024, a representative of Parent contacted a representative of Qatalyst Partners to discuss the progress made with respect to diligence of the Company, ahead of Parent submitting a revised proposal.

In the days leading up to March 23, 2024, Mr. Krumholz and Mr. Adika communicated frequently regarding Parent’s requests for additional information about the Company that the Parent Executive Board would require in evaluating a potential acquisition of the Company before it would be in a position to approve the submission of a revised proposal.

On March 23, 2024, Parent sent a non-binding indication of interest letter to the Company, which indicated that Parent would be interested in acquiring the Company at a purchase price of $14.25 per outstanding Company Share in cash (the “March 23 IOI”), representing an approximately 68% premium over the closing price of the Company Shares of $8.49 per share on Nasdaq on March 22, 2024, and included an updated draft of the exclusivity agreement attached as an annex thereto.

On March 24, 2024, Mr. Krumholz and Mr. Adika discussed the terms of the March 23 IOI.

On March 26, 2024, the Board held a meeting, together with certain representatives of the Company’s senior management, Qatalyst Partners, Latham and Meitar. Representatives of Qatalyst Partners updated the Board regarding Parent’s revised offer of $14.25 per outstanding Company Share in cash and presented Qatalyst Partners’ preliminary financial analyses of the revised offer. At this meeting, representatives of Latham and Meitar provided an overview to the Board of their fiduciary duties in the context of a potential sale transaction and representatives of the Company’s senior management provided an update on the process with Parent. The Board discussed and determined that the price included in Parent’s offer in the March 23 IOI was not high enough and did not fully reflect the value of the Company and its prospects and directed representatives of Qatalyst Partners to communicate such determination to representatives of Parent.

On March 26, 2024, after the Board meeting, representatives of Qatalyst Partners contacted representatives of Goldman Sachs to convey the Board’s position that the revised offer of $14.25 per outstanding Company Share in cash proposed in the March 23 IOI was not high enough. Representatives of Goldman Sachs conveyed that Parent would need to review additional information regarding the Company’s financial performance during the first quarter of fiscal year 2024 (“Q1 2024”) in advance of potentially submitting a revised proposal.

On April 1, 2024, Mr. Adika and senior management of the Company presented materials regarding the Company’s preliminary financial performance during Q1 2024 to representatives of Parent, which presentation was also attended by representatives of Qatalyst Partners and Goldman Sachs. Following this presentation, Mr. Krumholz contacted Mr. Adika to convey that senior management of Parent would be meeting with representatives of Goldman Sachs on the following day to prepare a recommendation for Parent’s best and final offer price for the acquisition of the Company by Parent.

On April 4, 2024, Parent sent a non-binding indication of interest letter to the Company, which indicated that Parent would be interested in acquiring the Company at a purchase price of $14.75 per outstanding Company Share in cash (the “April 4 IOI”), representing an approximately 80% premium over the closing price of the Company Shares of $8.20 per share on Nasdaq on April 3, 2024, and included an updated draft of the exclusivity agreement attached as an annex thereto. Mr. Krumholz called Mr. Adika to convey that the offer was Parent’s “final” proposal.

On April 5, 2024, the Board held a meeting, together with certain representatives of the Company’s senior management, Qatalyst Partners, Latham and Meitar. Representatives of Qatalyst Partners updated the Board regarding Parent’s revised offer of $14.75 per outstanding Company Share in cash and presented Qatalyst Partners’ preliminary financial analyses of the revised offer. At this meeting, representatives of Latham and Meitar provided an overview to the Board of their fiduciary duties in the context of a potential sale transaction and representatives of the Company’s senior management provided an update on the sale process. The Board discussed the revised offer from Parent, as well as the certainty of consummation of the potential transaction, and approved entering into exclusivity with Parent for a potential acquisition of the Company based on the purchase price of $14.75 per outstanding Company Share in cash. The Board evaluated and selected Qatalyst Partners as its financial advisor for the potential transaction based on its qualifications, expertise and reputation, as well as its knowledge of the Company’s business and the industry in which it operates. The Board further approved engagement of Qatalyst Partners for purposes of obtaining financial advice and an opinion as to the fairness, from a financial point of view, of the merger consideration to be received by the holders of Company Shares for each Company Share, pursuant to, and in accordance with, the terms of a merger agreement to be entered into by Parent and the Company. The Board authorized management to negotiate and execute an engagement letter with Qatalyst Partners.

On April 8, 2024, the Company entered into an exclusivity agreement with Parent (the “Exclusivity Agreement”), providing for an initial exclusivity period of 30 days if Parent and the Company continue to negotiate in good faith (the “Exclusivity Period”). Pursuant to the terms of the Exclusivity Agreement, the Exclusivity Period would automatically be extended, if Parent delivered written notice to the Company confirming the proposed purchase price of $14.75 per outstanding Company Share in cash, to the earlier of (a) the execution of a definitive agreement regarding the potential transaction, (b) the date Parent notifies the Company in writing that it no longer intends to pursue the potential transaction and (c) 11:59 PM Eastern Time on the date that is 10 days following the Exclusivity Period.

On April 11, 2024, the Company entered into an engagement letter with Qatalyst Partners in connection with the potential acquisition of the Company on the terms approved by the Board during the Board’s April 5, 2024 meeting.

On April 12, 2024, the Company granted Parent, its U.S. legal counsel Orrick, Herrington & Sutcliffe LLP (“Orrick”), its Israeli legal counsel Gornitzky & Co. (“Gornitzky”) and its financial advisor, Goldman Sachs, in connection with the potential transaction, access to due diligence materials in the Company’s data room, and over the course of the following weeks, management and advisors of each of the Company and Parent further discussed and exchanged additional due diligence information. The Company also organized a number of due diligence calls among the parties and their advisors.

On April 18, 2024, representatives of the Company and its advisors, Qatalyst Partners, Latham and Meitar, and representatives of Parent and its advisors, Goldman Sachs, Orrick and Gornitzky, attended in-person meetings in London (for which virtual attendance was also made available)  to discuss a wide range of diligence matters, including, among other things, product, technology, intellectual property, legal, financial and human resources matters.

On April 24, 2024, representatives of Orrick delivered to representatives of Latham an initial draft of the Merger Agreement.

During the course of the ensuing weeks, representatives of Orrick and Latham, on behalf of Parent and the Company, respectively, exchanged drafts and negotiated the terms and conditions of the Merger Agreement and related disclosures with respect to the representations and warranties of the Company contained in the Merger Agreement after consultation with and guidance from the members of Parent’s and the Company’s respective senior management and boards of directors. These negotiations continued until June 4, 2024. During this process, the material open points in the Merger Agreement that continued to be negotiated included, among other things: the parameters that would need to be satisfied in order for the Board to evaluate and exercise its fiduciary duties in connection with alternative transaction proposals; termination rights; the circumstances under which a termination fee would be payable by the Company to Parent and the amount of such termination fee; obligations and risk allocation with respect to regulatory approvals, including the circumstances under which a reverse termination fee would be payable by Parent to the Company and the amount of such reverse termination fee; the level and scope of protection of employee benefits following the closing of the potential transaction; the treatment of equity awards and related tax provisions; and the restrictions imposed on the Company by the interim operating covenants.

Between April 28, 2024 and May 6, 2024, Mr. Krumholz and Mr. Adika, as well as representatives of Qatalyst Partners, representatives of Goldman Sachs and other members of Parent’s management, had several discussions regarding the progress of the Company’s provision of requested diligence materials and Parent’s diligence of the Company and diligence findings based on the diligence materials provided to date, as well as the expected timing for announcement of the potential transaction. In these discussions, representatives of Parent informed Mr. Adika and representatives of Qatalyst Partners that they were not certain they could continue to support the purchase price of $14.75 per outstanding Company Share in cash contained in the April 4 IOI given Parent’s diligence findings, and that Parent would be unable to sign the Merger Agreement on the previously contemplated timeline in light of these diligence findings.

On April 29, 2024, representatives of Latham provided to representatives of Orrick a revised draft of the Merger Agreement.

On May 8, 2024, the Exclusivity Period expired as Parent did not reaffirm the $14.75 price per outstanding Company Share in cash per the terms of the Exclusivity Agreement.  At this time, the $14.75 price per outstanding Company Share initially proposed in the April 4 IOI represented an 82% premium over the closing price of the Company Shares of $8.10 per share on Nasdaq on May 8, 2024.

On May 9, 2024, the Board held a meeting with certain representatives of the Company’s senior management and representatives of Qatalyst Partners, Latham and Meitar. Representatives of Qatalyst Partners presented materials providing an update on the diligence process and timeline to announcement of the potential transaction, including the fact that representatives of Parent had conveyed that Parent was unable to reaffirm the purchase price of $14.75 per outstanding Company Share in cash and that the revised proposal would be subject to further due diligence. At this meeting, representatives of Latham and Meitar provided an overview to the Board of their fiduciary duties in the context of a potential sale transaction and representatives of the Company’s senior management provided an update on the transaction process. Representatives of Qatalyst Partners presented an overview of the Company’s recent share price performance and Qatalyst Partners’ preliminary financial analyses of the purchase price of $14.75 per outstanding Company Share.

Also on May 9, 2024, Morgan Stanley’s engagement letter was reinstated and amended to, among other things, confirm Morgan Stanley’s right to receive a fee in connection with an acquisition of the Company. Pursuant to the amended engagement letter, the Company will pay Morgan Stanley a fee of approximately $27 million for financial advisory services in connection with the Merger, $5 million of which was payable upon the Company entering into the Merger Agreement, and the remaining portion of which will be paid upon, and subject to, the closing of the Merger. The Company has also agreed to reimburse Morgan Stanley for its expenses, including fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, its and their respective officers, directors, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses related to, arising out of or in connection with Morgan Stanley’s engagement, including certain liabilities under the federal securities laws.

On May 11, 2024, representatives of Orrick provided to representatives of Latham a revised draft of the Merger Agreement. The material open points in the Merger Agreement included, among other things: the parameters that would need to be satisfied in order for the Board to evaluate, and exercise its fiduciary duties in connection with, alternative transaction proposals; termination rights; the circumstances under which a termination fee would be payable by the Company to Parent and the amount of such termination fee; obligations and risk allocation with respect to regulatory approvals, including whether a reverse termination fee would be payable by Parent to the Company due to a failure to obtain required regulatory approvals; the level and scope of protection of employee benefits following the closing of the potential transaction; the treatment of equity awards and related tax provisions; and the restrictions imposed on the Company by the interim operating covenants.

During the week of May 13, 2024, representatives of Latham and representatives of Orrick discussed on several occasions the remaining material open points to be negotiated in the Merger Agreement.

On May 16, 2024, representatives of Latham provided to representatives of Orrick a revised draft of the Merger Agreement.

On May 19, 2024, Mr. Krumholz informed Mr. Adika that Parent was reducing its proposed purchase price to $14.00 per outstanding Company Share in cash, representing a 67% premium over the closing price of the Company Shares of $8.39 per share on Nasdaq on May 17, 2024 (the “May 19 Proposal”). On May 19, 2024, representatives of Orrick also provided to representatives of Latham a revised draft of the Merger Agreement, which reflected the revised purchase price of $14.00 per outstanding Company Share in cash. The material open points in the Merger Agreement included, among other things: the amount of the termination fee payable by the Company to Parent; obligations and risk allocation with respect to regulatory approvals, including the circumstances under which a reverse termination fee would be payable by Parent to the Company and the amount of such reverse termination fee; the level and scope of protection of employee benefits following the closing of the potential transaction; the treatment of equity awards and related tax provisions; and the restrictions imposed on the Company by the interim operating covenants.

On May 20, 2024, the Board held a meeting with certain representatives of the Company’s senior management, Qatalyst Partners, Latham and Meitar to discuss the May 19 Proposal. Mr. Adika provided an update on ongoing discussions between Mr. Adika and representatives of Parent regarding the reduction in purchase price and key open issues in the Merger Agreement, including, among other things, the amount of the termination fee payable by the Company to Parent, the treatment of equity awards and related tax matters and obligations and risk allocation with respect to regulatory approvals including the circumstances under which a reverse termination fee would be payable by Parent to the Company and the amount of such reverse termination fee. At this meeting, representatives of Latham and Meitar provided an overview to the Board of their fiduciary duties in the context of a potential sale transaction. A discussion ensued among the Board, the Company’s senior management, Qatalyst Partners, Latham and Meitar regarding such matters. Following this discussion, the Board authorized Mr. Adika to respond to representatives of Parent with a revised purchase price of $14.35 per outstanding Company Share in cash and to reiterate the Company’s positions on the key open issues in the Merger Agreement.

On May 21, 2024, Mr. Adika and Mr. Krumholz had a discussion regarding the May 19 Proposal. Mr. Adika proposed a revised purchase price of $14.35 per outstanding Company Share in cash. Mr. Krumholz reiterated that the purchase price of $14.00 per outstanding Company Share in cash in the May 19 Proposal was Parent’s “final” offer.

On May 22, 2024, representatives of Qatalyst Partners contacted representatives of Parent to discuss the May 19 Proposal. Representatives of Parent reiterated that the purchase price of $14.00 per outstanding Company Share in cash in the May 19 Proposal was Parent’s “final” offer.

On May 22, 2024, representatives of Latham provided to representatives of Orrick a revised draft of the Merger Agreement. The material open points in the Merger Agreement included, among other things: the amount of the termination fee payable by the Company to Parent; obligations and risk allocation with respect to regulatory approvals; the level and scope of protection of employee benefits following the closing of the potential transaction; the treatment of equity awards and related tax provisions; and the restrictions imposed on the Company by the interim operating covenants.

On May 24, 2024, the Parent Executive Board approved, among other things, the revised proposed purchase price of $14.00 per outstanding Company Share in cash in the May 19 Proposal and representatives of Parent communicated to the Company Parent’s desire to sign the Merger Agreement on June 4, 2024, after presentation of the potential transaction to the Supervisory Board of Parent (the “Parent Supervisory Board”) and receipt of its approval.

On May 28, 2024, at Parent’s request, Mr. Adika presented a product demonstration to the Parent Supervisory Board.

On May 30, 2024, the Board held a meeting with certain representatives of the Company’s senior management, Qatalyst Partners, Latham and Meitar to discuss the final key terms and open issues in the Merger Agreement and approve the Company Financial Projections. Representatives of the Company’s senior management provided an update to the Board on their discussions with representatives of Parent regarding the potential transaction. Representatives of Latham and Meitar provided an overview to the Board of their fiduciary duties in the context of a potential sale transaction and discussed with the Board the key terms and conditions of the Merger Agreement and key open issues in the Merger Agreement for resolution. The Board discussed and approved the Company Financial Projections prepared by the Company’s management, including for use by Qatalyst Partners for purposes of performing its financial analyses in connection with rendering an opinion to the Board. Thereafter, representatives of Qatalyst Partners updated the Board regarding the May 19 Proposal and presented Qatalyst Partners’ preliminary financial analyses of the revised offer. The Board discussed the revised offer from Parent and approved moving forward with a purchase price of $14.00 per outstanding Company Share in cash. Following the meeting of the Board held on May 30, 2024, Mr. Adika communicated to representatives of Parent that the Board had approved moving forward with Parent’s revised purchase price of $14.00 per outstanding Company Share in cash in the May 19 Proposal, representing a 52% premium over the closing price of the Company Shares of $9.24 per share on Nasdaq on May 30, 2024.

On May 30, 2024, representatives of Orrick provided to representatives of Latham a revised draft of the Merger Agreement. The material open points in the Merger Agreement included, among other things: obligations and risk allocation with respect to regulatory approvals and the treatment of equity awards and related tax provisions.

On June 1, 2024, representatives of Latham provided to representatives of Orrick a revised draft of the Merger Agreement.

On June 2, 2024, representatives of Latham provided to representatives of Orrick a draft of the Merger Agreement, which reflected the resolution of the remaining material points in the Merger Agreement between the Company and Parent.

Between June 3, 2024 and June 4, 2024, representatives of Latham and representatives of Orrick exchanged drafts of the Merger Agreement reflecting minor refinements. On June 4, 2024, representatives of Latham provided to representatives of Orrick a final draft of the Merger Agreement.

On June 3, 2024, the Parent Supervisory Board approved the Merger, the Merger Agreement and the other Transactions.

On June 4, 2024, the Board held a meeting with certain representatives of the Company’s senior management, Qatalyst Partners, Latham and Meitar to approve the Merger, the Merger Agreement and the other Transactions. The Board reviewed the conflicts disclosure statement of Qatalyst Partners and determined that there would be no conflicts in connection with Qatalyst Partners serving as the Company’s financial advisor for the Transactions. Representatives of the Company’s senior management provided an update to the Board on their discussions with representatives of Parent regarding the Transactions. Representatives of Latham and Meitar again provided an overview to the Board of their fiduciary duties in the context of a potential sale transaction, an update on the resolution of key open issues in the Merger Agreement, and an overview of the proposed board resolutions for approving the Merger Agreement, the Merger and the other Transactions. Representatives of Qatalyst Partners reviewed with the Board Qatalyst Partners’ final financial analyses of the Company. Qatalyst Partners rendered to the Board its oral opinion, subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the merger consideration to be received by the holders of Company Shares for each Company Share pursuant to, and in accordance with, the terms of the Merger Agreement, was fair, from a financial point of view, to such holders. Qatalyst Partners delivered its written opinion, dated June 4, 2024, to the Board following the meeting of the Board. For a detailed discussion of Qatalyst Partners’ opinion, please see below under the captions “The Merger—Opinion of Qatalyst Partners LP.” After further discussions with its financial and legal advisors and members of Company’s senior management, including discussing the advantages and risks of the Transactions (which are more fully described below under the caption “The Merger—Reasons for the Merger and Recommendation of the Board”), the Board unanimously adopted resolutions approving the Merger, the Merger Agreement and the other Transactions and recommending that the Company shareholders approve the Merger, the Merger Agreement and the other Transactions.

Later in the evening on June 4, 2024, the Company, Parent and Merger Sub executed and delivered the Merger Agreement. Thereafter, on June 5, 2024, before the opening of the trading markets in the United States, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Merger and Recommendation of the Board

At its meeting on June 4, 2024, held to evaluate the proposed Merger, the Board unanimously approved the Merger Agreement and determined that the terms of the Merger are fair to and in the best interests of the Company’s shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors. The Board unanimously recommends that the Company’s shareholders vote:

1. “FOR” the Merger Proposal;
2. “FOR” the Adjournment Proposal;
3. “FOR” the Director Re-Election Proposal;
4. “FOR” the Auditor Re-Appointment Proposal; and
5. “FOR” the CEO Compensation Proposal.

In evaluating the Merger Agreement, the Merger and the other Transactions, the Board consulted with the Company’s senior management, the Company’s financial advisor, Qatalyst Partners, and the Company’s outside legal counsel, Latham and Meitar, and, in the course of reaching its determination to approve the terms of the Merger Agreement, the Merger and the other Transactions and to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the Company’s shareholders vote in favor of the approval of the Merger Agreement, the Merger and the other Transactions, the Board carefully considered a wide and complex range of factors, including, among other things, the following list of material factors and benefits of the Merger Agreement, the Merger and the other Transactions, each of which the Board believed supported its determination and recommendation:

•
Attractive Value. The belief of the Board that the per share merger consideration represents a full and fair value for each of the outstanding Company Shares, taking into account the Board’s familiarity with the Company’s current and historical financial condition and results of operations and the Company’s business strategy, financial requirements, assets and business prospects, as well as the risks related thereto.

•
Negotiations with Parent. The Board considered the course of negotiations between the Company and Parent, and the Board’s belief that, based on those negotiations, the per share merger consideration represented the highest price per share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms to the Company in the aggregate to which Parent was willing to agree.

•
Premium to Current and Historical Trading Prices. The Board considered the fact that the per share merger consideration to be paid by Parent would provide the Company’s shareholders with the opportunity to receive a significant premium over the market price for each of the Company Shares. The Board reviewed the current and historical market prices and trading information with respect to the Company Shares, including the fact that the per share merger consideration represents a meaningful premium to those historical prices, including, among other things:

	•	A premium of approximately 45% to $9.64, the closing share price of the Company Shares on Nasdaq on June 4, 2024, the last trading day prior to the execution of the Merger Agreement;
•
A premium of approximately 70% to the Company’s implied enterprise value, using $9.64 per share, the closing share price of the Company Shares on Nasdaq on June 4, 2024, the last trading day prior to the execution of the Merger Agreement;

•
A premium of approximately 65% to $8.46, the volume-weighted average share price of the Company Shares on Nasdaq for the 30-day period ending June 4, 2024, the last trading day prior to the execution of the Merger Agreement; and

•
A premium of approximately 28% to $10.98, the closing share price of the Company Shares on Nasdaq on January 9, 2024, the highest closing share price of the Company Shares on the Nasdaq over the last twelve months.

•
Cash Merger Consideration; Certainty of Value. The Board considered the fact that the per share merger consideration consists entirely of cash, which provides liquidity and certainty of value to the shareholders of the Company, while eliminating the effect of long-term business and execution risk to shareholders. The Board weighed the certainty of realizing a compelling value for the Company Shares by virtue of the Merger against the uncertain prospect that the trading value for the Company Shares would approach the per share merger consideration in the foreseeable future. Based upon its knowledge of, and familiarity with, the Company’s historical and current business, operations, prospects, business strategy, competitive position and the software-as-a-service industry generally, the Board believed this certainty of value was compelling compared to the long-term value creation potential of the Company’s business, taking into account the risks of remaining independent and pursuing the Company’s current business and financial plans, including the risks and uncertainties associated with the Company’s business described in this proxy statement and the other risks and uncertainties discussed in the Company’s public filings filed with or furnished to the SEC, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, which is incorporated herein by reference.

•
Qatalyst Opinion. At the meeting of the Board on June 4, 2024, Qatalyst Partners rendered to the Board its oral opinion, subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the per share merger consideration to be received by the holders of Company Shares for each outstanding Company Share pursuant to, and in accordance with, the terms of the Merger Agreement, was fair, from a financial point of view, to such holders. Qatalyst Partners delivered its written opinion, dated June 4, 2024, to the Board following the meeting of the Board. The opinion is more fully described in the section of this proxy statement captioned “The Merger—Opinion of Qatalyst Partners LP” and the full text of the opinion is attached as Annex B to this proxy statement.

•
Surviving Company. Considering the financial position of the Company and Merger Sub, no reasonable concern exists that, as a result of the Merger, the Surviving Company will not be able to fulfill the obligations of the Company to its creditors.

•
Potential Strategic Alternatives. The Board considered possible alternatives to the acquisition by Parent reasonably available to the Company, including continuing to operate as a stand-alone company, and the potential benefits and risks to the Company’s shareholders of these alternatives, as well as the Board’s assessment that none of these alternatives was reasonably likely to create greater value for the Company’s shareholders within a reasonable period of time, taking into account risks of execution as well as market, industry, business and competitive risks.

•
Risks Relating to Remaining a Stand-Alone Company. The Board considered the Company’s prospects and risks if the Company were to remain an independent company. The Board considered the Company’s current business and financial plans, including the risks and uncertainties associated with achieving and executing on the Company’s business and financial plans in the short-term and long-term, as well as the general risks of market conditions that could reduce the trading price of the Company Shares. Among the potential risks and uncertainties identified by the Board were:

•
the growing challenges faced by the software-as-a-service industry, including macroeconomic trends and the fact that the industry is highly competitive, cyclical and subject to constant and rapid technological change;

•
achieving the Company’s growth plans in light of the current and foreseeable market conditions, including the risks and uncertainties in the U.S. and global economy generally and the software-as-a-service industry specifically;

	•	current and anticipated future competition for the Company’s products and its ability to compete successfully in light of the nature of the software-as-a-service industry;
	•	the Company’s ability to sustain its historical revenue growth, improve profitability and generate consistent positive cash flows; and
•
other risks and uncertainties discussed in the Company’s public filings filed with or furnished to the SEC, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, which is incorporated herein by reference.

•
Other Potential Acquirers. The Board considered, in consultation with management and its financial and legal advisors, the potential risks and benefits of negotiating on an exclusive basis with Parent or commencing a process in which certain other third parties (including some or all of the potential private equity fund and strategic acquirers contacted by Morgan Stanley, on behalf of the Special Committee, in 2023) that could be potentially interested in pursuing a business combination with the Company (in addition to Parent) would be invited to submit indications of interest. The Board and its advisors also evaluated whether to reach out to other potential acquirers based on various financial and strategic factors, including the likelihood and ability to consummate a transaction at a price that would exceed the purchase price offered by Parent. The Board also considered the feedback provided to the Special Committee by the potential private equity fund and strategic acquirers contacted by Morgan Stanley, on behalf of the Special Committee, in 2023. As part of this evaluation, the Board noted the robust process undertaken by Morgan Stanley, at the direction of the Special Committee, as well as the results of that process. The Board determined, in consultation with the Company’s management and its financial and legal advisors, to proceed on an exclusive basis with Parent primarily for the following reasons:

•
those third parties were not perceived to have the financial ability or willingness (including, in view of the potential synergies) to pay a purchase price for the Company in excess of Parent’s offer or to consummate a transaction on financial terms more favorable to the Company’s shareholders than Parent’s offer;

•
the solicitation of other third-party interest would raise confidentiality concerns and potentially heighten the risk that the process would become known to the broader market, including customers, suppliers and/or employees;

	•	the commencement of a broader process could have deterred Parent and caused it to withdraw its offer; and
•
the potential synergies with Parent and Parent’s financial ability to fund the Transactions would likely result in a higher price per share premium than what would have been offered by other potential acquirers.

•
Ability to Respond to Unsolicited Acquisition Proposals, Change Recommendation and Terminate the Merger Agreement. The Board considered that, while it determined not to conduct a process of inviting other potential acquirers to submit indications of interest, the Merger Agreement includes “fiduciary out” provisions, which, subject to the terms and conditions thereof, permit the Company to, in response to its receipt of an unsolicited bona fide Acquisition Proposal, provide information to and participate in negotiations or discussions with third parties with respect to an Acquisition Proposal if the Company determines in good faith, after consultation with its financial advisors and outside counsel based on the information then available, that the Acquisition Proposal constitutes or would reasonably be likely to lead to a Superior Proposal and that failure to take such action would reasonably be likely to be inconsistent with the fiduciary duties of the members of the Board to the Company’s shareholders under Israeli law and the Company receives or has already received an Acceptable Confidentiality Agreement from the competing bidder. At any time prior to the approval of the Merger Agreement by the Company’s shareholders, in response to its receipt of an unsolicited bona fide Acquisition Proposal, (i) the Board may change its recommendation that the holders of Company Shares approve the Merger Agreement and/or (ii) the Company may terminate the Merger Agreement to enter into a definitive written agreement providing for such Acquisition Proposal, if the Board has determined in good faith after consultation with its financial advisors and outside counsel based on the information then available, that such Acquisition Proposal constitutes a Superior Proposal and the failure to change its recommendation and/or to terminate the Merger Agreement would reasonably be likely to be inconsistent with its fiduciary duties under Israeli law. However, prior to taking these actions, the Company must provide Parent with at least four business days’ prior written notice of such determination (the “Notice Period”) and during this Notice Period, the Company is obligated to cause its legal and financial advisors to reasonably engage in good faith negotiations with Parent and its representatives and consider in good faith any proposals made by Parent in writing, in order to amend the terms of the proposed transaction such that the Acquisition Proposal no longer constitutes a Superior Proposal. The Board further considered the fact that the approximately $44.2 million termination fee (approximately 3% of the Company’s equity value) payable by the Company under certain circumstances (i) is reasonable in light of the overall terms of the Merger Agreement and the benefits of the Merger and (ii) would not preclude another party from making a competing proposal.

•
Terms of the Merger Agreement. The Board considered all of the terms and conditions of the Merger Agreement, which were the product of arm’s-length negotiations between the parties, including the structure of the transaction, the all-cash form of the per share merger consideration, the limited scope of the conditions to Closing, the Company’s right to specific performance to cause Parent to consummate the Merger, and other remedies available under the Merger Agreement, subject to certain conditions, and the customary nature of the representations, warranties, and the covenants and agreements of the parties. The Board further considered the course and nature of negotiations with Parent, which were conducted at arm’s length and during which the Board was advised by highly qualified legal and financial advisors. These negotiations ultimately resulted in terms that (1) provide for a significant premium over the current trading price of the Company Shares; (2) provide robust provisions designed to ensure, absent certain circumstances that would cause a closing condition not to be satisfied or allow termination of the Merger Agreement, that the transaction is completed; and (3) provide for a termination fee payable to the Company under certain circumstances involving the failure to obtain certain regulatory approvals or clearances, including the expiration or termination of the applicable waiting period (and any extension thereof) under the HSR Act and the rules and regulations promulgated thereunder, and the remaining Required Clearances. The Board also considered the willingness of certain shareholders of the Company to support and to vote in favor of the Merger.

•
Regulatory Approvals. The Board considered the relative likelihood of significant antitrust or other regulatory impediments to closing and the provisions of the Merger Agreement related to regulatory approvals, including the obligation of Parent and the Company use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to cause the conditions to Closing to be satisfied as promptly as reasonably practicable (and in any event no later than the Outside Date) and to consummate and make effective the Transactions, including the Merger, as soon as practicable after the date of the Merger Agreement. These reasonable best efforts include, among other things, supplying any information that may be required or reasonably requested by the applicable governmental authorities and agreeing to take all lawful actions necessary to obtain all approvals and clearances of the Merger or the Transactions (provided that Parent and its subsidiaries will not be obligated to (i) propose, negotiate, agree or commit to, effect or undertake (A) any action that materially limits the freedom of action with respect to the business conduct of, or the ability to operate any of the businesses, product lines or assets of, Parent or any of its subsidiaries, (B) any sale, divestiture, transfer, license, disposition or hold separate (through establishment of a trust or otherwise) of any assets, properties or businesses of Parent or any of its subsidiaries or (C) any action that could, individually or in the aggregate, reasonably be anticipated to have a material adverse impact on the business or financial condition of Parent or any of its subsidiaries, including, following the Merger, the Surviving Company, or (ii) commence or participate in any lawsuit or other action, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Merger or any of the other Transactions).

•
Likelihood of Completion. The likelihood that the Merger will be consummated, based on, among other things, the limited number of conditions to the Merger, the absence of a financing condition, the relative likelihood of obtaining required regulatory approvals, the remedies available under the Merger Agreement to the Company in the event of various breaches by Parent, and Parent’s reputation in the software-as-a-service industry, its financial capacity to complete an acquisition of this size and its prior track record of successfully completing acquisitions, which the Board believed supported the conclusion that a transaction with Parent could be completed on a reasonable timetable for such a transaction and in an orderly manner.

•
Shareholder Approval. The Board considered that the Merger Agreement, the Merger and the other Transactions would be subject to the approval of the shareholders of the Company and that shareholders would be free to vote against the approval of the Merger Agreement, the Merger and the other Transactions.

Possible Uncertainties, Risks and Negative Factors Associated with Merger

The Board also considered various uncertainties, risks and other potentially negative factors relating to the Merger Agreement, the Merger and the other Transactions, including, among other things, the following:

•
No Shareholder Participation in Future Earnings or Growth. The Board considered the fact that if the Merger is consummated, holders of the Company Shares will receive the per share merger consideration in cash, the Company will no longer exist as an independent public company, and accordingly, the shareholders of the Company will no longer participate in any future earnings or growth the Company may experience or any potential future appreciation in the value of the Company Shares, and will not participate in any potential future sale of the Company’s business to a third party.

•
Inability to Solicit Other Takeover Proposals and Termination Fee. The Merger Agreement includes a covenant prohibiting the Company from directly or indirectly soliciting, seeking, initiating, encouraging, facilitating or taking actions that would lead to other potential acquisition proposals, subject to certain exceptions, and the Company may be required to pay a termination fee of approximately $44.2 million (approximately 3% of the Company’s equity value) in cash if the Merger Agreement is terminated under certain circumstances, including to accept a Superior Proposal. The Board also considered, but did not consider to be preclusive of a potential acquirer making a competing offer, the potential that such termination fee may deter other potential acquirers from making a competing offer for the Company, the impact of the termination fee on the Company’s ability to engage in certain transactions for 12 months from the date the Merger Agreement is terminated under certain circumstances, and the fact that the right afforded to Parent under the Merger Agreement to re-negotiate the terms of the Merger Agreement in response to superior acquisition proposals may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, the Company. The Board recognized that the provisions in the Merger Agreement relating to these restrictions on takeover proposals and the payment of these fees was required by Parent as a condition to entering into the Merger Agreement.

•
Effect of Public Announcement. The effect of the public announcement of the Merger Agreement, including effects on the Company’s operations, the Company’s relationships with customers and suppliers, the trading price of the Company Shares, and the Company’s ability to attract and retain management and other key employees, including sales, operations, research and development, procurement, finance and other support function personnel, during the pendency of the Transactions, as well as the potential of litigation in connection with the Merger and other potential adverse effects on the financial results of the Company as a result of any related disruption in the Company’s business during the pendency of the Transactions, which are anticipated to likely be completed in 2024.

•
Timing and Regulatory Risks. The Board considered the amount of time it could take to complete the Merger, including the possibility that the Merger may not be completed or that completion may be unduly delayed for reasons beyond the control of the Company or Parent, and including the risk that Parent might not receive the necessary Required Clearances to complete the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Merger on one or more of the parties’ compliance with certain terms or conditions which may cause one or more of the Merger conditions not to be satisfied.

•
Opportunity Costs and Interim Operating Covenants. The Board considered restrictions on the conduct of the Company’s business during the interim period between signing and Closing, due to the pre-closing covenants in the Merger Agreement whereby the Company agreed, among other things, that it will conduct its business, in all material respects, in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent (in each case, subject to specified exceptions), which may have an adverse effect on the Company, including a potential loss of customers or business, or reduction in business with current customers, and the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

•
Risk Associated with Failure to Consummate the Merger. While the Board expects that the Merger will be consummated, there can be no assurance that all of the conditions to the consummation of the Merger will be satisfied, including that the Merger will receive the Required Clearances, or that the Merger will be consummated in a timely manner or at all, even if the shareholders of the Company approve the Merger Proposal. The Board considered potential negative effects if the Merger is not consummated, including:

•
the Company’s directors, senior management and other employees will have expended extensive time and effort to negotiate, implement and consummate the Merger, and their time may have been diverted from other important business opportunities and operational matters while working to implement the Merger;

•
the Company will have incurred significant transaction and opportunity costs during the pendency of the Transactions, without compensation, except potentially for the termination fee payable by Parent in the event of a termination under certain circumstances;

	•	the Company’s continuing business relationships with customers, suppliers, and other business partners and employees, including key personnel, may be adversely affected;
	•	the trading price of the Company Shares could be adversely affected;
	•	the market’s perceptions of the Company and the Company’s prospects could be adversely affected; and
	•	the Company’s business may be subject to significant disruption and decline.

•
Transaction Costs. The Board considered the fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Merger, regardless of whether the Merger is consummated.

•
Interests of Directors and Executive Officers. The Board considered the interests that the Company’s directors and executive officers may have in the Transactions as individuals that are in addition to, or that may be different from, the interests of the Company’s other shareholders, as described in more detail under the caption “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger.”

•
Taxable Nature of the Transaction. The Board considered the fact that the receipt of cash in connection with the Merger will be a taxable transaction to the shareholders of the Company for U.S. federal income tax purposes and Israeli tax purposes.

The Board concluded that the uncertainties, risks and potentially negative factors relevant to the Merger were outweighed by the benefits that the Board expects the Company and its shareholders would achieve as a result of the Merger.

This discussion of the information and factors considered by the Board includes the principal positive and negative factors considered by the Board but is not intended to be exhaustive and may not include all of the factors considered by the Board. In light of the various factors considered in connection with its evaluation of the Merger, and the complexity of these matters, the Board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Merger and to make its recommendations to the Company’s shareholders. Rather, the Board viewed its decisions as being based on the totality of the information presented to it and the various factors it considered. In addition, individual members of the Board may have given differing weights to different factors. The explanation of the Board’s reasons for the Transactions and all other information in this section may be forward-looking in nature and therefore should be read in light of the factors discussed in the section entitled “Special Note Regarding Forward-Looking Statements” elsewhere in this proxy statement.

The Board unanimously recommends that you vote (1) “FOR” the Merger Proposal; (2) “FOR” the Adjournment Proposal; (3) “FOR” the Director Re-Election Proposal; (4) “FOR” the Auditor Re-Appointment Proposal; and (5) “FOR” the CEO Compensation Proposal.

Unaudited Financial Projections of the Company

The Company does not, as a matter of course, make public projections as to future performance or earnings beyond the current fiscal year and generally does not make public projections for extended periods due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, the Company’s management regularly prepares, and the Board regularly evaluates, prospective financial information concerning the Company’s future performance. Certain internal unaudited financial projections were prepared for the Board in connection with its consideration of the Transactions and for Qatalyst Partners in connection with Qatalyst Partners’ financial analyses of the Transactions and opinion given to our Board as described under the heading “The Merger—Opinion of Qatalyst Partners LP.” Such projections were not prepared with a view toward public disclosure. Certain financial projections for calendar year 2024 through calendar year 2026 were provided to Parent. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. As a result, the Company does not endorse the projections described below as a reliable indication of future results. See “Cautionary Statements Regarding the Company Financial Projects” below and “Special Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this proxy statement.

The table below presents revenue and selected non-GAAP financial measures of the unaudited financial projections (see the note below regarding “Non-GAAP Measures”), which are long-term financial projections from calendar year 2024 through calendar year 2029, as provided to and approved by the Board in connection with its evaluation of the Transactions and approved for use and reliance by the Company’s financial advisor, Qatalyst Partners, in connection with its financial analyses and opinion presented to the Board at the meeting held on June 4, 2024 and as described under the heading “The Merger—Opinion of Qatalyst Partners LP” (such set of long-term financial projections is referred to in this proxy statement as the “Company Financial Projections”). The Company Financial Projections were updated on a different basis, for a different purpose and at a different time than the Company’s statements and/or reports to the public as to the Company’s forward-looking, current and/or past performance and on a different basis, for a different purpose and at a different time than other financial forecasts that the Company may prepare for its own use or for the use of the Board in evaluating the Company’s business, operations and/or financial condition. The Company Financial Projections were therefore updated solely in connection with the evaluation of the Transactions and do not, and were not intended to, update or revise any of the Company’s public statements and/or reports as to its forward-looking, current and/or past performance. The Company Financial Projections were prepared on a stand-alone basis and therefore do not include any transaction-related expenses, nor do they reflect any effect of an acquisition of the Company by Parent, any of its affiliates or any other party or other strategic transaction involving the Company.

Company Financial Projections
($ in millions)

	Q2’2024 –Q4’2024	CY2025	CY2026	CY2027	CY2028	CY2029
Revenue	215	327	388	452	520	588
Non-GAAP Operating Income (1)	11	37	71	89	113	139
Unlevered Free Cash Flow (2)	13	49	81	97	120	130

(1)
Non-GAAP Operating Income is defined as net income from operations excluding share-based compensation, amortization and impairment of acquired intangible assets, restructuring expenses and non-recurring legal settlement expenses related to a complex class action lawsuit and related claims which are considered outside of the Company’s ordinary course of business. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Operating Income (Loss) with traditional GAAP measures to evaluate our financial performance.

(2)
Unlevered Free Cash Flow used by Qatalyst Partners, with the approval of the Board, in its financial analyses (as described in more detail in the section of this proxy statement captioned “The Merger—Opinion of Qatalyst Partners LP”), is calculated as Non-GAAP Operating Income subtracting the impact of cash taxes, and adding or subtracting (as applicable) the impact of depreciation and amortization, capital expenditures including capitalized internal-use software costs, changes in net working capital and any one-time cash expenses. Calendar year 2029 assumes a long-term effective non-GAAP cash tax rate of 17%, as provided by management of the Company.

Non-GAAP Measures

The Company Financial Projections include forecasts of non-GAAP measures such as Non-GAAP Operating Income and Unlevered Free Cash Flow, among other things.  Reconciliations of the Company Financial Projections to the most directly comparable GAAP measures are not provided because there is inherent difficulty and uncertainty in estimating or predicting the various components of each corresponding GAAP measure, which components could significantly impact such financial measure.  In addition, when planning, forecasting and analyzing future periods, the Company does so primarily on a non-GAAP basis without preparing a GAAP analysis since such an analysis would require estimates for various reconciling items that would be difficult to predict with reasonable accuracy.

Cautionary Statements Regarding the Company Financial Projections

The Company Financial Projections are unaudited and were developed solely in connection with the evaluation of the Transactions and should be read together with the historical financial statements of the Company for the fiscal year ended December 31, 2023, which have been filed with or furnished to the SEC and incorporated in this proxy statement, and the other information regarding the Company contained elsewhere or incorporated in this proxy statement. See the section of this proxy statement captioned “Where You Can Find More Information.” Although presented with numerical specificity, the Company Financial Projections were prepared in the context of and incorporating numerous variables, estimates, and assumptions that are inherently uncertain and largely beyond the control of the Company, and which may prove not to have been, or to no longer be, accurate. Although considered reasonable by the Company’s management and the Board as of the date of their preparation and approval, the Company Financial Projections are subject to many risks and uncertainties. The Company Financial Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Company Financial Projections (other than revenue) do not purport to present financial information in accordance with GAAP. Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, the Company’s independent registered public accounting firm, has not examined, compiled or otherwise applied or performed any procedures with respect to the Company Financial Projections, nor has it expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy, and accordingly, such independent registered public accounting firm assumes no responsibility for them.

The Company Financial Projections are based solely upon information available to the Company’s management as of the date they were prepared and estimates and assumptions made by the Company’s management as of the date the Company Financial Projections were prepared and approved by the Board, as applicable, considering comments as may be received from members of the Board. The Company Financial Projections do not give effect to the Merger, including the impact of negotiating or executing the Merger Agreement, the expenses that have been and may be incurred in connection with consummating the Merger, the potential synergies that may be achieved by the combined company as a result of the Merger, the effect on the Company of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but that were instead altered, accelerated, postponed or not taken in anticipation of the Merger. Further, the Company Financial Projections do not take into account the effect on the Company of any possible failure of the Merger to occur.

For the foregoing reasons and considering that the meeting will be held several months after the Company Financial Projections were prepared, as well as the uncertainties inherent in any forecasting information, readers of this proxy statement are cautioned not to place unwarranted reliance on the Company Financial Projections set forth above. No one has made or makes any representation to any of the Company’s shareholders regarding the information included in the Company Financial Projections, and the Company urges all shareholders of the Company to review its most recent SEC filings for a description of its reported financial results. See the section of this proxy statement captioned “Where You Can Find More Information.”

NONE OF THE COMPANY OR ITS AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SHAREHOLDER OR TO ANY OTHER PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE COMPANY FINANCIAL PROJECTIONS OR THAT FORECASTED RESULTS WILL BE ACHIEVED, AND EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW, NONE OF THEM INTEND TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE COMPANY FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE SUCH PROJECTIONS WERE GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FORECASTS ARE SHOWN TO BE INACCURATE.

Opinion of Qatalyst Partners LP

The Company retained Qatalyst Partners to act as its financial advisor in connection with a potential transaction such as the Merger and to evaluate whether the per share merger consideration to be received by the holders of Company Shares for each Company Share pursuant to, and in accordance with, the terms of the Merger Agreement, was fair, from a financial point of view, to such holders. The Company selected Qatalyst Partners as its financial advisor for the Transactions based on its qualifications, expertise and reputation, as well as its knowledge of the Company’s business and the industry in which it operates. Qatalyst Partners has provided its written consent to the reproduction of its opinion in this proxy statement. At the meeting of the Board on June 4, 2024, Qatalyst Partners rendered to the Board its oral opinion, subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the per share merger consideration to be received by the holders of Company Shares for each Company Share pursuant to, and in accordance with, the terms of the Merger Agreement, was fair, from a financial point of view, to such holders. Qatalyst Partners delivered its written opinion, dated June 4, 2024, to the Board following the meeting of the Board.

The full text of Qatalyst Partners’ written opinion, dated June 4, 2024, is attached to this proxy statement as Annex B and is incorporated herein by reference. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications of the review undertaken by Qatalyst Partners in rendering its opinion. Holders of Company Shares should read the opinion carefully in its entirety. Qatalyst Partners’ opinion was provided to the Board and addresses only, as of the date of the opinion, the fairness, from a financial point of view, of the per share merger consideration to be received by the holders of Company Shares for each Company Share pursuant to, and in accordance with, the terms of the Merger Agreement, to such holders, and it does not address any other aspect of the Merger. It does not constitute a recommendation as to how any holder of Company Shares should vote with respect to the Merger or any other matter and does not in any manner address the price at which Company Shares will trade or otherwise be transferable at any time. The summary of Qatalyst Partners’ opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached to this proxy statement as Annex B.

In arriving at its opinion, Qatalyst Partners reviewed the execution version of the Merger Agreement provided to Qatalyst Partners on June 3, 2024, certain related documents and certain publicly available financial statements and other business and financial information of the Company. Qatalyst Partners also reviewed the Company Financial Projections (as defined in the section of this proxy statement captioned “The Merger—Unaudited Financial Projections of the Company”). Additionally, Qatalyst Partners discussed the past and current operations and financial condition and the prospects of the Company with senior management of the Company. Qatalyst Partners also reviewed the historical market prices and trading activity for the Company Shares and compared the financial performance of the Company and the prices and trading activity of the Company Shares with that of certain other selected publicly traded companies and their securities. In addition, Qatalyst Partners reviewed the financial terms, to the extent publicly available, of selected acquisition transactions, participated in certain discussions and negotiations among the representatives of the Company, Parent and their financial and legal advisors, and performed such other analyses, reviewed such other information and considered such other factors as Qatalyst Partners deemed appropriate.

In arriving at its opinion, Qatalyst Partners assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, Qatalyst Partners by the Company. With respect to the Company Financial Projections, Qatalyst Partners was advised by the management of the Company, and Qatalyst Partners assumed based on discussions with the management of the Company and the Board, that the Company Financial Projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. Qatalyst Partners expressed no view as to the Company Financial Projections or the assumptions on which they were based. Qatalyst Partners assumed that the terms of the final executed Merger Agreement would not differ materially from the execution version of the Merger Agreement provided to Qatalyst Partners, and that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without any modification, waiver or delay. In addition, Qatalyst Partners assumed that in connection with the receipt of all the necessary approvals of the Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company or the contemplated benefits expected to be derived in the Merger. Qatalyst Partners did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or its affiliates, nor was Qatalyst Partners furnished with any such evaluation or appraisal. In addition, Qatalyst Partners relied, without independent verification, upon the assessment of the management of the Company as to the existing and future technology and products of the Company and the risks associated with such technology and products. In arriving at its opinion, Qatalyst Partners was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving the Company. Qatalyst Partners’ opinion has been approved by its opinion committee in accordance with its customary practice.

Qatalyst Partners’ opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after the date of the opinion may affect Qatalyst Partners’ opinion and the assumptions used in preparing it, and Qatalyst Partners has not been asked to, nor has it assumed any obligation to update, revise or reaffirm its opinion. Qatalyst Partners’ opinion does not address the underlying business decision of the Company to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to the Company. Qatalyst Partners’ opinion is limited to the fairness, from a financial point of view, of the per share merger consideration to be received by the holders of Company Shares for each Company Share pursuant to, and in accordance with, the terms of the Merger Agreement, and Qatalyst Partners expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the officers, directors or employees of the Company or any of its affiliates, or any class of such persons, relative to such consideration.

The following is a brief summary of the material analyses performed by Qatalyst Partners in connection with its opinion dated June 4, 2024. The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Qatalyst Partners’ opinion. For purposes of its analyses, Qatalyst Partners utilized both the Company Financial Projections, described in the section of this proxy statement captioned “The Merger—Unaudited Financial Projections of the Company”, and third-party research analyst consensus estimates as of June 3, 2024 (the “Street Estimates”). Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Qatalyst Partners, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Qatalyst Partners’ financial analyses.

Discounted Cash Flow Analysis

Qatalyst Partners performed an illustrative discounted cash flow analysis, which is designed to imply a range of potential per-share present values for Company Shares as of March 31, 2024 (which is the end of the Company’s most recent completed fiscal quarter and most recent publicly available balance sheet date), by:

•	adding:

(a)
the implied net present value of the estimated future unlevered free cash flows (which are referred to as the “UFCF”) of the Company, based on the Company Financial Projections for the second quarter of calendar year 2024 through calendar year 2028 (which implied present value was calculated using a range of discount rates of 10.0% to 14.0%, based on an estimated weighted average cost of capital for the Company);

(b)
the implied net present value of a corresponding terminal value of the Company, calculated by multiplying the Company’s estimated UFCF in calendar year 2029 of approximately $130 million, based on the Company Financial Projections (assuming a long-term effective non-GAAP cash tax rate of 17%, as provided by management of the Company), by a range of fully diluted enterprise value to next-twelve-months’ estimated UFCF multiples of 10.0x to 18.0x (which were chosen based on Qatalyst Partners’ professional judgment and experience), and discounted to present value using the same range of discount rates used in item (a) above;

(c)	the cash of the Company as of March 31, 2024, as disclosed in the Company’s press release attached as Exhibit 99.1 to the report on Form 6-K furnished to the SEC on May 22, 2024; and

(d)
the implied net present value of estimated Israeli tax savings due to its net operating losses for the calendar years 2029 and beyond, as provided by management of the Company, discounted to present value using the same range of discount rates used in item (a) above;

•
subtracting the Company’s redeemable non-controlling interests in WalkMe K.K. (the Company’s Japanese subsidiary), as of March 31, 2024, as disclosed in the Company’s press release attached as Exhibit 99.1 to the report on Form 6-K furnished to the SEC on May 22, 2024; and

•
dividing the resulting amount by the number of fully diluted Company Shares outstanding (calculated using the treasury stock method), taking into account the restricted stock units and in-the-money stock options as of May 30, 2024, all as provided by management of the Company, with each of the above-referenced estimated future UFCFs, terminal value and Israeli tax savings due to net operating losses for the calendar years 2029 and beyond having also been adjusted for the degree of estimated dilution to current stockholders through each respective applicable period (which totaled approximately 14% in the case of the terminal value) due to the estimated net effects of equity issuances and cancellations related to future equity compensation, based on estimates of future dilution provided by management of the Company.

Based on the calculations set forth above, this analysis implied a range of values for Company Shares of approximately $11.31 to $17.89 per share.

Selected Companies Analysis

Qatalyst Partners reviewed and compared selected financial information and public market multiples for the Company with publicly available financial information and public market multiples for selected companies. The companies used in this comparison were those companies listed below, which were selected by Qatalyst Partners in its professional judgment, based on factors including that they are publicly traded companies in similar lines of business to the Company, have a similar business model, have similar financial performance or have other relevant or similar characteristics.

Based on third-party research analyst consensus estimates as of June 3, 2024, and using the closing prices as of June 3, 2024, for shares of the selected companies, Qatalyst Partners calculated, among other things, the fully diluted enterprise value divided by the estimated consensus revenue for calendar year 2024 (which are referred to as the “CY24E revenue multiples”), for each of the selected companies, as shown below:

Selected Software Companies	CY2024E Revenue Multiple
Vertex, Inc.	8.5
Wix.com Ltd.	5.6
Squarespace, Inc. (1)	5.0
PagerDuty, Inc.	4.0
UiPath Inc.	3.8
Jamf Holding Corp.	3.8
Alarm.com Holdings, Inc.	3.5
Sprinklr, Inc.	3.1
Amplitude, Inc.	3.1
Zuora, Inc. (2)	2.8
Similarweb Ltd.	2.5
RingCentral, Inc.	2.1
BigCommerce Holdings, Inc. (3)	1.8

Selected Mature Software Companies	CY2024E Revenue Multiple
Box, Inc.	4.5
ZoomInfo Technologies Inc.	4.4
DocuSign, Inc.	3.9
TeamViewer SE	3.5
Dropbox, Inc.	3.3
Zoom Video Communications, Inc.	2.8

(1)	Fully diluted equity value reflects closing share price as of May 10, 2024, the last trading day prior to the announcement of the Company’s take-private transaction.

(2)	Fully diluted equity value reflects closing share price as of April 16, 2024, the last trading day prior to the publication of a Reuters article reporting on a potential sale of the Company.

(3)	Fully diluted equity value reflects closing share price as of May 6, 2024, the last trading day prior to the publication of a Reuters article reporting on a potential sale of the Company.

Based on an analysis of the CY2024E revenue multiples for the selected companies and the application of its professional judgment, Qatalyst Partners selected a representative multiple range of 1.75x to 3.50x. Qatalyst Partners then applied this range to the Company’s estimated revenue for calendar year 2024, based on the Company Financial Projections and based on the Street Estimates. Based on the fully diluted Company Shares outstanding as of May 30, 2024 (calculated utilizing the same methodology as used in the above discounted cash flow analysis), this analysis implied (a) a range of values for Company Shares of approximately $7.96 to $12.57 per share based on the Company Financial Projections and (b) a range of values for Company Shares of approximately $7.94 to $12.53 per share based on the Street Estimates.

No company included in the selected companies analysis is identical to the Company. In evaluating the selected companies, Qatalyst Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of the Company, such as the impact of competition on the Company’s business or the industry in general, industry growth and the absence of any material adverse change in the Company’s financial condition and prospects or in the industry or the financial markets in general. Individual multiples or mathematical analysis, such as determining the arithmetic mean, median, or the high or low, is not in itself a meaningful method of using selected company data.

Selected Transactions Analysis

Qatalyst Partners compared 15 selected public company transactions, including transactions involving companies participating in similar lines of business to the Company or with similar business models, similar financial performance or other relevant or similar characteristics.

For each of the selected transactions listed below, Qatalyst Partners reviewed, among other things, (a) the implied fully diluted enterprise value of the target company as a multiple of last-twelve-months’ revenue of the target company (which are referred to as the “LTM revenue multiples”) and (b) the implied fully diluted enterprise value of the target company as a multiple of third-party research analyst consensus estimates of the next-twelve-months’ revenue of the target company (which are referred to as the “NTM revenue multiples”).

Announcement Date	Target	Acquirer	LTM Revenue Multiple	NTM Revenue Multiple
01/09/23	Duck Creek Technologies, Inc.	Vista Equity Partners	7.7	7.0
02/12/19	Ellie Mae, Inc.	Thoma Bravo, L.P.	7.0	6.8
06/28/21	QAD Inc.	Thoma Bravo, L.P.	5.8	5.3
12/23/18	MYOB Group Ltd.	Kohlberg Kravis Roberts & Co. L.P.	5.4	4.9
12/18/23	Alteryx, Inc.	Clearlake Capital Group, L.P. and Insight Partners	4.7	4.2
03/01/24	Everbridge, Inc.	Thoma Bravo, L.P.	4.0	3.9
08/22/19	Pivotal Corp	VMware, Inc.	3.9	3.4
08/31/16	Interactive Intelligence Group Inc.	Genesys Telecommunications Laboratories Inc. (backed by Permira)	3.4	3.2
08/09/23	Avid Technology, Inc.	Symphony Technology Group, LLC	3.3	3.0
12/06/16	Intralinks Holdings, Inc.	Synchronoss Technologies, Inc.	2.9	2.7
11/11/19	Carbonite, Inc.	Open Text Corporation	2.8	2.7
05/04/23	Software AG	Silver Lake Technology Management, LLC	2.8	2.6
09/06/23	NextGen Healthcare, Inc.	Thoma Bravo, L.P.	2.6	2.4
11/02/15	Constant Contact, Inc.	Endurance International Group Holdings, Inc.	2.6	2.3
09/30/13	The Active Network, Inc.	Vista Equity Partners	2.1	2.0

Based on the analysis of the LTM revenue multiples for the selected transactions and its professional judgment, Qatalyst Partners selected a representative multiple range of 3.0x to 5.0x then applied this range to the Company’s last-twelve months’ revenue (calculated as the 12-month period ended March 31, 2024). Based on the fully diluted Company Shares outstanding as of May 30, 2024 (calculated utilizing the same methodology as used in the above discounted cash flow analysis), this analysis implied a range of values for Company Shares of approximately $10.88 to $15.81 per share.

Based on the analysis of the NTM revenue multiples for the selected transactions and its professional judgment, Qatalyst Partners selected a representative multiple range of 2.5x to 4.5x, then applied this range to the Company’s estimated next-twelve months’ revenue (calculated as the 12-month period ending March 31, 2025) based on the Street Estimates. Based on the fully diluted Company Shares outstanding as of May 30, 2024 (calculated utilizing the same methodology as used in the above discounted cash flow analysis) as provided by management of the Company, this analysis implied a range of values for Company Shares of approximately $10.05 to $15.33 per share.

No company or transaction utilized in the selected transactions analysis is identical to the Company or the Merger. In evaluating the selected transactions, Qatalyst Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s control, such as the impact of competition on the Company’s business or the industry generally, industry growth and the absence of any material adverse change in the Company’s financial condition and prospects or in the industry or the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Individual multiples or mathematical analysis, such as determining the arithmetic mean, median, or the high or low, is not in itself a meaningful method of using selected transactional data. Because of the unique circumstances of each of these transactions and the Merger, Qatalyst Partners cautioned the Company against placing undue reliance on this information.

Miscellaneous

In connection with the review of the Merger by the Board, Qatalyst Partners performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily amenable to a partial analysis or summary description. In arriving at its opinion, Qatalyst Partners considered the results of all its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Qatalyst Partners believes that selecting any portion of its analyses, without considering all analyses as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst Partners may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst Partners’ view of the actual value of the Company. In performing its analyses, Qatalyst Partners made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in Qatalyst Partners’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Qatalyst Partners conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the per share merger consideration to be received by the holders of Company Shares for each Company Share pursuant to, and in accordance with, the terms of the Merger Agreement, to such holders. These analyses do not purport to be appraisals or to reflect the price at which Company Shares might actually trade or otherwise be transferable at any time.

Qatalyst Partners’ opinion and its presentation to the Board was one of many factors considered by the Board in deciding to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the per share merger consideration to be received by the holders of Company Shares pursuant to, and in accordance with, the terms of the Merger Agreement or of whether the Board would have been willing to agree to different consideration. The per share merger consideration payable in the Merger was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board. Qatalyst Partners provided advice to the Company during these negotiations. Qatalyst Partners did not, however, recommend any specific consideration to the Company or that any specific consideration constituted the only appropriate consideration for the Merger.

Qatalyst Partners provides investment banking and other services to a wide range of entities and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Parent or certain of their respective affiliates. During the two-year period prior to the date of Qatalyst Partners’ opinion, no material relationship existed between Qatalyst Partners or any of its affiliates and the Company or Parent pursuant to which compensation was received by Qatalyst Partners or its affiliates. Qatalyst Partners and/or its affiliates may in the future provide investment banking and other financial services to the Company or Parent or their respective affiliates for which Qatalyst Partners would expect to receive compensation.

Under the terms of its engagement letter, Qatalyst Partners provided the Company with financial advisory services in connection with the Merger for which it will be paid an aggregate amount currently estimated at approximately $27 million, $4 million of which was payable upon delivery of its opinion (regardless of the conclusion reached in the opinion), and the remaining portion of which will be paid upon, and subject to, the closing of the Merger. The Company has also agreed to reimburse Qatalyst Partners for certain expenses incurred in performing its services. The Company has also agreed to indemnify Qatalyst Partners and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst Partners or any of its affiliates against certain liabilities, including liabilities under the federal securities laws, and certain expenses related to or arising out of Qatalyst Partners’ engagement.

Interests of the Company’s Directors and Executive Officers in the Merger

When considering the recommendation of the Board that you vote to approve the Merger Proposal, you should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, those of the Company’s shareholders in general, as described below. The Board was aware of these interests during its deliberations on the merits of the Merger and in deciding to recommend that Company shareholders vote in favor of the Merger Proposal. These interests generally include, among others, the rights to accelerated vesting of equity awards, entitlement to certain severance payments, indemnification and insurance and certain payments and benefits provisions contained in or permitted by the Merger Agreement.

The Company’s executive officers are the same individuals who are disclosed as “executive officers” in the Company’s most recent Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC.

Treatment of Company Equity Awards

The Company Equity Awards held by the Company’s non‑employee directors and executive officers will be treated as described below in the section captioned “The Merger Agreement—Treatment of Company Equity Awards.” Company Equity Awards held by the Company’s non‑employee directors will become fully vested immediately prior to the Effective Time and will be cancelled in exchange for cash at the Effective Time. The estimated aggregate amount that would be payable to the Company’s non‑employee directors in settlement of their outstanding Company Options to purchase approximately 351,885 Company Shares is $1,357,268. The amounts in this paragraph exclude 24,828 Company Options with a per share exercise price that is equal to or greater than the per share merger consideration, and are determined using the number of outstanding Company Equity Awards held by the non‑employee directors as of June 15, 2024, using a value of $14.00 per Company Share, and assuming that the Effective Time occurs on June 15, 2024. While none of the Company’s non-employee directors held Company RSU Awards as of June 15, 2024, each non-employee director will, in accordance with, and solely to the extent required by, the terms of the applicable compensation policies and/or arrangements applicable to the Company’s non-employee directors, automatically receive Company RSU Awards with a grant date value of $90,000 and Company Options with a grant date value of $90,000 at the first quarterly meeting of the board of directors of the Company following the Company’s next annual general meeting of shareholders (or, in the case of Michele Bettencourt, 25,000 Company RSU Awards and Company Options with a value of $90,000 on the date of the Company’s next annual general meeting of shareholders), in each case, to the extent the applicable grant date occurs prior to the Effective Time and subject to the non-employee director’s continued service through the applicable grant date.

As described below under “Termination Payments and Benefits,” outstanding and unvested Company Equity Awards held by the Company’s executive officers are subject to certain accelerated vesting benefits upon a qualifying termination of employment in connection with the closing of the Merger. The estimated aggregate amount that would be payable to the Company’s executive officers in settlement of their outstanding vested and exercisable Company Options to purchase 3,202,095 Company Shares, in settlement of their outstanding Unvested Company Options to purchase approximately 602,135 Company Shares, in settlement of their outstanding Company PSU Awards in respect of 121,666 Company Shares and in settlement of their outstanding Company RSU Awards (excluding Company PSU Awards) in respect of 1,396,094 Company Shares is approximately $47,379,795. The amounts in this paragraph exclude 12,500 vested and exercisable Company Options and 187,500 Unvested Company Options, in each case, with a per share exercise price that is equal to or greater than the per share merger consideration, and are determined using the number of outstanding unvested and outstanding exercisable Company equity awards held by the executive officers as of June 15, 2024, using a value of $14.00 per Company Share, assuming that the Effective Time occurs on June 15, 2024, and assuming that each executive officer underwent a qualifying termination of employment immediately following the Effective Time.

The amounts in the paragraphs above do not include any grants, issuances or forfeitures of equity or incentive awards after June 15, 2024, and prior to the completion of the Merger, and do not reflect any Company RSU Awards that vested prior to the assumed Effective Time of June 15, 2024 (including the 31,250 Company Shares representing, as of June 15, 2024, the vested portion of the Adika RSUs subject to shareholder approval of the CEO Compensation Proposal).

Termination Payments and Benefits

Dan Adika Employment Agreement

The Company has entered into an employment agreement (the “Adika Employment Agreement”) with Dan Adika, our Chief Executive Officer, which provides for certain payments and benefits in the event that we terminate Mr. Adika’s employment without “cause” or Mr. Adika terminates his employment for “good reason” (as each of these terms is defined in the Adika Employment Agreement) (referred to herein as a “qualifying termination”). Upon a qualifying termination, Mr. Adika will generally be entitled to six months’ notice and an additional six-month “adjustment period”, which will commence at the end of the notice period. During the notice and adjustment periods, Mr. Adika will be entitled to receive continued payments of base salary and all other payments and benefits under the Adika Employment Agreement as though he continued to work for the Company through the end of the adjustment period, including, but not limited to, payments to the managers insurance policy and pension funds and education fund, continued vesting of any then-unvested equity awards, convalescence pay, and bonuses. If requested by Mr. Adika, the Company will make a lump-sum payment to Mr. Adika equal to the payments and benefits he would have been entitled to receive during the adjustment period. The amounts described in the foregoing paragraph would be payable to Mr. Adika in connection with any qualifying termination of employment without regard to the occurrence of the Merger or any other change in control transaction and could be viewed on that basis as unrelated to the Merger. In addition, in the event of Mr. Adika’s termination of employment, Mr. Adika will be entitled to a non-compete grant, if determined by the compensation committee and the Board, equal to six months’ base salary.

In the event of Mr. Adika’s qualifying termination within the twelve-month period following a “change in control” (as defined in the Adika Employment Agreement), then the adjustment period described above will be for twelve months instead of six months. In addition, in the event of Mr. Adika’s qualifying termination within the twelve-month period following a change in control, all of Mr. Adika’s unvested annual equity awards will become fully vested, earned and exercisable. The amounts described in this paragraph would constitute “double-trigger” payments and benefits.

The terms of the Adika Employment Agreement described above have been modified by the Waiver Agreement entered into by and between Mr. Adika and the Company in connection with, and contingent upon, the consummation of the Merger. For further details of the Waiver Agreements, see the section below entitled, “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger—Arrangements with Parent.”

Hagit Ynon Termination Rights and Change in Control Agreement

The Company has entered into a termination rights and change in control agreement (as amended, the “Ynon CIC Agreement”) with Hagit Ynon, our Chief Financial Officer. Pursuant to the Ynon CIC Agreement, in the event of a termination of Ms. Ynon’s employment by the Company without “cause” or by Ms. Ynon for “good reason” (as each such term is defined in the Ynon CIC Agreement), subject to her continued compliance with the restrictive covenants set forth in a separate agreement between Mr. Ynon and the Company, Ms. Ynon will be generally entitled to ninety days’ notice and a six-month adjustment period, which will commence at the end of the notice period. During the adjustment period, Ms. Ynon will be entitled to receive continued payments of base salary and all other payments and benefits under the employment agreement, including, but not limited to, continued vesting of any then-unvested equity awards. The amounts described in this paragraph would be payable to Ms. Ynon in connection with any qualifying termination of employment without regard to the occurrence of the Merger or any other change in control transaction and could be viewed on that basis as unrelated to the Merger.

In the event of Ms. Ynon’s qualifying termination within the three-month period prior to, or the twelve-month period following a “change in control” (as defined in the Ynon CIC Agreement), then the adjustment period described above will be for twelve months instead of six months, and Ms. Ynon will be entitled to accelerated vesting in full of certain then-unvested equity awards unless otherwise set forth in the applicable award agreement (excluding the Company Options granted to Ms. Ynon on February 11, 2020 and February 24, 2021). The amounts described in the forgoing sentence in respect of the additional six months of the adjustment period and accelerated vesting of equity awards would constitute “double-trigger” payments and benefits.

The terms of the Ynon CIC Agreement described above have been modified by the Waiver Agreement entered into by and between Ms. Ynon and the Company in connection with, and contingent upon, the consummation of the Merger. For further details of the Waiver Agreements, see the section below entitled, “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger—Arrangements with Parent.”

Scott Little Severance and Change in Control Agreement

The Company has entered into a severance and change in control agreement (the “Little CIC Agreement”) with Scott Little, our Chief Revenue Officer. Pursuant to the Little CIC Agreement, upon a termination of Mr. Little’s employment by the Company without “cause” or by Mr. Little for “good reason” (as each such term is defined in the Little CIC Agreement), in either case, within the three-month period prior to, or the twelve-month period following, a “change in control” (as defined in the Little CIC Agreement), subject to Mr. Little’s execution and non-revocation of a general release of claims and continued compliance with applicable restrictive covenants, Mr. Little will be entitled to (i) ninety days’ notice, (ii) continued payments of base salary for twelve months following the date of termination, (iii) a pro-rated portion of his annual target bonus opportunity, payable in equal installments over the 12-month period following the date of termination, (iv) continued health coverage for up to twelve months and (v) accelerated vesting in full of then-unvested equity awards unless otherwise set forth in the applicable award agreement. The amounts described above constitute “double-trigger” payments and benefits.

The Little CIC Agreement provides for a “best net” approach such that if the payment of any amounts to Mr. Little would subject Mr. Little to the excise tax provisions of Section 280G of the Code, the payments would be reduced to an amount below the threshold at which such penalty tax provisions apply if such a reduction (and the avoidance of such penalty taxes) would be more favorable to Mr. Little on an after-tax basis. The Board has not approved any specific actions to mitigate the potential impact of Section 280G of the Code on the Company, Mr. Little or any disqualified individuals, but may approve specific actions in the future, subject to Parent’s prior written consent.

The terms of the Little CIC Agreement described above have been modified by the Waiver Agreement entered into by and between Mr. Little and the Company in connection with, and contingent upon, the consummation of the Merger. For further details of the Waiver Agreements, see the section below entitled, “The Merger—Interests of the Company’s Directors and Executive Officers—Arrangements with Parent.”

No Section 280G Golden Parachute Excise Tax Gross-Ups

Our executive officers are not entitled to receive gross-ups or tax reimbursements from the Company with respect to any potential excise taxes.

Indemnification and Insurance

For a period of seven years from and after the Effective Time, Parent will cause the Surviving Company to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification and exculpation, including advancements of expenses, provisions under the Articles and policies and any indemnification agreement between the Company, on the one hand, and any of its current or former directors and officers (collectively, the “Covered Persons”), on the other hand, in each case, (x) as in effect on the date the Merger Agreement was signed and (y) to the extent set forth in the confidential Company Disclosure Letter delivered in connection with the Merger Agreement (the “Company Disclosure Letter”), with respect to acts or omissions by them in their capacities as such at any time at or prior to the Effective Time to the extent permitted by law (subject to the limitations set forth in Sections 259(b), 263 and 264 of the ICL).

Prior to the Closing (as defined in the section of this proxy statement captioned “The Merger—Closing and Effective Time”), the Company will obtain a prepaid “tail” directors’ and officers’ liability insurance policy covering acts or omissions occurring prior to the Closing Date with respect to those persons who are currently covered by the Company’s or of any of its subsidiaries’ directors’ and officers’ liability insurance policy on terms with respect to such coverage and amount no less favorable in the aggregate to the Company’s or of any of its subsidiaries’ directors and officers currently covered by such insurance than those of such policy in effect on the date the Merger Agreement was signed; provided, however, that such “tail” policy will (x) provide such coverage for seven years from the Closing Date, (y) be obtained, in consultation with Parent, from the Company’s or Parent’s current insurance company or another reputable insurance company reasonably satisfactory to Parent and (z) not have an annual premium in excess of 200% of the last annual premium paid for such a policy by the Company prior to the Closing.

Employee Benefits Following the Effective Time

The Merger Agreement provides that Parent will, or will cause the Surviving Company to, provide each employee of the Company or its subsidiaries who continues to be employed by Parent or the Surviving Company or any of their respective subsidiaries following the Effective Time with certain compensation and benefits during the period commencing at the Effective Time and ending on the first anniversary of the Closing Date, as described below in the section captioned “The Merger Agreement—Employee Benefits.”

Arrangements with Parent

As of the date of this proxy statement, none of our directors have entered into any agreement with Parent or any of its affiliates regarding individualized compensation arrangements with, or the right to purchase or participate in the equity of, Parent or one or more of its affiliates. As of the date of this proxy statement, certain of our executive officers have entered into waiver agreements with the Company (collectively, the “Waiver Agreements”), pursuant to which our executive officers have generally agreed to the following, as applicable, contingent upon the consummation of the Merger: (i) a modified definition of “good reason,” (ii) the waiver of any single-trigger payments or benefits (including any single-trigger accelerated vesting of equity awards), (iii) the limitation of any change in control protection period to the twelve-month period following the consummation of the Merger and (iv) the Actual Achievement Treatment of performance-based Company Equity Awards. For further details regarding the Actual Achievement Treatment, see the section entitled “The Merger Agreement—Treatment of Company Equity Awards—PSU Award Treatment.”

For purposes of the Waiver Agreements, “good reason” is defined as any of the following events or conditions without the executive officer’s written consent: (i) a ten percent (10%) or greater decrease in the executive officer’s annual base salary (other than any across-the-board reductions applicable to similarly-situated employees); (ii) a material reduction of the executive officer’s duties or responsibilities with respect to the core aspects of his or her job, relative to such duties or responsibilities in effect immediately prior to such reduction; provided, however, that the following shall not constitute Good Reason: (A) a reduction in such duties or responsibilities solely by virtue of (1) the Company ceasing to be a publicly traded company, (2) the Merger or (3) the Company becoming a subsidiary (as, for example, when such duties and responsibilities for the business of the Company remain materially the same following the Merger but such duties and responsibilities do not extend to Parent and its other subsidiaries); (B) a change in the executive officer’s title or reporting duties made on account of the Merger; or (C) a reduction in the executive officer’s duties or responsibilities with respect to the non-core aspects of his or her job or (iii) a relocation of the executive officer’s principal place of employment to a place that increases his or her one-way commute by more than fifty (50) miles, except for required travel on Company business. If the executive officer desires to terminate employment for good reason, the executive officer must provide the Company with written notice no later than 30 days after such event or condition that the executive officer believes constitutes good reason occurs, specifying the alleged good reason event or condition. The Company will have 30 days to cure such event or condition (if curable), and the executive officer must terminate his or her services within 30 days after the end of such 30-day cure period if the Company has not cured such event or condition.

In addition to the Waiver Agreements, prior to or following the Closing Date, certain of our executive officers and directors may have discussions, or may enter into agreements with, Parent or its affiliates regarding individualized compensation arrangements with, or the right to purchase or participate in the equity of, Parent or one or more of its affiliates.

Voting and Support Agreements

As a condition to Parent’s willingness to enter into the Merger Agreement and as a material inducement in consideration therefor, concurrently with the execution and delivery of the Merger Agreement, the Supporting Shareholders, who collectively hold approximately 58% of the outstanding Company Shares as of the date of the Merger Agreement, have each entered into a Support Agreement, pursuant to which, among other things, each Supporting Shareholder has agreed, subject to the terms thereof, to vote all Company Shares owned by such Supporting Shareholder in favor of the approval and adoption of the Merger Agreement, the Merger and the other Transactions and against any action, proposal, transaction or agreement that would prevent, impede or delay the consummation of the Transactions. The obligations of the Supporting Shareholders terminate under certain circumstances, including if the Merger Agreement is terminated.

A form of the Support Agreement is attached as Annex C to this proxy statement.

Financing of the Merger

  The Merger is not conditioned upon Parent’s receipt of proceeds of any outside financing. Parent has represented to the Company that it and its subsidiaries, on a consolidated basis, have the financial capacity to pay and perform its obligations under the Merger Agreement, and that, at the Closing, Parent will have access to all funds necessary for Parent to fulfill its obligations under the Merger Agreement, including as necessary to consummate the Merger.

Closing and Effective Time

The Closing will take place as soon as practicable and by no later than the fourth business day after the satisfaction or waiver (to the extent permitted by law or under the Merger Agreement) of the last to be satisfied or waived of the conditions to Closing set forth in the Merger Agreement (as described under the caption “The Merger Agreement—Conditions to the Closing of the Merger”), other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted by law or under the Merger Agreement) of such conditions at the Closing, or such other date mutually agreed upon in writing by the Company and Parent. As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub will deliver to the Companies Registrar a notice of the contemplated Merger and the proposed date on which the Companies Registrar is requested to issue the Certificate of Merger after notice that the Closing has occurred is served to the Companies Registrar, which the Company, Parent and Merger Sub shall deliver on the Closing Date. The Merger will become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL, which will be deemed to be the Effective Time.

No Appraisal Rights

Under Israeli law, holders of Company Shares are not entitled to statutory appraisal rights in connection with the Merger.

U.S. Federal and Israeli Income Tax Consequences of the Merger

Tax matters are very complicated, and the tax consequences of the Merger to you will depend on your particular situation. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the receipt of cash in exchange for your Company Shares pursuant to the Merger. You are encouraged to consult your own tax advisor regarding the specific tax consequences of the Merger to you, including tax return reporting requirements, the applicability of U.S. federal, state, local, Israeli and other non‑U.S. tax laws and the effect of any proposed change in such tax laws.

U.S. Federal Income Tax Consequences

The following discussion is a summary of certain material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below).

This discussion is based on the Code, the Treasury Regulations promulgated thereunder (“Treasury Regulations”), published guidance of the U.S. Internal Revenue Service (the “IRS”) and court decisions, in each case, all as currently in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Any such change or different interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described in this discussion. No advance ruling has been or will be sought from the IRS regarding any matter discussed below.

The following discussion assumes that the Merger will be consummated as described in this proxy statement and applies only to U.S. Holders that hold their Company Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such U.S. Holder’s personal circumstances, including any tax consequences relating to the Medicare contribution tax on net investment income or the alternative minimum tax, or to any U.S. Holders subject to special treatment under the Code, including, without limitation:

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts and regulated investment companies;

•	brokers, dealers or traders in securities;

•	tax-exempt organizations, governmental agencies, instrumentalities or other governmental organizations and pension funds;

•	dealers or brokers in securities or foreign currency;

•	tax‑qualified retirement plans;

•	corporations that accumulate earnings to avoid U.S. federal income tax (and investors therein);

•	persons whose functional currency is not the U.S. dollar;

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons who hold their Company Shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction or integrated investment;

•	persons who purchase or sell their Company Shares as part of a wash sale for tax purposes;

•	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass-through entities (and investors therein);

•	persons who hold their Company Shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside of the United States;

•	persons required to accelerate the recognition of any item of gross income with respect to their Company Shares as a result of such income being recognized on an applicable financial statement;

•	persons who own or have owned (directly, indirectly or through attribution) more than 5% of the voting power or value of all Company Shares;

•	persons who received their Company Shares pursuant to the exercise of employee stock options or other compensation arrangements; and

•	persons who own an equity interest in Parent following the Merger.

This discussion also does not address any considerations under the U.S. federal tax laws other than those pertaining to the income tax, nor does it address any state, local or non‑U.S. tax considerations. We do not intend to seek any rulings from the IRS with respect to the Merger, and there can be no assurance that the IRS will not take a position contrary to the tax consequences described herein or that such a contrary position would not be sustained by a court.

If a partnership, including any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds Company Shares, the U.S. federal income tax treatment of a partner (including for this purpose an investor treated as a partner) in the partnership will generally depend upon the status of the partner, the activities of the partner and the partnership and certain determinations made at the partner level. Accordingly, a holder that is a partnership for U.S. federal income tax purposes and the partners in such partnership are urged to consult their tax advisors about the U.S. federal income tax consequences of the Merger and of the ownership and disposition of Company Shares.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Company Shares that for U.S. federal income tax purposes is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the United States and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

THIS DISCUSSION IS NOT TAX ADVICE. HOLDERS OF COMPANY SHARES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER U.S. FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL OR NON‑U.S. TAX LAWS OR ANY APPLICABLE TAX TREATY.

HOLDERS OF COMPANY SHARES WHO ARE NOT U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE STATE, LOCAL OR NON‑U.S. TAX CONSEQUENCES OF THE MERGER.

The receipt by a U.S. Holder of cash in exchange for Company Shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash it receives pursuant to the Merger and its aggregate adjusted tax basis in the Company Shares that it exchanges for such cash. A U.S. Holder’s aggregate adjusted tax basis in such Company Shares will generally equal the amount that such U.S. Holder paid for such Company Shares.

Any gain or loss recognized by a U.S. Holder generally would be long‑term capital gain or loss if the Company Shares surrendered were held for more than one year as of the effective date of the Merger and would be short‑term capital gain or loss if the Company Shares surrendered were held for one year or less as of the effective date of the Merger. A reduced tax rate generally applies to long‑term capital gain of a non‑corporate U.S. Holder (including individuals). The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of Company Shares at different times or at different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Company Shares (generally, shares acquired at the same cost in a single transaction).

The foregoing discussion regarding gain or loss recognized by a U.S. Holder as a result of the Merger assumes that the Company is not currently, and has not been, a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes during such U.S. Holder’s holding period for the Company Shares exchanged pursuant to the Merger.

Special and adverse U.S. tax rules apply to a U.S. Holder that holds an interest in a PFIC. In general, a non‑U.S. corporation is treated as a PFIC for any taxable year if either: (a) at least 75% of its gross income for such year is passive income or (b) at least 50% of the value of its assets (based on a quarterly average) is attributable to assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from commodities and securities transactions. In determining whether a non‑U.S. corporation is a PFIC, a proportionate share of the assets and income of each corporation in which it owns, directly or indirectly, at least 25% interest (by value) is taken into account. Under the PFIC rules, if a non‑U.S. corporation were considered a PFIC at any time during which a holder held shares in such non‑U.S. corporation, then the non‑U.S. corporation would (absent certain elections) generally continue to be treated as a PFIC for all subsequent years with respect to such holder’s shares regardless of whether such non‑U.S. corporation continues to meet the tests noted above in any subsequent taxable year.

A non-U.S. corporation’s PFIC status is determined annually after the close of each taxable year. Based on the historical composition of the Company’s income, assets, and operations, the Company believes that it was not a PFIC for any completed taxable year, and the Company does not expect to be treated as a PFIC for the current taxable year. However, given that the annual PFIC determination is fundamentally factual in nature and is based on the application of complex U.S. federal income tax rules, which are subject to different interpretations, there can be no assurance that the Company was not or will not be classified as a PFIC for one or more of such taxable years.

If the Company were a PFIC in the current taxable year or in any prior taxable year in which a U.S. Holder has held Company Shares, then such U.S. Holder generally would be subject to special and adverse U.S. federal income tax consequences with respect to gain recognized on any sale or exchange of such shares, including an exchange of such shares pursuant to the Merger, unless such U.S. Holder has in effect certain elections, such as the mark‑to‑market election.

The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders should consult their own tax advisors concerning whether the Company is or has been a PFIC for any taxable year during which such U.S. Holder has owned Company Shares, the availability of any applicable elections to such U.S. Holder and the tax consequences of exchanging Company Shares pursuant to the Merger.

U.S. Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding in respect of the payment of cash in exchange for Company Shares pursuant to the Merger. Backup withholding will not apply if such U.S. Holder furnishes a properly completed and executed IRS Form W‑9, or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. Each holder should consult such holder’s tax advisor regarding the information reporting and backup withholding tax rules.

Israeli Tax Consequences

The following is a summary discussion of certain material Israeli tax considerations in connection with the Merger. The following summary is presented for general information purposes only and should not be conceived as tax advice to any particular holder of Company Shares. This summary is based upon current Israeli tax law. No assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Company Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

In general, under the Israeli Income Tax Ordinance (New Version) 1961, as amended (the “Ordinance”), the disposition of shares of an Israeli company is deemed to be a sale of a capital asset. The Ordinance generally imposes a capital gains tax on the sale of capital assets by an Israeli resident, and on the sale of such assets by a non‑Israel resident if those assets are (a) located in Israel, (b) shares or a right to a share in an Israeli resident company, or (c) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available under the Israeli tax rules or if a treaty for the prevention of double taxation between Israel and the transferor’s country of residence provides otherwise (subject to the receipt in advance of a valid certificate from the ITA allowing for an exemption).

Under the Ordinance and regulations promulgated thereunder, the tax rate applicable to real capital gains (after adjustment for inflation surplus, as discussed below) derived from the disposition of Company Shares in the Merger is 25% for individuals, unless such shareholder claims a deduction for certain financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such individual is considered a “Significant Shareholder” at the time of the disposition or at any time during the 12‑month period preceding such disposition, i.e., such shareholder holds directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, at least 10% of any means of control (including, among other things, the right to receive profits of the Company, voting rights, the right to receive the Company’s liquidation assets and the right to appoint a director or an executive officer) in the Company, the tax rate will be 30%. Certain attribution rules apply in determining a status of a “Significant Shareholder” including with respect to holders of Company Shares who are relatives, or holders who are not relatives but who have an agreement regarding regular direct or indirect cooperation on substantive matters relating to the Company. Israeli law distinguishes between real capital gain and inflationary surplus. The inflationary surplus is generally exempt from tax. Please consult with your own tax advisor as to the method you should use to determine the inflationary surplus. The real capital gain is the excess of the total capital gain over the inflationary surplus. Real capital gains derived by Israeli companies are generally taxed at the ordinary corporate tax rate (the ordinary corporate tax rate is currently 23%). The foregoing tax rates will not apply to individual shareholder dealing in securities or to an individual shareholder for whom such income is otherwise taxable as ordinary business income, currently, 23% for companies and a marginal tax rate of up to 47% for individuals. An additional tax of 3% is imposed on individuals (whether Israeli residents or non-Israeli residents) whose annual taxable income from all sources, regardless of classification, exceeds a certain threshold (NIS 721,560 for 2024). The additional 3% tax is imposed on any amount which exceeds that threshold.

Under the Treaty, Israeli capital gains tax generally will not apply to the disposition of shares of an Israeli company by a U.S. shareholder who is entitled to claim the benefits afforded to such a resident by the Treaty (a “U.S. Treaty Resident”) and holds the shares as a capital asset. However, such exemption will not apply if (a) the U.S. Treaty Resident has held, directly or indirectly, shares representing 10% or more of the voting power in the Company during any part of the 12‑month period preceding the disposition, subject to specified conditions, (b) the capital gains from such disposition may be attributed to a permanent establishment that such U.S. Treaty Resident maintained in Israel, (c) the seller, being an individual, is present in Israel for a period or periods of 183 days or more in the aggregate during the relevant taxable year, (d) the capital gains arising from such sale, exchange or disposition is attributed to real estate located in Israel, or (e) the capital gains arising from such sale, exchange or disposition is attributed to royalties. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the Treaty, a U.S. Treaty Resident would generally be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. Eligibility to benefit from tax treaties is conditioned upon the holder of Company Shares presenting a valid certificate from the ITA providing for such an exemption prior to the applicable payment for such shares.

Other countries are party to tax treaties with Israel that, subject to the provisions of those treaties, may exempt a non-Israeli resident shareholder from Israeli tax. You are urged to consult with your own tax advisor regarding the applicability of these tax treaties to you and your receipt of merger consideration.

In addition, Israeli law generally exempts non‑residents of Israel (whether an individual or a corporation) from Israeli capital gains tax on the sale of shares traded on the TASE or on a regulated market outside of Israel, such as the Nasdaq, provided, among other things, that (a) the shares were acquired after the date on which these shares were registered for trading, (b) such gains were not derived from a permanent business or business activity that the non‑Israeli resident maintains in Israel and (c) for shares traded on a stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745‑1985. These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. Nevertheless, a non‑Israeli “body of persons” (as defined in the Ordinance, which includes corporations, partnerships and other entities) will not be entitled to the foregoing exemptions if Israeli residents (x) have a controlling interest of more than 25% in such non‑Israeli body of persons or (y) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non‑Israeli body of persons, whether directly or indirectly. Company shareholders who acquired their Company Shares prior to June 16, 2021 (the date on which the Company listed its shares on the Nasdaq) and who do not qualify for an exemption from Israeli capital gains tax under the Ordinance or an applicable tax treaty to which the State of Israel is a party, including the Treaty (which exemption requires the receipt in advance of a valid certificate from the ITA providing for such an exemption), may be subject to Israeli capital gains tax on the disposition of their Company Shares in the Merger. Such shareholders should consult their own tax advisors regarding the tax consequences of the Merger to them.

As contemplated in the Merger Agreement, Parent and the Company have agreed to file requests for certain tax rulings from the ITA, requesting, among other things, as follows:

•
The first request (the “Withholding Tax Ruling”) will ask that the ITA either exempt Parent, the Exchange Agent and the Surviving Company (and their respective agents) from the obligation to withhold Israeli tax at source from the per share merger consideration or provide detailed instructions on how such withholding at source is to be executed in connection with the Merger. In addition, the request will ask that non-Israeli shareholders who purchased their Company Shares on or after June 16, 2021 (the date on which the Company listed its shares on Nasdaq) and hold less than 5% of the outstanding Company Shares will be exempt from withholding to the extent that such shareholders will provide the Exchange Agent with certain declarations and documents regarding their non-Israeli residency and the date on which the Company Shares were purchased. Such request will also ask that the ITA provide a process for exempting non-Israeli holders of options, RSUs and PSUs from Israeli withholding tax. Regardless of whether we obtain the Withholding Tax Ruling from the ITA, any holder of Company Shares who believes that it is entitled to an exemption (or a reduced tax rate) may separately apply to the ITA to obtain a certificate of exemption from withholding or an individual tax ruling providing an exemption from withholding or withholding at a reduced rate, and submit such certificate of exemption or ruling to the Exchange Agent at least three business days prior to the date that is 365 days following the Closing Date. If Parent or the Exchange Agent receives a valid exemption certificate or tax ruling (in form and substance reasonably satisfactory to Parent and the Exchange Agent) at least three business days prior to the date that is 365 days following the Closing Date, then the withholding (if any) of any amounts under the Ordinance, from the per share merger consideration shall be made in accordance with the provisions of such tax certificate or tax ruling.

•
The second request (the “Options Tax Ruling”) will ask that the ITA confirms, among other things, that (i) the cancellation and exchange of the Section 102 Awards and the conversion of the Section 102 Shares pursuant to the terms of the Merger Agreement shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the consideration payable with respect to such awards is deposited with the 102 Trustee until the end of the respective holding period, and released only after the lapse of the requisite holding period, and after the applicable Israeli Tax will be withheld  by the 102 Trustee; and (ii) Parent and anyone acting on its behalf shall be exempt from withholding of tax in relation to any payments made to the 102 Trustee with respect to shares and employee equity awards which are subject to the trustee arrangement pursuant to Section 102 of the Ordinance or awards that are subject to Section 3(i) of the Ordinance. If the Options Tax Ruling is not obtained prior to the Closing or in accordance with the instructions of the ITA, the Company will seek to obtain an interim tax ruling (the “Interim Options Tax Ruling”) confirming, among other things, that Parent and anyone acting on its behalf shall be exempt from withholding Israeli tax in relation to any payment made to the Exchange Agent, the 102 Trustee or the Company in respect to Company Options, Section 102 Shares or Company RSU Awards (whether or not subject to Section 102 of the Ordinance). If neither the Options Tax Ruling nor the Interim Options Tax Ruling is obtained, holders of Section 102 Awards (and shares issued upon exercise of Section 102 Awards) will be subject to Israeli tax withholding on the gross merger consideration at the fixed rate of 25% or at such holders’ marginal tax rates under Israeli law for ordinary income, and may be also subject to withholding for national insurance contributions and surtax, depending on the specific circumstances of such holders and the terms and the timing of the grants of the Section 102 Awards to such holders.

The Company cannot assure you that such rulings will be granted before the Closing or at all or that, if obtained, such rulings will be granted under the conditions requested by us.

The Israeli tax rulings described above may not be obtained or may contain such provisions, terms and conditions as the ITA may prescribe, which may be different from those detailed above. Certain categories of shareholders, such as holders of 5% or more of the outstanding Ordinary Shares of the Company, are expected to be excluded from the scope of any eventual ruling granted by the ITA, and the final determination of the type of holders of Company Shares who will be included in such categories will be based on the outcome of the discussions with the ITA.

Regulatory Approvals Required for the Merger and Other Regulatory Filings

The Company, Parent and Merger Sub have each agreed to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to cause the conditions to the Closing to be satisfied as promptly as reasonably practicable (and in any event no later than the Outside Date) and to consummate and make effective the Transactions, including the Merger, as soon as practicable after the date of the Merger Agreement. These reasonable best efforts include supplying any information that may be required or reasonably requested by the applicable governmental authorities and agreeing to take all lawful actions necessary to obtain all approvals and clearances of the Merger or the transactions contemplated by the Merger Agreement (provided, that Parent and its subsidiaries will not be obligated to (i) propose, negotiate, agree or commit to, effect or undertake (A) any action that materially limits the freedom of action with respect to the business conduct of, or the ability to operate any of the businesses, product lines or assets of, Parent or any of its subsidiaries, (B) any sale, divestiture, transfer, license, disposition or hold separate (through the establishment of a trust or otherwise) of any assets, properties or businesses of Parent or any of its subsidiaries or (C) any action that could, individually or in the aggregate, reasonably be anticipated to have a material adverse impact on the business or financial condition of Parent or any of its subsidiaries, including, following the Merger, the Surviving Company, or (ii) commence or participate in any lawsuit or other action, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Merger or any of the other Transactions).

The following is a summary of the material regulatory approvals required for completion of the Transactions. There can be no assurance, however, if and when any of the approvals required to be obtained for the Transactions will be obtained or as to the conditions or limitations that such approvals may contain or impose.

Subject to certain exceptions as set forth in the Merger Agreement, the Company, Parent and Merger Sub each have agreed to use its reasonable best efforts to:

•	cause the expiration or termination of the applicable waiting period (or extension thereof) under the HSR Act;

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obtain the approval or clearance, waiver by the relevant governmental authorities in Cyprus, Germany, and, if required, the United Kingdom, with such approval, clearance or waiver remaining in effect and any waiting period related thereto having expired; and

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take all reasonable action and do all things necessary, proper or advisable to provide notice to the Investment Center within 30 days following the Closing Date (however, such notice is not a condition to the consummation of the Transactions).

In considering the various conditions that must be satisfied prior to the completion of the Merger, the Company specifically considered the various regulatory filings and approvals that would be necessary to complete the Merger, including receipt of the regulatory approvals referred to below. The Company and Parent have agreed to work towards receipt of all required regulatory approvals.

HSR Act and U.S. Antitrust Matters

Under the HSR Act and the rules promulgated thereunder, certain transactions exceeding the applicable thresholds require notification to the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”) and expiration or termination of the applicable waiting period before the transaction can be consummated, unless an exemption applies. Parent has determined that notification of the Merger to the FTC and DOJ under the HSR Act is required because the Merger exceeds the applicable thresholds and no exemption applies.

At any time before or after consummation of the Merger, even in the event of termination of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary under the applicable statutes, including seeking to enjoin the completion of the Merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the Merger, even in the event of termination of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary. Such action could include seeking to enjoin the completion of the Merger or seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

Israeli Approvals

Israeli Companies Registrar

Each of the Company and Merger Sub is required to file with the Companies Registrar a merger proposal setting forth specified details with respect to the Merger, within three days of calling the meeting to approve the Merger.

After the vote of the Company’s shareholders, each of the Company and Merger Sub must file a notice with the Companies Registrar regarding the approval of the Merger by the Company’s shareholders no later than three days after the date on which such approval is received.

A notification of the Merger must be sent to the secured creditors of each merging company within three days after the merger proposal is filed with the Companies Registrar, and, within four business days of such filing, known substantial creditors must be informed individually by registered mail of such filing and where the merger proposal can be reviewed. Non-secured creditors must be informed of the Merger by publication in two daily Hebrew newspapers in Israel on the day that the merger proposal is submitted to the Companies Registrar and, with respect to the Company, in one daily newspaper in New York within three business days of the date that the merger proposal is filed with the Companies Registrar. Both merging companies will notify the Companies Registrar of the notices given to their respective creditors.

In addition, pursuant to the Companies Law, because we employ more than 50 employees, we must provide to the workers’ council a copy of the publication placed in the newspapers or post a copy of the publication placed in the newspapers in a prominent location in the workplace within three business days after the merger proposal is filed with the Companies Registrar. We intend to satisfy such requirement by posting a copy of the publication in a prominent location in our offices.

Assuming that the shareholders of the Company approve the Merger Proposal (and all the other conditions set forth in the Merger Agreement have been satisfied) and that all of the statutory procedures and requirements have been complied with, including the submission of all required approvals to the Companies Registrar, and so long as at least 30 days have elapsed after the approval of the Merger Agreement, the Merger and the other Transactions by the Company’s shareholders and at least 50 days have passed from the date of the filing of the merger proposal with the Companies Registrar, the Merger will become effective upon the issuance of a certificate of merger following a request by the Company and Merger Sub, and upon request the Companies Registrar will be required to register the Merger in the Companies Registrar.

Israeli Tax Rulings

Parent and the Company have agreed to request certain rulings from the ITA. For more information, please refer to the section of this proxy statement captioned “The Merger—U.S. Federal and Israeli Income Tax Consequences of the Merger—Israeli Tax Consequences.”

Israeli Innovation Authority

In addition, due to the funding the Company received from the Israeli Innovation Authority (“IIA”), pursuant to the provisions of the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 1984 (the “Innovation Law”), promptly following the closing of the Merger, the Surviving Company must file a notice to the IIA to inform the IIA of the change of ownership of the Company to be effected by the Merger and provide a signed undertaking (as required under the Innovation Law) to the IIA in a customary form pursuant to which Parent agrees to be bound by and to comply with the provisions of the Innovation Law. Parent agreed under the Merger Agreement to cause the Surviving Company to deliver the notice and undertaking to the IIA promptly following the Closing Date. The filing of the IIA notice is not a condition to completion of the Merger.

Other Regulatory Approvals

One or more governmental agencies may impose a condition, restriction, qualification, requirement or limitation when it grants the necessary approvals and consents to the consummation of the Merger. Third parties may also seek to intervene in the regulatory process or litigate to enjoin or overturn regulatory approvals, any of which actions could significantly impede or even preclude obtaining required regulatory approvals. There is currently no way to predict how long it will take to obtain all of the required regulatory approvals or whether such approvals will ultimately be obtained and there may be a substantial period of time between the approval by shareholders and the completion of the Merger. Although we expect that all required regulatory clearances and approvals will be obtained, we cannot assure you that these regulatory clearances and approvals will be timely obtained, obtained at all or that the granting of these regulatory clearances and approvals will not involve the imposition of additional conditions on the completion of the Merger, including the requirement to divest assets, or require changes to the terms of the Merger Agreement. These conditions or changes could result in the conditions to the Merger not being satisfied.

After the Closing, a foreign direct investment notification will be submitted to the competent authority in Japan, noting that it is the understanding of the parties to the Merger Agreement that the Transactions will not lead to a substantive review of such authority and that the making of such notification will serve only a statistical purpose.

THE MERGER AGREEMENT

Explanatory Note Regarding the Merger Agreement

The following summary describes the material provisions of the Merger Agreement. The descriptions of the Merger Agreement in this summary and elsewhere in this proxy statement are not complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached to this proxy statement as Annex A and incorporated into this proxy statement by reference. We encourage you to read the Merger Agreement carefully and in its entirety because this summary may not contain all the information about the Merger Agreement that is important to you. The rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information contained in this proxy statement. Capitalized terms used in this section, but not defined in this proxy statement have the meanings ascribed to them in the Merger Agreement.

The representations, warranties, covenants and agreements described below and included in the Merger Agreement (1) were made only for purposes of the Merger Agreement and as of specific dates; (2) were made solely for the benefit of the parties to the Merger Agreement; and (3) may be subject to important qualifications, limitations and supplemental information agreed to by the parties to the Merger Agreement in connection with negotiating the terms of the Merger Agreement. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to reports and documents filed with the SEC (or furnished by the Company to the SEC) and in some cases were qualified by confidential matters disclosed to Parent and Merger Sub by the Company in connection with the Merger Agreement. In addition, the representations and warranties may have been included in the Merger Agreement for the purpose of allocating contractual risk between the Company, Parent and Merger Sub rather than to establish matters as facts, and may be subject to standards of materiality applicable to such parties that differ from those applicable to investors. Shareholders should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or Merger Sub or any of their respective affiliates or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement. In addition, you should not rely on the covenants in the Merger Agreement as actual limitations on the respective businesses of the Company, Parent and Merger Sub because the parties may take certain actions that are either expressly permitted in the Company Disclosure Letter or as otherwise consented to by the appropriate party, which consent may be given without prior notice to the public. This summary of the Merger Agreement is intended only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding the Company, Parent, Merger Sub or their respective businesses. Accordingly, the representations, warranties, covenants and other agreements in the Merger Agreement should not be read alone, and you should read the information provided elsewhere in this document and in our filings with the SEC regarding the Company and our business, including the Company’s Annual Report on Form 20‑F for the year ended December 31, 2023, which is incorporated herein by reference.

Effects of the Merger; Directors and Officers; Articles of Association

The Merger Agreement provides that, upon the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, and in accordance with the ICL, at the Effective Time, (a) Merger Sub will be merged with and into the Company, the separate existence of Merger Sub will cease and the Company will continue as the Surviving Company and become a wholly owned subsidiary of Parent, (b) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Company, (c) all debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Company by way of universal succession, and (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) will continue unaffected by the Merger in accordance with the ICL.

At the Effective Time, the directors of Merger Sub immediately before the Effective Time will become the directors of the Surviving Company, until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of association of the Surviving Company. At the Effective Time, the individuals designated by Parent prior to the Closing Date will become the officers of the Surviving Company, until their respective successors have been duly appointed, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of association of the Surviving Company.

At the Effective Time, the articles of association of Merger Sub, as in effect immediately prior to the Effective Time, will be the articles of association of the Surviving Company, until such articles of association are thereafter duly changed or amended as provided therein or by applicable law.

Closing and Effective Time

The Closing Date will take place as soon as practicable and by no later than the fourth business day after the satisfaction or waiver (to the extent permitted by law or under the Merger Agreement) of the last to be satisfied or waived of the conditions to Closing set forth in the Merger Agreement (as described under the caption “The Merger Agreement—Conditions to the Closing of the Merger”), other than any such conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver (to the extent permitted by law or under the Merger Agreement) of such conditions at the Closing, or such other date mutually agreed upon in writing by the Company and Parent.

As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub will deliver to the Companies Registrar a notice of the contemplated Merger and the proposed date on which the Companies Registrar is requested to issue the Certificate of Merger after notice that the Closing has occurred is served to the Companies Registrar, which the Company, Parent and Merger Sub will deliver on the Closing Date. The Merger will become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL, which will be deemed to be the Effective Time.

Merger Consideration

At the Effective Time, each Company Share issued and outstanding immediately prior to the Effective Time (other than Company Shares represented by Excluded Shares) will be cancelled in exchange for the right to receive the per share merger consideration (which is $14.00 per share in cash, without interest, subject to adjustment under the Merger Agreement and less any applicable withholding taxes). From and after the Effective Time, the holders of all Company Shares (other than Company Shares represented by Excluded Shares) issued and outstanding immediately prior to the Effective Time (including all uncertificated Company Shares represented by book-entry form and each certificate that, immediately prior to the Effective Time, represented any such Company Shares) will cease to have any rights with respect thereto, except the right to receive the per share merger consideration to such Company Shares and the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time.

Treatment of Company Equity Awards

Company Options

At the Effective Time, each Company Option, to the extent outstanding, vested and unexercised as of immediately prior to the Effective Time, will be cancelled and converted into the right to receive from the Surviving Company (except for consideration paid with respect to vested options that are Section 102 Awards and Section 3(i) Awards, which will be paid through the 102 Trustee) a cash amount equal to the product of (a) the number of Company Shares subject to such vested Company Option, multiplied by (b) the excess, if any, of the per share merger consideration over the applicable per share exercise price for such vested Company Option.

At the Effective Time, each Unvested Cashed-Out Company Option will be cancelled and converted into the right to receive from the Surviving Company (except for consideration paid with respect to Unvested Cashed-Out Company Options that are Section 102 Awards and Section 3(i) Awards, which will be paid through the 102 Trustee) per Company Share subject to such Unvested Cashed-Out Company Option a cash amount equal to the excess, if any, of the per share merger consideration over the applicable per share exercise price for such Unvested Cashed-Out Company Option, which will be payable subject to the same vesting terms that applied to such Unvested Cashed-Out Company Option immediately prior to the Effective Time (except that Parent may, in its sole discretion, adjust the original vesting dates scheduled to occur following the Effective Time to align with the next March 10, June 10, September 10 and December 10 date following each such original vesting date).

At the Effective Time, each Company Option that is outstanding and unvested as of immediately prior to the Effective Time and held by an individual who is not a continuing employee or continuing service provider, and each Company Option that has a per share exercise price that is equal to or greater than the per share merger consideration, in each case, will be cancelled without consideration therefor.

Any payments made with respect to Company Options will be subject to all applicable tax withholding requirements under applicable law and any tax ruling, if obtained.

Company RSU Awards

At the Effective Time, each Company RSU Award that is outstanding, vested and unsettled as of the Effective Time will be cancelled and converted into the right to receive from the Surviving Company (except for consideration paid with respect to vested Company RSU Awards that are Section 102 Awards and Section 3(i) Awards, which will be paid through the 102 Trustee) a cash amount equal to the product of (a) the number of Company Shares subject to such vested Company RSU Award and (b) the per share merger consideration.

At the Effective Time, each Unvested Company RSU Award held by a continuing employee or continuing service provider (other than an Israeli RSU Award  will be assumed by Parent and converted into an Assumed RSU Award covering a number of ordinary shares of Parent, rounded down to the nearest whole share, determined by multiplying (a) the number of Company Shares that were subject to such Unvested Company RSU Award by (b) the quotient of (i) the per share merger consideration divided by (ii) the Parent Share Price , subject to the PSU Award Treatment (as defined below), if applicable, which Assumed RSU Award may be settled in cash at the sole discretion of Parent.

At the Effective Time, each Unvested Company RSU Award held by a continuing employee or continuing service provider that is an Israeli RSU Award will be cancelled and converted into the right to receive through the 102 Trustee a cash amount per Company Share subject to such Unvested Company RSU Award equal to the per share merger consideration, subject to the PSU Award Treatment (as defined below), if applicable.

Each Assumed RSU Award (or right to receive cash described above in respect of an Israeli RSU Award) will be subject to substantially the same terms and conditions as were applicable to such Unvested Company RSU Award immediately prior to the Effective Time, including, without limitation, any service-based vesting terms, except (i) for terms rendered inoperative by reason of the Transactions contemplated by the Merger Agreement (including the Merger) as determined by Parent in its sole and reasonable discretion, (ii) that with respect to any Unvested Company RSU Award that is subject to performance-based vesting criteria, no performance-based vesting metrics or criteria shall apply from and after the Effective Time, other than (x) forfeiture terms for awards not subject to, or no longer subject to, service-based vesting conditions and (y) any recoupment provisions and (iii) Parent may, in its sole discretion, adjust the original vesting dates scheduled to occur following the Effective Time to align with the next March 10, June 10, September 10 and December 10 date following each such original vesting date.

At the Effective Time, each Unvested Company RSU Award that is held by an individual who is not a continuing employee or continuing service provider will be cancelled without consideration therefor.

Any payments made with respect to Company RSU Awards will be subject to all applicable tax withholding requirements under applicable law and any tax ruling, if obtained.

PSU Award Treatment

At the Effective Time, each Unvested Company RSU Award held by a continuing employee or continuing service provider that remains subject to performance-based vesting criteria in respect of a performance period that has not ended as of immediately prior to the Effective Time (each, an “Unvested Company PSU Award”) will be assumed and converted into an Assumed RSU Award (or cancelled and converted to the right to receive cash as described above, if such Unvested Company PSU Award is an Israeli RSU Award) based on target achievement of the applicable performance-based vesting criteria (or, to the extent that the terms of the Unvested Company PSU Award require performance to be deemed achieved at a lower level of performance achievement upon the consummation of the Merger, such lower level of achievement) (the “Open Performance Period Treatment”); provided, that, for the avoidance of doubt, and notwithstanding anything to the contrary set forth in the applicable award agreement, plan document or any other agreement or arrangement, if any performance-based vesting criteria applicable to a Company RSU Award has been achieved below target in respect of a performance period that has ended prior to the Effective Time (“Actual Achievement Level”), such performance-based vesting criteria will be deemed achieved at the Actual Achievement Level and the portion of the Company RSU Award to which such achieved performance-based vesting criteria applied shall be assumed based on the performance-based vesting criteria being achieved at the Actual Achievement Level (and such portion of such Company RSU Award shall under no circumstances be deemed earned at target) (the “Actual Achievement Treatment” and, together with the Open Performance Period Treatment, the “PSU Award Treatment”).

Company ESPP

Prior to the Effective Time and contingent upon the occurrence of the closing of the Merger, the Company will terminate the Company ESPP effective as of immediately prior to the Effective Time and provide, with respect to the offering or purchase period (if any) under the Company ESPP that is in effect on the date of the Merger Agreement, that all outstanding purchase rights outstanding under the Company ESPP will be automatically exercised on a date no later than ten days prior to the Closing Date in accordance with the terms of the Company ESPP. In addition, with respect to the Company ESPP, (i) no new offering or purchase periods shall commence after the date of the Merger Agreement, (ii) no new participants shall be permitted after the date of the Merger Agreement and (iii) existing participants shall be restricted from increasing their payroll deduction elections in effect as of the date of the Merger Agreement.

Grants of Company Equity Awards Pending the Merger

During the period of time between June 4, 2024 (which is the date of the signing of the Merger Agreement) and the earlier of the Effective Time and the termination of the Merger Agreement, the Board and/or its compensation committee may grant service-vesting Company RSU Awards covering a total of up to 476,000 shares to newly hired employees and recently promoted employees in the ordinary course of business and consistent with past practice, in each case, vesting 25% on the first anniversary of the date of grant and quarterly thereafter over 12 quarters (with no vesting acceleration provisions). If the Merger is not consummated on or prior to September 30, 2024, the Board and/or its compensation committee may grant additional service-vesting Company RSU Awards covering a total of up to an additional 476,000 shares to newly hired employees and recently promoted employees in the ordinary course of business and consistent with past practice, in each case, vesting 25% on the first anniversary of the date of grant and quarterly thereafter over 12 quarters (with no vesting acceleration provisions).

The Company may grant annual Company Equity Awards to non-employee directors at the first quarterly meeting of the board of directors of the Company following the Company’s annual general meeting of shareholders (or, in the case of Michele Bettencourt, on the date of the Company’s annual general meeting of the shareholders) in accordance with, and solely to the extent required by the applicable compensation policies and/or arrangements applicable to the Company’s non-employee directors.

Notwithstanding the foregoing, the total number of Company Equity Awards granted by the Company on and after March 31, 2024 (including all Company Equity Awards granted on May 30, 2024 and the Adika RSUs) may not exceed (i) 3,455,000 in the aggregate if closing of the Merger occurs on or prior to September 30, 2024 and (ii) 3,931,000 if closing of the Merger occurs after September 30, 2024.

Exchange and Payment Procedures

Prior to the Effective Time (but in no event later than five business days prior to the Closing Date), Parent will designate (i) a bank or trust company reasonably acceptable to the Company to act as the Exchange Agent in connection with the payment and delivery of the per share merger consideration and (ii) in connection with the provisions of the Withholding Tax Ruling, an Israeli information and withholding agent reasonably acceptable to the Company (the “Israeli Withholding Agent”) to assist in reviewing any requisite residency certificate and/or other declarations and supporting documents for Israeli tax withholding purposes and/or a Valid Tax Certificate and, in connection therewith, shall enter into agreements with the Exchange Agent and the Israeli Withholding Agent in a form reasonably satisfactory the Company. Prior to or at the Effective Time, Parent or Merger Sub will deposit, or cause to be deposited, with the Exchange Agent, cash in immediately available funds in an amount sufficient to pay the aggregate amount of merger consideration (other than consideration to be paid with respect to Section 102 Shares, which payment will be concurrently transferred directly to the 102 Trustee) (the “Exchange Fund”) for the sole benefit of the Company’s shareholders (other than the holders of Excluded Shares and Section 102 Shares) entitled to merger consideration at the Effective Time. On or prior to the Effective Time, Parent will cause the transfer of the aggregate merger consideration payable with respect to the Section 102 Shares to the 102 Trustee, on behalf of holders of Section 102 Shares, which will be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 and the Options Tax Ruling and/or the Interim Options Tax Ruling (as applicable), in each case, if obtained, and will be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 and the Options Tax Ruling and/or the Interim Options Tax Ruling (as applicable), in each case, if obtained.

As soon as reasonably practicable, and in any event within five business days after the Effective Time, Parent or the Surviving Company will direct the Exchange Agent to mail to each holder of record as of the Effective Time of a share certificate and whose Company Shares (other than Excluded Shares and the Section 102 Shares) were converted into the right to receive the per share merger consideration (i) a letter of transmittal and (ii) instructions advising shareholders how to surrender share certificates (or an affidavit of loss in lieu thereof) in exchange for payment of the per share merger consideration.

As soon as reasonably practicable, and in any event within five business days after the Effective Time, Parent or the Surviving Company will direct the Exchange Agent to mail to each holder of record as of the Effective Time of a share certificate or book-entry share and whose Company Shares (other than Excluded Shares and the Section 102 Shares) were converted into the right to receive the per share merger consideration a form of declaration for tax withholding purposes (or such other forms as are required under applicable tax laws) in which the beneficial owner of a Company Share provides certain information (and, if applicable, supporting documentation) necessary for Parent or the Exchange Agent or the Israeli Withholding Agent, as applicable, to determine whether any amounts need to be withheld from the consideration payable to such beneficial owner under the Merger Agreement pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling, if obtained, the Code or any provision of applicable law). Subject to the Withholding Tax ruling (if obtained), upon surrender of a share certificate (or an affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with such letter of transmittal and declaration for tax withholding purposes (including all required supporting documentation) and/or a Valid Tax Certificate (or such other forms as are required under applicable tax laws), in each case, duly completed and validly executed in accordance with the respective instructions thereto and such other documents as may be reasonably required pursuant to such instructions, the holder of such share certificate will be entitled to receive the per share merger consideration for each Company Share formerly represented by such share certificate. No holder of record of a book-entry share will be required to deliver a letter of transmittal or surrender such book-entry shares to the Exchange Agent, and in lieu thereof, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer and documentation as the Exchange Agent may reasonably request), the holder of such book-entry share shall be entitled to receive the per share merger consideration for each Company Share formerly represented by such book-entry share as soon as reasonably practicable, and in any event within five business days (subject to the delay of 365 days) following the later to occur of (x) the Effective Time and (y) the Exchange Agent’s receipt of a declaration for tax withholding purposes (including all required supporting documentation) and/or a Valid Tax Certificate (or such other forms as required under any applicable tax laws).

Unless otherwise determined in the Withholding Tax Ruling, if any funds deposited with the Exchange Agent are not disbursed or have disbursement pending only subject to the Exchange Agent’s routine administrative procedures within 12 months following the Effective Time, Parent will be entitled to require the Exchange Agent to deliver to it any such funds (including any interest received with respect thereto), and thereafter any holders of Company Shares (other than holders of Excluded Shares) who have not complied with the exchange procedures in the Merger Agreement will thereafter look only to the Surviving Company and Parent (subject to abandoned property, escheat or other similar laws) as general creditors for payment of the per share merger consideration upon due surrender of their share certificate or book-entry share, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Company, Parent, Merger Sub, or the Exchange Agent will be liable to any holder of a share certificate or a book-entry share for any per share merger consideration, dividends, or other amounts properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar applicable law.

The letter of transmittal will include instructions if a shareholder has lost a share certificate or if such certificate has been stolen or destroyed. In the event any share certificate is lost, stolen or destroyed, then, before such shareholder will be entitled to receive the per share merger consideration, such shareholder will have to provide an affidavit (in a form reasonably satisfactory to Parent and the Exchange Agent) of the loss, theft or destruction, and if required by Parent in its discretion and as a condition precedent to the issuance thereof, deliver a bond in such reasonable and customary amount as Parent may direct as indemnity against any claim that may be made against Parent, Merger Sub, or the Exchange Agent with respect to such certificate alleged to have been lost, stolen or destroyed.

Representations and Warranties

The Merger Agreement contains representations and warranties of the Company, Parent and Merger Sub. Some of the representations and warranties in the Merger Agreement made by the Company are qualified by “materiality” or “Company Material Adverse Effect”. For purposes of the Merger Agreement, “Company Material Adverse Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence (each an “Effect,” and collectively, “Effects”) that, individually or in the aggregate, (x) has had, or could be reasonably expected to have, a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its subsidiaries, taken as a whole, or (y) prevents or materially impairs or delays or would reasonably be expected to prevent or materially impair or delay the ability of the Company to consummate the Transactions or performance by the Company of any of its obligations under the Merger Agreement; provided, however, that adverse Effects arising out of, resulting from or attributable to the following will not constitute or be deemed to contribute, either individually or in the aggregate, to be a Company Material Adverse Effect, and will not otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or could reasonably be expected to occur:

•
changes or proposed changes in applicable laws, governmental policies (including changes in trade policies or the imposition of or changes in tariffs), GAAP or the interpretation or enforcement thereof;

•
changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial or commodities markets, including interest rates, exchange rates or fuel prices, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which the Company or its subsidiaries operate in the United States or globally;

•
changes in global or national political conditions or changes in such conditions or acts of war, sabotage or terrorism (including the outbreak or escalation of war (whether or not declared), military action, sabotage or acts of terrorism) or cyber attacks;

•
changes due to natural disasters, including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, changes in the weather and other force majeure events or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis;

•	actions or omissions required of the Company under the Merger Agreement or taken or not taken at the written request of, or with the written consent of, Parent or any of its affiliates;

•
the negotiation, execution, delivery, announcement, performance, compliance with, pendency or consummation of the Merger Agreement and the Transactions, including the identity of, or the effect of any fact or circumstance relating to, Parent or any of its affiliates or any communication by Parent or any of its affiliates regarding plans, proposals or projections with respect to the Company, its subsidiaries or their employees (including any impact on the relationship of the Company or its subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, lenders, employees or partners);

•	any action arising from allegations of breach of fiduciary duty or violation of law relating to the Merger Agreement or the Transactions;

•	changes in the trading price or trading volume of Company Shares or any suspension of trading;

•
any failure by the Company or any of its subsidiaries to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations; or

•	any breach, violation or non-performance of any provision of the Merger Agreement by Parent or any of its affiliates.

Notwithstanding the foregoing, to the extent the Effects described in any of the first four items described in the above bullet points disproportionately affects the Company and its subsidiaries, taken as a whole, in any material respect relative to other companies of comparable size in the same industries in which the Company and its subsidiaries operate, only the incremental disproportionate impact will be taken into account in determining whether there has been a Company Material Adverse Effect.

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Merger Sub that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:

•
due organization, valid existence, good standing (to the extent such concept is recognized under applicable law) and authority and qualification to conduct business with respect to the Company and its subsidiaries;

•	the Company’s subsidiaries;

•	the Company’s organizational documents;

•	the capital structure of the Company and its subsidiaries;

•
the absence of any contract relating to the voting of any of the Company’s or its subsidiaries’ securities and of any outstanding contractual obligations of the Company and its subsidiaries to acquire any of the Company’s or its subsidiaries’ securities;

•
the Company’s corporate power and authority to execute and deliver the Merger Agreement, perform and comply with its obligations under the Merger Agreement, and the enforceability of the Merger Agreement;

•	required consents, notices, approvals and regulatory filings and expirations of waiting periods in connection with the Merger Agreement and performance thereof;

•
the absence of any conflict with or violation of any organizational documents, existing contracts, or applicable laws to the Company or its subsidiaries or the resulting creation of any lien upon the Company’s assets due to the performance of the Merger Agreement and the consummation of the Transactions;

•
the Company’s and its subsidiaries’ compliance with laws, including applicable anti‑bribery and anti‑corruption laws, applicable customs and trade laws, and applicable laws relating to government contracts;

•	the Company’s and its subsidiaries’ possession of necessary permits and internal controls, policies and procedures;

•	the accuracy and timeliness of all documents required to be filed or furnished by the Company and its subsidiaries with the SEC;

•	the accuracy and completeness of the Company’s consolidated financial statements;

•	the Company’s internal accounting controls and procedures;

•	the Company’s disclosure controls and procedures;

•	the accuracy of information to be provided in this proxy statement;

•
the conduct of the business of the Company and its subsidiaries in the ordinary course of business consistent with past practice and the absence of a Company Material Adverse Effect, in each case since December 31, 2023;

•	the absence of litigation;

•	employee benefit plans;

•	labor and employment matters;

•	assets of the Company and its subsidiaries and the absence of certain liens thereon;

•	real property owned or leased by the Company and its subsidiaries;

•	trademarks, patents, copyrights and other intellectual property matters;

•	data protection and privacy matters;

•	tax matters;

•	environmental matters;

•	the existence and enforceability of specified categories of the Company’s and its subsidiaries’ material contracts and the violation or breach of or default thereunder;

•	compliance with Nasdaq listing criteria and the absence of listing on any stock exchange other than Nasdaq;

•	insurance matters;

•	payment of fees to brokers in connection with the Merger Agreement;

•	the inapplicability of anti-takeover statutes to the Merger;

•	absence of any transactions, relations or understandings between the Company or any of its subsidiaries and any affiliate or related person;

•	the necessary vote of shareholders in connection with the Merger Agreement; and

•	the rendering of Qatalyst’s fairness opinion to the Board.

Each of Parent and Merger Sub has made customary representations and warranties to the Company that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:

•	due organization, good standing and authority and qualification to conduct business with respect to Parent and Merger Sub;

•
Parent’s and Merger Sub’s corporate authority to execute and deliver the Merger Agreement, to perform and comply with each of its obligations under the Merger Agreement, to consummate the Transactions and the enforceability of the Merger Agreement;

•	the absence of any conflict with or violation of any organizational documents or applicable laws due to the performance of the Merger Agreement;

•	required consents, approvals and regulatory filings and termination or expiration of any waiting periods in connection with the Merger Agreement;

•	the absence of litigation;

•	accuracy of information supplied by Parent and Merger Sub for inclusion in this proxy statement;

•	no ownership of the Company’s share capital by Parent and Merger Sub;

•
the absence of any arrangement with any shareholders, directors, or officers of the Company relating to the Merger Agreement, the Merger or any other Transactions or the Surviving Company or any of its affiliates, businesses or operations (other than the Merger Agreement and the other documents delivered in connection therewith, including the Support Agreements);

•	matters with respect to Parent’s and Merger Sub’s sufficiency of funds;

•	payment of fees to brokers in connection with the Merger Agreement; and

•	the ownership of Merger Sub.

Some of the representations and warranties in the Merger Agreement made by Parent and Merger Sub are qualified by “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, prevents or materially impairs or materially delays or would reasonably be expected to prevent or materially impair or materially delay the ability of Parent or Merger Sub to consummate the Transactions or to perform any of their respective obligations under the Merger Agreement.

The representations and warranties contained in the Merger Agreement will not survive the consummation of the Merger.

Conduct of Business Pending the Merger

The Merger Agreement provides that during the period of time between June 4, 2024 (the date of the signing of the Merger Agreement) and the earlier to occur of the Effective Time and termination of the Merger Agreement, except as (1) as set forth in the Company Disclosure Letter; (2) expressly contemplated under the Merger Agreement or required by law or order; or (3) consented to in writing by Parent (which consent will not be unreasonably withheld, delayed or conditioned), the Company:

•
will, and will cause each of its subsidiaries to, subject to the restrictions and exceptions in the Merger Agreement, conduct its operations, in all material respects, in the ordinary course of business and use commercially reasonable efforts to preserve intact the business organizations, including keeping available the services of employees and other service providers, and the current relationships of the Company and each of its subsidiaries with customers, suppliers and other persons with whom the Company and any of its subsidiaries have material business relations;

•	will not, and will cause each of its subsidiaries not to, directly or indirectly, among other things (subject to certain exceptions as set forth in the Merger Agreement and Company Disclosure Letter):

•	amend or modify the Articles or the equivalent organizational documents of any of the Company’s subsidiaries;

•
issue, deliver, sell, pledge, dispose of, grant, transfer, subject to any Lien (other than Permitted Liens) (each as defined in the Merger Agreement) or otherwise encumber any Company Shares or other equity interests in the Company or any of its subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any such Company Shares or other equity interests, or any options, warrants or other rights to acquire any such Company Shares or other equity interests of the Company or any of its subsidiaries, other than (A) the issuance of shares upon the exercise or settlement, as applicable, of Company Equity Awards or (B) issuances of Company Shares in connection with the exercise of rights under the Company ESPP in the ordinary course of business;

•
sell, assign, transfer, grant any security interest in, lease, license, transfer, exchange, subject to any subject to any Lien (other than Permitted Liens), swap, abandon, allow to lapse, disclaim, dedicate to the public, fail to prosecute or maintain in full force and effect, or otherwise dispose of, any property or assets of the Company or any of its subsidiaries, except for (A) the sale, abandonments or other dispositions of inventory, goods and other property in the ordinary course of business consistent with past practice, (B) sales or dispositions of obsolete or worn-out assets and (C) non-exclusive licenses of intellectual property in the ordinary course of business;

•
fail to take or maintain commercially reasonable measures to protect the confidentiality and value of any Trade Secrets (as defined in the Merger Agreement) or other non-public Company Owned Intellectual Property (as defined in the Merger Agreement);

•
declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any Company Shares or other equity interests, except for dividends or other distributions paid by a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company;

•
(A) reclassify, combine, split, subdivide or amend the terms of any Company Shares or other equity interests or (B) redeem, purchase or otherwise acquire, directly or indirectly, any Company Shares or other equity interests, except, with respect to this clause (B), (1) with respect to any wholly owned subsidiary of the Company, (2) in connection with the forfeiture or expiration of outstanding Company Equity Awards and (3) with respect to the withholding of Company Shares to satisfy tax obligations with respect to the exercise, vesting or settlement, as applicable, of Company Equity Awards;

•
merge or consolidate the Company or any of its subsidiaries with any person or adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization of the Company or of its subsidiaries, other than transactions solely between or among direct or indirect wholly owned subsidiaries of the Company;

•
acquire (including by merger, consolidation, or acquisition of stock or assets), directly or indirectly, any person, any equity interest in such person or assets, other than (A) acquisitions by the Company from any wholly owned subsidiary of the Company or among any wholly owned subsidiaries of the Company, (B) the purchase of inventory, equipment, raw material or supplies in the ordinary course of business or (C) non-exclusive inbound licenses of intellectual property in the ordinary course of business;

•
create or incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee, endorse, or otherwise become liable or responsible for (whether directly, contingently or otherwise) the obligations of any person (other than a wholly owned subsidiary of the Company) for borrowed money, except for (A) any indebtedness among the Company and its wholly owned subsidiaries or among the wholly owned subsidiaries of the Company in the ordinary course of business, or (B) any hedging obligations of the Company or any of its subsidiaries in the ordinary course of business;

•
make any capital expenditure, other than the capital expenditures set forth on the capital expenditure budget as of the date of the Merger Agreement and made available to Parent and its representatives by the Company;

•
make any loans, advances (other than for ordinary course business expenses or pursuant to the Articles or existing indemnification obligations) or capital contributions to, or investments in, any other person (other than transactions between or among the Company and wholly owned subsidiaries of the Company);

•
(A) waive, release, terminate, amend, cancel, or assign any material right or material claim of the Company or any of its subsidiaries under any material contract of the Company, including granting any material refund, credit, rebate or allowance to a customer party to a material contract of the Company that is not otherwise provided for in the terms of such contract existing as of the date of the Merger Agreement or (B) renew, enter into or amend any contract that, if existing on or prior to the date of the Merger Agreement, would be a material contract of the Company, in each case, other than in the ordinary course of business;

•
except as required by the terms of Company Plan (as defined in the Merger Agreement): (A) grant, provide, amend or increase any bonus, equity or equity-based compensation, retention or change in control bonus payments or benefits or similar rights to any current or former employee, officer, individual consultant, individual independent contractor or non-employee director of the Company or any of its subsidiaries; (B) grant, provide, amend or increase any severance payments or severance benefits to any current or former employee, officer, individual consultant, individual independent contractor or non-employee director of the Company or any of its subsidiaries; (C) grant any increase in the compensation or benefits payable or to become payable to any of current or former employee, officer, individual consultant, individual independent contractor or non-employee director of the Company or any of its subsidiaries; (D) negotiate, establish, adopt, enter into, modify, amend or terminate any collective bargaining agreement or other contract with any labor organization, union or employee representative organization relating to any employee of the Company or any of its subsidiaries; (E) establish, adopt, enter into, modify or amend any Company Plan (or any arrangement that would be a Company Plan if in effect on the date of the Merger Agreement), other than de minimis administrative amendments that do not (1) have the effect of enhancing any compensation or benefits thereunder or (2) otherwise result in increased costs to the Company; (F) accelerate the vesting or payment date of any Company Equity Awards or accelerate any material payment or benefit, or the funding of any payment or benefit, payable or to become payable under a Company Plan; (G) implement any employee layoffs in violation of WARN or announce, implement or effect any facility closing, lay-off, early retirement programs, severance programs or reductions in force affecting employees of the Company or any of its subsidiaries; (H) waive, release, limit, or condition any restrictive covenant obligation of any current or former employee, officer, individual consultant, individual independent contractor or non-employee director of the Company or any of its subsidiaries; or (I) hire, engage or terminate the employment or services, change the title, office or position, or materially alter the responsibilities of any director, officer, employee, contractor or consultant of the Company or any of its subsidiaries (except for terminations for cause);

•	make any material change in the Company’s accounting policies, practices, principles, methods or procedures, other than as required by law, GAAP or by a governmental authority;

•
compromise (including forgiving any amount owed to the Company or its subsidiaries), waive, settle or agree to settle any action, other than (A) the settlement of actions that require payments by the Company or any of its subsidiaries (net of insurance proceeds) in an amount not to exceed $100,000 individually or $500,000 in the aggregate, or (B) the settlement of actions disclosed, reflected or reserved against in the Company’s balance sheet dated as of December 31, 2023 for an amount not in excess of the amount so disclosed, reflected or reserved and, in each case of clauses (A) and (B), that do not involve (1) the imposition of material restrictions on the business or operations of the Company or any of its subsidiaries and (2) any criminal liability, any admission of wrongdoing, liability, fault or wrongful conduct by the Company or its subsidiaries;

•
(A) make (except for elections made in the ordinary course of business consistent with past practice) or change any material tax election; (B) change any tax accounting period with respect to a material tax or material method of tax accounting; (C) settle any material tax liability; (D) settle or compromise any liability with respect to material taxes or audit or assessment related to material taxes or file or surrender any claim for a refund of material taxes (including any such refund to the extent it is used to offset or otherwise reduce material tax liability); (E) file any amended material tax return (other than any tax return which filing would reasonably be expected to be beneficial to the Company or any of its subsidiaries); or (F) except in the ordinary course of business consistent with past practice, (1) consent to any extension or waiver of the statute of limitations applicable to any claim or assessment with respect to a material amount of taxes or (2) enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement (other than (i) agreements entered into in the ordinary course of business, the primary purpose of which is unrelated to tax, and (ii) any agreement between or among any of the Company and its subsidiaries);

•
sell, dispose of, transfer, assign, encumber, pledge, abandon, dedicate to the public, fail to maintain, or allow to lapse, in whole or in part, any Company Owned Intellectual Property (other than those assignments to customers entered into in the ordinary course of business);

•
grant to any third party any license, or enter into any release, immunity or covenant not to sue with respect to any Company Owned Intellectual Property (other than the grant of non-exclusive licenses entered into in the ordinary course of business);

•
fail to maintain or protect the confidentiality of any Trade Secret, or proprietary source code related to any product and service offerings of the Company or the business of the Company or any of its subsidiaries;

•	cancel or fail to use commercially reasonable efforts to replace or renew any material insurance policy of the Company;

•	enter into any Affiliate Transaction (as defined in the Merger Agreement) or into any contract expressly contemplating any Affiliate Transaction;

•
enter into any contract with a counterparty that is a Sanctioned Person (as defined in the Merger Agreement) in violation of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (A) the U.S. government, including, without limitation, U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and the U.S. Department of State, (B) the United Nations Security Council, (C) the European Union or any European Union Member state, (D) His Majesty’s Treasury of the United Kingdom, or (E) the government of Israel;

•
(A) make a commission payment to any representative or (B) provide a discount to any representative (to the extent such discount is not set forth in a contract made available to Parent by the Company), in each case, in connection with a Government Contract (as defined in the Merger Agreement);

•
call or convene any general or special meeting of the Company’s shareholders, or seek any action or other approval of or from the Company’s shareholders, in connection with any action prohibited by the Merger Agreement, including Section 5.2 of the Merger Agreement;

•	change or discontinue an existing line of business outside of the existing business of the Company and its subsidiaries, taken as a whole; or

•	authorize, agree, enter into any contract or otherwise make any commitment to do any of the foregoing.

Acquisition Proposals

From the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement and subject to certain exceptions set forth in the Merger Agreement, the Company will, and will cause its subsidiaries and its and their respective directors, officers, employees and representatives to:

•
promptly cease and cause to be terminated any existing solicitation, encouragement, discussions or negotiations with any third party that relate to any Acquisition Proposal and disregard all requests made by or on behalf of any third party for information in connection with an Acquisition Proposal;

•
request any such third party that has, prior to the date of the Merger Agreement, executed a confidentiality or similar agreement in connection with a possible Acquisition Proposal which has not terminated or expired pursuant to its terms to promptly return or destroy all non-public information concerning the Company and its subsidiaries furnished to such third party, its affiliates or its representatives on behalf of the Company or its affiliate prior to the date of the Merger Agreement in accordance with the terms of such confidentiality or similar agreement; and

•	prohibit any third party from having access to any physical or electronic data rooms hosted by or on behalf of the Company or its affiliate relating to a possible Acquisition Proposal.

From the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement and subject to certain exceptions set forth in the Merger Agreement, other than with respect to Parent or Merger Sub, the Company will not, and will cause its subsidiaries and each of its and their respective directors, officers, employees and representatives not to:

•
initiate, solicit, knowingly or intentionally facilitate or encourage the making, submission or announcement of any Acquisition Proposal (or any proposal, offer or indication of interest that is reasonably likely to lead to an Acquisition Proposal);

•	furnish or otherwise provide access to any non-public information regarding the Company or any or its subsidiaries to any person in connection with or in response to an Acquisition Proposal; or

•	engage in discussions or negotiations with any person with respect to any Acquisition Proposal.

From the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement and subject to certain exceptions set forth in the Merger Agreement, neither the Board nor any committee thereof will:

•
withdraw, change or qualify, or publicly propose to withdraw, change or qualify, in a manner adverse to Parent or Merger Sub, the Board’s recommendation that the Company’s shareholders approve the Merger Agreement, the Merger and the other Transactions (the “Company Board Recommendation”) or resolve or agree to take any of the actions contemplated by this bullet point;

•	approve, accept or recommend, or publicly propose to approve, accept or recommend, any Acquisition Proposal;

•
approve, permit or cause the Company or any of its subsidiaries to execute or enter into any Merger Agreement, acquisition agreement, joint venture agreement, partnership agreement, letter of intent, memorandum of understanding or other similar contract relating to any Acquisition Proposal, in each case, other than an Acceptable Confidentiality Agreement (as defined in the Merger Agreement);

•	fail to include the Company Board Recommendation in this proxy statement; or

•	resolve or agree to take any action set forth in the above bullet points (any such action being referred to as a “Company Change of Recommendation”).

Notwithstanding the restrictions described above, if at any time following the date of the Merger Agreement and prior to the approval of the Merger Agreement, the Merger and the other Transactions by the Company’s shareholders (i) the Company has received an Acquisition Proposal from a third party which is not solicited in, or is otherwise the result of a, breach of the Merger Agreement, (ii) the Board (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisors and outside counsel, based on information then available, that such Acquisition Proposal constitutes a Superior Proposal or would reasonably be likely to lead to a Superior Proposal, and (iii) the Board (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisors and outside counsel, that the failure to take such action would reasonably be likely to be inconsistent with its fiduciary duties under applicable laws of the State of Israel, then the Company and its representatives may, directly or indirectly:

•
furnish information (including non-public information) with respect to the Company and its subsidiaries and provide access to the books, records, personnel and facilities of the Company and its subsidiaries to the third party making such Acquisition Proposal, its representatives and potential sources of financing if prior to so furnishing such information or providing access, the Company receives (or has previously received) from such third party an executed Acceptable Confidentiality Agreement (provided, however, that any non-public information concerning the Company or its subsidiaries provided or made available to any third party will, to the extent not previously provided or made available to Parent or Merger Sub, be provided or made available to Parent or Merger Sub as promptly as practicable after it is provided or made available to such third party (and in any event, within 24 hours thereafter)); and

•
participate in discussions or negotiations with the third party making such Acquisition Proposal, its representatives and potential sources of financing regarding such Acquisition Proposal and any changes thereto, including by making counterproposals thereto.

From the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, in the event that the Company or any of its subsidiaries or their representatives receives any Acquisition Proposal or any request for non-public information in connection with a possible Acquisition Proposal, within 24 hours after receipt of such Acquisition Proposal or request, the Company will inform Parent in writing of such Acquisition Proposal or request, including the identity of the person making or submitting such Acquisition Proposal or request, the material terms and conditions thereof, and, if available, copies of any written documentation received by the Company setting forth such material terms and conditions. The Company will keep Parent reasonably informed with respect to the status of any such Acquisition Proposal or request and any modification or proposed modification thereto.

For purposes of the Merger Agreement:

“Acquisition Proposal” means any bona fide written offer or proposal from a third party concerning (a) a merger, consolidation or other business combination transaction involving the Company and/or any of its subsidiaries, (b) a sale, lease or other disposition, by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company (including equity interests of any of its subsidiaries) and/or any of its subsidiaries representing 20% or more of the consolidated assets, revenues or net income of the Company and its subsidiaries, (c) an issuance (including by way of merger, consolidation, business combination or share exchange) of equity interests representing 20% or more of the voting power of the Company, or (d) any combination of the foregoing (in each case, for the avoidance of doubt, other than the Merger); and

“Superior Proposal” means a bona fide written Acquisition Proposal that, if consummated, would result in a person or “group” (as defined in the Exchange Act and the rules thereunder) owning, directly or indirectly: (a) 50% or more of the outstanding securities of any class of voting securities (or instruments convertible into or exercisable or exchangeable for 50% or more of such class) of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity or (b) 50% or more of the assets of the Company and of its subsidiaries, taken as a whole, which the Board (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisors and outside counsel, is more favorable to the Company’s shareholders from a financial point of view than the terms of the Merger, taking into account such factors as the Board considers in good faith to be appropriate, including the terms and conditions of such Acquisition Proposal and all financial, legal, regulatory and other aspects of such Acquisition Proposal and the third party making the Acquisition Proposal (including the conditionality, timing and likelihood of consummation of such Acquisition Proposal and any changes to the terms of the Merger Agreement proposed by Parent to the Company in response to such Acquisition Proposal).

The Board’s Recommendation; Company Change of Recommendation

As described above, and subject to the provisions described below, the Board has made the recommendation that the holders of Company Shares vote “FOR” the Merger Proposal. The Merger Agreement provides that the Board will not effect a Company Change of Recommendation (as defined above) except as described below.

The Board may at any time prior to receipt of the requisite approval of the Merger Agreement, the Merger and the other Transactions by the Company’s shareholders, (x) effect a Company Change of Recommendation with respect to such Superior Proposal and/or (y) terminate the Merger Agreement solely to the extent and if and only if:

•
(A) the Company will have received after the date of the Merger Agreement an Acquisition Proposal which is not solicited in, or is otherwise the result of a, breach of the Merger Agreement and (B) such Acquisition Proposal will not have been withdrawn;

•
the Board (or any duly authorized committee thereof) will have determined in good faith, after consultation with its financial advisors and outside counsel, that (A) such Acquisition Proposal constitutes a Superior Proposal and (B) in light of such Superior Proposal, the failure to make a Company Change of Recommendation and/or terminate the Merger Agreement would reasonably be likely to be inconsistent with its fiduciary duties under applicable laws of the State of Israel;

•
the Board will have provided to Parent at least four business days’ prior written notice (the “Notice Period”) (A) that it has received a Superior Proposal that was not solicited in, or was otherwise the result of a, breach of the Merger Agreement, (B) that it intends to make a Company Change of Recommendation and/or terminate the Merger Agreement as a result of such Superior Proposal, and (C) specifying the material terms and conditions of such Superior Proposal, including the identity of the person making such Superior Proposal and attaching the most current version of any written offer or proposed contract relating thereto and, if the Company proposes to terminate the Merger Agreement, a copy of the proposed written, definitive acquisition agreement providing for the consummation of the transaction contemplated by such Superior Proposal (such acquisition agreement, a “Specified Definitive Acquisition Agreement”);

•
during the Notice Period, if requested by Parent, the Company will have, and will have caused its legal and financial advisors to have, reasonably engaged in good faith negotiations with Parent and its representatives regarding any amendment or amendments to the Merger Agreement proposed in writing by Parent and intended to cause the relevant Acquisition Proposal to no longer constitute a Superior Proposal; and

•
the Board will have (A) considered in good faith any adjustments and/or proposed amendments to the Merger Agreement (including a change to the price terms thereof) and the other agreements contemplated hereby that may be irrevocably offered in writing by Parent (the “Proposed Changed Terms”) no later than 11:59 p.m., New York City time, on the last day of the Notice Period and (B) determined in good faith that the Superior Proposal would continue to constitute a Superior Proposal if such Proposed Changed Terms were to be given effect and that the failure to make a Company Change of Recommendation or terminate the Merger Agreement would reasonably be likely to be inconsistent with the fiduciary duties of the Board under applicable laws of the State of Israel in light of such Superior Proposal.

In the event of any revisions to a Superior Proposal offered in writing by the third party making such Superior Proposal, the Company will be required to deliver a new written notice to Parent and to again comply with the requirements set forth above with respect to such new written notice; provided, that the Notice Period shall instead end at 11:59 p.m., New York City time, on the second business day immediately following Parent’s receipt of such new written notice.

The Board may, at any time prior to the receipt of the requisite approval of the Merger Agreement, the Merger and the other Transactions by the Company’s shareholders, effect a Company Change of Recommendation in response to a Company Intervening Event (as defined below) solely to the extent and if and only if:

•
the Board (or any duly authorized committee thereof) will have determined in good faith, after consultation with its financial advisors and outside counsel, that the failure to make a Company Change of Recommendation would reasonably be likely to be inconsistent with the fiduciary duties of the Board under applicable laws of the State of Israel;

•
the Company will have provided Parent with a written notice (a “Company Intervening Event Notice”) of such determination, stating that such notice constitutes a Company Intervening Event Notice, providing a description of the material facts and circumstances giving rise to a Company Intervening Event, and that the Board intends to effect a Company Change of Recommendation; and

•
during the period commencing on the date of Parent’s receipt of the Company Intervening Event Notice and ending at 11:59 p.m., New York City time, on the date that is the fifth business day thereafter, if requested by Parent, the Company will have, and will have caused its legal and financial advisors to have, reasonably engaged in good faith negotiations with Parent and its representatives regarding any amendment or amendments to the Merger Agreement and will have considered in good faith any proposals made by Parent, and after taking account of Parent’s proposals, if any, the Board again makes the determination set forth in first bullet point above.

For purposes of the Merger Agreement:

“Company Intervening Event” means a material positive Effect on the business, assets, properties, financial condition or results of operations of the Company and its subsidiaries, taken as a whole: (a) that was not known or reasonably foreseeable to the Board and the material consequences of which were not reasonably foreseeable, as of the date of the Merger Agreement but become known to the Board prior to the approval of the Merger Agreement, the Merger and the other Transactions by the Company’s shareholders, and (b) that does not relate to any Acquisition Proposal; provided, however, that any Effect related to any of the following shall not constitute a Company Intervening Event: (i) the Effects arising from the announcement (whether or not authorized by the parties, including any pre-signing reports in the press or otherwise, reporting on a potential transaction among the parties or otherwise relating to the acquisition of the Company) or pendency of the Merger Agreement or the Transactions; and (ii) any change in the trading price or trading volume of Company Shares on Nasdaq or any change in the Company’s credit rating.

Employee Benefits

Following the Effective Time and until the first anniversary of the closing of the Merger (or, if earlier, until the date of termination of employment of the relevant continuing employee), Parent has agreed to, among other things, provide each continuing employee with (a) an annual base salary or hourly wage rate (as applicable) that is not less than the annual base salary or hourly wage rate provided to such continuing employee immediately prior to the Effective Time and (b) target bonus opportunities and other employee benefits (excluding equity and equity-based compensation) that are substantially comparable in the aggregate to the target bonus opportunities and employee benefits (excluding equity and equity-based compensation) provided to such continuing employee immediately prior to the Effective Time.

With respect to employee benefit plans (excluding defined benefit pension benefit plans and retiree medical) maintained by Parent or any of its subsidiaries, including the Surviving Company (including any vacation, paid time-off and severance plans) (collectively, the “New Plans”), Parent will, or will cause its subsidiaries (including the Surviving Company) to, use commercially reasonable efforts to, for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, treat each continuing employee’s service with the Company or any subsidiary thereof (or any predecessor entities), as reflected in the Company’s records and to the same extent such service was recognized by the Company, as service with Parent or any Subsidiary thereof, including the Surviving Company; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

Parent will, or will cause one of its subsidiaries (including the Surviving Company) to, use commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, evidence of insurability, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its subsidiaries (including the Surviving Company) in which continuing employee (and their eligible dependents) will be eligible to participate as of the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company benefit plan immediately prior to the Effective Time (such plans, collectively, the “Old Plans”). Parent also will, or will cause its subsidiaries (including the Surviving Company) to, use reasonable best efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each participant in an applicable Old Plan (including his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co- payment limitations under the relevant welfare benefit plans in which such continuing employee (and his or her eligible dependents) will be eligible to participate from and after the Effective Time.

Any vacation or paid time off that is accrued but unused by a continuing employee as of immediately prior to the Effective Time shall be credited to such continuing employee following the Effective Time; provided, however, that, such accrued but unused vacation or paid time off shall be subject to accrual limits or other forfeiture and may only be used by the applicable continuing employee, in each case, in accordance with the terms of the vacation and paid time off policies of Parent and its subsidiaries as may be in effect from time to time following the Effective Time.

With respect to any continuing employee whose employment is terminated by Parent or any of its subsidiaries or who resigns from employment with Parent or any of its subsidiaries during the 12-month period commencing on the Closing Date, Parent will provide, or will cause its applicable subsidiary to provide, severance payments and benefits to such continuing employee, which shall be equal to the severance payments and benefits payable to the continuing employee upon such termination or resignation, if any, under the Company benefit plan providing for severance benefits to such continuing employee as in effect as of the date of the Merger Agreement; provided, however, that Parent’s obligation to provide such continuing employee with such severance payments and benefits shall be subject to (x) such continuing employee’s timely execution, delivery and non-revocation of a general release in favor of Parent and its subsidiaries and (y) to the extent applicable, such continuing employee’s Waiver Agreement.

Efforts to Close the Merger

Each party to the Merger Agreement has agreed in the Merger Agreement to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to cause the conditions to Closing to be satisfied as promptly as reasonably practicable (and in any event no later than the Outside Date (as the same may be extended)) and to consummate and make effective the Merger and the other Transactions as soon as practicable after the date of the Merger Agreement, including preparing and filing, in consultation with the other party and as promptly as reasonably practicable and advisable after the date of the Merger Agreement, all documentation to effect all necessary (or advisable, in Parent’s sole discretion) applications, notices, petitions, filings, registrations, notifications, statements, submissions of information and other documents (including any required (or recommended, at Parent’s sole discretion) filings under applicable laws); (ii) obtain as promptly as reasonably practicable (and in any event no later than the Outside Date (as the same may be extended)) all waiting period expirations or terminations, approvals, consents, clearances, registrations, permits and authorizations necessary or advisable to be obtained from any governmental authority in order to consummate the Merger or any of the other Transactions; and (iii) obtain all necessary consents, approvals or waivers from third parties in connection with the Merger and the other Transactions.

In no event will Parent or any of its subsidiaries or other affiliates be obligated to (i) propose, negotiate, agree or commit to, effect or undertake (A) any action that materially limits the freedom of action with respect to the business conduct of, or the ability to operate any of the businesses, product lines or assets of, Parent or any of its subsidiaries, (B) any sale, divestiture, transfer, license, disposition or hold separate (through the establishment of a trust or otherwise) of any assets, properties or businesses of Parent or any of its subsidiaries, or (C) any action that could, individually or in the aggregate, reasonably be anticipated to have a material adverse impact on the business or financial condition of Parent or any of its subsidiaries, including, following the Merger, the Surviving Company, or (ii) commence or participate in any lawsuit or other action, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Merger or any of the other Transactions.

Indemnification and Insurance

For a period of seven years from the Effective Time, Parent will cause the Surviving Company to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification and exculpation, including advancements of expenses, provisions under the Articles and policies and any indemnification agreement between the Company, on the one hand, and any of its current or former directors and officers (collectively, the “Covered Persons”), on the other hand, in each case, (x) as in effect on the date of the Merger Agreement and (y) to the extent set forth in the Company Disclosure Letter, with respect to acts or omissions by them in their capacities as such at any time at or prior to the Effective Time to the extent permitted by law (subject to the limitations set forth in Sections 259(b), 263 and 264 of the ICL).

Prior to the Closing, the Company will obtain a prepaid “tail” directors’ and officers’ liability insurance policy covering acts or omissions occurring prior to the Closing Date with respect to those persons who are currently covered by the Company’s or of any of its subsidiaries’ directors’ and officers’ liability insurance policy on terms with respect to such coverage and amount no less favorable in the aggregate to the Company’s or of any of its subsidiaries’ directors and officers currently covered by such insurance than those of such policy in effect on the date the Merger Agreement was signed; provided, however, that such “tail” policy will (x) provide such coverage for seven years from the Closing Date, (y) be obtained, in consultation with Parent, from the Company’s or Parent’s current insurance company or another reputable insurance company reasonably satisfactory to Parent and (z) not have an annual premium in excess of 200% of the last annual premium paid for such a policy by the Company prior to the Closing.

Certain Other Covenants

Special and Annual General Meeting of Shareholders

In the Merger Agreement, the Company agreed to prepare and furnish to the SEC on Form 6-K the proxy statement as promptly as reasonably practicable following the date of the Merger Agreement (and in any event no later than 35 calendar days following the date of the Merger Agreement). Unless the Board has effected a Company Change of Recommendation in compliance with the Merger Agreement, the Company will use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the approval of the Merger Agreement, the Merger and the other Transactions by the Company’s shareholders to be received at the meeting or any adjournment or postponement thereof.

The Company agreed, in accordance with applicable law and the Company’s organizational documents, and in reasonable consultation with Parent, to establish a record date for, duly call, publish the notice of and schedule and convene the meeting as soon as reasonably practicable after the date of the Merger Agreement. The Company will comply with the notice requirements applicable to the Company in respect of the meeting pursuant to the ICL and the Company’s organizational documents. The Company will reasonably consult with Parent regarding the date of the meeting, which, subject to the terms of the following sentence relating to postponement and adjournment thereof, will be held no later than 40 days following the date the proxy statement is furnished to the SEC. Notwithstanding the foregoing provisions, the Company will not adjourn, postpone or delay the meeting without the prior written consent of Parent, except that it may do so, after reasonable consultation with Parent, if and only if: (i) there are holders of an insufficient number of Company Shares present or represented by a proxy at the meeting to constitute a quorum; (ii) such adjournment, postponement, delay or cancellation is required by applicable law or a request from the SEC or Nasdaq; or (iii) in the good faith judgment of the Board (after consultation with its outside legal advisors), the failure to adjourn, postpone or delay the meeting would be reasonably likely to not allow sufficient time under applicable law for the distribution or dissemination of any required or appropriate supplement or amendment to the proxy statement; provided, however, that, without the prior written consent of Parent, (A) no single such adjournment, postponement or delay will be for more than five business days and (B) in no event may the meeting be postponed to later than the date that is ten business days after the date for which the meeting was originally scheduled. In the event that the date of the meeting as originally called is for any reason adjourned, postponed or otherwise delayed, the Company agreed that, unless Parent has otherwise approved in writing, it will use reasonable best efforts to implement such adjournment, postponement or other delay in such a way that the Company does not establish a new record date for the meeting, as so adjourned, postponed or delayed, except as required by applicable law.

The Company and Merger Sub have agreed that subject to the ICL, they will, as promptly as reasonably practicable following the date of the Merger Agreement, cause a Merger Proposal (in the Hebrew language) to be prepared and executed in accordance with Section 316 of the ICL and delivered to the Companies Registrar within three days from the calling of the meeting. The Company and Merger Sub have further agreed to cause a copy of the Merger Proposal to be delivered to their secured creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Companies Registrar and to timely inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that such notice were given to their respective creditors, if any, under Section 318 of the ICL.

Shareholder Litigation

The Company agreed (i) to give Parent the reasonable opportunity to participate in the Company’s defense or settlement of any shareholder litigation against the Company, any of its subsidiaries and/or their respective directors or officers relating to the Merger Agreement and/or the Transactions, including the Merger; (ii) to the extent practicable and legally permissible, to promptly notify Parent of any such litigation and keep Parent reasonably and promptly informed with respect to the status thereof; and (iii) prior to the earlier of the Effective Time and the termination of the Merger Agreement, not settle or offer to settle any litigation commenced after the date of the Merger Agreement against the Company or its directors, executive officers or similar persons by any shareholder of the Company relating to the Merger Agreement and/or the Transactions without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed to the extent such settlement or offer to settle would not have a material adverse impact on Parent, the Surviving Company or any of their respective affiliates following the Effective Time).

Obligations to Seek Tax Rulings

The Company agreed to instruct its Israeli counsel, advisors, and/or accountants, as soon as practicable after the date of the Merger Agreement (but, in any event, no later than 15 business days following the date of the Merger Agreement), to prepare and file with the ITA an application for the Options Ruling. The Company agreed to include in the request for the Options Ruling a request to confirm that (i) the cancellation and exchange of the Section 102 Awards and conversion of the Section 102 Shares shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the payable consideration (as described in the section entitled “The Merger Agreement—Treatment of Company Equity Awards”) and the per share merger consideration are deposited with the 102 Trustee until the end of the respective holding period and (ii) the deposit of the payable consideration (as described in the section entitled “The Merger Agreement—Treatment of Company Equity Awards”) and the per share merger consideration with the Exchange Agent and the 102 Trustee shall not be subject to any withholding obligation, and such ruling may provide other withholding instructions to the Exchange Agent and Israeli Withholding Agent with respect thereto (which ruling may be subject to customary conditions regularly associated with such a ruling). If the Options Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company agreed to seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf (including the Exchange Agent) shall be exempt from Israeli withholding tax in relation to any payments made with respect to any Company Options, Section 102 Shares or Company RSU Awards (whether or not subject to Section 102 of the Ordinance) to the Exchange Agent, the 102 Trustee or the Company in connection with the Merger. The Company agreed to use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to obtain the Options Ruling prior to the Closing.

In addition, the Company agreed to instruct its Israeli counsel, advisors and accountants, as soon as practicable after the date of the Merger Agreement to prepare and file with the ITA an application for the Withholding Tax Ruling (which will be approved by Parent or its Israeli counsel prior to its submission and which approval will not be unreasonably withheld, conditioned or delayed).

Conditions to the Closing of the Merger

The respective obligations of each party to consummate the Merger is subject to the satisfaction or waiver (to the extent permitted by applicable law) on or prior to the Closing Date of each of the following conditions:

•	the approval of the Merger Agreement, the Merger and the other Transactions by the requisite affirmative vote of the Company’s shareholders;

•	no governmental authority in any competent jurisdiction has by any law or order restrained, enjoined or otherwise prohibited the consummation of the Merger that is continuing and remains in effect;

•	receipt of the Required Clearances; and

•
at least 50 days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least 30 days shall have elapsed after receipt of the requisite approval of the Merger Agreement, the Merger and the other Transactions by the Company’s shareholders.

The respective obligations of Parent and Merger Sub to consummate the Merger will be subject to the satisfaction or written waiver by Parent and Merger Sub, as applicable, at or prior to the Effective Time of each of the following conditions:

•	with specified qualifications and exceptions, the truth and correctness of the Company’s representations and warranties contained in the Merger Agreement as of the Closing Date;

•
the Company having complied with or performed, in all material respects, the covenants, obligations and agreements to be complied with or performed by it under the Merger Agreement on or prior to the Effective Time;

•	no Company Material Adverse Effect shall have occurred since June 4, 2024, and be continuing; and

•
the receipt by Parent of a certificate dated as of the Closing Date and signed by the Company’s chief executive officer or chief financial officer, certifying to the effect that the conditions described in the preceding three items have been satisfied.

The obligation of the Company to consummate the Merger will be subject to the satisfaction or written waiver by the Company at or prior to the Effective Time of each of the following conditions:

•	with specified qualifications and exceptions, the truth and correctness of the representations and warranties of Parent and Merger Sub contained in the Merger Agreement as of the Closing Date;

•
each of Parent and Merger Sub having complied with or performed, in all material respects, the respective covenants, obligations and agreements to be complied with or performed by them under the Merger Agreement on or prior to the Closing Date; and

•
the receipt by the Company of a certificate, dated as of the Closing Date and signed by an executive officer of Parent, certifying to the effect that the conditions described in the preceding two items have been satisfied.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding receipt of the requisite approval of the Merger Agreement, the Merger and the other Transactions by the Company’s shareholders (except as otherwise provided below), in the following ways:

•	by mutual written consent of Parent and the Company;

•
by either the Company or Parent, if a governmental authority of competent jurisdiction has issued a final and non‑appealable adverse law or order that remains in effect and that permanently restrains, permanently enjoins or otherwise permanently prohibits the consummation of the Merger; provided, however, that the right to terminate pursuant to this provision of the Merger Agreement will not be available to any party where such party’s failure to fulfill its obligation under the Merger Agreement has been the principal cause of, or resulted in, such adverse law or order;

•	by Parent, if:

•
there has been a breach by the Company of its representations, warranties or covenants contained in the Merger Agreement, in each case, such that any of the conditions relating to the obligations of each party and of Parent and Merger Sub to consummate the Merger is not reasonably capable of being satisfied while such breach is continuing;

•	Parent has delivered to the Company written notice of such breach; and

•
such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions relating to the obligations of each party and of Parent and Merger Sub to consummate the Merger prior to March 4, 2025 (as may be extended pursuant to the terms of the Merger Agreement, the “Outside Date”); provided, however, that Parent will not be permitted to terminate pursuant to this provision of the Merger Agreement if there has been any material breach by Parent or Merger Sub of its representations, warranties or covenants contained in the Merger Agreement such that any condition contained in the obligations of each party and the Company to consummate the Merger is not reasonably capable of being satisfied while such breach is continuing;

•	by the Company, if:

•
there has been a breach by Parent or Merger Sub of any of its representations, warranties or covenants contained in the Merger Agreement such that any condition relating to the obligations of each party and the Company to consummate the Merger is not reasonably capable of being satisfied while such breach is continuing;

•	the Company has delivered to Parent written notice of such breach; and

•
such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions relating to obligations of each party and of the Company to consummate the Merger prior to the Outside Date; provided, however, that the Company will not be permitted to terminate pursuant to this provision of the Merger Agreement if there has been any material breach by the Company of its representations, warranties or covenants contained in the Merger Agreement such that any condition contained in the obligations of Parent or Merger Sub to consummate the Merger is not reasonably capable of being satisfied while such breach is continuing;

•
by either Parent or the Company, if the Effective Time has not occurred on or prior to the Outside Date, provided, however, that the right to terminate the Merger Agreement pursuant to this provision will not be available to any party whose breach of such party’s representation, warranty, covenant or agreement set forth in the Merger Agreement has caused, or resulted in, the Effective Time not occurring on or prior to the Outside Date; provided, further, that, if on the Outside Date all of the conditions to Closing, other than certain exceptions contained in the Merger Agreement, have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions shall be capable of being satisfied at such time), then the Outside Date may, at Parent’s sole discretion, be extended for an additional period of 90 days following the Outside Date;

•
by Parent, if, prior to receipt of the requisite approval of the Merger Agreement, the Merger and the other Transactions by the Company’s shareholders, (i) the Board has effected a Company Change of Recommendation, whether or not permitted to do so under the Merger Agreement or (ii) the Company materially breaches any of its obligations described above under the captions “The Merger Agreement—Acquisition Proposals” and “The Merger Agreement—The Board’s Recommendation; Company Change of Recommendation”;

•
by either Parent or the Company, if the requisite Company’s shareholders fail to approve the Merger Agreement, the Merger and the other Transactions at the meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; provided, however, that a party will not be permitted to terminate pursuant to this provision of the Merger Agreement if the failure of such party seeking to terminate the Merger Agreement to perform any covenant in the Merger Agreement required to be performed by such party at or prior to the Effective Time is the principal cause of the failure to obtain the requisite approval of the Merger Agreement, the Merger and the other Transactions by the Company’s shareholders; or

•
by the Company, if, prior to receipt of the requisite approval of the Merger Agreement, the Merger and the other Transactions by the Company’s shareholders, the Board determines to terminate the Merger Agreement in order to accept a Superior Proposal in compliance with the requirements set forth in the Merger Agreement, provided, however, that the Company, prior to or concurrently with such termination, pays the Company Termination Fee (as defined below) to or for the account of Parent pursuant to the Merger Agreement.

In the event that the Merger Agreement is terminated pursuant to the termination rights above, the Merger Agreement will become null and void and there will be no liability on the part of Parent, Merger Sub or the Company, except that certain sections of the Merger Agreement will survive the termination of the Merger Agreement in accordance with their respective terms, including, among others, terms relating to reimbursement of expenses. In addition, no termination of the Merger Agreement will affect the rights or obligations of any party pursuant to the confidentiality agreement between Parent and the Company, which rights, obligations and agreements will survive the termination of the Merger Agreement in accordance with their respective terms.

Company Termination Fee

Parent will be entitled to receive a termination fee of approximately $44.2 million (the “Company Termination Fee”) from the Company if the Merger Agreement is terminated in the following circumstances that are specified in the Merger Agreement:

•
the Merger Agreement is terminated by Parent because, prior to the receipt of the requisite approval of the Merger Agreement, the Merger and the other Transactions by the Company’s shareholders, the Board has effected a Company Change of Recommendation or the Company materially breached its obligations pursuant to Section 5.2 of the Merger Agreement, as described above under the captions “The Merger Agreement—Acquisition Proposals” and “The Merger Agreement—The Board’s Recommendation; Company Change of Recommendation”;

•
the Merger Agreement is terminated by the Company in order to accept a Superior Proposal in accordance with the requirements described above under the caption “The Merger Agreement—The Board’s Recommendation; Company Change of Recommendation”; or

•
the Merger Agreement is terminated because (x) (i) the Effective Time has not occurred on or prior to the Outside Date or (ii) the requisite Company’s shareholders have failed to approve the Merger Agreement, the Merger and the other Transactions at the meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken (in each case of clauses (i) and (ii), as described above under the caption “The Merger Agreement—Termination of the Merger Agreement”) and, at the time of termination pursuant to clause (i), the Company has not held the meeting, (y) after the date of the Merger Agreement and prior to the date of the meeting, an Acquisition Proposal has been publicly announced (which was not subsequently withdrawn) and (z) within 12 months after such termination, (A) the Company or an affiliate thereof executes a definitive agreement with respect to an Acquisition Proposal (which is consummated) or (B) the transaction contemplated by an Acquisition Proposal is consummated.

Solely for purposes of the immediately preceding bullet point, the term “Acquisition Proposal” has the following meaning: any bona fide written offer or proposal from a third party concerning (a) a merger, consolidation or other business combination transaction involving the Company and/or any of its subsidiaries, (b) a sale, lease or other disposition, by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company (including equity interests of any of its subsidiaries) and/or any of its subsidiaries representing 50% or more of the consolidated assets, revenues or net income of the Company and its subsidiaries, (c) an issuance (including by way of merger, consolidation, business combination or share exchange) of equity interests representing 50% or more of the voting power of the Company, or (d) any combination of the foregoing (in each case, for the avoidance of doubt, other than the Merger).

Other Material Provisions of the Merger Agreement

Amendment

The Merger Agreement may be amended in a writing signed by the Company and Parent at any time before or after receipt of the requisite approval of the Merger Agreement, the Merger and the other Transactions by the Company’s shareholders. However, after receipt of the requisite approval of the Merger Agreement, the Merger and the other Transactions by the Company’s shareholders, no amendment will be made that by law or rules of any relevant stock exchange requires further approval by the Company’s shareholders without obtaining such approval.

Expenses

Except as otherwise expressly provided in the Merger Agreement, all Expenses (as defined below) incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such Expenses.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and the performance of the Merger Agreement and the Transactions, including the preparation, printing, filing and mailing of this proxy statement and all other matters related to the Transactions.

Governing Law and Jurisdiction

The Merger Agreement is governed by the laws of the State of Israel, except that the provisions related to the definition or occurrence of a Company Material Adverse Effect will be governed by the laws of the State of Delaware. Each of the Company, Parent and Merger Sub submitted to the exclusive jurisdiction of any court of competent jurisdiction located in Tel Aviv‑Jaffa, Israel.

Specific Performance

In the event of a breach or threatened breach of any covenant or obligation in the Merger Agreement the non‑breaching party will be entitled to an injunction, specific performance or other equitable relief to enforce specifically the terms and provisions of the Merger Agreement.

MARKET PRICES AND DIVIDEND DATA

The Company Shares are listed on Nasdaq under the symbol “WKME.” The closing sale price of the Company Shares on Nasdaq on June 4, 2024, the last trading day prior to the execution of the Merger Agreement, was $9.64 per share, compared to which the per share merger consideration represents a premium of approximately 45%. On June 28, 2024, the latest practicable trading day before the date of this proxy statement, the closing price of the Company Shares on Nasdaq was $13.97.

As of June 27, 2024, there were 93,902,391 Company Shares outstanding (including 31,250 of such Company Shares that represent the vested portion of the 500,000 Company RSU Awards granted to Mr. Adika on May 30, 2024 subject to shareholder approval of the CEO Compensation Proposal as set forth below), held by approximately 111 holders of record (including Cede & Co., the nominee of The Depository Trust Company). The number of holders of record does not include the number of persons whose Company Shares are in nominee or in “street name” accounts through brokers.

On May 30, 2024, the compensation committee and the Board granted 500,000 Company RSU Awards to Mr. Adika, which are subject to shareholder approval of the CEO Compensation Proposal. For purposes of preparing the disclosure set forth in this proxy statement, we have assumed that the CEO Compensation Proposal has been approved by the Company’s shareholders, and accordingly 31,250 of such Company RSU Awards are reflected in this proxy statement as vested and the remaining 468,750 Company Shares underlying such Company RSU Awards are reflected in this proxy statement as outstanding and unvested. However, if the Company’s shareholders do not approve the CEO Compensation Proposal, all 500,000 of such Company RSU Awards will be null and void.

The Company has not declared or paid any cash dividends on Company Shares in the past, and the Company does not anticipate declaring or paying cash dividends in the foreseeable future. The ICL imposes restrictions on our ability to declare and pay dividends.

Following the Merger, there will be no further market for the Company Shares and the Company Shares will be delisted from Nasdaq and deregistered under the Exchange Act. As a result, following the Merger, the Company will no longer file periodic reports with the SEC.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during fiscal year ended December 31, 2023 by the Company’s five (5) most highly compensated executive officers see Item 6.B. “Director, Senior Management and Employees—Compensation” of our Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on March 18, 2024, a copy of which is available on our website at www.walkme.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND DIRECTORS AND OFFICERS

The beneficial ownership of our Company Shares is determined in accordance with the SEC rules and generally includes any Company Shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of June 15, 2024, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 93,902,391 Company Shares outstanding as of June 15, 2024 (including 31,250 of such Company Shares that represent the vested portion of the 500,000 Company RSU Awards granted to Mr. Adika on May 30, 2024 subject to shareholder approval of the CEO Compensation Proposal as set forth below in footnote 7; however, if the Company’s shareholders do not approve the CEO Compensation Proposal, then all 500,000 of such Company RSU Awards will be null and void).

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their Company Shares. Unless otherwise noted below, each shareholder’s address is 1 Walter Moses St., Tel Aviv, 6789903, Israel.

	Shares beneficially owned
Name of Beneficial Owner	Number	%

Principal Shareholders
Entities Affiliated with Insight Partners (1)	24,253,823	25.8
Entities Affiliated with StepStone Group (2)	10,366,855	11.0
Scale Venture Management IV, LLC (3)	9,510,038	10.1
Entities Affiliated with Mangrove Capital Partners (4)	6,278,354	6.7
Entities Affiliated with Gemini Israel Ventures (5)	7,821,202	8.3
Entities Affiliated with AMBLESIDE S.À R.L. (6)	5,462,245	5.8

Executive Officers and Directors:
Dan Adika (7)	3,771,438	3.9
Hagit Ynon (8)	453,020	*
Scott Little (9)	205,502	*
Michele Bettencourt (10)	101,723	*
Haleli Barath (11)	135,804	*
Menashe Ezra (5)	7,821,202	8.3
Ron Gutler (12)	103,602	*
Jeff Horing (13)	60,299	*
Rory O’Driscoll (3)	9,510,038	10.1
Michael Risman (14)	-	-
Roy Saar (15)	247,539	*
All directors and executive officers as a group (11 individuals) (16)	22,410,167	23.0

*	Indicates ownership of less than 1%.

1.
Pursuant to Schedule 13G filed with the SEC on February 11, 2022 and information known to the Company, consists of (i) 14,719,862 Company Shares held of record by Insight Venture Partners IX, L.P., (ii) 293,822 Company Shares held of record by Insight Venture Partners IX (Co-Investors), L.P., (iii) 7,313,935 Company Shares held of record by Insight Venture Partners (Cayman) IX, L.P., (iv) 1,559,564 Company Shares held of record by Insight Venture Partners (Delaware) IX, L.P., and (v) 366,640 Company Shares held of record by Grace Software Cross Fund Holdings, L.P., (“Grace”), which is owned by Insight Partners (Cayman) XI, L.P., Insight Partners (Delaware) XI, L.P.,  Insight Partners (EU) XI, S.C.Sp., Insight Partners XI (Co-Investors) (B), L.P.,  Insight Partners XI (Co-Investors), L.P., and Insight Partners XI, L.P. The general partner of Insight Venture Partners IX, L.P., Insight Venture Partners IX (Co-Investors), L.P., Insight Venture Partners (Cayman) IX, L.P., and Insight Venture Partners (Delaware) IX, L.P. is Insight Venture Associates IX, L.P., (“IVA IX LP”), whose general partner is Insight Venture Associates IX, Ltd., (“IVA IX Ltd”). The general partner of Insight Partners (Cayman) XI, L.P., Insight Partners (Delaware) XI, L.P., Insight Partners XI (Co-Investors) (B), L.P., Insight Partners XI (Co-Investors), L.P. and Insight Partners XI, L.P. is Insight Associates XI, L.P., (“IA XI LP”), whose general partner is Insight Associates XI, Ltd. (“IA XI Ltd”). The general partner of Insight Partners (EU) XI, S.C.Sp. is Insight Associates (EU) XI, S.a.r.l., (“IA EU XI”). The general partner of Grace is Grace Software Holdings II GP, LLC, whose manager is IA XI LP and whose general partner is IA XI Ltd. The sole shareholder of IVA IX Ltd, IA XI Ltd and IA EU XI is Insight Holdings Group, LLC. Jeff Horing, one of the Company’s directors, is a managing director at Insight Venture Partners. The address for these entities is c/o Insight Partners, 1114 Avenue of the Americas, 36th Floor, New York, NY 10036.

2.
Pursuant to Schedule 13/G filed with the SEC on June 22, 2022, consists of (i) 10,366,855 Company Shares held by StepStone Group LP.  (“StepStone”); (ii) 3,013,139 Company Shares held by StepStone VC Global Partners VI-A, L.P. (“Global Partners VI-A”); (iii) 1,203,629 Company Shares held by StepStone VC Global Partners VI-C, L.P. (“Global Partners VI-C”); (iv) 4,216,768 Company Shares held by StepStone VC General Partner VI, L.P. (“Partners VI GP”); (v) 5,948,813 Company Shares held by StepStone VC Opportunities III, L.P. (“Opportunities III”); (vi) 5,948,813 Company Shares held by StepStone VC Opportunities General Partner III, L.P. (“Opportunities III GP”); (vii) 201,274 Company Shares held by StepStone VC Secondaries Fund IV, L.P. (“Secondaries Fund IV,” and together with Global Partners VI and Opportunities III, the “Funds”) and (viii) 201,274 Company Shares held by StepStone VC Secondaries General Partner IV, L.P (“Secondaries IV GP”). Partners VI GP is the general partner of Global Partners VI-A and Global Partners VI-C, Opportunities III GP is the general partner of Opportunities III, and Secondaries IV GP is the general partner of Secondaries Fund IV. StepStone is the investment manager of the Funds. StepStone Group Holdings LLC (“StepStone Group Holdings”) is the general partner of StepStone, and StepStone Group Inc. is the sole managing member of StepStone Group Holdings. On September 20, 2021, StepStone Group Inc., a Delaware corporation, and StepStone Group LP, a Delaware limited partnership, completed the acquisition of Greenspring Associates, LLC and certain of its affiliates or subsidiaries (the “StepStone Acquisition”). As a result of the Stepstone Acquisition, StepStone Group LP became the investment manager of the Funds. The address of these entities is 4225 Executive Square, Suite 1600, La Jolla, CA 90237.

3.
Pursuant to Schedule 13G/A filed with the SEC on February 13, 2024 and information known to the Company, consists of (i) 9,429,021 Company Shares held of record by Scale Venture Management IV, LLC (“Scale IV LLC”), (ii) 11,302 Company Shares held of record by Scale Management, LLC (iii) 30,945 shares held by Rory O’Driscoll and (iv) 38,770 Company Shares underlying options held by Rory O’Driscoll and exercisable within 60 days of June 15, 2024. Rory O’Driscoll, one of our directors, Andrew Vitus and Stacey Bishop are managers of Scale IV LLC and Rory O’Driscoll, Andrew Vitus, Stacey Bishop, Ariel Tseitlin and Alexander Niehenke are managers of Scale Management, LLC and share voting and dispositive power over the shares held by Scale IV LLC and Scale Management, LLC, respectively. The address for the reporting persons is 950 Tower Lane, Suite 1150, Foster City, California 94404.

4.
Pursuant to Schedule 13G filed with the SEC on January 19, 2022, consists of (i) 5,638,420 Company Shares held by Mangrove III Investments S.à r.l (“Mangrove III”) and (ii) 639,934 Company Shares held by Mangrove V Investments S.à r.l (“Mangrove V”). Mangrove III S.C.A. SICAR is the owner of 100% of the share capital of Mangrove III, and Mangrove V (SCA), RAIF is the owner of 100% of the share capital of Mangrove V. Mangrove III Management S.A. is the liquidator of Mangrove III S.C.A. SICAR. The members of the board of directors of Mangrove III Management S.A. are Mark Tluszcz, Hans-Jurgen Schmitz and Willibrord Ehses. As a result of these relationships, each of Mangrove III S.C.A. SICAR, Mangrove III Management S.A. and Messrs. Tluszcz, Schmitz and Ehses may be deemed to share voting and dispositive power with respect to the securities held by Mangrove III. Mangrove Capital Partners S.A. is the manager of Mangrove V (SCA), RAIF. The members of the board of directors of Mangrove Capital Partners S.A. are Mark Tluszcz, Hans-Jürgen Schmitz, Michael Rabinowicz and Gerardo Lopez Fojaca. As a result of these relationships, each of Mangrove V (SCA), RAIF, Mangrove Capital Partners S.A. and Messrs. Tluszcz, Schmitz, Rabinowicz and Lopez Fojaca may be deemed to share voting and dispositive power with respect to the securities held by Mangrove V. Roy Saar, one of our directors, is a partner at Mangrove Capital Partners. The address for these entities is 31 Boulevard Joseph II, L-1840, Luxembourg.

5.
Pursuant to Schedule 13G filed with the SEC on February 13, 2024 and information known to the Company, consists of (i) 7,652,748 Company Shares held of record by Gemini Israel V Limited Partnership (“Gemini V”), (ii) 77,300 Company Shares held of record by Gemini Partners Investors V L.P. (“Gemini Partners”) (iii) 52,384 Company Shares held of record by Menashe Ezra and (iv) 38,770 Company Shares underlying options held by Menashe Ezra and exercisable within 60 days of June 15, 2024. Gemini Capital Associates V LP (“Gemini Associates LP”) is the general partner of Gemini V and Gemini Capital Associates V GP, Ltd. (“Gemini Associates GP”) is the general partner of Gemini Associates LP. Gemini Israel Funds IV Ltd. is the general partner of Gemini Partners. Yossi Sela and Menashe Ezra are the managing partners of Gemini Associates GP, and Gemini Israel Funds IV Ltd. The address for these entities is 1 Shankar St., WeWork, 1st Floor, Herzliya Israel.

6.
Pursuant to Schedule 13D/A filed with the SEC on December 17, 2021, consists of: (i) 3,404,955 Company Shares held or record by Ambleside S.à r.l. (“Ambleside”) and (ii) 2,057,290 Company Shares held of record by Ambleside Lux S.à r.l. (“Ambleside Lux”). Vitruvian III Luxembourg S.à r.l. (“Vitruvian Luxembourg”), is the sole shareholder of Ambleside. VIP III Cortex-B S.à r.l. (“VIP III Cortex-B”) is the sole shareholder of Ambleside Lux. VIP III Nominees Limited (“VIP Nominees”) is the nominee for and on behalf of VIP III LP, and VIP III Co-Invest LP (collectively, the “Funds”), and sole legal shareholder of Vitruvian Luxembourg and VIP III Cortex-B. Vitruvian Partners LLP (“Vitruvian Partners”) is the manager of the Funds and sole shareholder of VIP Nominees. Michael Risman, one of our directors, is a managing partner of Vitruvian Partners. The address of the principal business office of VIP Nominees, VIP III LP and Vitruvian Partners is 105 Wigmore Street, London W1U 1QY, the address of the principal business office of VIP III Co-Invest LP is 12 Castle Street St Helier Jersey JE2 3RT and the address of the principal business office of Ambleside, Ambleside Lux, Vitruvian Luxembourg and VIP III Cortex-B is 21, rue Philippe II, L-2340 Luxembourg.

7.
Consists of 2,926,025 Company Shares underlying options exercisable within 60 days of June 15, 2024 and 23,438 restricted share units or performance share units to be vested within 60 days of June 15, 2024. On May 30, 2024, the compensation committee and the Board granted 500,000 Company RSU Awards to Mr. Adika, which are subject to shareholder approval of the CEO Compensation Proposal. For purposes of preparing the disclosure set forth in this proxy statement, we have assumed that the CEO Compensation Proposal has been approved by the Company’s shareholders, and accordingly 31,250 of such Company RSU Awards are reflected in this proxy statement as vested and the remaining 468,750 Company Shares underlying such Company RSU Awards are reflected in this proxy statement as outstanding and unvested. However, if the Company’s shareholders do not approve the CEO Compensation Proposal, all 500,000 of such Company RSU Awards will be null and void.

8.	Consists of 255,520 Company Shares underlying options exercisable within 60 days of June 15, 2024 and 2,344 performance share units to be vested within 60 days of June 15, 2024.

9.	Consists of 100,000 Company Shares underlying options exercisable within 60 days of June 15, 2024 and 1,250 performance share units to be vested within 60 days of June 15, 2024.

10.	Consists of 68,709 Company Shares underlying options exercisable within 60 days of June 15, 2024.

11.	Consists of 67,563 Company Shares underlying options exercisable within 60 days of June 15, 2024.

12.	Consists of 85,361 Company Shares underlying options exercisable within 60 days of June 15, 2024.

13.
Consists of 38,770 Company Shares underlying options exercisable within 60 days of June 15, 2024. Does not include the Company Shares beneficially held by entities affiliated with Insight Partners as set forth in footnote (1) above.

14.	Does not include the Company Shares beneficially held by entities affiliated with Ambleside as set forth in footnote (6) above.

15.
Consists of 38,770 Company Shares underlying options exercisable within 60 days of June 15, 2024. Does not include the Company Shares beneficially held by entities affiliated with Mangrove Capital Partners as set forth in footnote (4) above.

16.
On May 30, 2024, the compensation committee and the Board granted 500,000 Company RSU Awards to Mr. Adika, which are subject to shareholder approval of the CEO Compensation Proposal. For purposes of preparing the disclosure set forth in this proxy statement, we have assumed that the CEO Compensation Proposal has been approved by the Company’s shareholders, and accordingly 31,250 of such Company RSU Awards are reflected in this proxy statement as vested and the remaining 468,750 Company Shares underlying such Company RSU Awards are reflected in this proxy statement as outstanding and unvested. However, if the Company’s shareholders do not approve the CEO Compensation Proposal, all 500,000 of such Company RSU Awards will be null and void.

WHERE YOU CAN FIND MORE INFORMATION

We file annual reports with the SEC and furnish current reports and other information to the SEC. Our SEC filings are available for free to the public on the SEC’s Internet website at www.sec.gov. In addition, our filings with the SEC are also available for free to the public at the Investor Relations portion of our website, ir.walkme.com. Information contained on our website is not incorporated by reference into this document, and you should not consider information contained on those websites as part of this document.

The SEC allows us to “incorporate by reference” information into this proxy statement, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement, except for any information superseded by information in this proxy statement or incorporated by reference subsequent to the date of this proxy statement. This proxy statement incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition and are incorporated by reference into this proxy statement.

The following Company filings with the SEC are incorporated by reference:

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed on March 18, 2024; and

•
Reports of Foreign Private Issuer on Form 6-K furnished on May 22, 2024 (only the U.S. GAAP financial information contained in the (i) condensed consolidated statements of operations, (ii) condensed consolidated balance sheets and (iii) condensed consolidated statements of cash flow included in the press release attached as Exhibit 99.1 to the Report on Form 6-K), June 5, 2024 and June 28, 2024.

We also incorporate by reference into this proxy statement additional documents that we may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this proxy statement and the earlier of the date of the meeting or the termination of the Merger Agreement. In addition, any Reports on Foreign Private Issuer on Form 6‑K furnished by us to the SEC after the date of this document until the date of the meeting or the termination of the Merger Agreement, which we identify as being incorporated by reference into this document, are also incorporated by reference herein.

You may read and copy any reports, statements or other information incorporated by reference into this document (except for the exhibits to those documents) from us. You may also obtain these documents from the SEC or through the SEC’s website, described above. You may obtain any of the documents we file with the SEC, without charge and via first class mail or other prompt means, by requesting them in writing or by telephone from us at the following address and telephone number:

WalkMe Ltd.
1 Walter Moses St.
Tel Aviv 6789903, Israel
+972 (3) 763-0333

If you would like to request documents from us, please do so as soon as possible, to receive them before the meeting.

If you have any questions concerning the Merger, the meeting or the accompanying proxy statement, would like additional copies of the accompanying proxy statement or need help voting your Company Shares, please contact our Proxy Solicitor:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
800-967-4607
wkme@dfking.com

MISCELLANEOUS

The Company has supplied all information relating to the Company, and Parent has supplied, and the Company has not independently verified, all of the information relating to Parent and Merger Sub contained in this proxy statement.

You should rely only on the information contained in this proxy statement, the annexes to this proxy statement and the documents that we incorporate by reference in this proxy statement in voting on the Merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated July 1, 2024. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement), and the mailing of this proxy statement to shareholders does not create any implication to the contrary. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

The Board currently knows of no other business to be transacted at the meeting, other than as set forth in the notice of the meeting, dated June 28, 2024; but, if any other matter is properly presented at the meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors, /s/ Michele Bettencourt Michele Bettencourt Chairperson of the Board of Directors

Date: July 1, 2024

ANNEX A

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

SAP SE,

HUMMINGBIRD ACQUISITION CORP LTD.

and

WALKME LTD.

dated as of

June 4, 2024

Execution Version
TABLE OF CONTENTS

Page

ARTICLE I. THE MERGER	A - 3

Section 1.1	The Merger	A - 3
Section 1.2	Closing	A - 3
Section 1.3	Effective Time	A - 3
Section 1.4	Effect of the Merger	A - 3
Section 1.5	Articles of Association	A - 4
Section 1.6	Officers and Directors of the Surviving Company	A - 4

ARTICLE II. TREATMENT OF SECURITIES	A - 4

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY	A - 15

i

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	A - 48

ARTICLE V. COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER	A - 52

ARTICLE VI. ADDITIONAL AGREEMENTS	A - 66

ii

ARTICLE VII. CONDITIONS TO CONSUMMATION OF THE MERGER	A - 75

Section 7.1	Conditions to Each Party’s Obligations to Effect the Merger	A - 75
Section 7.2	Conditions to Obligations of Parent and Merger Sub	A - 76
Section 7.3	Conditions to Obligations of the Company	A - 77
Section 7.4	Frustration of Closing Conditions	A - 77

ARTICLE VIII. TERMINATION	A - 78

Section 8.1	Termination	A - 78
Section 8.2	Effect of Termination; Termination Fee	A - 79

ARTICLE IX. MISCELLANEOUS	A - 81

iii

Execution Version
AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated as of June 4, 2024, is made by and among (i) SAP SE, a European stock corporation (Societas Europaea) under the Laws of Germany and the European Union (“Parent”), (ii) HUMMINGBIRD ACQUISITION CORP LTD., a company organized under the Laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), and (iii) WALKME LTD., a company organized under the Laws of the State of Israel (the “Company”). All capitalized terms used in this Agreement will have the meanings ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Parties wish to effect a merger of Merger Sub with and into the Company, with the Company being the surviving entity (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314‑327 of the Israeli Companies Law, 5759-1999 (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in connection with the Merger, each ordinary share, no par value, of the Company (each, a “Company Share”) issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive the Per Share Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the ICL;

WHEREAS, prior to the execution of this Agreement, the board of directors of the Company (the “Company Board”) has unanimously adopted resolutions (a) determining that this Agreement and the transactions contemplated hereby, including the Merger (collectively, the “Transactions”), are fair to, advisable, and in the best interests of the Company and Company Shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company (as defined below) will be unable to fulfill the obligations of the Company to its creditors, (b) approving the execution, delivery, and performance of this Agreement, and the consummation of the Merger and the other Transactions on the terms and subject to the conditions set forth herein, (c) directing that the performance of this Agreement and the consummation of the Merger and the other Transactions be submitted to the Company Shareholders for their adoption and approval, and (d) resolving to recommend that the Company Shareholders adopt and approve the performance of this Agreement, the Merger and the other Transactions (such recommendation to the Company Shareholders, the “Company Board Recommendation”);

WHEREAS, prior to the execution of this Agreement, the board of directors of Merger Sub (the “Merger Sub Board”) has unanimously adopted resolutions (a) determining that this Agreement and the Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole shareholder and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, (b) approving the execution, delivery, and performance of this Agreement, and the consummation of the Merger and the other Transactions on the terms and subject to the conditions set forth herein, (c) directing that the performance of this Agreement and the consummation of the Merger and the other Transactions be submitted to the sole shareholder of Merger Sub for its adoption and approval, and (d) resolving to recommend that the sole shareholder of Merger Sub adopts and approves this Agreement, the Merger and the other Transactions;

WHEREAS, prior to the execution of this Agreement, each of the Executive Board and Supervisory Board of Parent (together, the “Parent Board”) has adopted resolutions (a) determining that this Agreement and the Transactions are fair to, advisable, and in the best interests of Parent and its shareholders and (b) approving and declaring advisable this Agreement, the execution, delivery, and performance of this Agreement, and the consummation of the Merger and the other Transactions on the terms and subject to the conditions set forth herein;

WHEREAS, as a condition to the willingness of Parent to enter into this Agreement and as a material inducement in consideration therefor, concurrently with the execution and delivery of this Agreement, (a) certain Company Shareholders are entering into voting and support agreements with Parent (the “Support Agreements”), pursuant to which, among other things, each such Company Shareholder is agreeing, subject to the terms thereof, to vote all Company Shares owned by such Company Shareholder in favor of the approval and adoption of this Agreement, the Merger and the other Transactions and (b) each of the Waiver Employees is entering into a waiver agreement, pursuant to which, among other things, each such Waiver Employee is agreeing, subject to the terms thereof, to waive and modify certain provisions governing such Waiver Employee’s compensatory arrangements (collectively, the “Waiver Agreements”); and

WHEREAS, the Parties desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the covenants, premises, representations, warranties, and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, upon the terms and subject to the conditions set forth herein, the Parties agree as follows:

ARTICLE I.
THE MERGER

Section 1.1          The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) will be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger), whereupon the separate existence of Merger Sub will cease, with the Company surviving the Merger (the Company, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Company”), such that following the Merger, the Surviving Company will (a) be a wholly owned subsidiary of Parent, (b) continue to be governed by the Laws of the State of Israel, and (c) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

Section 1.2          Closing. The closing of the Merger (the “Closing”) will take place remotely by electronic exchange of documents and signature pages thereto as soon as practicable and by no later than the fourth Business Day after the satisfaction or (to the extent permitted by Law or under this Agreement) waiver of the last to be satisfied or waived of the conditions set forth in Article VII (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law or under this Agreement) waiver of such conditions at the Closing), unless another date or place is mutually agreed to in writing by the Company and Parent. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3          Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place in accordance with Section 1.2, or on such other date as Parent and the Company may mutually agree, each of the Company and Parent shall, and Parent shall cause Merger Sub to, in coordination with each other, deliver to the Registrar of Companies of the Israeli Corporations Authority (the “Companies Registrar”) a notice (the “Merger Notice”) of the contemplated Merger and the proposed date on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the Parties shall deliver on the Closing Date. The Merger will become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”). The Parties will use reasonable best efforts to coordinate with the Companies Registrar the issuance of the Certificate of Merger as of the Closing Date or on another date reasonably agreed between the Parties.

Section 1.4          Effect of the Merger. The Merger will have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Company Shareholder, (a) Merger Sub will be merged with and into the Company, the separate existence of Merger Sub will cease and the Company will continue as the Surviving Company, (b) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Company, (c) all debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Company by way of universal succession, and (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) will continue unaffected by the Merger in accordance with the ICL.

Section 1.5          Articles of Association. At the Effective Time, the articles of association of Merger Sub, as in effect immediately prior to the Effective Time, will be the articles of association of the Surviving Company, until such articles of association are thereafter duly changed or amended as provided therein or by applicable Law.

Section 1.6          Officers and Directors of the Surviving Company. At the Effective Time, the directors of Merger Sub immediately before the Effective Time will become the directors of the Surviving Company, until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of association of the Surviving Company. At the Effective Time, the individuals designated by Parent prior to the Closing Date will become the officers of the Surviving Company, until their respective successors have been duly appointed, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of association of the Surviving Company.

ARTICLE II.
TREATMENT OF SECURITIES

Section 2.1          Treatment of Securities.

(a)          Treatment of Company Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or holders of any securities of the Company or of Merger Sub, subject to Section 2.1(b) and except as provided in Section 2.1(a)(ii):

(i)          Conversion of Company Shares. Each Company Share issued and outstanding immediately prior to the Effective Time (other than Company Shares represented by Excluded Shares) will be cancelled in exchange for the right to receive, without interest, an amount in cash equal to $14.00 (subject to adjustment under Section 2.1(b)) (the “Per Share Merger Consideration”) payable as provided in Section 2.2. From and after the Effective Time, the holders of all Company Shares (other than Company Shares represented by Excluded Shares) issued and outstanding immediately prior to the Effective Time (including all uncertificated Company Shares represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such Company Shares (each, a “Certificate”)) will cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration to such Company Shares, without interest, as provided in Section 2.2, and the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time.

(ii)          Treatment of Excluded Shares. At the Effective Time, all Excluded Shares will be automatically cancelled and will cease to exist and no Per Share Merger Consideration or any other consideration will be due or delivered in exchange therefor or in respect thereof.

(iii)          Treatment of Merger Sub Share Capital. At the Effective Time, each ordinary share, par value ten Israeli Agurot (NIS 0.10) per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be automatically and without further action converted into and become one validly issued, fully paid and nonassessable ordinary share, par value ten Israeli Agurot (NIS 0.10) per share, of the Surviving Company and such ordinary shares will constitute the only outstanding share capital of the Surviving Company. Each certificate evidencing ownership of such ordinary shares of Merger Sub immediately prior to the Effective Time will, as of the Effective Time, evidence ownership of such shares of the Surviving Company.

(b)          Adjustment. In the event that, between the date of this Agreement and the Effective Time, any change in the outstanding Company Shares will occur as a result of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into or exchangeable for Company Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar event, the Per Share Merger Consideration will be equitably adjusted to reflect such event and to provide to Company Shareholders the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 2.1(b) will be deemed to permit or authorize the Company to take any such action or effect any such change that it is not otherwise authorized or permitted to take place pursuant to Section 5.1.

Section 2.2            Payment for Company Shares; Surrender of Certificates.

(a)          Payments with respect to Company Shares (other than Section 102 Shares). Prior to the Effective Time (but in no event later than five Business Days prior to the Closing Date), Parent will designate (i) a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the payment and delivery of the Per Share Merger Consideration (the “Exchange Agent”) and (ii) in connection with the provisions of the Withholding Tax Ruling (as defined herein), an Israeli information and withholding agent reasonably acceptable to the Company (the “Israeli Withholding Agent”) to assist in reviewing any requisite residency certificate and/or other declarations and supporting documents for Israeli Tax withholding purposes and/or a Valid Tax Certificate, as applicable, and, in connection therewith, shall enter into agreements with the Exchange Agent and the Israeli Withholding Agent in a form reasonably satisfactory to the Company. The Exchange Agent will also act as the agent for the Company Shareholders for the purpose of receiving and holding their Certificates and Book-Entry Shares and will obtain no rights or interests in the Company Shares represented thereby. Prior to or at the Effective Time, Parent or Merger Sub will deposit, or cause to be deposited, with the Exchange Agent, cash in immediately available funds in an amount sufficient to pay the aggregate amount of Per Share Merger Consideration (other than consideration to be paid with respect to Section 102 Shares, which payment will be concurrently transferred directly to the 102 Trustee) (the “Exchange Fund”) for the sole benefit of the Company Shareholders (other than the holders of Excluded Shares and Section 102 Shares) entitled to Per Share Merger Consideration at the Effective Time in accordance with Section 2.1(a). In the event that the Exchange Fund is insufficient to pay the aggregate amount of all Per Share Merger Consideration due to the Company Shareholders (other than the holders of Excluded Shares and Section 102 Shares), Parent or Merger Sub will promptly deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent will direct the Exchange Agent to make, pursuant to irrevocable instructions, delivery of the Per Share Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund will not be used for any purpose that is not expressly provided for in this Agreement. The Exchange Fund will be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that no such investment or loss thereon shall relieve Parent or the Exchange Agent from making the payments required by this Agreement, including the obligation to deposit additional funds with the Exchange Agent to cover any deficiency in the Exchange Fund, nor shall it affect the amounts payable to holders of a Certificate or Book-Entry Share pursuant to this Article II. Any interest and other income resulting from such investments will be paid to Parent or the Surviving Company (at the election of Parent) which will bear, in either case, any taxes applicable in connection with any such interest or other income, on the earlier of (A) one year after the Effective Time or (B) the full payment of the Exchange Fund. To the extent that Parent or the Surviving Company is required to bear any Taxes applicable to such investments, Parent or the Surviving Company (as applicable) will be entitled to receive a portion of such interest or other income as determined by Parent or the Surviving Company (as applicable) in order to satisfy any Taxes which may be imposed on Parent or the Surviving Company (determined as if such interest or other income constitutes the only taxable income derived during the period); provided, however, that no such withdrawal from the Exchange Fund to satisfy any Taxes applicable to investments of the Exchange Fund shall relieve Parent or the Exchange Agent from making the payments required by this Agreement, including the obligation to deposit additional funds with the Exchange Agent to cover any deficiency in the Exchange Fund, nor shall it affect the amounts payable to holders of a Certificate or Book-Entry Share pursuant to this Article II.

(b)          Payments with respect to Section 102 Shares. On or prior to the Effective Time, Parent will cause the transfer of the aggregate Per Share Merger Consideration payable with respect to the Section 102 Shares to the 102 Trustee, on behalf of holders of Section 102 Shares, in accordance with Section 102 and the Options Tax Ruling (as defined herein) and/or the Interim Options Tax Ruling (as applicable) (as defined herein), in each case, if obtained (the “Section 102 Share Consideration”). The Section 102 Share Consideration will be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 and the Options Tax Ruling and/or the Interim Options Tax Ruling (as applicable), in each case, if obtained, and will be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 and the Options Tax Ruling and/or the Interim Options Tax Ruling (as applicable), in each case, if obtained.

(c)          Procedures for Surrender. As soon as reasonably practicable, and in any event within five Business Days after the Effective Time, Parent or the Surviving Company will direct the Exchange Agent to mail to each holder of record as of the Effective Time of a Certificate and whose Company Shares (other than Excluded Shares and the Section 102 Shares) were converted pursuant to Section 2.1 into the right to receive the Per Share Merger Consideration (i) a letter of transmittal, which will specify that delivery will be effected, and risk of loss and title to the Certificate will pass, only upon delivery of the Certificate (or affidavit of loss in lieu thereof) to the Exchange Agent and will be in such form as Parent and the Exchange Agent may reasonably specify (and will not contain any conditions to the payment of any portion of the Per Share Merger Consideration not agreed to by the Company prior to the Closing or contain any provisions that are not contemplated by this Agreement, other than customary provisions) and (ii) instructions for effecting the surrender of the Certificate (or affidavit of loss in lieu thereof) in exchange for payment of the Per Share Merger Consideration pursuant to Section 2.1. As soon as reasonably practicable, and in any event within five Business Days after the Effective Time, Parent or the Surviving Company will direct the Exchange Agent to mail to each holder of record as of the Effective Time of a Certificate or Book-Entry Share and whose Company Shares (other than Excluded Shares and the Section 102 Shares) were converted pursuant to Section 2.1 into the right to receive the Per Share Merger Consideration a form of declaration for Tax withholding purposes (or such other forms as are required under any applicable Tax Law) in which the beneficial owner of a Company Share provides certain information (and, if applicable, supporting documentation) necessary for Parent or the Exchange Agent or the Israeli Withholding Agent, as applicable, to determine whether any amounts need to be withheld from the consideration payable to such beneficial owner hereunder pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling, if obtained, the Code, or any provision of applicable Law). Subject to the Withholding Tax Ruling, upon surrender of a Certificate (or an affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with such letter of transmittal and declaration for Tax withholding purposes (including all required supporting documentation) and/or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), in each case, duly completed and validly executed in accordance with the respective instructions thereto and such other documents as may reasonably be required pursuant to such instructions, Parent will direct the Exchange Agent to pay to the holder of such Certificate the applicable Per Share Merger Consideration pursuant to the provisions of this Article II for each Company Share formerly represented by such Certificate, as soon as reasonably practicable, and in any event within three Business Days (subject to the delay of up to 365 days contemplated by Section 2.4) following the later to occur of (x) the Effective Time and (y) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) and a declaration for Tax withholding purposes (including all required supporting documentation) and/or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), and the Certificate (or affidavit of loss in lieu thereof) so surrendered will be forthwith cancelled. No holder of record of a Book-Entry Share will be required to deliver a letter of transmittal or surrender such Book-Entry Shares to the Exchange Agent, and in lieu thereof, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer and documentation as the Exchange Agent may reasonably request), the holder of such Book-Entry Share shall be entitled to receive the applicable Per Share Merger Consideration pursuant to the provisions of this Article II for each Company Share formerly represented by such Book-Entry Share, as soon as reasonably practicable, and in any event within five Business Days (subject to the delay of up to 365 days contemplated by Section 2.4) following the later to occur of (x) the Effective Time and (y) the Exchange Agent’s receipt of a declaration for Tax withholding purposes (including all required supporting documentation) and/or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law). The Exchange Agent will accept a Certificate (or affidavit of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it will be a condition precedent of payment that (A) the Certificate so surrendered will be properly endorsed or will be otherwise in proper form for transfer and (B) the Person requesting such payment will have paid any transfer and other similar Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of the Certificate surrendered or will have established to the satisfaction of the Surviving Company that such Tax either has been paid or is not required to be paid. Any other transfer Taxes shall be borne by Parent. Payment of the applicable Per Share Merger Consideration with respect to a Book-Entry Share will only be made to the Person in whose name such Book-Entry Share is registered. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share will be deemed at any time after the Effective Time to represent only the right to receive the applicable Per Share Merger Consideration as contemplated by this Article II, without interest thereon and less applicable Taxes (if any) required to be withheld.

(d)          Transfer Books; No Further Ownership Rights in Company Shares. At the Effective Time, the share transfer books or ledger of the Company will be closed, and thereafter there will be no further registration of transfers of Company Shares on the records of the Company. From and after the Effective Time, the holder of a Certificate or Book-Entry Share outstanding immediately prior to the Effective Time will cease to have any rights with respect to the Company Shares represented thereby except as otherwise provided for herein or by applicable Law. If, after the Effective Time, a Certificate or Book-Entry Share is presented to the Surviving Company for any reason, it will be cancelled and exchanged as provided in this Agreement.

(e)          Termination of Exchange Fund; No Liability. Unless otherwise determined in the Withholding Tax Ruling, at any time following 12 months after the Effective Time, Parent will be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of a Certificate or Book-Entry Share (other than holders of Excluded Shares), and thereafter such holders will be entitled to look only to the Surviving Company and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Per Share Merger Consideration payable upon due surrender of their Certificate or Book-Entry Share and compliance with the procedures in Section 2.2(c) (with Parent acting as the Exchange Agent), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Company, Parent, Merger Sub, or the Exchange Agent will be liable to any holder of a Certificate or Book-Entry Share for any Per Share Merger Consideration, dividends, or other amounts properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar applicable Law.

(f)          Lost, Stolen or Destroyed Certificates. In the event that any Certificate is lost, stolen or destroyed, Parent will, or will direct the Exchange Agent to, issue, in exchange for such lost, stolen or destroyed Certificate, upon the making of an affidavit of that fact by the holder thereof (such affidavit to be in a form reasonably satisfactory to Parent and the Exchange Agent), the Per Share Merger Consideration payable in respect thereof pursuant to Section 2.1; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such reasonable and customary amount as Parent may direct as indemnity against any claim that may be made against Parent, Merger Sub or the Exchange Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

Section 2.3          Treatment of Company Equity Awards.

(a)	Company Options.

(i)          Each Company Option to the extent vested, outstanding and unexercised as of immediately prior to the Effective Time in accordance with its terms (after giving effect to any vesting that occurs as a result of the Transactions in respect of the members of the Company Board and subject in all cases to the terms of the applicable Waiver Agreement) (such Company Option, a “Vested Cashed-Out Company Option”), without any action on the part of Parent, Merger Sub, the Company, the holder of such Vested Cashed-Out Company Option or any other Person, will be cancelled and converted at the Effective Time into the right to receive from the Surviving Company (except for Vested Option Consideration paid with respect to Section 102 Awards and Section 3(i) Awards, which shall be paid through the 102 Trustee) an amount in cash equal to the product of (x) the number of Company Shares subject to such Vested Cashed-Out Company Option, multiplied by (y) the excess, if any, of the Per Share Merger Consideration over the applicable per share exercise price of such Vested Cashed-Out Company Option (the “Vested Option Consideration”).

(ii)          Each Company Option to the extent unvested, outstanding and unexercised as of immediately prior to the Effective Time and held by a Continuing Employee or Continuing Service Provider (such Company Option, an “Unvested Cashed-Out Company Option” and, together with the Vested Cashed-Out Company Options, the “Cashed-Out Company Options”), without any action on the part of Parent, Merger Sub or the Company, will be cancelled and converted at the Effective Time into the right to receive from the Surviving Company (except for Unvested Option Consideration paid with respect to Section 102 Awards and Section 3(i) Awards, which shall be paid through the 102 Trustee) an amount in cash per Company Share subject to such Unvested Cashed-Out Company Option equal to the excess, if any, of the Per Share Merger Consideration over the applicable per share exercise price of such Unvested Cashed-Out Company Option, payable subject to the same vesting terms applicable to the Unvested Cashed-Out Company Option immediately prior to the Effective Time (the “Unvested Option Consideration” and, together with the Vested Option Consideration, the “Option Consideration”); provided, however, that Parent may, in its sole discretion, adjust the original vesting dates scheduled to occur following the Effective Time to align with the next Quarterly Vesting Date following each such original vesting date. Each Company Option that is outstanding and unvested as of immediately prior to the Effective Time and not held by a Continuing Employee or Continuing Service Provider will be cancelled without the payment of any consideration therefor.

(iii)          For the avoidance of doubt, each Cashed-Out Company Option with a per share exercise price that is equal to or greater than the Per Share Merger Consideration will, in each case, as of the Effective Time, be cancelled without the payment of any consideration therefor.

(iv)          Any payments with respect to Cashed-Out Company Options will be made in accordance with Section 2.3(d) below, subject to all applicable Tax withholding requirements.

(b)	Company RSU Awards.

(i)          Each Company RSU Award that is outstanding, vested and unsettled as of the Effective Time in accordance with its terms (after giving effect to any vesting that occurs as a result of the Transactions in respect of the members of the Company Board and subject in all cases to the terms of the applicable Waiver Agreement) that is not assumed by Parent in accordance with Section 2.3(b)(ii) (each, a “Cashed-Out Company RSU Award”), without any action on the part of Parent, Merger Sub, the Company, the holder of such Cashed-Out Company RSU Award or any other Person, will be cancelled and converted at the Effective Time into the right to receive from the Surviving Company (except for Cashed-Out RSU Consideration (as defined below) paid with respect to Section 102 Awards and Section 3(i) Awards, which shall be paid through the 102 Trustee) an amount in cash equal to the product of (x) the number of Company Shares subject to such Cashed-Out Company RSU Award and (y) the Per Share Merger Consideration (the “Cashed-Out RSU Consideration”). Any such payment with respect to Cashed-Out Company RSU Awards will be made in accordance with Section 2.3(d) below, subject to all applicable Tax withholding requirements.

(ii)          Subject to Section 2.3(b)(iii) and Section 2.3(b)(iv) below, each Company RSU Award that is outstanding and unvested as of the Effective Time and held by a Continuing Employee or Continuing Service Provider (each, an “Unvested Company RSU Award”), without any action on the part of Parent, Merger Sub, the Company, the holder of such Company RSU Award or any other Person, will be assumed by Parent and converted at the Effective Time into an award of Parent restricted stock units (an “Assumed RSU Award”), subject to substantially the same terms and conditions as were applicable to such Company RSU Award immediately prior to the Effective Time, including, without limitation, any service-based vesting terms (except (x) for terms rendered inoperative by reason of the Transactions as determined by Parent in its sole and reasonable discretion and (y) that with respect to any Company RSU Award that is subject to performance-based vesting criteria, no performance-based vesting metrics or criteria shall apply from and after the Effective Time, other than (I) forfeiture terms for awards not subject to, or no longer subject to, service-based vesting conditions and (II) any recoupment provisions) covering a number of ordinary shares of Parent, rounded down to the nearest whole share, determined by multiplying (A) the number of Company Shares subject to such Unvested Company RSU Award by (B) the Exchange Ratio; provided, however, that with respect to any Unvested Company RSU Award that remains subject to performance-based vesting criteria in respect of a performance period that has not ended as of immediately prior to the Effective Time, the performance-based vesting criteria in respect of such ongoing performance period will be deemed achieved at target (or at such lower level of achievement, if any, required by the terms of the applicable Company RSU Award upon consummation of the Merger), and the number of Company Shares subject to such Unvested Company RSU Award for purposes of the immediately foregoing sentence shall be based on such target achievement (or at such lower level of achievement, if any, required by the terms of the applicable Company RSU Award upon consummation of the Merger) (this proviso, the “Open Performance Period Treatment”). For the avoidance of doubt, if any performance-based vesting criteria applicable to a Company RSU Award has been achieved below target in respect of a performance period that has ended prior to the Effective Time (“Actual Achievement Level”), such performance-based vesting criteria shall be deemed achieved at the Actual Achievement Level and the portion of the Company RSU Award to which such achieved performance-based vesting criteria applied shall be assumed based on the performance-based vesting criteria being achieved at the Actual Achievement Level (and such portion of such Company RSU Award shall under no circumstances be deemed earned at target) (the “Actual Achievement Treatment” and, together with the Open Performance Period Treatment, the “PSU Award Treatment”), in each case, notwithstanding anything to the contrary set forth in the applicable award agreement, plan document or any other agreement or arrangement. Except as expressly provided above, following the Effective Time, each Assumed RSU Award shall continue to be governed by substantially the same terms and conditions (including service-based vesting), as were applicable to such Unvested Company RSU Award immediately prior to the Effective Time (provided, however, that, with respect to each Assumed RSU Award, Parent may, in its sole discretion, adjust the original vesting dates scheduled to occur following the Effective Time to align with the next Quarterly Vesting Date following each such original vesting date). Each Company RSU Award that is outstanding and unvested as of immediately prior to the Effective Time and not held by a Continuing Employee or Continuing Service Provider will be cancelled without the payment of any consideration therefor.

(iii)          Notwithstanding the foregoing, Parent reserves the right, in its sole discretion, to settle any Assumed RSU Award in cash.

(iv)          Notwithstanding the foregoing, Parent shall, at the Effective Time, instead cancel and convert each Unvested Company RSU Award which is a Section 102 Award or Section 3(i) Award into the right to receive through the 102 Trustee an amount in cash per Company Share subject to such Unvested Company RSU Award (with the number of shares subject to such Unvested Company RSU Award determined in accordance with Section 2.3(b)(ii) after application of the PSU Award Treatment) equal to the Per Share Merger Consideration, payable subject to the same service-based vesting, forfeiture and recoupment terms described in Section 2.3(b)(ii); provided, however, that Parent may, in its sole discretion, adjust the original vesting dates scheduled to occur following the Effective Time to align with the next Quarterly Vesting Date following each such original vesting date. Each Company RSU Award that is outstanding and unvested as of immediately prior to the Effective Time and not held by a Continuing Employee or Continuing Service Provider will be cancelled without the payment of any consideration therefor.

(c)          Company ESPP. If the Effective Time occurs on or before the last Purchase Date in an Offering Period (as each such term is defined in the Company ESPP) in effect as of the date of this Agreement (the “Final Offering Period”) and there are purchase rights then outstanding with respect to such Final Offering Period, the Company Board will, prior to the Effective Time, take such actions as are necessary to terminate the Final Offering Period on a date determined by the Company Board that is no later than ten days prior to the Closing Date (the “New Purchase Date”) and cause any purchase rights outstanding under the Company ESPP as of the New Purchase Date to be automatically exercised on the New Purchase Date in accordance with the terms of the Company ESPP. The Company shall take all actions necessary to (i) cause no additional Offering Period to commence following the date of this Agreement, (ii) prevent any new participants into the Company ESPP after the date hereof, (iii) prevent any existing participants from increasing his or her payroll deduction election under the Company ESPP in effect as of the date hereof and (iv) terminate the Company ESPP as of immediately prior to the Effective Time.

(d)          Payments with respect to Company Equity Awards Paid or Settled in Cash. Subject to Section 2.4:

(i)          (A) on or prior to the Effective Time, Parent will cause the transfer of the aggregate consideration payable under Section 2.3(a)(i) or Section 2.3(b)(i), as applicable, and, at the applicable time, Parent will cause the transfer of any Unvested Option Consideration (or the applicable portion thereof) payable under Section 2.3(a)(ii) and any consideration (or the applicable portion thereof) payable under Section 2.3(b)(iv), in each case, with respect to Section 102 Awards or Section 3(i) Awards, to the 102 Trustee, on behalf of holders of Section 102 Awards or Section 3(i) Awards, as applicable, in accordance with Section 102 (if applicable) and the Options Tax Ruling and/or the Interim Options Tax Ruling (as applicable), in each case if obtained (the “Section 102 Award Consideration” and the “Section 3(i) Award Consideration”), and (B) the Section 102 Award Consideration and the Section 3(i) Award Consideration will be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 (if applicable) and the Options Tax Ruling and/or the Interim Options Tax Ruling (as applicable), in each case if obtained, and will be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 (if applicable) and the Options Tax Ruling and/or the Interim Options Tax Ruling (as applicable), in each case if obtained;

(ii)          on or prior to the Effective Time, Parent will cause the deposit of the aggregate amount of consideration payable under Section 2.3(a)(i) or Section 2.3(b)(i) with respect to Company Equity Awards (other than Section 102 Awards and Section 3(i) Awards) with the Surviving Company or its Subsidiaries at one or more accounts designated by the Company (which accounts shall be designated by the Company prior to the Closing) for the benefit of the holders of Company Equity Awards (other than Section 102 Awards and Section 3(i) Awards), which amounts will be paid by the Surviving Company or its applicable Subsidiaries to the respective holders thereof through the Surviving Company’s or its applicable Subsidiary’s payroll systems, subject to applicable withholding Taxes, promptly and, in any event, no later than ten Business Days following the Closing;

(iii)          Unvested Option Consideration (or the applicable portion thereof) payable under Section 2.3(a)(ii) (other than Unvested Option Consideration payable with respect to Section 102 Awards and Section 3(i) Awards) shall be paid by the Surviving Company or its applicable Subsidiaries to the respective holders of Unvested Cashed-Out Company Options through the Surviving Company’s or its applicable Subsidiary’s payroll systems, subject to applicable withholding Taxes, on the next payroll date following the applicable vesting date (or as soon as practicable thereafter); and

(iv)          any consideration that may be payable pursuant to Section 2.3(b)(iii) (or the applicable portion thereof) shall be paid by the Surviving Company or its applicable Subsidiaries to the respective holders of Unvested Company RSU Awards through the Surviving Company’s or its applicable Subsidiary’s payroll systems, subject to applicable withholding Taxes, on the next payroll date following the applicable vesting date (or as soon as practicable thereafter).

(e)          Parties’ Obligations. Prior to the Closing Date, the Company, Merger Sub and Parent will take all actions and adopt such resolutions as are necessary and appropriate to give effect to and accomplish the transactions contemplated by this Section 2.3. Parent will, or will cause the Surviving Company to, make the payments due under this Section 2.3, and Parent will take all actions necessary to ensure that, if applicable, the Surviving Company and the 102 Trustee have cash sufficient to satisfy the payment obligations set forth in this Section 2.3, including, to the extent necessary, depositing with the Surviving Company and the 102 Trustee the amounts due under this Section 2.3.

Section 2.4             Withholding.

(a)          Parent, Merger Sub, the Surviving Company, the 102 Trustee, the Exchange Agent, the Israeli Withholding Agent, and any other third-party paying agent (each a “Payor”) will each be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration (in cash or in kind) otherwise payable to a holder of Company Shares or Company Equity Awards pursuant to this Agreement, any amounts that are required to be withheld or deducted pursuant to the Code, the Ordinance or any applicable provisions of Israeli or non-Israeli Tax Law, and in accordance with the Withholding Tax Ruling and the Options Tax Ruling, if obtained. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made.

(b)          Notwithstanding the foregoing provisions and subject to any other provision to the contrary in the Withholding Tax Ruling (if obtained), with respect to Israeli Taxes, the consideration payable to each Company Shareholder (other than the holders of Section 102 Shares) will be retained by the Exchange Agent for the benefit of each such Company Shareholder for a period of up to 365 days from Closing (the “Withholding Drop Date”), unless Parent or the Exchange Agent is otherwise explicitly instructed in writing by the ITA (during which time no Payor will make any payments to any Company Shareholder and withhold any amounts for Israeli Taxes from the payment deliverable pursuant to this Agreement, except as provided below and during which time each Company Shareholder may obtain (or, if one already exists, present to the Israeli Withholding Agent) a Valid Tax Certificate). If a Company Shareholder delivers, no later than three Business Days prior to the Withholding Drop Date a Valid Tax Certificate to a Payor, then the Per Share Merger Consideration due to such Company Shareholder will be paid to such Company Shareholder and the deduction and withholding of any Israeli Taxes will be made only in accordance with such Valid Tax Certificate, subject to any non-Israeli withholding which is applicable to the payment under applicable Law (if any). If any Company Shareholder (a) does not provide Payor with a Valid Tax Certificate, by no later than three Business Days before the Withholding Drop Date, or (b) submits a written request with Payor to release his portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then the amount to be withheld from such Company Shareholder’s portion of the consideration will be calculated according to the applicable withholding rate on the date of payment, as reasonably determined by the Israeli Withholding Agent. Unless otherwise determined in the Withholding Tax Ruling, any withholding made in New Israeli Shekels with respect to payments made hereunder in Dollars will be calculated based on a conversion rate on the date the payment is actually made to any recipient and any currency conversion commissions will be borne by the applicable payment recipient and deducted from payments to be made to such payment recipient. Notwithstanding the foregoing, if the Withholding Tax Ruling is not obtained, and provided that the Israeli Withholding Agent delivers to Parent, prior to the Closing, an undertaking as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be Transferred to the Seller at Future Dates), then the Per Share Merger Consideration payable to each Company Shareholder (other than the holders of Section 102 Shares) will be paid, free of any withholding, to the Israeli Withholding Agent, and such amounts will be paid to Company Shareholders (other than the holders of Section 102 Shares) via the Exchange Agent, subject to the provisions of this Section 2.4, which will apply, mutatis mutandis, to the Israeli Withholding Agent, and the Parties agree to adjust the payment procedures accordingly pursuant to Section 2.6.

(c)          Notwithstanding the provisions of Section 2.4(a), any payments (in cash or in kind) made to holders of Company Options, holders of Company RSU Awards and holders of Section 102 Shares will be subject to deduction or withholding of Israeli Tax pursuant to the Ordinance on 16th day of the calendar month following the month during which the Closing occurs, unless (i) with respect to holders of Section 102 Awards and Section 3(i) Awards, the Options Tax Ruling (or the Interim Options Tax Ruling) shall have been obtained before the 16th day of the calendar month following the month during which the Closing occurs, and in such case, Parent or the Company, or any Person acting on their behalf shall act in accordance with the Options Tax Ruling (or the Interim Options Tax Ruling), (ii) subject to provisions of the Withholding Tax Ruling, if obtained, with respect to any non-Israeli resident holders of Company Options or Company RSU Awards that were granted such awards in consideration for work or services performed entirely outside of Israel and that provide to Parent, no later than five Business Days prior to the Closing Date, with a validly executed declaration in a form satisfactory to Parent, then such payments will not be subject to any withholding or deduction of Israeli Tax, and will be made through the applicable Company Subsidiary’s payroll or accounts payable system, as applicable, subject to any non-Israeli withholding required under applicable Law, and (iii) with respect to holders of Company Options and Company RSU Awards that do not fall under clauses (i) and (ii) above, a Valid Tax Certificate was provided.

(d)          Notwithstanding the provisions of Section 2.3(d)(ii) and this Section 2.4 and, if the Interim Options Tax Ruling is not obtained prior to the Closing Date, then the Section 3(i) Award Consideration will be delivered to the 102 Trustee free of withholding of Israeli Tax only if the 102 Trustee provides to Parent, prior to the Closing Date, an undertaking as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be Transferred to the Seller at Future Dates) with respect to such amounts.

Section 2.5  Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of the Company, Merger Sub or otherwise, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

Section 2.6  Adjustment of Payment Procedures. If following the date hereof, the Parties mutually determine in good faith, based on discussions with the Exchange Agent and Israeli Withholding Agent, or based on the Withholding Tax Ruling or Options Tax Ruling (in each case, if obtained), that the Parties are required to act in a manner other than as provided for in Section 2.2, Section 2.3, and Section 2.4 above with respect to the Tax withholding and payment procedures set forth therein, the Parties agree to take all action necessary or advisable, subject to mutual agreement between the Parties, to act in accordance with such required Tax withholding and payment procedures.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the reports, schedules, forms, statements and other documents filed or furnished by the Company with the SEC and made publicly available, in each case, prior to the date of this Agreement (excluding any forward-looking disclosures or “risk factors” set forth therein, in each case, to the extent that such statements are predictive, cautionary, protective or forward-looking in nature) or (b) the correspondingly numbered Section of that certain disclosure letter delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent and Merger Sub as set forth below in this Article III as of the date hereof. For the purposes of this Article III (other than Section 3.1, Section 3.2, Section 3.3, Section 3.19, Section 3.25 and Section 3.26), the term “Company” will be deemed to refer to the Company and/or any Subsidiary of the Company (each, a “Company Subsidiary”).

Section 3.1          Corporate Organization; Subsidiaries.

(a)          The Company is a corporation duly organized and validly existing under the Laws of the State of Israel and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is in good standing (to the extent such concept is recognized under applicable Law) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Section 3.1(b) of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Subsidiary and the type of legal entity, jurisdiction of organization, directors and issued and outstanding equity interests of each Company Subsidiary. Neither the Company nor any Company Subsidiary owns, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in any Person, other than in a Company Subsidiary, and each Company Subsidiary is a direct or indirect wholly owned Subsidiary of the Company. Each Company Subsidiary is duly organized, validly existing and, to the extent such concept is recognized under applicable Law, in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so duly organized, validly existing, in good standing or have such power and authority would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.2        Articles of Association. The Company has Made Available to Parent a true, correct and complete copy of its amended and restated articles of association (as amended to date and as currently in effect as of the date of this Agreement, the “Company Charter Documents”) and equivalent organizational documents of each Company Subsidiary. The Company Charter Documents and the equivalent organizational documents of each Company Subsidiary are in full force and effect. The Company is not in material violation of any provision of the Company Charter Documents, and no Company Subsidiary is in material violation of any provision of its organizational documents.

Section 3.3          Capitalization.

(a)          The registered (authorized) share capital of the Company consists of 900,000,000 Company Shares.

(b)          All outstanding Company Shares are duly authorized, validly issued, fully paid and nonassessable and are issued free and clear of any and all Liens, preemptive rights, put or call rights, restrictions on the Company’s voting rights or other rights of third parties or any similar rights or restrictions under any provision of the ICL, the Company Charter Documents or any Contract to which the Company or a Company Subsidiary is party. All Company Shares subject to issuance upon the exercise, vesting or conversion of any convertible security that may be issued prior to the Effective Time are duly authorized and will, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be validly issued, fully paid and nonassessable and be issued free and clear of any and all Liens, preemptive rights, put or call rights, restrictions on the Company’s voting rights or other rights of third parties or any similar rights or restrictions under any provision of the ICL, the Company Charter Documents or any Contract to which the Company or a Company Subsidiary is party.

(c)	As of the close of business on May 30, 2024 (the “Capitalization Date”):

(i)	93,103,770 Company Shares were issued and outstanding;

(ii)	no Company Shares were represented by American depositary shares;

(iii)	no Company Shares were held by a Company Subsidiary;

(iv)	no Company Shares were held in the treasury of the Company;

(v)         10,441,896 Company Shares were subject to outstanding Company Options, of which (A) 7,985,240 Company Shares were subject to outstanding vested Company Options and (B) 2,456,656 Company Shares were subject to outstanding unvested Company Options; and

(vi)        8,322,303 Company Shares were subject to outstanding Company RSU Awards, of which (A) 111,875 Company Shares were subject to outstanding vested Company RSU Awards and (B) 8,210,428 Company Shares were subject to outstanding unvested Company RSU Awards.

(d)          Section 3.3(d) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) each Company Equity Award outstanding as of the Capitalization Date, (ii) the Company Equity Plan under which such Company Equity Award was issued, (iii) the anonymized identification number of the holder thereof, (iv) the number of Company Shares issuable thereunder (at “target” performance with respect to any Company Equity Award subject to performance-based vesting in respect of a performance period that is ongoing as of the date of this Agreement), (v) if the holder is not a natural person (excluding the 102 Trustee), the type of entity of the holder, (vi) whether the holder is a current or former employee, individual consultant, individual independent contractor or non-employee director of the Company or any Company Subsidiary, (vii) the grant date, exercise price (or similar purchase price) and expiration date thereof (as applicable), (vii) the vesting schedule of such Company Option or Company RSU Award, including to the extent vested as of the date hereof, and whether such vesting is subject to acceleration as a result of or in connection with the consummation of the Transactions, including the Merger or any other events, (viii) with respect to each Company Option, whether such Company Option is a non-statutory option or intended to qualify as an incentive stock option (as defined in Code Section 422), (ix) whether such Company Option or Company RSU Award is a Section 102 Award and, for each such Section 102 Award, the date of deposit of such Section 102 Award with the 102 Trustee and the date of deposit of the applicable board of directors resolution with the 102 Trustee, (x) the country in which the holder thereof provides services to the Company or any Company Subsidiary and (xi) such other information which Parent may reasonably request. Each Company Option and Company RSU Award was granted under one of the Company Equity Plans.

(e)          Except for changes since the Capitalization Date resulting from the exercise of Company Options, the vesting and settlement of Company RSU Awards outstanding on such date or issuances of Company Shares in connection with the exercise of purchase rights under the Company ESPP, or actions taken after the date of this Agreement expressly authorized or permitted by Section 5.1 of this Agreement, neither the Company nor any Company Subsidiary has issued or is subject to any (i) options, warrants, calls, subscriptions, or other rights, Contracts, arrangements or commitments of any character relating to the issued or unissued share capital of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, grant or sell any shares of, or other equity interests in, the Company or any Company Subsidiary, or securities convertible into or exchangeable or exercisable for such equity interests, (ii) shares of, or other voting securities or ownership interests in, the Company or any Company Subsidiary, or (iii) restricted shares, restricted share units, share appreciation rights, performance shares, contingent value rights, “phantom” shares or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of any shares or other voting securities (including any bonds, debentures, notes or other indebtedness having voting rights or convertible into securities having voting rights) or ownership interests in the Company or any Company Subsidiary (the items in clauses (i) through (iii) being referred to collectively herein as the “Company Securities”), other than as described in Section 3.3(c).

(f)          Without limiting the generality of the foregoing, except for the Support Agreements, there is no voting agreement, voting trust, shareholder agreement, proxy or other Contract to which the Company or any Company Subsidiary is a party or, to the Knowledge of the Company, to which any other Person is a party, with respect to the voting of any Company Share or of any other equity interest of the Company or any Company Subsidiary or restricting any Person from selling, pledging or otherwise disposing of any Company Shares.

(g)          Except as set forth in Section 3.3(g) of the Company Disclosure Letter, there are no outstanding contractual obligations (contingent or otherwise) of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Shares or any other Company Securities or any equity interests of any Company Subsidiary, to pay any dividend or make any other distribution in respect thereof or to provide funds to, make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other Person. Each outstanding equity interest of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable and issued free of any preemptive rights or similar rights, and each such equity interest is owned beneficially and of record by the Company or another Company Subsidiary free and clear of all Liens or Contracts or other limitations on the Company’s or any Company Subsidiary’s voting rights. In the last 12 months, neither the Company nor any Company Subsidiary has declared or paid any dividends (other than dividends to or among the Company and Company Subsidiaries).

Section 3.4          Authority, Execution and Delivery; Enforceability.

(a)          The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations hereunder and, subject to receipt of the Company Shareholder Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings or actions on the part of the Company and no other Company Shareholder votes are necessary to authorize the execution and performance by the Company of this Agreement or to consummate the Transactions (except for (i) receipt of the Company Shareholder Approval and (ii) the filing of the Merger Proposal (as defined herein) and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the Governmental Authority before which any Action therefor may be brought.

(b)          The Company Board, at a meeting duly called and held in compliance with the requirements of ICL and the Company Charter Documents prior to the execution of this Agreement, unanimously adopted resolutions (i) determining that this Agreement and the Transactions are fair to, advisable, and in the best interests of the Company and Company Shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approving the execution, delivery, and performance of this Agreement, and the consummation of the Merger and the other Transactions on the terms and subject to the conditions set forth herein, (iii) directing that the performance of this Agreement and the consummation of the Merger and the other Transactions be submitted to the Company Shareholders for their adoption and approval, and (iv) resolving to recommend that the Company Shareholders adopt and approve the performance of this Agreement, the Merger and the other Transactions. As of the date of this Agreement, such resolutions of the Company Board have not been rescinded, modified or withdrawn in any way.

Section 3.5          No Conflict; Required Filings; Consents.

(a)          The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Transactions will not (i) assuming the Company Shareholder Approval is obtained, conflict with or violate the Company Charter Documents or the equivalent organizational documents of any Company Subsidiary, (ii) assuming that all Consents, approvals, authorizations, and permits of, filings with and notifications to Governmental Authorities described in Section 3.5(b) have been obtained or made, as applicable, and any waiting periods thereunder have terminated or expired, materially conflict with or violate any Law or Order applicable to the Company or by which any property or asset of the Company is bound or affected, (iii) subject to filing the IIA Notice and the IIA Undertaking, conflict with or violate any of the terms or requirements of, or give a Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any material right or remedy, or require any material refund or recapture with respect to, any Government Grant or other Permit, or any benefit provided or available under any Government Grant or other Permit that is held by the Company or (iv) assuming the giving, making or obtaining of those filings, notices, reports, Consents, registrations, approvals, permits, waivers, expirations of waiting periods and authorizations set forth in Section 3.5(a) of the Company Disclosure Letter, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under or give to others any right of termination, cancellation, vesting, payment, renegotiation, modification, amendment, suspension, revocation or acceleration of any obligation or loss or modification of any benefit of, or result in the creation of a Lien (other than Permitted Liens) on any property or asset of the Company pursuant to any Company Material Contract, Permit or Company Plan.

(b)          Without limiting the generality of clause (ii) of Section 3.5(a), the execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) the IIA Notice and IIA Undertaking, (ii) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (iii) the filing of requests for receipt of the Options Tax Ruling and the Withholding Tax Ruling, (iv) any filings, notices and Consents as may be required under the rules and regulations of Nasdaq, (v) the furnishing of a proxy statement relating to the Company Special Meeting (such proxy statement (including a proxy card (Ktav Hatzbaa) required under the ICL and the regulations promulgated thereunder), as amended or supplemented, being referred to herein as the “Proxy Statement”) to the SEC on Form 6-K, (vi) applicable requirements, if any, of the Securities Act, the Exchange Act and state securities or “blue sky” Laws (“Blue Sky Laws”), (vii) the pre-merger notification requirements of the HSR Act and other applicable Antitrust Laws, and (viii) such filings and other approvals as may be required solely by reason of Parent’s or Merger Sub’s (as opposed to any third party’s) participation in the Merger or the other Transactions.

Section 3.6          Permits; Compliance; TID U.S. Business; Government Contracts.

(a)          (i) The Company is in possession of all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Authority necessary for the Company to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Permits”) in all material respects, and (ii) all Permits are in full force and effect in all material respects, and, in each case, as of the date of this Agreement, no suspension, cancellation, withdrawal or revocation of a Permit is pending or, to the Knowledge of the Company, threatened. The Company is not in material conflict with, default under or violation of, any Law applicable to the Company or by which any property or asset of the Company is bound or affected. In the last five years, the Company has not received any notice from a Governmental Authority of any suspension, cancellation, withdrawal, or revocation of any Permit or threatening to suspend, cancel, withdraw, or revoke any Permit. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of the Company, threatened, that seek the suspension, cancellation, withdrawal, or revocation of any Permit. In the last five years, the Company has obtained, utilized, and maintained all Permits in compliance with all applicable Laws (including Applicable Anticorruption Laws (as defined below), Trade Control Laws and Sanctions) in all material respects.

(b)          In the last five years, neither the Company nor, to the Knowledge of the Company, any Person acting on behalf of the Company (including any Representative thereof acting on its behalf) has, directly or indirectly, taken any action which would cause them to be in violation of: (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder; (ii) Sections 291 and 291A of the Israeli Penal Law, 1977; (iii) the Israeli Prohibition on Money Laundering Law, 2000; (iv) the UK Bribery Act of 2010; (v) the German Criminal Act, or any applicable Laws implementing the Organization for Economic Co-operation and Development’s (OECD) Convention on Combating Bribery of Foreign Public Officials in Business Transaction; and (vi) any other applicable anticorruption and/or anti-bribery Laws of any Governmental Authority of any jurisdiction applicable to the Company (whether by virtue of jurisdiction, organization or conduct of business) (collectively, the “Applicable Anticorruption Laws”).

(c)          In the last five years, the Company (including any Representative thereof acting on its behalf) has not, directly or indirectly, corruptly offered, paid, promised to pay, or authorized a payment, of any money or other thing of value (including any fee, gift, sample, commission payment, discount, travel expense, or entertainment) to any of the following Persons, or to any Person on behalf of the following Persons, for the purpose of (i) influencing any act or decision of such Person, (ii) inducing such Person to do or omit to do any act in violation of the lawful duty of such Person, (iii) securing any improper advantage, or (iv) inducing such Person to use such Person’s influence with a Governmental Entity to assist the Company in obtaining or retaining business for or with, or directing the business to, any Person: (A) any Person who is an agent, representative, official, officer, director, or employee of, or who acts in an official capacity for or on behalf of, any Governmental Entity or any department, agency, or instrumentality thereof (including officers, directors, and employees of state-owned, operated or controlled entities) or of a public international organization; (B) any political party or officer, employee, representative, or official thereof; (C) any candidate for political or political party office (such recipients in clauses (A), (B) and (C) of this subsection (c), collectively, “Government Officials”); or (D) any other Person while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any Government Official.

(d)          In the last five years, the Company (including any Representative thereof acting on its behalf) has not:

(i)          made, purchased, provided, directed, or authorized any unlawful contributions, gifts, entertainment or other unlawful payments relating to any Government Official, or funding for the same;

(ii)         provided, directed, or authorized funding for political activity, except to the extent disclosed to the Company and in compliance with the Company’s policies and procedures as in effect at such time;

(iii)        made or authorized any other Person to make any payments or transfers of value with the purpose or effect of commercial bribery;

(iv)        accepted kickbacks or other unlawful or improper means of obtaining or retaining business related to the Company;

(v)         otherwise made or authorized any bribe or unlawful rebate, payoff, influence payment, kickback or other unlawful payment of funds or received or retained any funds in violation of any Law; or

(vi)	taken any other action in violation of any Applicable Anticorruption Law.

(e)          (i)(A) There are no current, pending, or, to the Knowledge of the Company, threatened charges, proceedings, investigations, audits, other enforcement actions, disclosures, complaints or other Actions by any Governmental Authority with respect to any Applicable Anticorruption Laws against (x) the Company or (y) to the Knowledge of the Company, any Representative or affiliate of the Company, or any other Person acting on behalf of the Company, and (B) in the last five years, neither the Company nor any Person acting on behalf of the Company (including any Representative thereof, acting in their capacity as such) has been subject to any such Action, actual or threatened; and (ii) each of the Company and its directors, officers, and employees, (A) is not aware of any current circumstances that are reasonably likely to result in a finding of noncompliance with Applicable Anticorruption Laws by the Company or its Representatives and (B) does not currently intend to make and is not considering making any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any violation, potential violation, or liability arising out of or relating to any Applicable Anticorruption Laws.

(f)          (i) In the last five years, the Company (including any Representative thereof acting on its behalf) has not (A) commenced or conducted any internal investigation in relation to the matters referred to above in this Section 3.6, nor has it received, any allegations of or learned of violations or potential violations, of Applicable Anticorruption Laws or any other potential misconduct, including relating to the Company (including any Representative thereof acting on its behalf) or (B) received allegations of such misconduct; and (ii) since June 15, 2021, the Company has had in place a mechanism by which Representatives or any other Person acting on behalf of the Company could report allegations of a breach of the applicable code of conduct, policies, or suspected or actual misconduct, including an option to report such matters anonymously or confidentially.

(g)          The Company has had, at all times during the last five years, and currently has, in place (i) a compliance program and controls reasonably designed to detect and prevent the types of misconduct most likely to occur in its line of business, including to prevent breaches of, and to promote compliance with, applicable Law, including Applicable Anticorruption Laws, and to endeavor that business is conducted in an ethical and compliant manner, including a hotline or other reporting or other mechanism to allow for reporting of concerns or potential issues, and (ii) policies and procedures relating to anti-bribery and anti-corruption, gifts, entertainment and travel expenses, political and charitable contributions, third-party risk management, supply chain management, and appropriate monitoring, risk assessments and internal audit procedures.

(h)	Since April 24, 2019, the Company has:

(i)          been in material compliance with all applicable Trade Control Laws and Sanctions;

(ii)          obtained, utilized, and maintained all permits, records, licenses, license exceptions, Consents, notices, waivers, Orders, authorizations, approvals, registrations, declarations, clearances, filings and classifications with any Governmental Authority required by applicable Trade Control Laws and Sanctions for the development, design, manufacture, sale, import, export, re-export, and transfer of commodities, services, Software, technology, and technical data and releases of technologies and Software to foreign nationals located in the United States and abroad (“Export Approvals”);

(iii)          complied with the terms of all applicable Export Approvals in all material respects; and

(iv)          not engaged directly or indirectly in any dealings or transactions with any Sanctioned Person, or in any Sanctioned Territory.

(i)          Since June 15, 2021, the Company has had in place adequate policies, procedures, controls and systems designed to ensure compliance with applicable Trade Control Laws and Sanctions;

(j)          No Export Approval for the transfer of Export Approvals to Parent or any of its affiliates will be required in connection with the Transactions.

(k)          Neither the Company nor any director, officer, employee or, to the Knowledge of the Company, agent of the Company is a Sanctioned Person.

(l)          During the last five years, the Company has been in full compliance with all applicable U.S. and non-U.S. anti-money laundering and countering the financing of terrorism Laws, including, without limitation, the Currency and Foreign Transactions Reporting Act of 1970 (31 U.S.C. §§ 5311 et. Seq.), as amended, the Bank Secrecy Act, the Money Laundering Control Act (18 U.S.C. §§ 1956 and 1957), and the Israeli Prohibition on Money Laundering Law, 2000 (collectively, “Anti-Money Laundering Laws”).

(m)          There are no pending, or, to the Knowledge of the Company, threatened, Actions against the Company or with respect to any Trade Control Laws or Sanctions. Since April 24, 2019, the Company has not been subject to any such Actions or has made, or is aware of any reason to or intends to make any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any violation, potential violation, or liability arising under or relating to any Trade Control Laws, Sanctions, or Anti-Money Laundering Laws. The Company is not aware of any event, fact or circumstance that has occurred or exists that is reasonably likely to result in a finding of noncompliance with any Trade Control Laws, Sanctions, or Anti-Money Laundering Laws.

(n)          Section 3.6(n) of the Company Disclosure Letter sets forth a true, correct and complete list of all export control classifications applicable to the products and services of the Company.

(o)          The Company does not engage in (i) the design, development, production, manufacture, fabrication or testing of one or more “critical technologies” as defined at 31 C.F.R.
§ 800.215; (ii) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” as defined at 31 C.F.R. § 800.212; or (iii) the maintenance or collection, directly or indirectly, of “sensitive personal data” as defined at 31 C.F.R. § 800.241 of U.S. citizens.

(p)          With respect to Government Contracts, within the past five years: (i) the Company has maintained adequate performance qualifications, certifications, approvals, policies and controls designed to ensure, and has been in, material compliance with contract requirements, Laws and regulations pertaining to Government Contracts; (ii) all representations, certifications, and claims by or pursuant to the Company applicable to such Government Contracts or to bids or proposals for prospective Government Contracts were accurate in all material respects when made; (iii) invoices submitted were accurate in all material respects and any required adjustments have been promptly reported and credited to the customer; (iv) no Government Contract was awarded on the basis of any “Small Business” or preferred bidder designation or provides for payment on the basis of incurred costs or was based on a disclosure of internal costs or the pricing offered to other customers or a pricing guarantee, or includes a duty to accumulate, allocate or report costs of performance, or requires or involves access to classified information or facilities, or requires customization of software for a Governmental Authority or customer; (v)(A) the Company has not asserted, or received written notice of, an alleged material violation or breach of representation, certification, disclosure obligation, contract term, or specification with respect to a Government Contract, and (B) the Company has not received any written notice of breach or for cure, show cause, deficiency, default, termination, inaccurate certification, improper billing, false or reckless claim, false statement, fraud, kickback, or violation of law arising under or related to a Government Contract or to bids or proposals for prospective Government Contracts; (vi) none of the Company or, to the Knowledge of the Company, any of its Principals as that term is defined in 48 C.F.R. 2.101 (A) has been suspended, debarred or excluded by a Governmental Authority, (B) to the Knowledge of the Company, has been threatened with suspension, debarment or exclusion, or (C) has been in violation of any applicable restriction on conflict of interest, lobbying or political activity; and (vii) the Company has not received or been provided written (or, to the Knowledge of the Company, oral) notice of audit or investigation by a Governmental Authority in connection with a Government Contract.

Section 3.7          SEC Filings; Financial Statements.

(a)          The Company has timely filed or furnished all forms, reports, schedules, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by it with the SEC since June 15, 2021 (all such forms, reports, schedules, statements and other documents filed or furnished since June 15, 2021, and those filed or furnished by the Company with the SEC subsequent to the date of this Agreement, if any, including any amendments thereto and information incorporated by reference therein, the “Company Reports”). At the time it was filed or furnished (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each Company Report (i) complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, the Sarbanes-Oxley Act of 2002 (“SOX”) and the applicable rules and regulations promulgated thereunder, each as in effect on the date such Company Report was filed, and (ii) did not, at the time it was filed or furnished (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing) contain any untrue statement of a material fact, or omit to state a material fact, required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)	The Company is a “foreign private issuer” (as defined in Rule 3b-4 of the Exchange Act).

(c)
Each of the consolidated financial statements (including any related notes and schedules thereto) contained or incorporated by reference in the Company Reports filed with the SEC (i) complied as of their respective dates of filing, in all material respects, with the applicable accounting requirements and the rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis with the Company’s past practices throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC), and (iii) fairly presents, in all material respects and in accordance with GAAP, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal and recurring year-end audit adjustments that are not, individually or in the aggregate, material). Such consolidated financial statements have been prepared from, and are in accordance with, in all material respects, the books and records of the Company and Company Subsidiaries. No financial statements of any other Person are required by GAAP to be included in the consolidated financial statements of the Company.

(d)          The Company does not have any liabilities or obligations of any nature (whether or not accrued, absolute, contingent, determined, determinable or otherwise), except for (i) as specifically disclosed, reflected and adequately reserved against in the audited consolidated balance sheet of the Company for the fiscal year ended December 31, 2023 (the “Company Balance Sheet”) included in the Form 20-F publicly filed by the Company with the SEC on March 18, 2024, (ii) liabilities and obligations incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practice, including as to amounts (none of which results from, arises out of, relates to, is in the nature of or was caused by any breach of Contract, breach of warranty, product liability claim, tort claim, infringement claim, misappropriation, violation of Law or litigation), (iii) in the form of executory obligations under any Contract to which the Company is a party or is bound (none of which results from, arises out of, relates to, is in the nature of or was caused by any breach of Contract, breach of warranty, product liability claim, tort claim, infringement claim, misappropriation, violation of Law or litigation), (iv) liabilities and obligations arising out of or in connection with this Agreement or the Transactions, and (v) liabilities or obligations that, individually or in the aggregate, would not have a Company Material Adverse Effect.

(e)          Each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations promulgated by the SEC or Nasdaq with respect to the Company Reports filed with the SEC, and prior to the date of this Agreement, neither the Company nor any of its executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing such certifications. For purposes of this Section 3.7(e), “principal executive officer” and “principal financial officer” have the meanings given to such terms in SOX. Neither the Company nor any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(f)          The Company has implemented, and, at all times since June 15, 2021, has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and including those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and Company Subsidiaries; (ii) provide reasonable assurance that (A) transactions are executed only in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (C) access to assets that could have a material effect on the Company’s financial statements is permitted only in accordance with management’s general or specific authorization, (D) the maintenance of records in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company on a consolidated basis, and (E) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2023, and such assessment concluded that such controls were effective. Any material change in internal controls over financial reporting required to be disclosed in any Company Report has been so disclosed.

(g)          The Company has implemented, and, at all times since June 15, 2021, has maintained, “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information (both financial and non-financial) that is required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and made known to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the Company’s principal executive officer and principal financial officer to make the certifications required under the Exchange Act with respect to such reports.

(h)          The Company is in compliance in all material respects with the applicable provisions of the Securities Act, the Exchange Act, and the applicable listing and governance rules and regulations of Nasdaq. As of the date of this Agreement, (i) there are no outstanding or unresolved comments with respect to the Company or the Company Reports filed with the SEC noted in comment letters or, to the Knowledge of the Company, other correspondence received by the Company or its attorneys from the SEC, and (ii) to the Knowledge of the Company, there are no pending (A) formal or informal inquiries or investigations of the Company by the SEC or any internal investigations pending or threatened or (B) inspection of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board.

(i)          The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K of the SEC applicable to its officers and directors, including its principal executive, principal financial and principal accounting officers, or persons performing similar functions. The Company has promptly disclosed any change in or waiver of the Company’s code of ethics with respect to any such persons, as required by Section 406(b) of SOX.

(j)          The Company neither is a party to nor has any commitment to become a party to any joint venture, securitization transaction, off-balance sheet partnership or any similar Contract (including any material Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or the Company Reports.

(k)        Since June 15, 2021, the Company has not received any written notification of any (i) “significant deficiency” in the design or operation of the internal controls over financial reporting of the Company, (ii) “material weakness” in the design or operation of the internal controls over financial reporting of the Company, (iii) illegal act or fraud, whether or not material, that involves management or other employees of the Company who have a role in the preparation of financial statements or internal controls over financial reporting of the Company, or (iv) any claim or allegation regarding any of the foregoing. The Company has Made Available to Parent true and complete copies of any such disclosure contemplated as of the date of this Agreement by clause (i), (ii), (iii) or (iv) in this Section 3.7(k) made by management to the Company’s independent auditors or to the audit committee of the Company Board.

(l)          To the Knowledge of the Company, since June 15, 2021, (i) neither the Company nor any of its Representatives has received any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of the Company Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices, in each case which set forth allegations of circumstances that if determined to be true, would be material to the Company and the Company Subsidiaries, taken as a whole, and (ii) no attorney representing the Company or any of the Company Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Representatives to the Company Board or any committee thereof or to any non-employee director or the General Counsel or Chief Executive Officer of the Company pursuant to Section 307 of SOX.

(m)          Since June 15, 2021, there have not been any transactions or Contracts that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company Reports filed prior to the date hereof.

Section 3.8           Information Supplied. The Proxy Statement will not, as of the date the Proxy Statement or any amendment or supplement thereto is filed with or furnished to the SEC or mailed to the Company Shareholders and at the time of the Company Special Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Special Meeting that has become false or misleading. Notwithstanding the foregoing sentence, the Company makes no representation or warranty with respect to the accuracy of any information supplied by Parent, Merger Sub or any of their Representatives in writing specifically for inclusion in the Proxy Statement. The Proxy Statement and any amendment or supplement thereto will comply as to form and substance with the applicable requirements of the ICL, the SEC, the Securities Act, the Exchange Act, and, in each case, the rules and regulations promulgated thereunder, and other applicable Laws.

Section 3.9           Absence of Certain Changes or Events. Since the Company Balance Sheet Date, (a) except as contemplated or permitted by this Agreement, the Company has conducted its business only in the ordinary course of business and in a manner consistent with past practice; (b) except for entering into any non-exclusive license, non-disclosure, or advertising agreements in the ordinary course of business and in a manner consistent with past practice, the Company has not sold, transferred, granted or otherwise conveyed to any third party any rights with respect to any Intellectual Property material to the Company; and (c) there has not been any event, condition, circumstance, development, change, occurrence or effect that has had, or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.10         Absence of Litigation. As of the date of this Agreement, there are no, and, for the last five years, there have not been any (a) Actions pending, or, to the Knowledge of the Company, threatened against the Company, any present or former director, officer, or employee of the Company, or any material property or asset of the Company or (b) inquiries, audits or investigations by any Governmental Authority pending or, to the Knowledge of the Company, threatened. As of the date of this Agreement, neither the Company nor any property or asset of the Company is, and, for the last five years, neither the Company nor any property or asset of the Company has been, subject to any continuing Order, settlement agreement or similar written agreement with any Governmental Authority, or any Order, determination or award of any Governmental Authority, in each case, that contains material ongoing obligations.

Section 3.11          Employee Benefit Plans.

(a)          Section 3.11(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Material Company Plans. The Company has provided or Made Available to Parent with respect to each Material Company Plan (in each case to the extent applicable): (i) a copy of the Material Company Plan document (or, to the extent such Material Company Plan is unwritten, a written description of such Material Company Plan), including all currently effective amendments thereto; (ii) the most recent annual reports for each of the prior three years; (iii) the most recent summary plan description and all currently effective summaries of material modifications with respect to the Material Company Plan; (iv) if the Material Company Plan is funded through a trust or any third party funding vehicle, the trust or other funding agreement and the latest financial statements thereof; (v) any material non-routine correspondence received or submitted to any Governmental Authority within the last three years; (vi) the most recently received IRS determination or opinion letter with respect to each Material Company Plan intended to qualify under Section 401(a) of the Code; and (vii) any Tax rulings issued by the ITA to the Company with respect to the Material Company Plan or any grants made thereunder.

(b)          (i) Each Company Plan intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the IRS or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status; (ii) each trust created thereunder has been determined by the IRS to be exempt from Tax under the provisions of Section 501(a) of the Code, and (iii) to the Knowledge of the Company, nothing has occurred since the date of any such determination or opinion letter that would reasonably be expected to cause the loss of the qualified status of such Company Plan.

(c)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)          Each Company Plan is and has been operated in accordance with its terms and the requirements of all applicable Laws, including, without limitation, ERISA and the Code;

(ii)          With respect to each Company Plan, (i) all required contributions and premium payments have been made or properly accrued; (ii) other than routine claims for benefits, there are no Actions pending or, to the Knowledge of the Company, threatened, with respect to any Company Plan; and (iii) no nonexempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred. All amounts required to have been paid to any Governmental Authority in respect of any Company Plan have been paid, made or timely accrued as a liability in the financial statements of the Company.

(iii)          The Company has not, nor, to the Knowledge of the Company, has any of its respective directors, officers or employees or any other “fiduciary,” as such term is defined in Section 3(21) of ERISA, committed any breach of fiduciary responsibility imposed by ERISA or any other applicable Law with respect to the Company Plans which would subject the Company or any of its directors, officers or employees to any actual or contingent liability under ERISA or any applicable Law.

(d)          Neither the Company nor any Company ERISA Affiliate sponsors, maintains or contributes to, or has sponsored, maintained or contributed to (or has, within the last six years, sponsored, maintained or contributed to) an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) subject to Title IV of ERISA or any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or “multiple employer plan” (within the meaning of Section 413(c) of the Code).

(e)          No Company Plan provides for post-retirement or other post-employment life insurance, medical, health or other welfare benefits (other than health care continuation coverage required by Law, including under Section 4980B of the Code or similar state or local Law (“COBRA”)) to any current or former employee, officer, individual consultant, individual independent contractor or non-employee director of the Company (or any dependent or beneficiary thereof).

(f)          The consummation of the Transactions will not cause any amounts to fail to be deductible for U.S. federal income Tax purposes by virtue of Section 280G of the Code. Except as contemplated by this Agreement, the consummation of the Transactions will not, either alone or in combination with another event, (i) entitle any current or former employee, officer, individual consultant, individual independent contractor or non-employee director of the Company to any material severance pay, incentive compensation or other compensatory payment, or (ii) accelerate the time of payment or vesting of any compensatory amount or employee benefit or materially increase the amount of compensation due to any such current or former employee, officer, individual consultant, individual independent contractor or non-employee director of the Company pursuant to any Company Plans.

(g)          Section 3.11(g) of the Company Disclosure Letter sets forth a true, correct and complete list of all pension liabilities or obligations (in any country or jurisdiction) of the Company arising from or in connection with pension or other long-term employee benefit promises of the Company. If and to the extent applicable to a Company Plan, any liabilities thereunder are adequately covered either through “plan assets” within the meaning of the International Accounting Standard 19 (IAS 19) or the applicable local GAAP or are adequately accrued as a liability in the financial statements of the Company in line with GAAP.

(h)          Each Company Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) is in documentary, and has been operated and administered in, compliance with Section 409A of the Code.

(i)          The Company has no liability, whether fixed or contingent, with respect to any indemnification or gross-up payment, in either case, for any Tax incurred under Section 409A or 4999 of the Code.

(j)          The Company has no written Contract, plan or commitment, whether legally binding or not, to create any additional Company Plan, or any plan, agreement or arrangement that would be a Company Plan if adopted, or to modify any existing Company Plan.

(k)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Company Plan that is maintained outside of the United States for the benefit of any current or former employees or individual service providers who are regularly employed or primarily providing services outside of the United States or is otherwise subject to any Law other than United States federal, state or local Law (each, a “Non-U.S. Plan”), (i) the Company is in compliance with each such Company Plan and all employer and employee contributions to each such Company Plan required by Law or by the terms of such Company Plan have been made, or, if applicable, accrued in all respects to the extent required by GAAP, (ii) (A) each such Non-U.S. Plan that is required to be registered or approved by a non-U.S. Governmental Authority has been registered or approved and has been maintained in good standing with applicable Governmental Authorities, and (B) no event has occurred since the date of the most recent approval or application therefor relating to any such Non-U.S. Plan that could reasonably be expected to affect any such approval relating thereto or increase the costs relating thereto, and (iii) each Non-U.S. Plan that is required to be funded under applicable Law is fully funded, fully insured or fully book reserved.

Section 3.12          Labor and Employment Matters.

(a)          Solely with respect to employees of the Company who reside or work in Israel or to whom Israeli Law applies (“Israeli Employees”): (i) the Company neither has nor is subject to, and no Israeli Employee benefits from, any extension order (tzavei harchava) (other than extension orders applicable to all employees in Israel); (ii) the Company’s obligations to provide statutory severance pay to Israeli Employees pursuant to the Severance Pay Law, 5723-1963 (including Section 14 arrangements under the Israeli Severance Pay Law, 5723-1963), vacation pursuant to the Israeli Annual Leave Law, 5711-1951, and contributions to any funds, including all pension arrangements and any personal employment agreement or any other binding source, have been satisfied in all respects or have been fully funded by contributions to appropriate funds (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice) or, if not required to be fully funded under any source, are fully accrued in the Company’s financial statements to the extent required by the applicable accounting standards; and (iii) the Company is in compliance, in all material respects, with all applicable Law, regulations, Permits and Contracts relating to employment, wages and other compensation matters and terms and conditions of employment related to its Israeli Employees, including the Advance Notice of Discharge and Resignation Law, 5761-2001, the Notice to Employee (Terms of Employment) Law, 5762-2002, the Prevention of Sexual Harassment Law, 5758-1998, the Hours of Work and Rest Law, 5711-1951, the Annual Leave Law, 5711-1951, the Salary Protection Law, 5718-1958, the Law for Increased Enforcement of Labor Laws, 5711-2011, Foreign Employees Law, 5751-1991, the Employment of Employee by Manpower Contractors Law, 5756-1996, the Equal Rights for Persons with Disabilities Law, 5748-1988, the Employment (Equal Opportunities) Law, 5748-1988, the Women’s Equal Rights Law, 5711-1951, the Protection of Employees (Exposure of Offences of Unethical Conduct and Improper Administration), 5757-1997, and the Sick Pay Law, 5736-1976. The Company has not engaged any Israeli Employee whose employment would require special licenses, permits or approvals from any Governmental Authority. For the purposes hereof, the term “Israeli Employee” does not include any consultants, sales agents or other independent contractors who would not be deemed to be an employee under applicable Law. All amounts that the Company is legally or contractually required either (x) to deduct from its Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund, managers’ insurance, severance fund or other similar funds or (y) to withhold from its Israeli Employees’ salaries and benefits and to pay to any Governmental Authority as required by the Ordinance and Israeli National Insurance Law, 5713-1953, or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice), and the Company does not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due).

(b)          The Company is not a signatory or party to, or otherwise bound by, any collective bargaining agreement or similar labor union agreement with any labor union, labor organization or works council, and, as of the date of this Agreement, no such agreement is being negotiated. There are no current or threatened, and there have not in the past four years been any, labor strikes, slowdowns, work stoppages, walkouts, lockouts, or any similar labor disruptions, in each case, against or affecting the Company. There are no pending or, to the Knowledge of the Company, threatened unfair labor practice charges, complaints or other Actions against the Company.

(c)          The Company is, and during the last four years has been, in compliance with all applicable Laws respecting employment, including terms and conditions of employment, its policies and practices, immigration, work authorization, occupational health and safety, workers’ compensation, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (the “WARN Act”)), child labor, wages and hours, employment discrimination, disability rights or benefits, equal opportunity, worker classifications (including the proper classification of workers as independent contractors, consultants and employees as exempt or non-exempt), setting up proper employing entities to employ its employees or to engage with its contractors (including, but not limited to, complying with any and all requirements with respect to registering as an employer of record, setting up and paying applicable payroll and business taxes and providing legally required benefits), affirmative action and affirmative action plans (if applicable), labor relations, termination, unemployment insurance and employee leave issues (“Employment Practices”), in each case, in all material respects. There are no Actions pending, or, to the Knowledge of the Company, threatened pertaining to the Employment Practices of the Company. Further, in the past four years, no claims of employment discrimination, employment harassment, sexual assault, sexual harassment or other unlawful misconduct have been raised, brought, threatened, or settled relating to any officer or director of the Company involving or relating to his or her employment or services provided to the Company.

(d)          To the Knowledge of the Company, no employee or independent contractor of the Company is in violation of any term of any employment, consulting, independent contractor, non-disclosure, non-competition, non-solicitation, inventions assignment, restrictive covenant, common law nondisclosure obligation, fiduciary duty, or any other obligation to (i) the Company or (ii) a former employer or engager of any such individual relating to (A) the right of any such individual to work for the Company or (B) the knowledge or use of Trade Secrets or proprietary information.

(e)          Section 3.12(e) of the Company Disclosure Letter sets forth a true, correct and complete list of each employee, consultant or independent contractor currently employed or engaged by the Company, including their (i) anonymized identification number, (ii) job title (including, if a non-employee, non-employee status, whether full-time or part-time, and in the case of non-exempt employees or contractors, the estimated hours worked per week) and employing entity, (iii) date of hire, (iv) location of work (and for any U.S. workers, the state in which they are based), (v) annual rate of base salary or hourly compensation, (vi) estimated or target annual incentive compensation, (vii) the exempt or non-exempt classification of such person, (viii) whether such person is employed or engaged pursuant to a fixed term or an at-will basis, and (ix) whether such person is actively employed or currently on leave; provided, however, that such a list may be delivered confidentially to Parent as the Parties may reasonably agree.

(f)          All employees and individual independent contractors of the Company have executed the Company’s standard employment or services agreement.

(g)          Except as set forth on Section 3.12(g) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary employs any employees through a professional employer organization or other similar agency. All Persons providing services, or who have provided services, to the Company as an independent contractor are, or were, correctly treated as independent contractors.

Section 3.13          Property and Leases.

(a)          The Company neither (i) owns or has previously owned any real property nor (ii) is party to any agreement, option or Contract to purchase any real property.

(b)          Section 3.13(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, (i) a true and complete list of all real property leased or subleased by the Company (collectively, the “Company Leased Real Property”), (ii) the address for each parcel of Company Leased Real Property, and (iii) a description of the applicable lease, sublease, license or similar occupancy agreement under which the Company leases, holds, uses or operates any real property (including any and all amendments and modifications relating thereto, the “Company Lease Agreements”). No Company Lease Agreement is subject to any Lien, including any right to the use or occupancy of any Company Leased Real Property, other than Permitted Liens. True, complete, and correct copies of each Company Lease Agreement, including any amendments thereto, have been Made Available.

(c)          The Company has not transferred or assigned any material interest in any Company Lease Agreement or subleased or otherwise granted material rights of use or occupancy of any of the premises described therein to any Person. The Company Leased Real Property and the personal property owned or leased by the Company are in good operating condition and repair and free from any material defects, reasonable wear and tear excepted, and are suitable for the uses for which they are being used, in each case, in all material respects. The use and operation of the Company Leased Real Property in the conduct of the business of the Company do not violate in any material respect any Law, covenant, condition, restriction, permit or agreement.

(d)          The Company does not own or hold, and is not obligated under or a party to, any option, right of first refusal, or other contractual right to purchase, acquire, sell, assign, or dispose of any real estate or any portion thereof or interest therein.

(e)          The Company has a valid leasehold interest in all of its properties and assets (whether real, personal, tangible, or intangible) necessary to conduct all of the business and operations of the Company as currently conducted, subject to Permitted Liens. There is no past due payment or other material default (or event that with notice or the lapse of time or both would become such a material default) by or with respect to the Company under the Company Lease Agreements, or, to the Knowledge of the Company, by or with respect to any other parties to the Company Lease Agreements. The Company Lease Agreements are in full force and effect with respect to the Company and, to the Knowledge of the Company, the other parties thereto.

Section 3.14          Intellectual Property.

(a)          Section 3.14(a) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) all Company Registered Intellectual Property, including Patents, indicating, as applicable, the owner of such Intellectual Property and, for Company Registered Intellectual Property, the countries in which such Company Registered Intellectual Property is patented, registered, or applied for, the application, registration, and grant number, and the filing and renewal dates thereof; and (ii) Company Products, indicating for each, as applicable, its name, version number and whether the Company provides or intends to provide support or maintenance therefor. For each item of Company Registered Intellectual Property, all necessary registration, maintenance and renewal fees have been paid and all necessary documents and articles in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities for the purpose of maintaining such Company Registered Intellectual Property. Except as set forth in Section 3.14(a) of the Company Disclosure Letter, there are no actions that must be taken within 120 calendar days after the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or articles, for the purposes of maintaining, perfecting, preserving or renewing any Company Registered Intellectual Property.

(b)         The Company has Made Available to Parent true, correct and complete copies of the Company’s standard forms, as currently used by the Company, of each of the following: (i) end-user license agreement, terms of use or service, or similar agreement regarding the end-use of Company Products; (ii) proprietary information and inventions agreement (for employees); (iii) consulting agreement (for independent contractors and consultants); (iv) confidentiality agreement  and  other  nondisclosure  agreement;  (v) maintenance  and  support  agreement; (vi) distribution, reseller, value-added reseller, referral, or  other similar agreement;  (vii) manufacturing and supply or related sourcing agreement; and (viii) data license and data protection agreement.

(c)          Each item of Company Owned Intellectual Property is valid and enforceable, and each item of Company Registered Intellectual Property is subsisting and in full force and effect. There is no, and, within the last five years, there has not been, any dispute, inventorship challenge, opposition, cancellation, revocation, expiration, review (including an inter partes review or post- grant review), re-examination (including a supplemental re-examination), interference or other Action (including a derivative proceeding or re-proceeding), whether settled, pending, or threatened (including in the form of offers to obtain a license) challenging the validity, enforceability, registrability, patentability, or ownership of any Company Owned Intellectual Property. The Company neither has taken part nor does take part in any standards-setting initiative. None of the Patents that comprise Company Registered Intellectual Property are standard-essential patents. The Company is not party to any pooling or sharing arrangements with respect to any Company Owned Intellectual Property.

(d)          Except as set forth in Section 3.14(d)(i) of the Company Disclosure Letter, all Company Owned Intellectual Property, including the Company Source Code and each item of Company Registered Intellectual Property, is solely and exclusively owned by the Company, and the Company has the valid and enforceable right to use all other Intellectual Property used or held for use in or necessary for the conduct of its business as currently conducted (collectively, the “Business Intellectual Property”), in each case free and clear of all Liens (other than Permitted Liens). Except as set forth in Section 3.14(d)(ii) of the Company Disclosure Letter, the Company has not granted any third party an exclusive license to any Intellectual Property.

(e)          The conduct of the Company’s business as currently conducted and as conducted within the previous five years, including the offering of any Company Products in connection therewith, has not infringed, violated, diluted or misappropriated and does not infringe, violate, dilute or misappropriate the Intellectual Property rights of any Person, and the Company has not received any written (or, to the Knowledge of the Company, non-written) notice from any Person related to any of the foregoing. Within the previous five years, no Actions are or have been pending or, to the Knowledge of the Company, are or have been threatened in writing, (i) alleging any infringement, misappropriation, dilution or other violation by the Company or any Company Product of the Intellectual Property of any other Person; or (ii) by the Company alleging any infringement, misappropriation, dilution or other violation by any Person of any Company Owned Intellectual Property.

(f)          All current and former employees and independent contractors of the Company or any Company Subsidiary who contributed to the invention, creation, or development of any material Intellectual Property within the scope of work done by such Persons for the Company or such Company Subsidiary have assigned to the Company or such Company Subsidiary all of their rights in same and have waived all moral rights, in each case, pursuant to binding, valid and enforceable written Contracts. With respect to such current and former employees who contributed to the invention, creation, or development of any Intellectual Property for the Company and are Israeli Employees, such Israeli Employees have, to the fullest extent permitted under applicable Law, executed a waiver of all rights for any additional compensation or remuneration in connection with their contribution to any Intellectual Property rights of the Company invented, created, or developed by such Israeli Employees within the scope of work done for the Company pursuant to Section 134 of the Israel Patent Law, 5727-1967. Section 3.14(f)(i) of the Company Disclosure Letter further identifies any Contract with an employee or a consultant of the Company pursuant to which such employee or consultant reserved or retained any Intellectual Property related to the business or research and development of the Company that arose in connection with the performance of services for the Company. Except as set forth in Section 3.14(f)(ii) of the Company Disclosure Letter, immediately following the Closing, the Business Intellectual Property will be available for use by Parent, the Surviving Company, and their respective Subsidiaries on terms substantially similar to those under which the Company used such Business Intellectual Property immediately prior to the Closing in all material respects. Except as set forth in Section 3.14(f)(iii) of the Company Disclosure Letter, neither the execution and performance of this Agreement nor the consummation of any of the Transactions will result in any of Parent, the Surviving Company, the Company, or their respective Subsidiaries in any material respect (w) granting to any Person any right, title, or interest in or to any Business Intellectual Property, (x) granting to any Person the right to terminate any Contract in whole or in part (including in connection with an assignment or change of control), (y) being bound by, or subject to, any non-competition or other restriction on the operation or scope of their respective businesses, or (z) being obligated to pay any royalties or other amounts to any Person in excess of those amounts payable by any of them in the absence of this Agreement or the Transactions.

(g)          The Company has taken commercially reasonable measures to maintain and enforce the Company Owned Intellectual Property and to protect and preserve the confidentiality and value of Trade Secrets of the Company, in each case, in all material respects. Except as set forth in Section 3.14(g) of the Company Disclosure Letter, the Company has entered into written non-disclosure agreements with all Persons having access thereto. To the Knowledge of the Company, there have been no breaches to any non-disclosure agreements between the Company and any Persons having access to the Trade Secrets of the Company.

(h)          Section 3.14(h) of the Company Disclosure Letter contains a true, correct and complete list of the following information for each Government Grant that was received by the Company from the IIA (each, an “IIA Grant”) which is currently in effect with respect to which the Company currently has any outstanding obligations: (i) the total amount of the benefits approved for and received by the Company under such IIA Grant and the total amount of the benefits available for future use by the Company under such IIA Grant; (ii) the time period in which the Company received, or will be entitled to receive, benefits under such IIA Grant; (iii) the type of revenues based on which royalty or other payments are required to be made under such IIA Grant; (iv) the total amount of any payments made by the Company prior to the date of this Agreement with respect to such IIA Grant; (v) the Company Products which incorporate IIA funded Intellectual Property; and (vi) any restrictions with respect to the use, sale, license, assignment, lease, transfer or securitization of any Company Owned Intellectual Property listed in subsection (v) hereof or with respect to manufacturing that contains any such Company Owned Intellectual Property.

(i)          No Company Owned Intellectual Property was developed by or on behalf of, or using grants or any other subsidies of, any Governmental Authority, university or research institution or under any Contract with any Governmental Authority. To the Knowledge of the Company, no current or former employee, consultant or independent contractor of the Company who was involved in, or who contributed to, the creation or development of any material Intellectual Property rights of the Company has performed or does perform services for a Governmental Authority, government-owned institution, or university, college, or other educational institution or research center, during a period of time during which such employee, consultant or independent contractor was also performing services for the Company. The Company has not disclosed, delivered, licensed, or otherwise made available (or has a duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or otherwise make available) any Company Source Code to any other Person, other than an employee or independent contractor of the Company pursuant to a valid and enforceable written agreement prohibiting use or disclosure thereof except in the performance of services for the business of the Company. To the Knowledge of the Company, (x) there has been no unauthorized theft, reverse engineering, decompiling, disassembling, or other unauthorized disclosure of or access to any Company Source Code, and (y) without limiting the foregoing, neither the execution of this Agreement nor the consummation of any of the Transactions will result in the release from escrow or other delivery to any Person of any Company Source Code.

(j)          The Company maintains a written policy regarding its use of Open Source Materials, a copy of which has been Made Available to Parent. The Company is, and has at all times been, in compliance with all applicable Open Source Materials licenses, including notice requirements relating to such Open Source Materials licenses, in all material respects. No Open Source Materials subject to a Copyleft License are embedded with, linked to, bundled with, or otherwise included in (or solely in the case of Open Data, used in the development of), any Company Product in a manner that does, will, or would reasonably be expected to require the (i) disclosure or distribution of any Company Product or any other material Company Source Code; (ii) license or other provision of any Company Product or any other material Company Source Code on a royalty-free basis; or (iii) grant of any patent license, non-assertion covenant, or other rights under any material Company Owned Intellectual Property or rights to modify, make derivative works based on, decompile, disassemble, or reverse engineer any Company Product or any other material Company Source Code.

(k)          There are no bugs, errors, defects or other performance or functionality problems or issues with respect to any Company Product or Company Source Code, in each case, which materially adversely affect, or may reasonably be expected to materially adversely affect, the value, functionality or fitness for the intended purposes of the Company Products.

(l)          To the Knowledge of the Company, no Software used in the operation of the business of the Company or provision of any Company Product or Developing Product contain any “time bomb,” “Trojan horse,” “back door,” “worm,” virus, malware, spyware, or other device or code (“Malicious Code”) designed or intended to, or that could reasonably be expected to, materially (i) disrupt, disable, harm, or otherwise impair the normal and authorized operation of, or provide unauthorized access to, any computer system, hardware, firmware, network, or device on which any Company Product, Developing Product or such other Software is installed, stored, or used, or (ii) damage, destroy, or prevent the access to or use of any data or file without the user’s consent. The Company has taken commercially reasonable steps to prevent the introduction of Malicious Code into the Company Products and Developing Products.

(m)          All Company Products (i) comply in all material respects with all applicable Law, including with respect to security, and (ii) conform in all material respects to all applicable contractual commitments.

(n)          Except as set forth in Section 3.14(n) of the Company Disclosure Letter and, except as would not be material to the business of the Company, there are no Actions pending or threatened in writing (or to the Knowledge of the Company, otherwise threatened) for any warranty or product liability by any third party (whether based on contract or tort) arising from (i) services rendered by the Company, (ii) the sale, distribution, or installation of any Company Products, or (iii) the operation of the businesses of the Company.

(o)          Except as set forth in Section 3.14(o) of the Company Disclosure Letter, the Company has not received any notification from any provider of any software application with which the Company Products interact that the Company Products’ interaction with such software application is unauthorized or in violation of applicable contracts or Laws, and the Company is not aware of any basis for any such claims. The Company has obtained all necessary rights, authorizations, licenses, Consents and any other formality required under applicable Law or Contract to enable the Company’s Processing of data from all users of the Company Products and all third party applications or platforms accessed, viewed, captured or otherwise used in connection with the Company Products.

(p)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company IT Systems are in good working condition and are sufficient for the operation of the Company’s business as currently conducted. Except as would not be material to the business of the Company, during the previous five years and as of the date of this Agreement, there has been no malfunction, failure, continued substandard performance, denial-of-service, or other cyber incident, including any cyber attack, or other impairment of the Company IT Systems that has resulted or is reasonably likely to result in disruption or material damage to the business of the Company.

(q)          Except as listed in Section 3.14(q) of the Company Disclosure Letter, the Company does not own any proprietary AI Technologies. To the extent an AI Technology is listed in Section 3.14(q) of the Company Disclosure Letter, Section 3.14(q) of the Company Disclosure Letter describes the Training Data used in such AI Technology, including (x) whether such data was licensed, generated, or is Scraped Data, (y) the specific categories of data, including each element of Personal Information and Sensitive Personal Information, and (z) sources of the Training Data. The Company has Made Available to Parent all documentation resulting from the use of AI Technologies owned by the Company, including all analyses regarding the risk of bias and how to mitigate such risk and all documentation regarding managing accuracy, legal basis, transparency and Data Subject Rights in relation to the use of AI Technologies.

(r)          Section 3.14(r) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) each Third-Party Generative AI Product used in the operation of the business of the Company, (ii) each Third-Party AI Product used in the operation of the business of the Company, and (iii) for each item scheduled under (i) or (ii), a link to or list of the terms governing the Company’s use (specifying for each, the title, status and effective date) (“Third-Party AI Terms”), copies of which Third-Party AI Terms have been Made Available to Parent. The Company uses and has used all AI Technologies in compliance with all applicable Third-Party AI Terms and has informed its customers about the usage of AI Technologies in the operation of its business, including incorporation of specific terms in Contracts with customers to comply with such Third-Party AI Terms.

(s)          All Training Data used by the Company and data submitted to AI Technologies on the Company’s behalf (x) are proprietary to the Company or (y) have been obtained by the Company in compliance with applicable Data Protection Requirements and other applicable Law and Contracts governing such use, in each case, in all material respects. The Company has not permitted any Company Data, works or other information to be used as Training Data by any other Person.

(t)          The Company subjects any Software created (in whole or in part) by Generative AI Technologies by the Company and, to the Knowledge of the Company, on the Company’s behalf to a standard code review process before use of such Software by the Company or any third party, including (i) supplementary quality review by a qualified human developer and (ii) scans for Open Source Materials and security vulnerabilities.

(u)          The Company has not used, does not use and is not required to use any confidential information of the Company or its suppliers, vendors, customers or end users in connection with any Third-Party Generative AI Product or Third-Party AI Product. The Company is not required to make any data that it Processes on behalf of its customers available to any of its suppliers or vendors for use by such suppliers or vendors for their own commercial purposes, including in connection with the suppliers’ or vendors’ development of Intellectual Property.

(v)          The Company maintains a technical description of the AI Technologies used by, in or with any Company AI Products that is, in all material respects, sufficiently detailed such that the relevant AI Technologies can be identified, modified, debugged and improved from time to time by programmers skilled in the development of AI Technologies. The Company has not received any written (or to the Knowledge of the Company, non-written) (i) complaint from any Person or (ii) inquiry from a Governmental Authority related to its use of AI Technologies.

(w)          The Company has conducted impact assessments that evaluate ethical, bias, adequacy, privacy and security risks for all uses of AI Technologies to the extent (i) required under applicable Law, (ii) the input, prompt or output of the AI Technologies involves the Processing of Sensitive Personal Information, (iii) the AI Technologies involve the large scale monitoring of public spaces, online activities, network activities or communications channels or (iv) the output of the AI Technologies is used in making decisions that have legal or similar effects on an individual, natural Person, including decisions relating to employment, credit and insurance eligibility. The Company has taken appropriate technical and organizational measures to minimize risks identified in such impact assessments.

Section 3.15          Data Protection and Privacy.

(a)          The Company (i) is, and, during the last five years, has been, in material compliance with all applicable Data Protection Requirements, (ii) has not during the last five years, to the Knowledge of the Company, received any written inquiries, subpoenas, demands, complaints or other notices from any Governmental Authority or any other Person alleging or investigating into any actual or potential violation of any Data Protection Requirement, (iii) to the extent required under applicable Data Protection Laws, has published Privacy Policies on its public-facing websites that in all material respects are complete, accurate, and compliant with all applicable Data Protection Laws and has Made Available to Parent copies of the most recent versions of such Privacy Policies and (iv) has entered into a Contract or Contracts with each third party supplier, vendor or service provider Processing Personal Information on the Company’s behalf each of which establishes the supplier’s, vendor’s or service provider’s role as a Processor or sub-Processor and contains all data processing terms to address all Data Protection Requirements, including all data protection obligations and restrictions imposed on the Company by its customers.

(b)          The Personal Information Processing described in the Record of Processing as Made Available to Parent is a complete and accurate description of all Processing of Personal Information by and on behalf of the Company. The Company does not Process the Sensitive Personal Information of any natural Person through the Company Products. Except as described in Section 3.14(w) of the Company Disclosure Letter, the Company only Processes the Personal Information of end users and authorized representatives of the Company’s customers as a Processor in connection with the Company Products and, to the Knowledge of the Company, in no case has the Company used any Sensitive Data, including Personal Information of any customer end user to develop or improve the Company Products, including any Company AI Product or any Third-Party AI Product. To the Knowledge of the Company, in no case has the Company exceeded the authorization or instruction granted by the Company’s customers, who act as the Controllers of such Personal Information, with respect to the Company’s Processing of Personal Information on behalf of these Controllers.

(c)          Taking into account the state of the art, the costs of implementation and the nature, scope, context and purposes of processing as well as the risk of varying likelihood and severity for the rights and freedoms of natural persons, the Company has implemented and maintains, with no gaps in compliance, organizational, physical, administrative, and technical safeguards designed to protect the Sensitive Data in the Company’s possession against Security Breaches, that are materially consistent with applicable Data Protection Requirements. The Company maintains, with no gaps in compliance, the Company’s privacy and cybersecurity certifications, including those listed on https://www.walkme.com/walkme-security/ as of the date of this Agreement.

(d)          During the last five years, (i) there have not been any Security Breaches, and (ii) the Company neither has notified nor has been required by any applicable Data Protection Requirements, to notify any Person of any Security Breach or breach of the Company’s compliance with applicable Data Protection Requirements.

(e)          During the last five years, the Company has not, to the Knowledge of the Company, been subject to any data protection enforcement Action (including any fine, order or other sanction) from any Governmental Authority with respect to Sensitive Data in the possession of the Company.

(f)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has contractually obligated all third parties that Process Sensitive Data for or on behalf of the Company (i) comply with applicable Data Protection Laws and (ii) taking into account the state of the art, the costs of implementation and the nature, scope, context and purposes of processing as well as the risk of varying likelihood and severity for the rights and freedoms of natural persons, maintain organizational, physical, administrative, and technical safeguards designed to protect Sensitive Data against any Security Breach.

(g)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Transactions will not conflict with any applicable Data Protection Requirements or impair Parent’s ability to Process any Sensitive Data necessary for conducting the Company’s business operations as currently conducted or to transfer Sensitive Data to Parent, including internationally, in accordance with and subject to applicable Data Protection Requirements to which the Company is subject.

Section 3.16          Taxes.

(a)          (i) The Company has timely filed all material Tax Returns that it was required to file under applicable Laws and (ii) all such Tax Returns are true, correct and complete in all material respects. The Company has paid all material Taxes that are required to be paid by it (whether or not shown on any Tax Return), except for Taxes with respect to which adequate reserves have been established in accordance with GAAP.

(b)          The Company is not a party to or bound by any Tax allocation, indemnification or sharing agreement (other than (i) agreements entered into in the ordinary course of business, the primary purpose of which is unrelated to Tax and (ii) any agreement between or among any of the Company and the Company Subsidiaries).

(c)          The Company neither has performed nor was part of any action or transaction that is classified as a “reportable transaction” under Section 131(g) of the Ordinance, a “reportable opinion” under Sections 131D of the Ordinance, or a “reportable position” under Section 131E of the Ordinance or any similar provision under any other local Israeli Tax Law, and including with respect to VAT (as defined below). The Company has not engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(d)          The Company has timely withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid to any current and former employee, independent contractor, creditor, shareholder or other third party.

(e)          No deficiencies for material Taxes against the Company have been claimed, proposed or assessed in writing by any Governmental Authority that remain unpaid except for deficiencies with respect to which adequate reserves have been established in accordance with GAAP. There are no ongoing or pending, or, to the Knowledge of the Company, threatened (in writing) audits, assessments, or other Actions for or relating to any liability in respect of material Taxes of the Company, nor has the Company received written notice of the expected commencement of any Actions with respect to any material Taxes of the Company. There are no waivers or extensions of any statute of limitations currently in effect with respect to any material Taxes of the Company.

(f)          There are no Liens for material Taxes other than Permitted Liens upon the assets of the Company.

(g)          No claim has been made in writing by any Governmental Authority in any jurisdiction in which the Company does not file Tax Returns that the Company is or may be subject to material Tax or required to file a Tax Return with respect to material Tax in such jurisdiction.

(h)          The Company has not (i) applied for or received any Tax ruling, competent authority relief or similar agreement from any Governmental Authority, (ii) entered into a closing agreement (including any audit agreement (Heskem Shuma) with the ITA or as described in Section 7121 of the Code) or any other Contract with any Governmental Authority, or (iii) received a written Tax opinion from counsel with respect to any acquisition or divestiture transaction relating to the Company.

(i)          The Company has not been a real property corporation (Igud Mekarke’in) within the meaning of such term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(j)          The Company is not subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2 or otherwise.

(k)          The Company is duly registered for the purposes of Israeli value added tax and has complied with all material requirements concerning Israeli value added Taxes (“VAT”). The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) if and to the extent applicable has collected and timely remitted to the relevant Governmental Authority all output VAT which it is required to collect and remit, to the extent required under any applicable Law and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law. None of the Company’s non-Israeli Subsidiaries is required to register in Israel for Israeli VAT purposes.

(l)          Section 3.16(l) of the Company Disclosure Letter lists all Government Grants, including any election or claim made by the Company to be treated as or for benefits of “Approved Enterprise” status from the Investment Center or “Benefited Enterprise” (Mifaal Mutav) or taken any position of being a “Preferred Enterprise” (Mifaal Muadaf) or a “Preferred Technology Enterprise” (Mifaal Technology Muadaf) under the Israeli Law for Encouragement of Capital Investments, 1959. The Company is in compliance, in all material respects, with the terms, conditions and requirements of its Government Grants. To the Knowledge of the Company, no Governmental Authority has any intention to revoke or modify any of the Government Grants.

(m)          The Company is in material compliance with all applicable transfer pricing Laws and regulations, including Treasury Regulations promulgated under Section 482 of the Code and Section 85A to the Ordinance and the Income Tax Regulations (Determination of Market Terms) 2006.

(n)          The Company has not (i) had a permanent establishment (within the meaning of an applicable Tax treaty), (ii) had an office or fixed placed of business, or (iii) otherwise been a resident for Tax purposes in any country other than the country of its formation.

(o)          None of the non-Israeli Company Subsidiaries is a controlled foreign corporation within the meaning of Section 75B of the Ordinance, and the Company has never held any interest in such a corporation.

(p)          The Company has not made an entity classification election pursuant to Treasury Regulations Section 301.7701-3 with respect to the Company or any Company Subsidiary within the last five years.

(q)          The Company has not elected to be treated as a “domestic corporation” under Section 897(i) of the Code. The Company has not ever been treated as “domestic corporation” or a “surrogate foreign corporation” within the meaning of Section 7874 of the Code.

(r)          The Company (i) has not ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company) and (ii) is not liable for any liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or Israeli or non-Israeli Law), as a transferee or successor under applicable Law or otherwise by operation of Law, or by Contract (other than (x) a Contract entered into in the ordinary course of business, the primary purpose of which is unrelated to Tax, and (y) any Contract between or among any of the Company and any Company Subsidiary).

(s)          Within the last two years, the Company has not distributed the stock of any corporation in a transaction intended to satisfy the requirements of Section 355 of the Code.

(t)          Each Company Plan (i) is intended to qualify as a capital gains route plan under Section 102 of the Ordinance, (ii) has received a favorable determination or approval letter from, or are otherwise approved by, or deemed approved by passage of time without objection by, the ITA, and (iii) is currently in compliance in all respects with the applicable requirements of Section 102 of the Ordinance and applicable written requirements of the ITA. All Section 102 Shares and Section 102 Awards were and are currently in compliance in all respects with the applicable requirements of Section 102 of the Ordinance (including the relevant sub-sections of Section 102) and the written requirements of the ITA, including the filing of the necessary documents with the ITA, the grant of Section 102 Awards only following the lapse of the required 30-day period from the filing of the Company Plan with the ITA, the receipt of the required signed award and/or grant agreements from holders of Section 102 Awards, the appointment of an authorized trustee to hold the Section 102 Awards, and the due deposit of such Section 102 Awards with such trustee pursuant to the terms of Section 102 of the Ordinance, and applicable regulations and rules and the guidance published by the ITA on July 24, 2012 and clarification dated November 6, 2012, as applicable, and will be entitled to capital gains treatment upon sale or cancellation thereof as part of the Transactions. All Tax rulings, opinions, memoranda and filings with the ITA relating to the Company Plan and any award thereunder have been Made Available to Parent.

Section 3.17        Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company is in compliance with applicable Environmental Laws and has obtained and complied with all Environmental Permits. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has not, in a manner that could give rise to liability under applicable Environmental Laws, (a) Released any Hazardous Materials in, on, under, from or affecting any Company Leased Real Property during the period of the Company’s operation or lease thereof or (b) retained or assumed by Contract any liabilities or obligations related to the investigation or remediation of Hazardous Materials or violation of any Environmental Law. There are no pending or, to the Knowledge of the Company, threatened Actions alleging material liability arising out of or relating to any Environmental Laws.

Section 3.18          Material Contracts.

(a)          Section 3.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of each of the following Contracts to which the Company is a party or by which the Company or any of its assets or businesses are bound, other than any Material Company Plan (and any amendments, supplements and modifications thereto) (collectively, the “Company Material Contracts”):

(i)          any Contract or group of related Contracts with the same party (or affiliates thereof) for the purchase of products or services providing for annual expenses by the Company in excess of $500,000 in fiscal year 2023;

(ii)          any Contract or group of related Contracts (excluding routine purchase orders issued in the ordinary course of business) involving sales, a reseller, a partner, a customer or a distributor and providing for end annual recurring revenue in excess of  $1,000,000 in fiscal year 2023;

(iii) any Contract purporting to limit in any respect the right of the Company to (A) engage or compete in any line of business or sell, supply, license or distribute any material product or service or use, sell, transfer, deliver, license, or otherwise exploit any Company Products, Developing Products or other Company Owned Intellectual Property, in each case, in any geographic area during any period of time on or after the date hereof, whether or not such restricted period commenced prior to the date hereof, with any Person or (B) solicit or hire any Person;

(iv)          any Contract for the employment of, or receipt of any services from, (A) any director or officer of the Company or (B) any other individual Person on a full-time, part-time, consulting or other basis providing for aggregate annual compensation in excess of $225,000;

(v)          any Contract granting any Person other than the Company any (A) “most favored nation” or similar preferred pricing rights (other than preferred rights to affiliates of a customer), (B) rights of first refusal, rights of first offer, rights of first negotiation or similar rights that limit the ability of the Company to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business, or (C) obligations that the Company purchase all of the Company’s purchasing requirements from a third party;

(vi)          any Contract prohibiting payment of dividends or distributions in respect of equity interests of the Company, the pledging of equity interests of the Company or the incurrence or guarantee of indebtedness for borrowed money by the Company;

(vii)        any Contract (excluding licenses for Off-the-Shelf Software that are not material to the Company Products or the business of the Company, proprietary information and inventions agreements for employees on the Company’s standard form without material deviation, and marketing agreements entered into in the ordinary course of business for content that is not material to the business of the Company) pursuant to which the Company is (A) provided with any development services for any Software, content (including textual content and visual, photographic or graphical content), technology or other Intellectual Property for the Company that is material to the business of the Company or (B) granted any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any Patents) with respect to any Intellectual Property or AI Technology of a third party that is material to the business of the Company and;

(viii)       any Contract (excluding non-exclusive licenses granted in the ordinary course of business) pursuant to which the Company has granted to a third party any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any Patents) with respect to any Intellectual Property of the Company;

(ix)         any Contract pursuant to which the Company has provided, agreed to provide, or is required to provide any third party with rights in or access to Company Source Code (including on a contingent basis), or to provide for Company Source Code to be put in escrow;

(x)         to the extent not addressed in clauses (i) and (ii) of this Section 3.18, any (A) advertising, agency, original equipment manufacturing (OEM), sales representative, data center, web hosting, co-location, joint marketing, joint development or joint venture Contract; (B) Contract obligating the Company to (I) provide warranty, maintenance or support with respect to any Company Product (other than non-exclusive licenses issued to customers and partners of the Company in the ordinary course of business) or (II) create or maintain interoperability or compatibility of any Company Product with any technology, products or services of any other Person; and (C) any Contract pursuant to which the Company is obligated to provide services at a certain price fixed, or at a price not to exceed a certain price fixed, before the performance of such services (other than warranty and maintenance Contracts or Contracts providing for a periodic subscription fee or one-off fees);

(xi)
(A) any indentures, credit agreements, loan agreements, promissory notes, bonds and similar Contracts pursuant to which the Company has or will incur or assume any indebtedness or grant a Lien on any property or assets to secure such indebtedness, other than accounts receivable and payables incurred or arising in the ordinary course of business and (B) any other Contract guaranteeing, supporting, assuming or endorsing the liabilities of any other Person;

(xii)	any Contract that is a collective bargaining agreement or other similar Contract with any labor union, trade union or works council;

(xiii)	any Contracts providing for any interest rate, derivatives or hedging transaction involving potential payments by the Company;

(xiv)
any Contract providing for indemnification of any Person with respect to any material liabilities relating to any current or former business of the Company (other than indemnification obligations of the Company pursuant to the provisions of a Contract entered into in the ordinary course of business);

(xv)	any Company Lease Agreement;

(xvi)	any Contract evidencing an Affiliate Transaction (as defined below);

(xvii)
any Contract entered into on or after January 1, 2021 providing for the acquisition, divestiture or disposition of any business, business unit, division, capital stock or other equity interest or asset (whether by merger, stock or asset purchase or sale or otherwise, other than transactions in the ordinary course of business) pursuant to which the Company has any remaining material covenants, indemnities, payment obligations or other obligations, including any potential earn-out, deferred or contingent payment obligation;

(xviii)	any Government Contract providing for end annual recurring revenue in excess of $250,000 in fiscal year 2023;

(xix)
any Contract entered into in connection with the settlement or other resolution of any Action (A) that would otherwise materially limit the operation of the Company or, following the Effective Time, the Surviving Company, Parent or any affiliate or (B) that involved, or would reasonably be expected to involve, payment by the Company in excess of $200,000 after the date of this Agreement;

(xx)           any Contract that results in any Person holding a power of attorney from the Company (other than statutory powers of attorney or powers of attorney to employees in its area of business or to legal and tax advisors in the ordinary course of business); and

(xxi)           any Contract that would be required to be filed pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, including any “material contract” (as defined therein).

(b)          Each Company Material Contract is legal, valid, binding and enforceable by the Company and, to the Knowledge of the Company, each other party thereto in accordance with its terms and is in full force and effect, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Authority before which any Action seeking enforcement may be brought. Except as would not reasonably be expected to be material to the Company, the Company is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of the Company, no other party to any Company Material Contract is (with or without notice or lapse of time, or both) in breach or default under any Company Material Contract. Since the Company Balance Sheet Date, the Company has not received written or, to the Knowledge of the Company, oral, notice of any actual or alleged violation of, or failure to comply with, any term or requirement of any Company Material Contract. The Company has Made Available to Parent true and complete copies of all Company Material Contracts, including any material amendments and supplements thereto.

Section 3.19          Nasdaq; No Other Listing. The Company is in compliance in all material respects with the applicable criteria for continued listing of the Company Shares on Nasdaq, including all applicable corporate governance rules and regulations. The Company Shares are not listed on any stock exchange other than Nasdaq.

Section 3.20           Insurance.

(a)          Section 3.20(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all currently effective insurance policies issued in favor of the Company and indemnity bonds issued at the request or for the benefit of the Company (the “Company Insurance Policies”) and includes the type of policy, insurer, form of coverage, policy number, coverage dates, annual premiums, named insured and limit of liability of each Company Insurance Policy. True and complete copies of all Company Insurance Policies have been Made Available to Parent.

(b)          Section 3.20(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all material claims filed by the Company under any Company Insurance Policy in the last three years.

(c)          The Company Insurance Policies are valid, outstanding, enforceable and in full effect (other than policies that have expired in accordance with their terms in the ordinary course) and provide insurance coverage for the assets of the Company and operation of its business, of the kinds, in the amounts and against the risks required to comply with applicable Law or any contractual or other obligations and as are customary in the businesses in which they are engaged, in each case, in all material respects. There is no pending, or, to the Knowledge of the Company, threatened termination of, or material premium increase with respect to, any Company Insurance Policy, nor is there any basis for any such termination or material premium increase. There is no material claim, notice (written or otherwise) of circumstance, limitation in coverage or rejection of any material claim, insurance carrier litigation or dispute pending under any Company Insurance Policy. The Company has not received notice of any refusal or denial of any material coverage, reservation of rights or rejection of any material claim under any Company Insurance Policy. All premiums payable under each Company Insurance Policy have been timely paid since the inception of such Company Insurance Policy. To the Knowledge of the Company, no insurer on a Company Insurance Policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

Section 3.21        Brokers and Expenses. Except for Qatalyst Partners LLC and Morgan Stanley & Co. LLC, neither the Company nor any of its officers or directors on behalf of the Company has employed any agent, broker, finder, investment banker or financial advisor or has incurred any liability for any financial advisory, brokerage, commission or finder’s fees in connection with this Agreement or any Transaction.

Section 3.22         Takeover Statutes. Assuming the accuracy of Parent’s representations and warranties in the first sentence of Section 4.6, no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover Law or any anti-takeover provision in the Company Charter Documents is applicable to this Agreement and the Transactions.

Section 3.23          Affiliate Transactions. No present or former officer, director, employee or affiliate of the Company or any “immediate family member” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any of the foregoing Persons, or any beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5% or more of Company Shares (a) is a party to any Contract with or binding upon the Company or any of its properties or assets or has any interest in any property owned by the Company, (b) has any outstanding amounts payable to or receivable from or advances by the Company or is otherwise a creditor or debtor to the Company or (c) has engaged in any transaction with the Company, in each case, except for employment or compensation agreements or arrangements with directors, officers and employees of the business made in the ordinary course of business consistent with past practice (any transaction contemplated by this Section 3.23, an “Affiliate Transaction”).

Section 3.24          Vote Required. The Company Shareholder Approval is the only vote of the holders of any class or series of the Company’s share capital necessary to approve the Merger and this Agreement.

Section 3.25         Opinion of Financial Advisors. Qatalyst Partners LLC, the Company’s financial advisor, has delivered to the Company Board its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, as of the date hereof and based upon and subject to the factors, qualifications, limitations and assumptions set forth therein, the Per Share Merger Consideration to be paid to Company Shareholders pursuant to this Agreement is fair from a financial point of view to such holders. A signed copy of the opinion will be made available to Parent for informational purposes only promptly following the execution of this Agreement.

Section 3.26          No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article III (as qualified by the Company Disclosure Letter) or in any other Transaction Document delivered by the Company, none of the Company, any of its affiliates or any other Person on behalf of the Company makes any representation or warranty, whether express or implied, and all other representations and warranties are specifically disclaimed, including in respect of any information made available to Parent or Merger Sub related to the Transactions, and there is and has been no reliance by Parent, Merger Sub or any of their respective affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, Representatives or authorized agents on any such representation or warranty with respect to the Company or with respect to any other information provided or made available to Parent, Merger Sub or their respective Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or affiliates, including any information made available in the electronic data room maintained by the Company for purposes of the Transactions, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article III (as qualified by the Company Disclosure Letter) or in any other Transaction Document delivered by the Company.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered by Parent to the Company concurrent with the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), Parent and Merger Sub represent and warrant to the Company as set forth below in this Article IV as of the date hereof.

Section 4.1           Corporate Organization. Each of Parent and Merger Sub is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.2          Authority, Execution and Delivery; Enforceability.

(a)          Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and to consummate the Transactions applicable to such Party (in each case, other than the approval of Parent as the sole shareholder of Merger Sub). The execution and delivery by each of Parent and Merger Sub of this Agreement, the performance and compliance by Parent and Merger Sub with each of its obligations herein and the consummation by Parent and Merger Sub of the Transactions applicable to it have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings or actions on the part of Parent or Merger Sub are necessary to authorize the execution and performance by Parent and Merger Sub of this Agreement or the consummation by Parent and Merger Sub of the Transactions to which it is a party (in each case, other than the approval of Parent as the sole shareholder of Merger Sub). Each of Parent and Merger Sub has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes Parent and Merger Sub’s legal, valid and binding obligation, enforceable against each of Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the Governmental Authority before which any Action therefor may be brought.

(b)          The Merger Sub Board has adopted resolutions, prior to the execution of this Agreement, (i) determining that this Agreement and the Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole shareholder and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors and (ii) approving and declaring advisable this Agreement, the execution, delivery, and performance of this Agreement, and the consummation of the Merger and the other Transactions on the terms and subject to the conditions set forth herein.

(c)           The Parent Board has adopted resolutions, prior to the execution of this Agreement, (i) determining that this Agreement, the Merger and the other Transactions are fair to, and in the best interests of, Parent and its shareholders and (ii) approving and declaring advisable this Agreement, the execution, delivery and performance of this Agreement, and the consummation of the Merger and the other Transactions.

Section 4.3          No Conflict; Required Filings; Consents.

(a)          The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the certificate of incorporation, bylaws or similar organizational documents of Parent or Merger Sub, (ii) assuming that all Consents, approvals, authorizations and other actions described in Section 4.3(b) have been obtained and all filings and obligations described in Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) require any Consent or approval under, result in any breach of or any loss of any benefit under, constitute a default (or an event which with notice or lapse of time or both, would become a default or breach) under or give to others any right of termination, cancellation, vesting, payment, renegotiation, modification, amendment, suspension, revocation or acceleration of any obligation or loss or modification of any benefit of, or result in the creation of a Lien (other than Permitted Liens) on any property or asset of Parent or Merger Sub pursuant to, any Contract or Permit to which Parent or Merger Sub is a party, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)          Assuming the accuracy of the representations and warranties of the Company in Section 3.4, the execution and delivery of this Agreement by Parent and Merger Sub does not and will not, and the consummation by Parent and Merger Sub of the Transactions and compliance by Parent and Merger Sub with any of the terms or provisions hereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL, with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) any filings as may be required under the rules and regulations of NYSE, the Frankfurt Stock Exchange, the Berlin Stock Exchange or the Stuttgart Stock Exchange, (iii) any filings as may be required under the Securities Act, Exchange Act, Blue Sky Laws and other applicable securities Laws, (iv) the pre-merger notification requirements of the HSR Act and other applicable Antitrust Laws, (v) filing of the IIA Notice and IIA Undertaking and (vi) where the failure to obtain such Consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4           Absence of Litigation. As of the date of this Agreement, there are no (a) Actions pending, or, to the Knowledge of Parent, threatened against Parent, any present director, officer, or employee of Parent, or any material property or asset of Parent, or (b) inquiries, audits or investigations by any Governmental Authority pending or, to the Knowledge of Parent, threatened, which, in each case, would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor any property or asset of Parent is subject to any Order, settlement agreement or similar written agreement with any Governmental Authority, or any Order, determination or award of any Governmental Authority, in each case that contains ongoing obligations that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5           Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub in writing specifically for inclusion or incorporation by reference in the Proxy Statement will, as of the date the Proxy Statement or any amendment or supplement thereto is filed with or furnished to the SEC or is mailed to the Company Shareholders and at the time of the Company Special Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing sentence, Parent makes no representation or warranty with respect to any information supplied by the Company, any Company Subsidiary or any of their respective Representatives for inclusion or incorporation in the Proxy Statement.

Section 4.6            Ownership of Company Share Capital. Neither Parent nor Merger Sub owns, or at any time during the past three years has owned, beneficially (within the meaning of Regulation 13D promulgated under the Exchange Act) or otherwise, any Company Shares or Company Equity Awards or any outstanding securities of the Company (or any other economic interest through derivative securities or otherwise in the Company). None of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns any Company Shares.

Section 4.7           Shareholder and Management Arrangements. Except for this Agreement, any other Transaction Documents, including the Support Agreements, or as expressly authorized by the Company Board, neither Parent nor Merger Sub, nor any of their respective affiliates, is a party to any Contracts, or has made or entered into any formal or informal arrangements or other understandings (including as to continuing employment), with any shareholder, director or officer of the Company relating to this Agreement, the Merger or any other Transactions, or the Surviving Company or any of its affiliates, businesses or operations.

Section 4.8           Sufficient Funds. As of the date of this Agreement, Parent and its Subsidiaries, on a consolidated basis, have the financial capacity to pay and perform its obligations under this Agreement, including as necessary to consummate the Merger, and all funds necessary for Parent to fulfill its obligations under this Agreement, including as necessary to consummate the Merger, will be available to Parent and Merger Sub at Closing. The obligations of Parent hereunder are not subject to any condition regarding Parent’s ability to obtain financing for the Merger and the other Transactions.

Section 4.9            Brokers and Expenses. Except for the financial advisors’ fees of Goldman Sachs & Co. LLC, whose fees will be paid by Parent, none of Parent, Merger Sub or any of their respective officers or directors on behalf of Parent or Merger Sub has employed any agent, broker, finder, investment banker or financial advisor or has incurred any liability for any financial advisory, brokerage, commission or finder’s fees in connection with this Agreement or any Transaction.

Section 4.10         Ownership of Merger Sub. The authorized share capital of Merger Sub consists solely of 10,000 ordinary shares, par value ten Israeli Agurot (NIS 0.10) per share, 1,000 of which are issued and outstanding. At the Effective Time, all of the issued and outstanding shares of Merger Sub will be owned by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, including the Merger, and except for matters incident or related to formation, the execution and delivery of this Agreement and the performance of the Transactions, Merger Sub has not, prior to the date of this Agreement, engaged in any other business or activities or incurred, directly or indirectly, any obligations or liabilities of any type or kind whatsoever or entered into any arrangements or agreements with any Person.

Section 4.11         No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article IV (as qualified by the Parent Disclosure Letter), none of Parent, Merger Sub, any of their respective affiliates or any other Person on behalf of Parent or Merger Sub makes any representation or warranty, whether express or implied, and all other representations and warranties are specifically disclaimed, including in respect of any information made available to the Company related to the Transactions, and there is and has been no reliance by the Company or any of its respective affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, Representatives or authorized agents on any such representation or warranty with respect to the Parent or Merger Sub or with respect to any other information provided, or made available to the Company or its Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither Parent nor any other Person will have or be subject to any liability or other obligation to the Company or its Representatives or affiliates or any other Person resulting from the Company or its Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to the Company or its Representatives or affiliates, including any information made available in any electronic data room, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or its respective Representatives or in any other form in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV (as qualified by the Parent Disclosure Letter).

ARTICLE V.

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1  Conduct of Business by the Company Pending the Closing. The Company covenants and agrees that, from and after the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (w) as set forth in Section 5.1 of the Company Disclosure Letter, (x) as otherwise expressly contemplated by this Agreement, (y) as required by applicable Law or Order or (z) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company will, and will cause each Company Subsidiary to, (a) conduct its operations, in all material respects, in the ordinary course of business and (b) use commercially reasonable efforts to preserve intact the business organizations, including keeping available the services of employees and other service providers, of and the current relationships of the Company and each Company Subsidiary with customers, suppliers and other Persons with whom the Company or any Company Subsidiary has material business relations. Except (1) as set forth in Section 5.1 of the Company Disclosure Letter corresponding to the applicable subsection of this Section 5.1, (2) as otherwise expressly contemplated by this Agreement, (3) as required by applicable Law or Order or (4) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company will not, and will cause each Company Subsidiary not to, from and after the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, take any of the following actions, directly or indirectly:

(a)          amend or modify the Company Charter Documents or equivalent organizational documents of any Company Subsidiary;

(b)          issue, deliver, sell, pledge, dispose of, grant, transfer, subject to any Lien (other than Permitted Liens) or otherwise encumber any Company Shares or other equity interests in the Company or any Company Subsidiary of any class, or securities convertible into, or exchangeable or exercisable for, any such Company Shares or other equity interests, or any options, warrants or other rights to acquire any such Company Shares or other equity interests of the Company or any Company Subsidiary, other than (i) the issuance of shares upon the exercise or settlement, as applicable, of Company Equity Awards or (ii) issuances of Company Shares in connection with the exercise of rights under the Company ESPP in the ordinary course of business;

(c)         sell, assign, transfer, grant any security interest in, lease, license, transfer, exchange, subject to any Lien (other than Permitted Liens), swap, abandon, allow to lapse, disclaim, dedicate to the public, fail to prosecute or maintain in full force and effect, or otherwise dispose of, any property or assets of the Company or any Company Subsidiary, except for (i) the sale, abandonments or other dispositions of inventory, goods and other property in the ordinary course of business consistent with past practice, (ii) sales or dispositions of obsolete or worn-out assets and (iii) non-exclusive licenses of Intellectual Property in the ordinary course of business;

(d)          fail to take or maintain commercially reasonable measures to protect the confidentiality and value of any Trade Secrets or other non-public Company Owned Intellectual Property;

(e)         declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any Company Shares or other equity interests, except for dividends or other distributions paid by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary;

(f)          (i) reclassify, combine, split, subdivide or amend the terms of any Company Shares or other equity interests or (ii) redeem, purchase or otherwise acquire, directly or indirectly, any Company Shares or other equity interests, except, with respect to this clause (ii), (x) with respect to any wholly owned Company Subsidiary, (y) in connection with the forfeiture or expiration of outstanding Company Equity Awards and (z) with respect to the withholding of Company Shares to satisfy Tax obligations with respect to the exercise, vesting or settlement, as applicable, of Company Equity Awards;

(g)         merge or consolidate the Company or any Company Subsidiary with any Person or adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization of the Company or any Company Subsidiary, other than transactions solely between or among direct or indirect wholly owned Company Subsidiaries;

(h)         acquire (including by merger, consolidation, or acquisition of stock or assets), directly or indirectly, any Person, any equity interest in such Person or assets, other than (x) acquisitions by the Company from any wholly owned Company Subsidiary or among any wholly owned Company Subsidiaries, (y) the purchase of inventory, equipment, raw material or supplies in the ordinary course of business or (z) non-exclusive inbound licenses of Intellectual Property in the ordinary course of business (provided, however, that nothing in this Section 5.1(h) shall prohibit capital expenditures set forth on the capital expenditure budget as of the date of this Agreement and Made Available by the Company);

(i)         create or incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee, endorse, or otherwise become liable or responsible for (whether directly, contingently or otherwise) the obligations of any Person (other than a wholly owned Company Subsidiary) for borrowed money, except for (x) any indebtedness among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries in the ordinary course of business, or (y) any hedging obligations of the Company or any Company Subsidiary in the ordinary course of business;

(j)          make any capital expenditure, other than the capital expenditures set forth on the capital expenditure budget as of the date of this Agreement and Made Available by the Company;

(k)         make any loans, advances (other than for ordinary course business expenses or pursuant to the Company’s Charter Documents or existing indemnification obligations) or capital contributions to, or investments in, any other Person (other than transactions between or among the Company and wholly owned Company Subsidiaries);

(l)          (i) waive, release, terminate, amend, cancel, or assign any material right or material claim of the Company or any Company Subsidiary under any Company Material Contract, including granting any material refund, credit, rebate or allowance to a customer party to a Company Material Contract that is not otherwise provided for in the terms of such Company Material Contract existing as of the date hereof or (ii) renew, enter into or amend any Contract that, if existing on or prior to the date of this Agreement, would be a Company Material Contract, in each case, other than in the ordinary course of business;

(m)	except as required by the terms of any Company Plan:

(i)          grant, provide, amend or increase any bonus, equity or equity-based compensation, retention or change in control bonus payments or benefits or similar rights to any current or former employee, officer, individual consultant, individual independent contractor or non-employee director of the Company or any Company Subsidiary;

(ii)          grant, provide, amend or increase any severance payments or severance benefits to any current or former employee, officer, individual consultant, individual independent contractor or non-employee director of the Company or any Company Subsidiary;

(iii)          grant any increase in the compensation or benefits payable or to become payable to any of current or former employee, officer, individual consultant, individual independent contractor or non-employee director of the Company or any Company Subsidiary;

(iv)          negotiate, establish, adopt, enter into, modify, amend or terminate any collective bargaining agreement or other Contract with any labor organization, union or employee representative organization relating to any employee of the Company or any Company Subsidiary;

(v)          establish, adopt, enter into, modify or amend any Company Plan (or any arrangement that would be a Company Plan if in effect on the date hereof), other than de minimis administrative amendments that do not (x) have the effect of enhancing any compensation or benefits thereunder or (y) otherwise result in increased costs to the Company;

(vi)            accelerate the vesting or payment date of any Company Equity Awards or accelerate any material payment or benefit, or the funding of any payment or benefit, payable or to become payable under a Company Plan;

(vii)           implement any employee layoffs in violation of WARN or announce, implement or effect any facility closing, lay-off, early retirement programs, severance programs or reductions in force affecting employees of the Company or any Company Subsidiary;

(viii)          waive, release, limit, or condition any restrictive covenant obligation of any current or former employee, officer, individual consultant, individual independent contractor or non-employee director of the Company or any Company Subsidiary; or

(ix)            hire, engage or terminate the employment or services, change the title, office or position, or materially alter the responsibilities of any director, officer, employee, contractor or consultant of the Company or any Company Subsidiary (except for terminations for cause);

(n)          make any material change in the Company’s accounting policies, practices, principles, methods or procedures, other than as required by Law, GAAP or by a Governmental Authority;

(o)         compromise (including forgiving any amount owed to the Company or a Company Subsidiary), waive, settle or agree to settle any Action, other than (i) the settlement of Actions that require payments by the Company or any Company Subsidiary (net of insurance proceeds) in an amount not to exceed $100,000 individually or $500,000 in the aggregate, or (ii) the settlement of Actions disclosed, reflected or reserved against in the Company Balance Sheet for an amount not in excess of the amount so disclosed, reflected or reserved and, in each case of clauses (i) and (ii), that do not involve (x) the imposition of material restrictions on the business or operations of the Company or any of the Company Subsidiaries and (y) any criminal liability, any admission of wrongdoing, liability, fault or wrongful conduct by the Company or the Company Subsidiaries;

(p)          (i) make (except for elections made in the ordinary course of business consistent with past practice) or change any material Tax election; (ii) change any Tax accounting period with respect to a material Tax or material method of Tax accounting; (iii) settle any material Tax liability; (iv) settle or compromise any liability with respect to material Taxes or audit or assessment related to material Taxes or file or surrender any claim for a refund of material Taxes (including any such refund to the extent it is used to offset or otherwise reduce material Tax liability); (v) file any amended material Tax Return (other than any Tax Return which filing would reasonably be expected to be beneficial to the Company or any Company Subsidiary); or (vi) except in the ordinary course of business consistent with past practice, (A) consent to any extension or waiver of the statute of limitations applicable to any claim or assessment with respect to a material amount of Taxes or (B) enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than (x) agreements entered into in the ordinary course of business, the primary purpose of which is unrelated to Tax, and (y) any agreement between or among any of the Company and the Company Subsidiaries);

(q)         sell, dispose of, transfer, assign, encumber, pledge, abandon, dedicate to the public, fail to maintain, or allow to lapse, in whole or in part, any Company Owned Intellectual Property (other than those assignments to customers entered into in the ordinary course of business);

(r)          grant to any third party any license, or enter into any release, immunity or covenant not to sue with respect to any Company Owned Intellectual Property (other than the grant of non-exclusive licenses entered into in the ordinary course of business);

(s)          fail to maintain or protect the confidentiality of any Trade Secret, or proprietary source code related to any Company Product or the business of the Company or any Company Subsidiaries;

(t)          cancel or fail to use commercially reasonable efforts to replace or renew any material Company Insurance Policy;

(u)          enter into any Affiliate Transaction or into any Contract expressly contemplating any Affiliate Transaction;

(v)          enter into any Contract with a counterparty that is a Sanctioned Person in violation of Sanctions;

(w)         (i) make a commission payment to any Representative or (ii) provide a discount to any Representative (to the extent such discount is not set forth in a Contract Made Available to Parent), in each case, in connection with a Government Contract;

(x)          call or convene any general or special meeting of the Company Shareholders, or seek any action or other approval of or from the Company Shareholders, in connection with any action prohibited by this Agreement, including Section 5.2;

(y)          change or discontinue an existing line of business outside of the existing business of the Company and the Company Subsidiaries, taken as a whole; or

(z)          authorize, agree, enter into any Contract or otherwise make any commitment to do any of the foregoing.

Section 5.2          Solicitation by the Company.

(a)          Except as expressly permitted by this Section 5.2, from and after the date of this Agreement until the earlier of the Effective Time or on the date, if any, on which this Agreement is terminated in accordance with Section 8.1, the Company will, and will cause the Company Subsidiaries and its and their respective directors, officers, employees to, and will instruct its and their Representatives to, (x) promptly cease and cause to be terminated any existing solicitation, encouragement, discussions or negotiations with any Third Party that relate to any Acquisition Proposal and disregard all requests made by or on behalf of any Third Party for information in connection with an Acquisition Proposal, (y) request any such Third Party that has, prior to the date of this Agreement, executed a confidentiality or similar agreement in connection with a possible Acquisition Proposal which has not terminated or expired pursuant to its terms to promptly return or destroy all non-public information concerning the Company and Company Subsidiaries furnished to such Third Party, its affiliates or its Representatives on behalf of the Company or its affiliate prior to the date of this Agreement in accordance with the terms of such confidentiality or similar agreement, and (z) prohibit any Third Party from having access to any physical or electronic data rooms hosted by or on behalf of the Company or its affiliate relating to a possible Acquisition Proposal. Except as expressly permitted by this Section 5.2, from and after the date of this Agreement until the earlier of the Effective Time or on the date, if any, on which this Agreement is terminated in accordance with Section 8.1, other than with respect to Parent or Merger Sub, the Company will not, and will cause Company Subsidiaries and each of its and their respective directors, officers and employees not to, and will not instruct or permit its other Representatives on behalf of the Company or any Company Subsidiary to, (i) initiate, solicit, knowingly or intentionally facilitate or encourage the making, submission or announcement of any Acquisition Proposal (or any proposal, offer or indication of interest that is reasonably likely to lead to an Acquisition Proposal); (ii) furnish or otherwise provide access to any non-public information regarding the Company or any Company Subsidiary to any Person in connection with or in response to an Acquisition Proposal; or (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal (except to refer such Person to this Section 5.2).

(b)          Except as expressly permitted by this Section 5.2, from and after the date of this Agreement until the earlier of the Effective Time or on the date, if any, on which this Agreement is terminated in accordance with Section 8.1, neither the Company Board nor any committee thereof will (i) withdraw, change or qualify, or publicly propose to withdraw, change or qualify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation or resolve or agree to take any of the actions contemplated by this clause (i), (ii) approve, accept or recommend, or publicly propose to approve, accept or recommend, any Acquisition Proposal, (iii) approve, permit or cause the Company or any Company Subsidiary to execute or enter into any merger agreement, acquisition agreement, joint venture agreement, partnership agreement, letter of intent, memorandum of understanding or other similar Contract relating to any Acquisition Proposal, in each case, other than an Acceptable Confidentiality Agreement, (iv) fail to include the Company Board Recommendation in the Proxy Statement or (v) resolve or agree to take any action set forth in the foregoing clauses (i), (ii), (iii), or (iv) of this sentence (any action described in the foregoing clauses (i)-(v) being referred to as a “Company Change of Recommendation”).

(c)          Notwithstanding anything to the contrary contained in Section 5.2(a), if at any time following the date of this Agreement and prior to the receipt of the Company Shareholder Approval (i) the Company has received an Acquisition Proposal from a Third Party which is not solicited in, or is otherwise the result of a, breach of this Section 5.2, (ii) the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisors and outside counsel, based on information then available, that such Acquisition Proposal constitutes a Superior Proposal or would reasonably be likely to lead to a Superior Proposal (provided, however, that such determination in and of itself shall not constitute a Company Change of Recommendation, a violation of this Section 5.2 or a termination of this Agreement), and (iii) the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisors and outside counsel, that the failure to take such action would reasonably be likely to be inconsistent with its fiduciary duties under applicable Laws of the State of Israel (provided, however, that such determination in and of itself shall not constitute a Company Change of Recommendation, a violation of this Section 5.2 or a termination of this Agreement), then the Company and its Representatives may, directly or indirectly, (x) furnish information (including non-public information) with respect to the Company and Company Subsidiaries and provide access to the books, records, personnel and facilities of the Company and Company Subsidiaries to the Third Party making such Acquisition Proposal, its Representatives and potential sources of financing if prior to so furnishing such information or providing access, the Company receives (or has previously received) from such Third Party an executed Acceptable Confidentiality Agreement and (y) participate in discussions or negotiations with the Third Party making such Acquisition Proposal, its Representatives and potential sources of financing regarding such Acquisition Proposal and any changes thereto, including by making counterproposals thereto; provided, however, that any non-public information concerning the Company or Company Subsidiaries provided or made available to any Third Party will, to the extent not previously provided or made available to Parent or Merger Sub, be provided or made available to Parent or Merger Sub as promptly as practicable after it is provided or made available to such Third Party (and in any event, within 24 hours after such information is provided or made available).

(d)          From and after the date of this Agreement until the earlier of the Effective Time or on the date, if any, on which this Agreement is terminated in accordance with Section 8.1, in the event that the Company or any Company Subsidiary or their Representatives receives any Acquisition Proposal or any request for non-public information in connection with a possible Acquisition Proposal, within 24 hours after receipt of such Acquisition Proposal or request, the Company will inform Parent in writing of such Acquisition Proposal or request, including the identity of the Person making or submitting such Acquisition Proposal or request, the material terms and conditions thereof, and, if available, copies of any written documentation received by the Company setting forth such material terms and conditions. The Company will keep Parent reasonably informed with respect to the status of any such Acquisition Proposal or request and any modification or proposed modification thereto.

(e)          Notwithstanding anything to the contrary contained in Section 5.2(a), the Company Board may at any time prior to the receipt of the Company Shareholder Approval, (x) effect a Company Change of Recommendation with respect to such Superior Proposal and/or (y) terminate this Agreement in accordance with Section 8.1(h) solely to the extent and if and only if:

(i)          (A) the Company will have received after the date hereof an Acquisition Proposal which is not solicited in, or is otherwise the result of a, breach of this Section 5.2 and (B) such Acquisition Proposal will not have been withdrawn;

(ii)          the Company Board (or any duly authorized committee thereof) will have determined in good faith, after consultation with its financial advisors and outside counsel, that (A) such Acquisition Proposal constitutes a Superior Proposal and (B) in light of such Superior Proposal, the failure to make a Company Change of Recommendation and/or terminate this Agreement in accordance with Section 8.1(h) would reasonably be likely to be inconsistent with its fiduciary duties under applicable Laws of the State of Israel (provided, however, that such determination in and of itself shall not constitute a Company Change of Recommendation, a violation of this Section 5.2 or a termination of this Agreement);

(iii)          the Company Board will have provided to Parent at least four Business Days’ prior written notice (the “Notice Period”) (A) that it has received a Superior Proposal that was not solicited in, or was otherwise the result of a, breach of this Section 5.2, (B) that it intends to make a Company Change of Recommendation and/or terminate this Agreement in accordance with Section 8.1(h) as a result of such Superior Proposal, and (C) specifying the material terms and conditions of such Superior Proposal, including the identity of the Person making such Superior Proposal and attaching the most current version of any written offer or proposed Contract relating thereto and, if the Company proposes to terminate this Agreement in accordance with Section 8.1(h), a copy of the proposed written, definitive acquisition agreement providing for the consummation of the transaction contemplated by such Superior Proposal (such acquisition agreement, a “Specified Definitive Acquisition Agreement”);

(iv)          during the Notice Period, if requested by Parent, the Company will have, and will have caused its legal and financial advisors to have, reasonably engaged in good faith negotiations with Parent and its Representatives regarding any amendment or amendments to this Agreement proposed in writing by Parent and intended to cause the relevant Acquisition Proposal to no longer constitute a Superior Proposal; and

(v)          the Company Board will have (A) considered in good faith any adjustments and/or proposed amendments to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be irrevocably offered in writing by Parent (the “Proposed Changed Terms”) no later than 11:59 p.m., New York City time, on the last day of the Notice Period and (B) determined in good faith that the Superior Proposal would continue to constitute a Superior Proposal if such Proposed Changed Terms were to be given effect and that the failure to make a Company Change of Recommendation or terminate this Agreement under Section 8.1(h) would reasonably be likely to be inconsistent with the fiduciary duties of the Company Board under applicable Laws of the State of Israel in light of such Superior Proposal.

In the event of any revisions to a Superior Proposal offered in writing by the Third Party making such Superior Proposal, the Company will be required to deliver a new written notice to Parent and to again comply with the requirements of this Section 5.2(e) with respect to such new written notice; provided, that the Notice Period shall instead end at 11:59 p.m., New York City time, on the second Business Day immediately following Parent’s receipt of such new written notice.

(f)          Notwithstanding anything to the contrary contained in Section 5.2(a), the Company Board may, at any time prior to the receipt of the Company Shareholder Approval, effect a Company Change of Recommendation in response to a Company Intervening Event solely to the extent and if and only if:

(i)          the Company Board (or any duly authorized committee thereof) will have determined in good faith, after consultation with its financial advisors and outside counsel, that the failure to make a Company Change of Recommendation would reasonably be likely to be inconsistent with the fiduciary duties of the Company Board under applicable Laws of the State of Israel (provided, however, that such determination in and of itself shall not constitute a Company Change of Recommendation, a violation of this Section 5.2 or a termination of this Agreement);

(ii)          the Company will have provided Parent with a written notice (a “Company Intervening Event Notice”) of such determination, stating that such notice constitutes a Company Intervening Event Notice, providing a description of the material facts and circumstances giving rise to a Company Intervening Event, and that the Company Board intends to effect a Company Change of Recommendation (provided, however, that the sole action of giving such Company Intervening Event Notice and of the Company Board authorizing and disclosing (to the extent legally required) such Company Intervening Event Notice shall not constitute a Company Change of Recommendation or a violation of this Section 5.2 or a termination of this Agreement); and

(iii)          during the period commencing on the date of Parent’s receipt of the Company Intervening Event Notice and ending at 11:59 p.m., New York City time, on the date that is the fifth Business Day thereafter, if requested by Parent, the Company will have, and will have caused its legal and financial advisors to have, reasonably engaged in good faith negotiations with Parent and its Representatives regarding any amendment or amendments to this Agreement and will have considered in good faith any proposals made by Parent, and after taking account of Parent’s proposals, if any, the Company Board again makes the determination set forth in Section 5.2(f)(i).

(g)       Nothing contained in this Section 5.2 will prohibit the Company Board from (i) disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act or a position contemplated by Section 329 of the ICL or (ii) making any disclosure to the Company Shareholders if the Company Board (or any duly authorized committee thereof) determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would reasonably be likely to be inconsistent with the fiduciary duties of the Company Board under applicable Laws of the State of Israel. The issuance by the Company or the Company Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, will not constitute a Company Change of Recommendation. Notwithstanding the foregoing, this Section 5.2(g) will not be deemed to permit the Company Board to make a Company Change of Recommendation or take any of the actions referred to in Section 5.2(b), except, in each case, to the extent expressly permitted by Section 5.2(e) or Section 5.2(f); provided, however, that, in the case of both clauses (i) and (ii) of the first sentence of this Section 5.2(g), any such disclosure, other than a “stop, look and listen” communication or similar communication of the type contemplated by such Rules 14d-9 and 14e-2(a) or any communication under applicable Laws of the State of Israel with substantially similar content, will be deemed to be a Company Change of Recommendation unless the Company Board expressly publicly reaffirms the Company Board Recommendation in such disclosure.

Section 5.3          Preparation of the Regulatory Filings; Company Special Meeting.

(a)          The Company will prepare and furnish to the SEC on Form 6-K a Proxy Statement as promptly as reasonably practicable following the date of this Agreement (and in any event no later than 35 calendar days following the date of this Agreement). At the Company’s sole discretion, the Proxy Statement may include in the agenda for the Company Special Meeting certain matters required to be included in the agenda for the Annual General Meeting of the Company Shareholders under the ICL to the extent (x) such matters are set forth on Section 5.3(a) of the Company Disclosure Letter or (y) Parent has provided its prior written consent to the inclusion of such matters (the matters contemplated by the immediately preceding clauses (x) and (y), the “Required AGM Matters”). For the avoidance of doubt, the approval of any or all of the Required AGM Matters will neither be a condition to, nor required in connection with, the approval of this Agreement and the Transactions or the consummation of the Transactions, including the Merger. Parent agrees to provide any information with respect to Parent, Merger Sub or their respective affiliates required to be included in the Proxy Statement under applicable Law. The Company will not include in the Proxy Statement any information with respect to Parent, Merger Sub or their respective affiliates, unless the form and content thereof have been consented to in writing by Parent prior to such inclusion. Prior to the filing, furnishing or mailing of the Proxy Statement, the Company will (i) provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement, (ii) consider in good faith, and will not unreasonably refuse to include in such drafts, all comments proposed by Parent or its Representatives (provided, however, that the Company shall have no obligation to include any such comments to the extent that the Company determines in good faith, in consultation with its counsel, that including such comments would result in the Proxy Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading), and (iii) to the extent reasonably practicable and not prohibited under applicable Law, permit Parent and its outside counsel to have a reasonable opportunity to participate in all communications, if any, with the SEC, Nasdaq or their respective staff, as applicable (including all meetings and telephone conferences) relating to this Agreement or any of the Transactions. Without limiting any of the foregoing, the Proxy Statement will not, without the prior written consent of Parent, submit for approval or consideration at the Company Special Meeting any proposal other than (A) the proposal for the Company Shareholder Approval and (B) a customary proposal regarding postponement or adjournment of the Company Special Meeting. Each Required AGM Matter will be submitted for approval as a separate and detached item from the proposal for the Company Shareholder Approval and will, in no event, be deemed to be included within the definition of “Company Shareholder Approval”. Unless the Company Board has effected a Company Change of Recommendation in compliance with this Agreement, including Section 5.2, the Company will (1) include in the Proxy Statement the Company Board Recommendation and a copy of each fairness opinion obtained by the Company Board in connection with the approval by the Company Board of this Agreement, the Merger and the other Transactions, (2) cause the Proxy Statement to be mailed or made available to Company Shareholders as promptly as reasonably practicable following its date of filing or being furnished to the SEC (and, in any event, no later than three Business Days following such date) and (3) solicit from Company Shareholders proxies in favor of the approval of this Agreement, the Merger and the other Transactions. Unless the Company Board has effected a Company Change of Recommendation in compliance with this Agreement, the Company will use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Company Shareholder Approval to be received at the Company Special Meeting or any adjournment or postponement thereof.

(b)          Each of the Company, Parent and Merger Sub further agrees that all documents that such Party is responsible for furnishing to or filing with the SEC in connection with the Transactions, and any amendments or supplements thereto, when filed, furnished or distributed or disseminated, as applicable, will comply as to form and substance in all material respects with the applicable requirements of the SEC, the Securities Act and the Exchange Act, and in each case, the rules and regulations promulgated thereunder, the ICL and any other applicable Laws and the Company Charter Documents.

(c)          Without limiting the obligations set forth in Section 5.3(a), if, at any time prior to the receipt of the Company Shareholder Approval, the Company or Parent determines in its respective reasonable judgment that any information relating to the Company, the Parent or any of their respective affiliates should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company or Parent, as applicable, will promptly notify the other Party, and, after providing the other Party and its counsel reasonable opportunity to review such information and considering in good faith any comments from the Company or Parent, as applicable, or their respective counsel, the Company and Parent will cooperate in the prompt filing or furnishing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to the Company Shareholders.

(d)          The Company will, in accordance with applicable Law and the Company Charter Documents, and in reasonable consultation with Parent, establish a record date for, duly call, publish the notice of and schedule and convene the Company Special Meeting as soon as reasonably practicable after the date of this Agreement. The Company will comply with the notice requirements applicable to the Company in respect of the Company Special Meeting pursuant to the ICL and the Company Charter Documents. The Company will reasonably consult with Parent regarding the date of the Company Special Meeting, which, subject to the terms of the following sentence relating to postponement and adjournment thereof, will be held no later than 40 days following the date the Proxy Statement is furnished to the SEC. Notwithstanding the foregoing provisions of this Section 5.3(d), the Company will not adjourn, postpone or delay the Company Special Meeting without the prior written consent of Parent, except that it may do so, after reasonable consultation with Parent, if and only if: (i) there are holders of an insufficient number of Company Shares present or represented by a proxy at the Company Special Meeting to constitute a quorum at the Company Special Meeting; (ii) such adjournment, postponement, delay or cancellation is required by applicable Law or a request from the SEC or Nasdaq; or (iii) in the good faith judgment of the Company Board (after consultation with its outside legal advisors), the failure to adjourn, postpone or delay the Company Special Meeting would be reasonably likely to not allow sufficient time under applicable Law for the distribution or dissemination of any required or appropriate supplement or amendment to the Proxy Statement; provided, however, that, without the prior written consent of Parent, (A) no single such adjournment, postponement or delay will be for more than five Business Days and (B) in no event may the Company Special Meeting be postponed to later than the date that is ten Business Days after the date for which the Company Special Meeting was originally scheduled. In the event that the date of the Company Special Meeting as originally called is for any reason adjourned, postponed or otherwise delayed, the Company agrees that, unless Parent has otherwise approved in writing, it will use reasonable best efforts to implement such adjournment, postponement or other delay in such a way that the Company does not establish a new record date for the Company Special Meeting, as so adjourned, postponed or delayed, except as required by applicable Law. Without affecting the representations and warranties made in Section 4.5 and Section 4.6 above, (I) in the event that Parent or any Person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent will disclose to the Company its interest in the Company Shares so voted, and (II) at the Company Special Meeting, Parent and Merger Sub will disclose to the Company its interest in the Company Shares so voted and will cause any Company Shares owned by them and their affiliates (if any) to be voted in favor of the approval of the matters set forth on the agenda of the Company Special Meeting.

Section 5.4          Merger Proposal; Certificate of Merger.

(a)          Subject to the ICL, as promptly as reasonably practicable following the date hereof, the Company and Merger Sub, as applicable, will take the following actions within the timeframes set forth herein (provided, however, that any such actions or the timeframe for taking such actions will be subject to any amendment in the applicable provisions of the ICL (and in case of an amendment thereto, such amendment will automatically apply so as to amend this Section 5.4(a) accordingly)): (i) the Company and Merger Sub will cause a merger proposal (in the Hebrew language) (the “Merger Proposal”) to be prepared and executed in accordance with Section 316 of the ICL; (ii) the Company and Merger Sub will deliver the executed Merger Proposal to the Companies Registrar within three days from the calling of the Company Special Meeting; (iii) the Company and Merger Sub, as applicable, will cause a copy of the Merger Proposal to be delivered to their secured creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Companies Registrar; (iv) promptly after the Company and Merger Sub, as applicable, will have complied with the preceding sentence and with clauses (v)(A) and (v)(B) of this Section 5.4(a), but in any event no more than three days following the date on which such notice was sent to the creditors, the Company and Merger Sub, as applicable, will inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL; (v) each of the Company and, if applicable, Merger Sub, will: (A) publish a notice, with respect to subsection (x) to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, Company’s registered office or Merger Sub’s registered office, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (x) two daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar (or the day immediately thereafter), and (y) in a popular newspaper in New York as may be required by applicable Law, within three Business Days from the date of submitting the Merger Proposal to the Companies Registrar; (B) if applicable, within four Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the Israeli Companies Regulations (Merger) 5760-2000 promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it will state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (A); and (C) send to the Company’s “employees committee” (Va’ad Ovdim) or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (v)(A)(x) of this Section 5.4(a)), no later than three Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar; (vi) not later than three days after the date on which the Company Shareholder Approval is received, the Company will (in accordance with Section 317(b) of ICL and the regulations thereunder) inform the Companies Registrar of such approval; and (vii) subject to the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or (to the extent permitted) waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted) waiver of such conditions at the Closing), in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub will request that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date, which in no event will be prior to the lapse of 50 days from the filing of the Merger Proposal with the Companies Registrar and 30 days from the date the Company Shareholder Approval is received, as the Company and Merger Sub will advise the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the Parties that the Merger will be declared effective and the Certificate of Merger will be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 5.4(a), “Business Day” will have the meaning set forth in the Israeli Companies Regulations (Merger) 5760-2000 promulgated under the ICL.

(b)          The sole shareholder of Merger Sub has approved the Merger. No later than three days after the date of such approval, Merger Sub will (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

Section 5.5          Employee Matters.

(a)          Following the Effective Time and until the first anniversary of the Closing Date (or, if earlier, until the date of termination of employment of the relevant Continuing Employee), Parent shall, or shall cause one of its Subsidiaries (including the Surviving Company) to, provide to each person employed by the Company or any Company Subsidiary as of immediately prior to the Effective Time who, as of the Effective Time, continued his or her employment with Parent or any of its Subsidiaries (including the Surviving Company) (each, a “Continuing Employee”) with (i) an annual base salary or hourly wage rate (as applicable), that is not less than the annual base salary or hourly wage rate (as applicable) provided to such Continuing Employee immediately prior to the Effective Time and (ii) target bonus opportunities and other employee benefits (excluding equity and equity-based compensation) that are substantially comparable in the aggregate to the target bonus opportunities and employee benefits (excluding equity and equity-based compensation) provided to such Continuing Employees immediately prior to the Effective Time.

(b)          With respect to employee benefit plans (excluding defined benefit pension benefit plans and retiree medical) maintained by Parent or any of its Subsidiaries, including the Surviving Company (including any vacation, paid time-off and severance plans) (collectively, the “New Plans”), Parent shall, or shall cause its Subsidiaries (including the Surviving Company) to, use commercially reasonable efforts to, for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, treat each Continuing Employee’s service with the Company or any Company Subsidiary (or any predecessor entities), as reflected in the Company’s records and to the same extent such service was recognized by the Company, as service with Parent or any Subsidiary thereof, including the Surviving Company; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(c)          Parent shall, or shall cause its Subsidiaries (including the Surviving Company) to, use reasonable best efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, evidence of insurability, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its Subsidiaries (including the Surviving Company) in which Continuing Employees (and their eligible dependents) will be eligible to participate as of the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time (such plans, collectively, the “Old Plans”). Parent shall, or shall cause its Subsidiaries (including the Surviving Company) to, use reasonable best efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each participant in an applicable Old Plan (including his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co- payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and his or her eligible dependents) will be eligible to participate from and after the Effective Time.

(d)          Any vacation or paid time off that is accrued but unused by a Continuing Employee as of immediately prior to the Effective Time shall be credited to such Continuing Employee following the Effective Time; provided, however, that, such accrued but unused vacation or paid time off shall be subject to accrual limits or other forfeiture and may only be used by the applicable Continuing Employee, in each case, in accordance with the terms of the vacation and paid time off policies of Parent and its Subsidiaries as may be in effect from time to time following the Effective Time.

(e)          With respect to any Continuing Employee whose employment is terminated by Parent or any of its Subsidiaries or who resigns from employment with Parent or any of its Subsidiaries during the 12-month period commencing on the Closing Date, Parent shall provide, or shall cause its applicable Subsidiary to provide, severance payments and benefits to such Continuing Employee, which shall be equal to the severance payments and benefits payable to the Continuing Employee upon such termination or resignation, if any, under the Company Plan providing for severance benefits to such Continuing Employee as in effect as of the date hereof; provided, however, that Parent’s obligation to provide such Continuing Employee with such severance payments and benefits shall be subject to (x) such Continuing Employee’s timely execution, delivery and non-revocation of a general release in favor of Parent and its Subsidiaries and (y) to the extent applicable, such Continuing Employee’s Waiver Agreement.

(f)          Nothing in this Section 5.5 will be construed as the establishment of, an amendment of, or undertaking to amend, any Company Plan or New Plan or to prevent the amendment or termination of any Company Plan or New Plan in accordance with its terms. Nothing in this Section 5.5 shall limit the right of Parent, the Surviving Company or any of their respective Subsidiaries to terminate the employment of any Continuing Employee at any time, for any or no reason. The provisions of this Section 5.5 are solely for the benefit of the parties to this Agreement, and no current or former director, officer, employee, other service provider or independent contractor or any other person shall be a third party beneficiary of this Agreement or have any rights or remedies under this Agreement. Nothing herein shall be construed as the establishment of, termination of or an amendment to any Company Plan or New Plan or other compensation or benefit plan or arrangement for any purpose.

ARTICLE VI.
ADDITIONAL AGREEMENTS

Section 6.1          Access; Confidentiality; Certain Notices.

(a)          From the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to the extent permitted by applicable Law, the Company will, and will cause each of the Company Subsidiaries to (i) afford to Parent, Merger Sub and their respective Representatives reasonable access, during normal business hours and upon reasonable advance notice, to all of their properties, offices, books, Contracts, commitments, personnel and records, and (ii) furnish to Parent, Merger Sub and their respective Representatives all existing information (financial or otherwise) concerning its business, properties and personnel as Parent, Merger Sub and their respective Representatives may reasonably request in order to consummate the Merger; provided, however, that Parent and its Representatives shall use reasonable efforts to conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company. Notwithstanding the foregoing, the Company will not be required by this Section 6.1 to provide Parent, Merger Sub or their respective Representatives with access to or to disclose information that (i) is subject to any attorney client or attorney work product or other legal privilege, (ii) would result in the disclosure of any Trade Secrets of third parties or otherwise breach, contravene or violate any confidentiality obligations of the Company or a Company Subsidiary pursuant to an effective Contract existing prior to the date of this Agreement to which the Company or such Company Subsidiary is a party or (iii) would reasonably be expected to breach, contravene or violate any applicable Law; provided, however, that, in the case of clause (i), (ii) or (iii), the Company will inform Parent and Merger Sub of the general nature of the document or information being withheld and reasonably cooperate with Parent and Merger Sub to provide for substitute disclosures. The Confidentiality Agreement will apply to any non-public information furnished under this Section 6.1 or Section 6.2.

(b)          The Company will, and will cause the Company Subsidiaries and its and their respective employees to and will direct other Representatives to, (i) (A) engage at Parent’s cost, or assist Parent with engaging, a third-party service provider to conduct a scan of all Company Source Code, including to identify and report on the use of Open Source Software in connection therewith (such scan, a “Source Code Scan”), and (B) provide Parent with a copy of any report detailing such third-party service provider’s findings of the Source Code Scan promptly following receipt of such report or authorize the direct sharing of such findings with Parent and (ii) assist Parent and its Representatives, including any qualified third-party security service provider engaged by Parent, with conducting reasonable security assessments and testing of the Company IT Systems and the security program and controls of the Company and Company Subsidiaries, including through audits, penetration testing, vulnerability scanning, or reviews of any applicable tools, Company Products, policies and Contracts.

(c)          The Company will give prompt notice to Parent, and Parent will give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement or the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (ii) of any Action commenced or, to the Knowledge of the Company or the Knowledge of Parent, threatened in writing against, the Company or any Company Subsidiary or otherwise relating to, involving or affecting the Company or any Company Subsidiary, in each case in connection with or arising from or otherwise relating to the Transactions, and (iii) upon becoming aware of the occurrence or impending occurrence of any event or circumstance which would reasonably be expected, individually or in the aggregate, to result in the failure to be satisfied of any of the conditions to the other Party’s obligation to effect the Merger or that would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that the delivery of any notice pursuant to this Section 6.1(c) will not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice will not affect any of the conditions set forth in Article VII or give rise to any right to terminate this Agreement under Article VIII.

Section 6.2          Appropriate Action; Consents; Filings.

(a)          Subject to the terms and conditions of this Agreement, including, without limitation, Section 6.2(f) and Section 6.2(g), each Party will use its reasonable best efforts to (i) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to cause the conditions to Closing to be satisfied as promptly as reasonably practicable (and in any event no later than the Outside Date (as defined below) (as the same may be extended)) and to consummate and make effective the Merger and the other Transactions as soon as practicable after the date of this Agreement, including preparing and filing, in consultation with the other Party and as promptly as reasonably practicable and advisable after the date of this Agreement, all documentation to effect all necessary (or advisable, in Parent’s sole discretion) applications, notices, petitions, filings, registrations, notifications, statements, submissions of information and other documents (including any required (or recommended, Parent’s sole discretion) filings under applicable Laws); (ii) obtain as promptly as reasonably practicable (and in any event no later than the Outside Date (as the same may be extended)) all waiting period expirations or terminations, approvals, Consents, clearances, registrations, Permits and authorizations necessary or advisable to be obtained from any Governmental Authority in order to consummate the Merger or any of the other Transactions; and (iii) obtain all necessary Consents, approvals or waivers from third parties in connection with the Merger and the other Transactions. In furtherance and not in limitation of the foregoing, each Party agrees (x) to make all necessary applications, notices, petitions and filings required with respect to this Agreement or the Transactions in connection with (A) the pre-merger notification under the HSR Act as promptly as reasonably practicable but in no case later than ten Business Days after execution of this Agreement and (B) the pre-merger notification to any Specified Antitrust Authority (other than in the United States), if any, as promptly as reasonably practicable after the execution of this Agreement (in each case, unless another date is mutually agreed between the Parties), or where the ability to control timing of the application, notice, petition or filing is not within the control of the submitting Party, commence pre-submission consultation procedures for, any applications notices, petitions or filings with the Specified Antitrust Authorities, and (y) to promptly determine whether any other filings are required to be made with, and whether any other Consents, approvals, Permits or authorizations are required to be obtained from, any Governmental Authority under any other applicable Law in connection with the Transactions, and if so, to prepare and file any such filings and to seek any such other Consents, approvals, Permits or authorizations (the filings described in the foregoing clauses (i) through (ii), collectively, “Regulatory Filings”).

(b)          Subject to Section 6.2(f) and Section 6.2(g), in connection with, and without limiting, the efforts or the obligations of the Parties under Section 6.2(a), each of Parent and the Company will, to the extent permitted by applicable Law and not prohibited by the applicable Governmental Authority and subject to all applicable privileges (including the attorney client privilege), (i) cooperate and coordinate with the other in the making of Regulatory Filings (and, to the extent permitted by applicable Law and subject to the provisions of Section 6.1(c), the Company will provide copies, or portions thereof, of all such documents to Parent prior to filing and consider all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation, request or other inquiry of any Governmental Authority under any applicable Law with respect to any such filing, (ii) supply outside counsel for the other Party with any information and reasonable assistance that may be required or reasonably requested in connection with the making of such filings, (iii) supply, during the relevant waiting periods, any additional or supplemental information that may be required or reasonably requested by the Federal Trade Commission (the “FTC”), the DOJ, and the relevant Governmental Authorities of any applicable jurisdiction in which any such filing is made under any other applicable Law and (iv) use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to obtain the expiration or termination of the applicable waiting periods (and any extension thereof) or of the required approvals (the “Antitrust Approvals”) under the HSR Act, or any other Antitrust Law, in each case, as promptly as reasonably practicable, and to avoid any impediment to the consummation of the Transactions, including the Merger, under any applicable Law, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as the FTC, the DOJ, or any other Governmental Authority may assert under Antitrust Laws with respect to the Merger or the other Transactions.

(c)          Promptly following the Closing, the Parent will cause the Surviving Company to deliver to the IIA the IIA Notice and IIA Undertaking executed by the Parent and/or its affiliates.

(d)          Each of Parent and Merger Sub (and their respective affiliates, if applicable), on the one hand, and the Company (and the Company Subsidiaries, if applicable), on the other hand, will, to the extent practicable and unless prohibited by applicable Law or by the applicable Governmental Authority and subject to all applicable privileges (including the attorney client privilege), promptly inform outside counsel for the other Party of any material communication from any Governmental Authority regarding any of the Transactions in connection with any Regulatory Filings or investigations with, by or before any Governmental Authority relating to this Agreement or the Transactions, including any Actions initiated by a private party. If any Party or Subsidiary or other affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to a Regulatory Filing, then such Party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the Parties will (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger or any other Transactions, (ii) give each other’s outside counsel an opportunity to participate in each of such meetings, (iii) keep each other reasonably apprised with respect to any material communications with any Governmental Authority regarding the Merger or any other Transactions, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger or any other Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of each other with respect to, all material written communications (including joint applications, analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger or any other Transactions and (vi) provide each other (or its counsel, as appropriate) with copies of all material written communications to or from any Governmental Authority relating to the Merger or any other Transactions. Subject to applicable Law relating to the exchange of information, Parent (in good faith consultation with the Company and after due consideration of the Company’s reasonable suggestions) will have the right (A) to direct all matters with any Governmental Authority relating to the Transactions and (B) to review in advance, and direct the revision of, any filing, application, notification or other document to be submitted by the Company to any Governmental Authority under any Antitrust Law. The Company will not proffer, make proposals, negotiate, execute, carry out or submit to any agreements or Orders with any Governmental Authority in connection with the Transactions without mutual agreement to take such action between Parent and the Company and any such action will be conditioned on the consummation of the Transactions.

(e)          Any disclosures, rights to participate or provisions of information by one Party to the other under this Section 6.2 may be made on a counsel-only basis to the extent required under applicable Law.

(f)          For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, including in the foregoing provisions of this Section 6.2, in no event will Parent or any of its Subsidiaries or other affiliates be obligated to (i) propose, negotiate, agree or commit to, effect or undertake (A) any action that materially limits the freedom of action with respect to the business conduct of, or the ability to operate any of the businesses, product lines or assets of, Parent or any of its Subsidiaries, (B) any sale, divestiture, transfer, license, disposition or hold separate (through the establishment of a trust or otherwise) of any assets, properties or businesses of Parent or any of its Subsidiaries; or (C) any action that could, individually or in the aggregate, reasonably be anticipated to have a material adverse impact on the business or financial condition of Parent or any of its Subsidiaries, including, following the Merger, the Surviving Company, or (ii) commence or participate in any lawsuit or other Action, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or any of the other Transactions.

(g)          Notwithstanding anything to the contrary in this Section 6.2, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, will be required to (and the Company will not, without Parent’s prior written consent) agree to any term or take or omit to take any action in connection with obtaining the Antitrust Approvals that is not conditioned upon the consummation of the Merger and the other Transactions.

(h)          From and after the date of this Agreement until the earlier of the Effective Time or on the date, if any, on which this Agreement is terminated in accordance with Section 8.1, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, shall take, directly or indirectly, through one or more of their respective affiliates or otherwise, any action, including acquiring or making any investment in any Person or any division or assets thereof, if such action would have the effect of preventing or causing a material delay in the satisfaction of the condition to Closing contained in Section 7.1(b) or Section 7.1(c) or the consummation of the Merger or the other Transactions.

(i)          Parent and the Company will each be responsible for and timely pay 50% of the filing fees associated with the HSR Act filings and any other filings made pursuant to any other Antitrust Law.

Section 6.3           Publicity. So long as this Agreement is in effect, Parent and Merger Sub, on the one hand, and the Company, on the other hand, will not issue any press release or make any public statement with respect to this Agreement, the Merger or the other Transactions without the prior written consent of the other Party (which consent will not be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law or the rules or regulations of Nasdaq, NYSE or Governmental Authority to which the relevant Party is subject, in which case the Party required to make the release or announcement will use its commercially reasonable efforts to allow each other Party reasonable time to comment on such release or announcement in advance of such issuance and consider in good faith all reasonable additions, deletions or changes suggested by the other Party, or (b) with respect to any press release or other public statement by the Company permitted by Section 5.2. The press release announcing the execution and delivery of this Agreement will be a joint release of, and will not be issued prior to the approval of each of, Parent and the Company. Notwithstanding the foregoing provisions of this Section 6.3, (i) Parent and the Company may make press releases and other public announcements concerning this Agreement or the Transactions that consist solely of information previously disclosed in previous press releases and other public announcements made by Parent and/or the Company in compliance with this Section 6.3, (ii) Parent and the Company may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements (x) consist solely of information previously disclosed in previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 6.3 and (y) do not reveal non-public information regarding the other Parties, this Agreement or the Transactions, (iii) the Company shall not be required to provide any review or comment to Parent regarding any statement, release or disclosure made by the Company or its Representatives that does not reveal non-public information regarding the Parties, this Agreement or the Transactions in response to or in connection with the receipt and existence of an Acquisition Proposal, the consideration of making a Company Change of Recommendation or any matters related thereto, and (iv) Parent shall not be required to provide any review or comment to the Company regarding any statement, release or disclosure made by the Parent or its Representatives that does not reveal non-public information regarding the Company or the Company Subsidiaries, this Agreement or the Transactions in response to or in connection with the Company’s receipt and existence of, or disclosure in relation to, an Acquisition Proposal, or any matters related thereto. As promptly as practicable after the date of this Agreement, the Company will file a report on Form 6-K with the SEC attaching such joint press release and a copy of this Agreement as exhibits.

Section 6.4          Directors’ and Officers’ Insurance and Indemnification.

(a)          For a period of seven years from and after the Effective Time, Parent will cause the Surviving Company to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification and exculpation, including advancements of expenses, provisions under the Company Charter Documents and policies and any indemnification agreement between the Company, on the one hand, and any of its current or former directors and officers (collectively, the “Covered Persons”), on the other hand, in each case, (x) as in effect on the date hereof and (y) to the extent set forth on Section 6.4 of the Company Disclosure Letter. with respect to acts or omissions by them in their capacities as such at any time at or prior to the Effective Time to the extent permitted by Law (subject to the limitations set forth in Sections 259(b), 263 and 264 of the ICL).

(b)          Prior to the Closing, the Company will obtain a prepaid “tail” directors’ and officers’ liability insurance policy covering acts or omissions occurring prior to the Closing Date with respect to those Persons who are currently covered by the Company’s or of any Company Subsidiary’s directors’ and officers’ liability insurance policy on terms with respect to such coverage and amount no less favorable in the aggregate to the Company’s or of any Company Subsidiary’s directors and officers currently covered by such insurance than those of such policy in effect on the date hereof; provided, however, that such “tail” policy will (x) provide such coverage for seven years from the Closing Date, (y) be obtained, in consultation with Parent, from the Company’s or Parent’s current insurance company or another reputable insurance company reasonably satisfactory to Parent and (z) not have an annual premium in excess of 200% of the last annual premium paid for such a policy by the Company prior to the Closing.

(c)          This Section 6.4 (i) will survive the consummation of the Merger and the Effective Time, is intended to benefit and may be enforced by the Covered Persons, (ii) will be binding on all successors and assigns of Parent and the Surviving Company, and (iii) will not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns). In the event that Parent or the Surviving Company (i) consolidates with or merges into any other Person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision will be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, will assume the obligations set forth in this Section 6.4.

Section 6.5           Takeover Statutes. The Company and Company Board will (a) take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, take all action necessary so that the Merger and the other Transactions may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.

Section 6.6           Obligations of Merger Sub and Surviving Company. Parent will take all action necessary to cause Merger Sub and the Surviving Company to perform the respective obligations of Merger Sub and the Surviving Company under this Agreement upon the terms and subject to the conditions set forth in this Agreement.

Section 6.7          Delisting; Transition Period Reports.

(a)          The Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all actions reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of Nasdaq to cause the Company Shares to be delisted from Nasdaq as promptly as practicable following the Effective Time and deregistered under the Exchange Act as promptly as practicable following such delisting; provided, however, that such delisting and deregistration shall not be effective until as of the Effective Time or as promptly as practicable thereafter.

(b)          If (i) the Company is required or reasonably expected to be required to file with or furnish to the SEC any reports pursuant to the Exchange Act following the date hereof and prior to the Effective Time (other than any report relating to any Acquisition Proposal or Company Change of Recommendation) or (ii) the Surviving Company is required or reasonably expected to be required to file with or furnish to the SEC any reports pursuant to the Exchange Act within ten Business Days after the Effective Time (other than any reports relating to this Agreement, the Merger or any of the other Transactions), then the Company will provide to Parent a substantially final draft of each such report and a fully executed version of each certification required to be filed with such report (each report, together with any certifications to be filed therewith and any information incorporated by reference therein, a “Transition Period Report”) as soon as reasonably practicable prior to the filing or furnishing date of such Transition Period Reports (and, in any event, at least ten Business Days prior to the filing of the Company’s Annual Report on Form 20-F and at least seven Business Days with respect to the filing or furnishing of the Company’s reports on Form 6-K (unless otherwise agreed by Parent)). The Company will give due consideration in good faith to all reasonable comments provided by Parent with respect to each Transition Period Report to be filed with or furnished to the SEC. The Company will use reasonable best efforts to timely file or furnish to the SEC each Transition Period Report.

Section 6.8          Transaction Litigation. The Company will give Parent reasonable opportunity (at Parent’s sole cost and expense) to participate in the Company’s defense or settlement of any shareholder litigation against the Company, any Company Subsidiary and/or their respective directors and officers relating to this Agreement and/or the Transactions, including the Merger. To the extent practicable and legally permissible, the Company will promptly notify Parent of any such litigation and will keep Parent reasonably and promptly informed with respect to the status thereof. Prior to the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1, the Company will not settle or offer to settle any such litigation commenced after the date of this Agreement against the Company or its directors, executive officers or similar Persons by any Company Shareholder relating to this Agreement and/or the Transactions without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed to the extent such settlement or offer to settle would not have a material adverse impact on Parent, the Surviving Company or any of their respective affiliates following the Effective Time).

Section 6.9           Control of Operations. Without limiting any Party’s rights or obligations set forth in this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement will give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.10          Tax Rulings.

(a)          As soon as practicable after the date of this Agreement (but, in any event, no later than 15 Business Days following the date of this Agreement), the Company will instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling (which will be approved by Parent or its Israeli counsel prior to its submission and which approval will not be unreasonably withheld, conditioned or delayed) confirming that (i) the cancellation and exchange of the Section 102 Awards in accordance with Section 2.3(a) and Section 2.3(b), and conversion of the Section 102 Shares in accordance with Section 2.1(a) will not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the consideration payable under Section 2.3(a)(i), Section 2.3(a)(ii), Section 2.3(b)(i) and Section 2.3(b)(iv), and the Per Share Merger Consideration are deposited with the 102 Trustee until the end of the respective holding period, and (ii) the deposit of the consideration payable under Section 2.3(a)(i), Section 2.3(a)(ii), Section 2.3(b)(i), and Section 2.3(b)(iv), and the Per Share Merger Consideration with the Exchange Agent and the 102 Trustee will not be subject to any withholding obligation, and such ruling may provide other withholding instructions to the Exchange Agent and Israeli Withholding Agent with respect thereto (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”). The Company will include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Company, the Exchange Agent and their respective agents from any withholding obligation in relation to any payments made with respect to any Section 102 Awards, Section 102 Shares or Section 3(i) Awards. If the Options Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company will seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf (including the Exchange Agent) will be exempt from Israeli withholding Tax in relation to any payments made with respect to any Company Options, Section 102 Shares or Company RSU Awards (whether or not subject to Section 102 of the Ordinance) to the Exchange Agent, the 102 Trustee or the Company in connection with the Merger (the “Interim Options Tax Ruling”). To the extent that prior to the Closing an Interim Options Tax Ruling will have been obtained, then all references in this Agreement to the Options Tax Ruling will be deemed to refer to such Interim Options Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained. The Company will use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Options Tax Ruling prior to the Closing. For the avoidance of doubt, obtaining the Interim Options Tax Ruling or the Options Tax Ruling prior to the Closing is not a condition to the Closing.

(b)          As soon as practicable following the date of this Agreement, the Company will instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (which will be approved by Parent or its Israeli counsel prior to its submission and which approval will not be unreasonably withheld, conditioned or delayed) that: (i) with respect to holders of Company Shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Per Share Merger Consideration (other than the Company Shares subject to Section 102 of the Ordinance), or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at the source is to be implemented, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than the Company Shares subject to Section 102 of the Ordinance) (x) exempting Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Per Share Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied; and (iii) and with respect to holders of Company Options and Company RSU Awards which are not Section 102 Awards, that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Option Consideration and Cashed-Out RSU Consideration, as applicable, or clarifying that no such obligation exists, or (B) instructing Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, the rate or rates of withholding to be applied and how to identify any such non-Israeli residents (the “Withholding Tax Ruling” and, together with the Options Tax Ruling and the Interim Options Tax Ruling, the “Tax Rulings” ). The Company will use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Withholding Tax Ruling prior to the Closing. For the avoidance of doubt, obtaining the Withholding Tax Ruling prior to the Closing is not a condition to the Closing.

(c)          Without limiting the generality of Section 6.10(a) and Section 6.10(b), each of the Company and Parent will direct their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of any application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Options Tax Ruling (including the Interim Options Tax Ruling) and the Withholding Tax Ruling. The applications for, and the final texts of, the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling will be subject to the prior written confirmation of Parent or its counsel (which confirmation shall not be unreasonably withheld, conditioned, or delayed). In the event that the Interim Options Tax Ruling, the Options Tax Ruling or the Withholding Tax Ruling has not been obtained in accordance with the terms of this Section 6.10, Parent may make such payments and withhold any applicable Taxes in accordance with Article II.

Section 6.11           Resignations. The Company will use reasonable best efforts to cause each member of the Company Board and of each governing body of a Company Subsidiary and, to the extent an officer of the Company and/or a Company Subsidiary is not designated by Parent as an officer of the Surviving Company in accordance with Section 1.6, each such officer of the Company and/or a Company Subsidiary to execute written resignations, in form and substance satisfactory to Parent, effective as of and conditioned upon the Effective Time (the “Resignations”), and the Company will use reasonable best efforts to deliver true, correct and complete copies of such executed Resignations to Parent prior to the Effective Time.

Section 6.12           SVB Credit Facility. The Company will use commercially reasonable efforts to deliver evidence of the termination of that certain Loan and Security Agreement, dated as of August 12, 2021, by and among Silicon Valley Bank, the Company and WalkMe, Inc. (the “SVB Credit Facility”) to Parent prior to the Effective Time (it being understood that (x) promptly following such termination (and, in any event, prior to the Effective Time), any Liens or other security interests created or perfected in connection with the SVB Credit Facility will be terminated and released in all respects and evidence of such termination and release will be delivered to Parent as promptly as practicable thereafter, (y) following such termination, none of the Company, any Company Subsidiary or any affiliate thereof will have any obligations under the SVB Credit Facility and (z) such termination may be effective as of and conditioned upon the Effective Time).

Section 6.13           Japanese JV. Effective as of and conditioned upon the Effective Time, the Company will exercise the call option set forth in Section 3.5(b) of the Japanese JV Agreement (the “Japanese JV Call Option”). In connection with the exercise of the Japanese JV Call Option, the Company will use commercially reasonable efforts to have each equityholder and optionholder of the Japanese JV (other than the Company) execute a release in form and substance reasonably acceptable to Parent and will deliver such releases (to the extent obtained prior to Closing) to Parent as soon as practicable thereafter. Parent shall be responsible for all costs and expenses associated with exercising the Japanese JV Call Option.

Section 6.14           Waiver Agreements. The Company will cause each Waiver Agreement, which will not, without the prior written consent of Parent, be amended or modified in any respect after delivery thereof to Parent concurrently with the execution of this Agreement, to remain in full force and effect from and after the date hereof.

ARTICLE VII.

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1            Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to consummate the Transactions will be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by each or any of Parent, Merger Sub or the Company, as the case may be, to the extent permitted by applicable Law:

(a)          Shareholder Approval. The Company Shareholder Approval will have been obtained.

(b)          No Restraints. No Governmental Authority of competent jurisdiction will have issued an Adverse Law or Order restraining, enjoining or otherwise prohibiting the consummation of the Merger that is continuing and remains in effect.

(c)          Required Clearances. (i) Any applicable waiting period (or extension thereof) relating to the Merger under the HSR Act will have expired or been earlier terminated and (ii) any waiting period, clearance, waiver or affirmative approval of a Governmental Authority set forth on Section 7.1(c) of the Company Disclosure Letter will have been obtained and remain in effect and any waiting period related thereto will have expired; and

(d)          Statutory Waiting Period. (i) At least 50 days will have elapsed after the filing of the Merger Proposal with the Companies Registrar, and (ii) at least 30 days will have elapsed after the Company Shareholder Approval has been obtained.

Section 7.2          Conditions to Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to consummate the Transactions are further subject to the satisfaction (or waiver in writing by Parent and Merger Sub, as applicable) at or prior to the Effective Time of each of the following additional conditions:

(a)        Representations and Warranties. Each representation and warranty of the Company (i) contained in Section 3.1 (Corporate Organization; Subsidiaries), Section 3.4 (Authority; Execution and Delivery; Enforceability), Section 3.21 (Brokers and Expenses), Section 3.22 (Takeover Statutes), Section 3.24 (Vote Required) and Section 3.25 (Opinion of Financial Advisors) will be, if qualified by materiality or “Company Material Adverse Effect”, true and correct in all respects, and, if not qualified by materiality or “Company Material Adverse Effect”, true and correct in all material respects at and as of the Closing Date as though made on the Closing Date (except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time)); (ii) contained in Section 3.9(c) (Absence of Certain Changes or Events) will be true and correct in all respects at and as of the Closing Date as though made on the Closing Date, (iii) contained in Section 3.3(c) (Capitalization) will be true and correct in all respects (other than de minimis inaccuracies) at and as of the Closing Date as though made on the Closing Date (except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time)), and (iv) otherwise set forth in Article III, without giving effect to any qualifications as to materiality or Company Material Adverse Effect or other similar qualifications contained therein, will be true and correct at and as of the Closing Date as though made on the Closing Date (except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time)), except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect;

(b)          Covenants. The Company will have complied with or performed, in all material respects, the covenants, obligations and agreements of the Company under this Agreement to be complied with or performed by it on or prior to the Effective Time;

(c)          Company Material Adverse Effect. No Company Material Adverse Effect will have occurred since the date of this Agreement that is continuing; and

(d)          Certificate. The Company will have furnished Parent with a certificate, dated as of the Closing Date and signed by the chief executive officer or chief financial officer of the Company, certifying to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

Section 7.3           Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions are further subject to the satisfaction (or waiver in writing by the Company) at or prior to the Effective Time of each of the following additional conditions:

(a)          Representations and Warranties. Each representation and warranty of Parent and Merger Sub (i) contained in Section 4.1 (Corporate Organization), Section 4.2 (Authority; Execution and Delivery; Enforceability), Section 4.8 (Sufficient Funds) and Section 4.9 (Brokers and Expenses) will be, if qualified by materiality or “Parent Material Adverse Effect”, true and correct in all respects, and, if not qualified by materiality or “Company Material Adverse Effect”, true and correct in all material respects at and as of the Closing Date as though made on the Closing Date (except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time)); and (ii) otherwise set forth in Article IV, without giving effect to any qualifications as to materiality or Parent Material Adverse Effect or other similar qualifications contained therein, will be true and correct at and as of the Closing Date as though made on the Closing Date (except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time)), except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Parent Material Adverse Effect;

(b)          Covenants. Parent and Merger Sub will have complied with or performed, in all material respects, the respective covenants, obligations and agreements of Parent and Merger Sub under this Agreement to be complied with or performed by them on or prior to the Closing Date; and

(c)          Certificate. Parent will have furnished the Company with a certificate, dated as of the Closing Date and signed by an executive officer of Parent, certifying to the effect that the conditions set forth in Section 7.3(a) and (b) have been satisfied.

Section 7.4  Frustration of Closing Conditions. Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 7.1 or Section 7.2 to be satisfied if such failure was primarily caused by the failure of Parent or Merger Sub to perform any of their respective material obligations under this Agreement. The Company may not rely on the failure of any condition set forth in Section 7.1 or Section 7.3 to be satisfied if such failure was primarily caused by the failure of the Company to perform any of its material obligations under this Agreement.

ARTICLE VIII.

TERMINATION

Section 8.1            Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding receipt of the Company Shareholder Approval (except as otherwise provided below) as follows:

(a)	by mutual written consent of Parent and the Company;

(b)          by either the Company or Parent, if a Governmental Authority of competent jurisdiction has issued a final and non-appealable Adverse Law or Order that remains in effect and that permanently restrains, permanently enjoins or otherwise permanently prohibits the consummation of the Merger; provided, however, that the right to terminate this Agreement under this Section 8.1(b) will not be available to any Party where such Party’s failure to fulfill its obligation under this Agreement has been the principal cause of, or resulted in, such Adverse Law or Order;

(c)          by Parent, if (i) there has been a breach by the Company of its representations, warranties or covenants contained in this Agreement, in each case, such that any condition contained in Section 7.1 or Section 7.2 is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent has delivered to the Company written notice of such breach and (iii) such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions in Section 7.1 and Section 7.2 prior to the Outside Date; provided, however, that Parent will not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if there has been any material breach by Parent or Merger Sub of its representations, warranties or covenants contained in this Agreement, such that any condition contained in Section 7.1 or Section 7.3 is not reasonably capable of being satisfied while such breach is continuing;

(d)          by the Company, if (i) there has been a breach by Parent or Merger Sub of any of its representations, warranties or covenants contained in this Agreement such that any condition contained in Section 7.1 or Section 7.3 is not reasonably capable of being satisfied while such breach is continuing, (ii) the Company has delivered to Parent written notice of such breach and (iii) such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions in Section 7.1 and Section 7.3 prior to the Outside Date; provided, however, that the Company will not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if there has been any material breach by the Company of its representations, warranties or covenants contained in this Agreement such that any condition contained in Section 7.1 or Section 7.2 is not reasonably capable of being satisfied while such breach is continuing;

(e)          by either Parent or the Company, if the Effective Time will not have occurred on or prior to March 4, 2025 (as it may be extended pursuant to this Section 8.1(e), the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(e) will not be available to any Party whose breach of such Party’s representation, warranty, covenant or agreement set forth in this Agreement has caused, or resulted in, the Effective Time not occurring on or prior to the Outside Date; provided, further, that, if on the Outside Date all of the conditions to Closing, other than the conditions set forth in Section 7.1(b) (No Restraints) or Section 7.1(c) (Required Clearances), shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions shall be capable of being satisfied at such time), then the Outside Date may, at Parent’s sole discretion, be extended for an additional period of 90 days following the Outside Date;

(f)          by Parent, if, prior to receipt of the Company Shareholder Approval, (i) the Company Board has effected a Company Change of Recommendation, whether or not permitted to do so under Section 5.2, or (ii) the Company materially breaches any of its obligations under Section 5.2;

(g)          by either Parent or the Company, if the Company Shareholder Approval has not been obtained at the Company Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; provided, however, that a Party will not be permitted to terminate this Agreement pursuant to this Section 8.1(g) if the failure of such Party seeking to terminate this Agreement to perform any covenant in this Agreement required to be performed by such Party at or prior to the Effective Time is the principal cause of the failure to obtain the Company Shareholder Approval; or

(h)          by the Company, if, prior to receipt of the Company Shareholder Approval, the Company Board determines to terminate this Agreement in order to accept a Superior Proposal in compliance with Section 5.2(e); provided, however, that the Company, prior to or concurrently with such termination, pays the Company Termination Fee to or for the account of Parent pursuant to Section 8.2.

Section 8.2          Effect of Termination; Termination Fee.

(a)          To terminate this Agreement as provided in Section 8.1 (other than in the case of termination pursuant to Section 8.1(a)), the terminating Party will give written notice to the other Party specifying the subsection of Section 8.1 pursuant to which such termination is made, and this Agreement will become null and void and there will be no liability on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement, the last sentence of Section 6.1(a), Section 6.3, this Section 8.2 and Section 9.3 through Section 9.13 will survive such termination; provided, however, that, notwithstanding anything to the contrary herein, each Party will remain liable for its fraud or a willful and material breach of its representations, warranties covenants or agreements set forth in this Agreement prior to such termination and any aggrieved Party will be entitled to all rights and remedies available under applicable Law or in equity.

(b)	Company Termination Fee.

(i)          The Parties agree that if this Agreement is terminated by Parent pursuant to Section 8.1(f) (Company Change of Recommendation) or the Company pursuant to Section 8.1(h) (Superior Proposal), then the Company will pay to Parent prior to or substantially concurrently with such termination, in the case of a termination by the Company, or within two Business Days thereafter, in the case of a termination by Parent, the Company Termination Fee.

(ii)          The Parties agree that if (x) this Agreement is terminated pursuant to Section 8.1(e) (Outside Date) or Section 8.1(g) (Company Shareholder Approval) and, at the time of termination pursuant to Section 8.1(e) (Outside Date), the Company has not held the Company Special Meeting, (y) after the date of this Agreement and prior to the date of the Company Special Meeting, an Acquisition Proposal has been publicly announced (which was not subsequently withdrawn) and (z) within 12 months after such termination, (A) the Company or an affiliate thereof executes a definitive agreement with respect to an Acquisition Proposal (which is consummated) or (B) the transaction contemplated by an Acquisition Proposal is consummated, then the Company will pay the Company Termination Fee to Parent no later than two Business Days after the date of such consummation of such transaction. For purposes of this Section 8.2(b)(ii), the term “Acquisition Proposal” will have the meaning assigned to such term in Section 9.5, except that the references to “20%” will be deemed to be references to “50%”.

(iii)          All payments under this Section 8.2(b) will be made in cash by wire transfer of immediately available funds to an account designated in writing by Parent, or in the absence of such designation, an account established for the sole benefit of Parent.

(iv)          The Company acknowledges that (A) the agreements contained in this Section 8.2(b) are an integral part of the Transactions and that, without these agreements, Parent and Merger Sub would not have entered into this Agreement and (B) the Company Termination Fee is not a penalty and is in a reasonable amount in order to compensate Parent and Merger Sub for their and their Representatives’ respective time, efforts and resources expended and opportunities forgone in anticipation of the consummation of the Transactions. For the avoidance of doubt, in no event will the Company be required to pay the Company Termination Fee on more than one occasion. Accordingly, if the Company fails to pay when due any amount payable under this Section 8.2(b), then, in addition to such amount payable, the Company will (I) reimburse Parent for all reasonable costs and expenses (including reasonable attorney’s fees and reasonable disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Parent of its rights under this Section 8.2(b) and (II) pay Parent interest on such overdue amount, for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid in full, at a rate per annum equal to 500 basis points over the prime lending rate as published in The Wall Street Journal in effect on the date such payment was originally required to be made. Parent’s right to receive payment from the Company of the Company Termination Fee shall be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties for any loss suffered as a result of the termination of this Agreement under circumstances requiring payment of the Company Termination Fee pursuant to this Section 8.2, and upon payment of such amount (if entitled under this Section 8.2(b)), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, including the Merger (except that the Company shall remain obligated for, and Parent and its affiliates may be entitled to remedies with respect to, the sections of this Agreement surviving such termination pursuant to Section 8.2). In any circumstance where performance by the Company of its obligations under this Agreement would relieve the Company of its obligation to pay the Company Termination Fee, Parent and Merger Sub may, in their sole discretion (x) seek specific performance pursuant to Section 9.13(c), (y) withdraw any claim for specific performance and require payment of the Company Termination Fee if entitled to payment thereof under this Section 8.2(b), or (z) if Parent and Merger Sub are unable for any reason to obtain specific performance, require payment of the Company Termination Fee if entitled to payment thereof under this Section 8.2(b).

(v)          In the event that the Company reasonably determines it is required to withhold amounts on account of Israeli Taxes from or in connection with the Company Termination Fee, the Company will notify Parent of such determination as promptly as reasonably practicable after making such determination and provide it with reasonable time (but, in any event, no less than 30 days after providing such notification to Parent) to enter into a paying agent agreement with an Israeli paying agent and deliver the Company Termination Fee, without any Tax withholding, to such paying agent, for the benefit of Parent. Such paying agent will be responsible for making any withholding and remitting of Israeli Taxes to the ITA in accordance with such paying agent agreement. Notwithstanding the foregoing, the Company Termination Fee payable to Parent will be deposited and held by such paying agent for the benefit of Parent for a period of up to 180 days from the date such amount was delivered to the paying agent, during which time no amount will be withheld and during which time the Parent may obtain a Valid Tax Certificate allowing the paying agent to make the payment of the Company Termination Fee with no withholding, or a reduced rate of withholding, on account of Israeli Taxes. To the extent that amounts are so withheld and timely remitted to the ITA, such withheld amounts will be treated for all purposes of this Agreement as having been paid to Parent. In the event that Parent requests such time extension as set forth above, then all references in this Agreement to payment of the Company Termination Fee will be deemed to provide for a deferral of the time upon which payment of the Company Termination Fee is due without such deferral limiting any rights of the Company to terminate this Agreement or in connection with such termination.

ARTICLE IX.
MISCELLANEOUS

Section 9.1          Amendment and Modification; Waiver.

(a)          Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Company Shareholder Approval, by written agreement of the Company and Parent; provided, however, that after receipt of the Company Shareholder Approval, no amendment will be made that by Law or in accordance with the rules of any relevant stock exchange requires further approval by Company Shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b)          At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (iii) waive compliance by the other with any of the agreements or covenants contained herein; provided, however, that after receipt of the Company Shareholder Approval, there may not be any extension or waiver of this Agreement which decreases the Per Share Merger Consideration or which adversely affects the rights of the Company Shareholders hereunder without the approval of the Company Shareholders. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 9.2          Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement will survive the Effective Time. None of the covenants or agreements of the Parties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement to the extent that it is to be performed prior to the Effective Time will survive the Effective Time. For the avoidance of doubt, this Section 9.2 will not limit any covenant or agreement of the Parties which by its terms expressly contemplates performance at or after the Effective Time.

Section 9.3           Expenses. Except as otherwise expressly provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions will be paid by the Party incurring such Expenses.

Section 9.4           Notices. Any notices or other communications to any Party required or permitted under, or otherwise given in connection with, this Agreement will be in writing and will be deemed to have been duly given (a) when delivered if delivered in person, (b) on the fifth Business Day after dispatch by registered or certified mail, (c) on the next Business Day if transmitted by national overnight courier or (d) when delivered by email, if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, in each case, addressed as follows (or to such other Persons or addressees as may be designated in writing by the Party to receive such notice):

If to Parent or Merger Sub, addressed to it at:

SAP SE
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany
Attention:	Dr. Gabriel Harnier Trey White Julian Klose
Email:	gabriel.harnier@sap.com trey.white@sap.com julian.klose@sap.com with copies to (for information purposes only):

Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, CA 94025
Attention:	Matthew Gemello Spencer Cohen
Email:	matthew@orrick.com spencer.cohen@orrick.com

Gornitzky & Co.
Vitania Tel-Aviv Tower
20 HaHarash St.
Tel Aviv, Israel 6761310
Attention:	Chaim Friedland Ari Fried
Email:	friedland@gornitzky.com arif@gornitzky.com

If to the Company, addressed to it at:

WalkMe Ltd.
1 Walter Moses St.
Tel Aviv 6789903, Israel
Attention:	Dan Adika Hagit Ynon Paul Shinn
Email:	dan@walkme.com hagit.ynon@walkme.com paul.shinn@walkme.com

with copies to (for information purposes only):

              Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025, U.S.A.
Attention:	Tad J. Freese Mark M. Bekheit
Email:	tad.freese@lw.com mark.bekheit@lw.com

Meitar, Law Offices
16 Abba Hillel Silver Road
Ramat Gan, 5250608, Israel
Attention:	Shachar Hadar Ran Camchy Matthew Rudolph
Email:	shacharh@meitar.com ranca@meitar.com matthewr@meitar.com

Section 9.5          Certain Definitions. For the purposes of this Agreement, the term:

“102 Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Section 102 Shares and Section 102 Awards.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains customary limitations on the use and disclosure of all non-public written and oral information furnished to a Third Party by or on behalf of the Company and Company Subsidiaries and such other confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, however, that any such confidentiality agreement (i) will not be required to contain a standstill provision and (ii) will not restrict the Company’s ability to comply with the terms of Section 5.2.

“Acquisition Proposal” means any bona fide written offer or proposal from a Third Party concerning (a) a merger, consolidation or other business combination transaction involving the Company and/or a Company Subsidiary, (b) a sale, lease or other disposition, by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company (including equity interests of any Company Subsidiary) and/or a Company Subsidiary representing 20% or more of the consolidated assets, revenues or net income of the Company and Company Subsidiaries, (c) an issuance (including by way of merger, consolidation, business combination or share exchange) of equity interests representing 20% or more of the voting power of the Company, or (d) any combination of the foregoing (in each case, for the avoidance of doubt, other than the Merger).

“Action” means any claim, demand, action, arbitration, audit, hearing, inquiry, investigation, examination proceeding, administrative enforcement proceeding, litigation or suit (whether civil, criminal or administrative) commenced, brought, conducted, or heard by or before, or otherwise involving any Governmental Authority or arbitrator.

“Adverse Law or Order” means (a) any Law has been enacted or promulgated by any Governmental Authority of competent jurisdiction prohibiting or making illegal the consummation of the Merger or (b) there is in effect any Order preventing the consummation of the Merger.

“AI Technologies” means any and all Generative AI Technologies and Other AI Technologies.

“Antitrust Laws” mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act and the Israeli Competition Law.

“Business Days” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York, Berlin, Germany, or Tel Aviv, Israel are authorized or required by applicable Law to close.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company AI Products” means any Company Products that employ or make use of AI Technologies.

“Company Balance Sheet Date” means December 31, 2023.

“Company Data” means all data of any kind or character contained in the Company IT Systems or any databases owned or controlled by any of the Company, Company Subsidiaries, or any of its or their designees (including any and all Trade Secrets), and all other information and data compilations collected, generated, obtained, or received in connection with the marketing, delivery, or use of any Company Product, or that is used in or necessary to the conduct of the Company’s and Company Subsidiaries’ business as currently and formerly conducted and as proposed to be conducted.

“Company Equity Awards” means each outstanding award granted under the Company Equity Plans or otherwise (including each outstanding Company Option and Company RSU Award).

“Company Equity Plans” means the Company’s Restated 2012 Share Option Plan, the 2021 Share Incentive Plan and the Company ESPP, in each case, as amended from time to time.

“Company ERISA Affiliate” means any Person which together with the Company is treated as a single employer for purposes of Section 414(b), (c), (m) or (o) of the Code.

“Company ESPP” means the Company’s 2021 Employee Share Purchase Plan.

“Company Intervening Event” means a material positive Effect on the business, assets, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole: (a) that was not known or reasonably foreseeable to the Company Board and the material consequences of which were not reasonably foreseeable, as of the date of this Agreement but become known to the Company Board prior to the receipt of the Company Shareholder Approval, and (b) that does not relate to any Acquisition Proposal; provided, however, that any Effect related to any of the following shall not constitute a Company Intervening Event: (i) the Effects arising from the announcement (whether or not authorized by the Parties, including any pre-signing reports in the press or otherwise, reporting on a potential transaction among the Parties or otherwise relating to the acquisition of the Company) or pendency of this Agreement or the Transactions; and (ii) any change in the trading price or trading volume of Company Shares on Nasdaq or any change in the Company’s credit rating.

“Company IT Systems” means any information technology and computer systems (including Software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, telecommunications networks and systems for voice, data, and video or other information technology (IT) networks and systems), whether owned or controlled by the Company or any Company Subsidiary, relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or related to the conduct of the Company’s and any Company Subsidiary’s business.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, (x) has had, or could be reasonably expected to have, a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and Company Subsidiaries, taken as a whole, or (y) prevents or materially impairs or delays or would reasonably be expected to prevent or materially impair or delay the ability of the Company to consummate the Transactions or performance by the Company of any of its obligations under this Agreement; provided, however, that adverse Effects arising out of, resulting from or attributable to the following will not constitute or be deemed to contribute, either individually or in the aggregate, to be a Company Material Adverse Effect, and will not otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or could reasonably be expected to occur, except that Effects with respect to clauses (a), (b), (c) and (d) of the below will be so considered to the extent (and only to the extent) such Effect disproportionately impacts the Company and Company Subsidiaries, taken as a whole, in any material respect relative to other companies of comparable size operating in the same industries in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate impact will be taken into account in determining whether there has been a Company Material Adverse Effect): (a) changes or proposed changes in applicable Laws, governmental policies (including changes in trade policies or the imposition of or changes in tariffs), GAAP or the interpretation or enforcement thereof, (b) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial or commodities markets, including interests rates, exchange rates or fuel prices, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which the Company or Company Subsidiaries operate in the United States or globally, (c) changes in global or national political conditions or changes in such conditions or acts of war, sabotage or terrorism (including the outbreak or escalation of war (whether or not declared), military action, sabotage or acts of terrorism) or cyber attacks, (d) changes due to natural disasters, including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, changes in the weather and other force majeure events or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, (e) actions or omissions required of the Company under this Agreement or taken or not taken at the written request of, or with the written consent of, the Parent or any of its affiliates, (f) the negotiation, execution, delivery, announcement, performance, compliance with, pendency or consummation of this Agreement and the Transactions, including the identity of, or the effect of any fact or circumstance relating to, the Parent or any of its affiliates or any communication by Parent or any of its affiliates regarding plans, proposals or projections with respect to the Company, Company Subsidiaries or their employees (including any impact on the relationship of the Company or Company Subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, lenders, employees or partners), (g) any Action arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (h) changes in the trading price or trading volume of Company Shares or any suspension of trading, (i) any failure by the Company or any Company Subsidiary to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, or (j) any breach, violation or non-performance of any provision of this Agreement by Parent or any of its affiliates.

“Company Option” means each option to purchase Company Shares, whether or not granted pursuant to any of the Company Equity Plans, excluding any option or right to purchase Company Shares under the Company ESPP.

“Company Owned Intellectual Property” means any and all (a) Intellectual Property that is exclusively licensed to or owned or purported to be owned by the Company or any Company Subsidiary and (b) Intellectual Property where applicable Law precludes an employee, consultant or other Person from assigning Intellectual Property to the Company or a Company Subsidiary where such Person grants to the Company or a Company Subsidiary, in lieu of such prohibited assignment, exclusive, irrevocable, transferrable and sublicensable licenses and usage rights to fully exploit, use and practice such non-assignable Intellectual Property.

“Company Plans” means all compensation and/or benefit plans, programs, policies, practices, contracts, agreements or other arrangements (whether or not such plan is subject to ERISA), including (a) any employee welfare plan within the meaning of Section 3(1) of ERISA, (b) any employee benefit plan (as defined in Section 3(3) of ERISA) and/or compensation policy according to Section 267(a) to the ICL, (c) any employee pension benefit plan within the meaning of Section 3(2) of ERISA and (d) any defined contribution retirement or defined benefit pension, employment, bonus, stock option, stock purchase, restricted stock, restricted stock unit or other equity-based incentive, cash-based incentive, retention incentive, change in control payment, profit sharing, provident fund (Keren Hishtalmut), vacation pay, paid time off, cafeteria plan, fringe benefit, gross-up arrangements, deferred compensation, severance, supplemental termination pay, golden parachute, education or tuition assistance, welfare, disability, retirement (including retiree medical), insurance (including accident, AD&D, dental, hospitalization, life, medical, split dollar, stop-loss, and vision), supplemental retirement or other compensation or benefit plan, program, agreement or arrangement, in each case, with respect to which the Company or any Company Subsidiary has any actual or contingent liability or that is maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, officer, individual consultant, individual independent contractor or non- employee director of the Company or any Company Subsidiary.

“Company Products” means all product and service offerings, including all Software, of the Company and each of the Company Subsidiaries (a) that, as of the date of this Agreement, are being, or, within the last five years prior to the date of this Agreement, have been, sold, licensed, or distributed, as applicable, including on a trial, pilot or beta testing basis, or (b) that the Company or any of the Company Subsidiaries is otherwise obligated, as of the date of this Agreement, to license, distribute, support or maintain (in each case, excluding, for the avoidance of doubt, (x) those third party products or Open Source Materials embedded in or otherwise part of the product offering and (y) any of the Company’s support, consulting and/or training services).

“Company Registered Intellectual Property” means all Company Owned Intellectual Property that is Registered Intellectual Property.

“Company RSU Award” means a restricted stock unit award granted under a Company Equity Plan in respect of Company Shares, pursuant to which the holder thereof is entitled to receive, in respect of each restricted stock unit thereunder, the value of one Company Share (whether payable in cash or Company Shares) following the vesting or lapse of restrictions applicable to such restricted stock unit, and whether subject to performance conditions or not, in respect of each unit subject to such award.

“Company Shareholder” means a holder of Company Shares.

“Company Shareholder Approval” means the affirmative vote of Company Shareholders holding at least a majority of the Company Shares actually voted at the Company Special Meeting (in person or by proxy) upon the approval of this Agreement, the Merger and the other Transactions (excluding any absentee votes and any other shares to be excluded pursuant to Section 320(c) of the ICL).

“Company Source Code” means, collectively, any human readable Software source code, or any portion or aspect of the Software source code, in each case for any Company Products, Developing Products or any other Software owned by any of the Company or the Company Subsidiaries.

“Company Special Meeting” means an extraordinary general meeting of the Company Shareholders for the purpose of seeking (a) the Company Shareholder Approval and (b) any postponement or adjournment thereof.

“Company Termination Fee” means $44,248,399.30.

“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement, dated as of January 19, 2024, by and between SAP America, Inc., on behalf of itself, Parent, and Parent’s wholly owned Subsidiaries, and the Company.

“Consent” means any consent, approval, authorization, clearance, waiver, permit, grant, agreement, certificate, exemption, Order, registration, declaration, filing, notice of, with or to any Person or under any Law, in each case, required to permit the consummation of the Transactions.

“Continuing Service Provider” means an independent contractor of the Company or any Company Subsidiary as of immediately prior to the Effective Time who, as of the Effective Time, continued his or her service with Parent or any of its Subsidiaries (including the Surviving Company).

“Contracts” means any legally binding agreements, arrangements, contracts, leases (whether for real or personal property), notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, employment agreements, licenses, or other legally binding commitments to which in each case a Person is a party or to which any of the properties or assets of such Person or its Subsidiaries are subject.

“Controller” means the Person or other body which, alone or jointly with others, determines the purposes and means of the Processing of Personal Information.

“Copyleft License” means any license applicable to Open Source Materials that requires, as a condition of using such Open Source Materials in the manner used by the Company or any of the Company Subsidiaries: (a) the disclosure, licensing, or distribution of any source code or proprietary data of any Company Product or Developing Product to any third party (in each case other than the (i) source code of the Open Source Software itself or (ii) data or database included in the Open Data); (b) the restriction or limitation of the receipt of consideration in connection with the licensing, sublicensing, or distribution of any Company Product or Developing Product to any third party; (c) permitting the decompilation, disassembly, or reverse engineering of any Company Product or Developing Product (or portion thereof) or the licensing of any such Company Product or Developing Product for the purpose of making derivative works thereof (in each case other than the Open Source Software or Open Data itself); or (d) the creation of any obligation for the Company or any Company Subsidiary to grant to any third party any rights or immunities under or with respect to any Company Owned Intellectual Property.

“Copyrights” means any and all copyrights, mask work rights and all other rights with respect to works of authorship and all registrations thereof and applications therefor.

“Data Protection Laws” means any applicable Laws relating to the Processing of Sensitive Data, or data privacy, data security, data breach notification, and the cross-border transfer of Personal Information.

“Data Protection Requirements” means any and all applicable (a) Data Protection Laws, (b) Privacy Policies, (c) terms of any agreements to which the Company is bound relating to the Processing or security of Sensitive Data, (d) Consents obtained by the Company relating to the Company’s Processing of Personal Information, and (e) applicable self-regulatory framework or industry standard or guidance to which the Company or any Company Subsidiary are bound or have publicly committed.

“Data Subject Rights” means rights afforded to natural Persons related to the Processing of that Person’s Personal Information pursuant to applicable Data Protection Requirements.

“Developing Product” means any and all products and service offerings currently under development by the Company or any Company Subsidiary.

“DOJ” means the Antitrust Division of the U.S. Department of Justice. “Domain Names” means all Internet domain name registrations.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Laws” means any and all applicable, federal, state, provincial, local or foreign Laws, and all rules, regulations, official standards and decrees promulgated thereunder, regulating or relating to Hazardous Materials, pollution, protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants or other natural resources), and/or the protection of human health and safety.

“Environmental Permits” means any permit, certificate, registration, notice, approval, variance, exemption, identification number, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” means the quotient of (a) the Per Share Merger Consideration, divided by (b) the Parent Share Price.

“Excluded Share” means any Company Share (a) owned by the Company, any Company Subsidiary, Parent, Merger Sub or by any of their respective Subsidiaries, (b) held in the Company’s treasury, (c) that is a dormant share (menayah redumah) under the ICL, or (d) reserved for issuance, settlement and allocation upon exercise or vesting of Company Options or Company RSU Awards.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Transactions, including the preparation, printing, filing and mailing of the Proxy Statement and all other matters related to the Transactions.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Generative AI Technologies” means any Software tools with generative capabilities, that can learn from inputs and prompts, and that create novel text, source code, images, audio, video, data, and other output, and hardware or equipment designed to enable the foregoing capabilities.

“Government Contract” means any Contract of any kind, including any prime contract, subcontract, purchase order, blanket purchasing agreement, or teaming agreement, that is currently active in performance or that has otherwise not been closed out, between the Company and/or a Company Subsidiary, on the one hand, and either a Governmental Authority or any prime contractor or higher-tiered contractor of a Governmental Authority in its capacity as a prime contractor or higher-tiered contractor, on the other hand. For the avoidance of doubt, a task, purchase or delivery order issued under a Government Contract will be considered a part of the Government Contract to which it relates.

“Government Grant” means any grant, loan, incentive, qualification, subsidy, award, funding, participation, exemption, holiday, status, cost sharing arrangement, reduction agreement, reimbursement arrangement or other benefit, relief or privilege, from the government of the State of Israel or any other Governmental Authority, or judicial body thereof, any outstanding application to receive the same filed by the Company or any of the Company Subsidiaries, including, any Tax or other incentive granted to, provided or made available to, or enjoyed by the Company or any of the Company Subsidiaries, under the Laws of the State of Israel or any other Governmental Authority, and further including without limitation, by or on behalf of or under the authority of the IIA, the Investment Center or the BIRD Foundation and other bi- or multi-national grant program, framework or foundation.

“Governmental Authority” means any national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, and any entity or body exercising executive, legislative, judicial, regulatory, taxing, administrative or prosecutorial functions of or pertaining to government.

“Governmental Entity” means any Governmental Authority as well as any governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, regulatory body, or other entity and any court, arbitrator, or other tribunal) and any commercial enterprise, business, or other legal or operating entity that is more than 50% owned by, or is controlled by, the government, including by any of the above government units or authorities.

“Hazardous Materials” means any pollutants, chemicals, contaminants, substances, or wastes or any other toxic, infectious, carcinogenic, reactive, corrosive, ignitable, flammable or otherwise hazardous substance or waste, whether solid, liquid or gas, that is subject to regulation, control, remediation, liability, or standards of conduct under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, per- and polyfluoroalkyl substances, lead, polychlorinated biphenyls, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IIA” means the Israeli Innovation Authority.

“IIA Notice” means a written notice of the Company to the IIA regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the IIA in connection with the Merger in accordance with the Innovation Law.

“IIA Undertaking” means a completed and executed undertaking (as required under the Innovation Law) of the Parent to the IIA in customary form.

“Innovation Law” shall mean the Encouragement of Research, Development and Technological Innovation in the Industry Law 1984, as amended from time to time and all rules and regulations thereunder.

“Intellectual Property” means any and all intellectual or industrial property and proprietary rights in any jurisdiction throughout the world, including those in, arising out of, or associated with or arising out of any of the following: (a) Patents; (b) Trade Secrets; (c) Copyrights; (d) Trademarks; (e) Domain Names and uniform resource locators, social media account or user names, handles, and other identifiers, and all associated websites and web pages, social media profiles and pages, and all content and data thereon or relating thereto; (f) Software; (g) rights of publicity; and (h) any similar, corresponding or equivalent intellectual property rights to any of the foregoing anywhere in the world.

“IRS” means the United States Internal Revenue Service.

“Israeli Competition Law” means the Israeli Economic Competition Law-1988.

“ITA” means the Israel Tax Authority.

“Japanese JV” means WalkMe K.K., a Japanese corporation.

“Japanese JV Agreement” means that certain Agreement Between Investors In WalkMe KK, dated as of January 29, 2019, by and between the Company and the entities listed on Exhibit A thereto, as amended on July 26, 2022.

“Knowledge of Parent” means the actual knowledge of the individuals listed in Section 9.5(a) of the Parent Disclosure Letter, after reasonable inquiry of the persons who would reasonably be expected to have actual knowledge of the applicable matter.

“Knowledge of the Company” means the actual knowledge of the individuals listed in Section 9.5(a) of the Company Disclosure Letter, after reasonable inquiry of the persons who would reasonably be expected to have actual knowledge of the applicable matter.

“Law” means any applicable national, provincial, state, municipal and local law, common law, statute, ordinance, decree, rule, regulation, writ, judgment, decree, or other enforceable Order of any Governmental Authority, in each case, having the force of law.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Made Available” means, with respect to any Contract, document, or information, that such Contract, document or information was posted to the virtual data room hosted by Donnelley Financial Solutions Venue named “Project Hummingbird” and was made accessible, without redactions thereto, to Parent and its designated Representatives at least five calendar days prior to the date of this Agreement and has not been modified subsequently.

“Material Company Plans” means all Company Plans other than employment agreements and offer letters establishing at-will employment without obligating the Company to pay or provide any benefit for more than one month of severance, notice of termination or pay in lieu of such notice.

“Nasdaq” means The Nasdaq Stock Market.

“NYSE” means the New York Stock Exchange.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Off-the-Shelf Software” means commercially available off-the-shelf Software licensed to the Company or any Company Subsidiary pursuant to substantially unmodified standard terms.

“Open Data” means any and all data and databases (including all manuals, documentation, arrangements and rights associated therewith) made available under an “open data license” or similar terms (excluding Open Source Software), including pursuant to the following license types: Open Data Commons Public Domain Dedication and License (PDDL), Open Data Commons Attribution License (ODC-BY), Open Data Commons Open Database License (ODC-ODBL), Community Data License Agreement (CDLA), “Creative Commons” licenses, and the Computational Use of Data Agreement (C-UDA).

“Open Source Materials” means any and all Open Source Software and Open Data.

“Open Source Software” refers to any Software or other material that is distributed as “free software,” “open source software,” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org) (including but not limited to the GNU General Public License (GPL), LGPL, Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), and the Apache License).

“Order” means any injunction, judgment, ruling, injunction, assessment, writ, stipulation, award, temporary restraining order, decree or other order issued by a Governmental Authority of competent jurisdiction.

“Ordinance” means the Israeli Income Tax Ordinance [New Version], 5721-1961, as amended, and the rules and regulations promulgated thereunder.

“Other AI Technologies” means, other than Generative AI Technologies, any and all other deep learning, machine learning, and other artificial intelligence technologies, including proprietary algorithms, software, or systems that make use of or employ neural networks, statistical learning algorithms (such as linear and logistic regression, support vector machines, random forests, or k-means clustering), reinforcement learning, or computer vision, and hardware or equipment designed to enable robotics, computer vision and machine learning.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, prevents or materially impairs or materially delays or would reasonably be expected to prevent or materially impair or materially delay the ability of Parent or Merger Sub to consummate the Transactions or to perform any of their respective obligations under this Agreement.

“Parent Share Price” means the average closing sale price of an ordinary share of Parent as listed on NYSE for the ten consecutive trading days ending on (and including) the third trading day prior to the Closing Date.

 “Patents” means issued patents and patent applications (whether provisional or non-provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and other Governmental Authority-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models).

“Permitted Lien” means (a) Liens for Taxes or assessments, charges or claims of payment of a Governmental Authority that are (i) not yet due and payable or (ii) being contested in good faith by appropriate Actions and for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company and Company Subsidiaries, (b) Liens in favor of landlords, vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens or encumbrances arising by operation of Law or in the ordinary course of business which are not delinquent or which are being contested in good faith and for which accrual or reserves have been established in accordance with GAAP, (c) Liens that are disclosed on the Company Balance Sheet or notes thereto, (d) non-exclusive licenses of Intellectual Property to customers of any Company Products in the ordinary course of business, (e) (i) matters of real property record, (ii) Liens that would be disclosed by a current, accurate survey or physical inspection of such real property, (iii) applicable building, zoning, land use, covenants, conditions and restrictions, and (iv) other imperfections or irregularities in title, charges, restrictions and other encumbrances that do not materially detract from the value or use of Company Leased Real Property to which they relate, (f) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, (g) Liens relating to intercompany borrowings solely among the Company and its wholly owned Subsidiaries and (h) Liens set forth on Section 9.5(b) of the Company Disclosure Letter.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act), including a Governmental Authority.

“Personal Information” means any data or information that identifies, relates to, describes, is capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular natural person, device or household or any other data or information that constitutes “personally identifiable information,” “personal data,” “personal information,” “protected health information” or the similar terms under applicable Data Protection Requirements.

“Privacy Policies” means all currently published, posted, and effective internal or external notices and policies relating to the Company’s Processing of Personal Information.

“Process,” “Processing” or “Processed” means any operation or set of operations which is performed on data, or on sets of data, including Sensitive Data, whether or not by automated means, such as the receipt, access, acquisition, arrangement, collection, copying, creation, maintenance, modification, recording, organization, compilation, selection, structuring, storage, visualization, aggregation, de-identification, adaptation, alteration, retrieval, consultation, use, disclosure by transfer, transmission, dissemination or otherwise making available, alignment or combination, restriction, disposal, erasure or destruction, or training or other learning relating to such data or sets of such data.

“Processor” means the Person or other body which Processes Personal Information on behalf of a Controller.

“Quarterly Vesting Date” means each March 10, June 10, September 10 and December 10 of each year.

“Registered Intellectual Property” means any Intellectual Property that is the subject of an application, filing or registration issued, filed with, or recorded by any Governmental Authority (or a domain name registrar with respect to Domain Names), including any of the following:  (a) issued Patents and Patent applications; (b) Trademark registrations, renewals and applications; (c) Copyright registrations and applications; and (d) Domain Name registrations.

“Release” or “Released” means releasing, disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environment, including any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, accountants, consultants, legal counsel, distributors, agents, sales intermediaries, partners, investment bankers, advisors, agents and other representatives.

“Sanctioned Person” means (a) any Person identified on any Sanctions-related list of designated Persons maintained by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, or any European Union member state, His Majesty’s Treasury of the United Kingdom, or Israel, (b) any Person located, organized, or ordinarily resident in a Sanctioned Territory, (c) the government of a Sanctioned Territory or the Government of Venezuela, or (d) any Person owned 50% or more in the aggregate, or controlled (where relevant under Sanctions), directly or indirectly, by any such Person or Persons described in clause (a), (b), or (c).

“Sanctioned Territory” means, at any time, a country, region, or territory that is the subject or target of comprehensive territorial Sanctions or is considered as an enemy state under the Trading with Enemy Ordinance, 1939 (at the time of this Agreement, Crimea, the so-called “Donetsk People’s Republic” region of Ukraine, the so-called “Luhansk People’s Republic” region of Ukraine, Cuba, Iran, Lebanon, North Korea, and Syria).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including, without limitation, OFAC and the U.S. Department of State, (b) the United Nations Security Council, (c) the European Union or any European Union Member state, (d) His Majesty’s Treasury of the United Kingdom, or (e) the government of Israel.

“Scraped Data” means data that was collected or generated using web scraping, web crawling, or web harvesting software, or any software, service, tool, or technology that turns unstructured data found on the internet into machine-readable, structured data.

“SEC” means the United States Securities and Exchange Commission.

“Section 102” means Section 102 of the Ordinance.

“Section 102 Award” means any Company Equity Award that was intended to be granted and taxed pursuant to Section 102(b)(2) of Section 102(b)(3) of the Ordinance and as of the Effective Time are held by the 102 Trustee.

“Section 102 Shares” means any Company Shares that were issued upon exercise or vesting of Section 102 Awards and at the Effective Time are held by the 102 Trustee.

“Section 3(i) Award” means any Company Equity Award that was intended to be granted and taxed pursuant to Section 3(i) of the Ordinance.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Security Breach” means any (a) accidental, unauthorized or unlawful destruction, loss, access, acquisition, disclosure, alteration, corruption, or other misuse of Sensitive Data transmitted, stored or otherwise Processed by or on behalf of the Company or (b) other act or omission that materially compromises the security, integrity, availability or confidentiality of the Company IT Systems or any Sensitive Data.

“Sensitive Data” means (a) Personal Information or (b) material trade secret or confidential or proprietary business information of the Company.

“Sensitive Personal Information” means Personal Information revealing racial or ethnic origin, political opinions, religious or philosophical beliefs, or trade union membership, and the Processing of genetic data, biometric data for the purpose of uniquely identifying a natural person, data concerning mental or physical health, data concerning a natural person’s criminal history, status as the victim of a crime, sex life or sexual orientation, government identifiers, precise geolocation, account identifier and password or PIN providing access to a financial account, or payment card data (as defined under PCI-DSS).

“Software” means any and all (a) software, computer programs, systems, platforms, applications (including mobile apps), application programming interfaces, firmware, middleware, microcode, routines, compilers, assemblers, and software implementations of algorithms or models (including for machine learning, deep learning, and other artificial intelligence technologies), in each case whether in source code, object code, or other form; (b) databases, data files, libraries, and data compilations; (c) screens, user interfaces, report formats, templates, menus, buttons, and icons for any of the foregoing; and (d) documentation, including specifications, files, scripts, developer notes, comments, annotations, user documentation (including user instructions, guides, and manuals), relating to any of the foregoing.

“Specified Antitrust Authority” means (a) any U.S. federal or state Governmental Authority or (b) any non-U.S. or supranational Governmental Authority listed on Section 7.1(c) of the Company Disclosure Letter to the extent such Governmental Authority’s waiting period, clearance, consent or approval is required under Antitrust Laws in connection with the Transactions or where the clearance, consent or approval by such Governmental Authority under its Antitrust Laws is viewed as proper or advisable, in the reasonable judgement of Parent.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Superior Proposal” means a bona fide written Acquisition Proposal that, if consummated, would result in a Person or “group” (as defined in the Exchange Act and the rules thereunder) owning, directly or indirectly: (a) 50% or more of the outstanding securities of any class of voting securities (or instruments convertible into or exercisable or exchangeable for 50% or more of such class) of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity or (b) 50% or more of the assets of the Company and Company Subsidiaries, taken as a whole, which the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisors and outside counsel, is more favorable to the Company Shareholders from a financial point of view than the terms of the Merger, taking into account such factors as the Company Board considers in good faith to be appropriate, including the terms and conditions of such Acquisition Proposal and all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Third Party making the Acquisition Proposal (including the conditionality, timing and likelihood of consummation of such Acquisition Proposal and any changes to the terms of this Agreement proposed by Parent to the Company in response to such Acquisition Proposal).

“Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, social insurance, health tax, workers’ compensation, unemployment compensation, excise, withholding, escheat, unclaimed property, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, tax, including any interest, penalty, or similar additions to tax.

“Tax Return” means any report, return, certificate, claim for refund, estimated tax filing or declaration required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof, in each case, as required by applicable Law.

“Third Party” means any Person other than the Company, Parent, Merger Sub and their respective affiliates and Representatives.

“Third-Party AI Product” means any product or service of any third party that employs or makes use of AI Technologies.

“Third-Party Generative AI Product” means any product or service of any third party that employs or makes use of Generative AI Technologies.

“Trade Control Laws” means (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. or the Israeli government, including the Arms Export Control Act (22 U.S.C. §1778), the International Emergency Economic Powers Act (50 U.S.C. §§1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§4801-4852), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter I, and the Foreign Trade Regulations (15 C.F.R. Part 30), the Trading with Enemy Ordinance, 1939, and the Israeli Defense Export Control Law 2007 administered by the Ministry of Defense’s Defense Export Control Agency; and (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

“Trade Secrets” means information that derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other Persons who can obtain economic value from its disclosure or use and all rights therein.

“Trademarks” means all trademarks, service marks, logos, trade dress and trade names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith.

“Training Data” means any data used to develop, train, validate, test or otherwise improve an algorithm or model used in an AI Technology.

“Transaction Documents” means this Agreement and any other agreement, certificate, instrument, or document executed and delivered in connection with this Agreement, including the Support Agreements.

“Treasury Regulations” means the regulations in force as final, proposed or temporary that have been issued by the United States Department of Treasury pursuant to its authority under the Code and any successor regulations.

“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent and the Israeli Withholding Agent, that is applicable to the payments to be made pursuant to this Agreement stating that no withholding, or reduced rate of withholding, of Israeli Tax is required with respect to such payments or providing other instructions regarding such payments or withholding. For the avoidance of doubt, (a) the Withholding Tax Ruling and the Options Tax Ruling (and the Interim Options Tax Ruling, if applicable) (provided, however, that (x) they include such instructions and (y) if the applicable ruling requires the affirmative consent of the relevant holder and/or that such holder provides certain declarations and/or supporting documentation, such holder consented in writing to join any such applicable ruling and provided any declaration and supporting documentation required by the applicable ruling) and (b) with respect to payment for Company Shares that are registered on Nasdaq (other than payment that is made with respect to Section 102 Awards or Section 3(i) Awards), a certification pursuant to the Israel Income Tax Regulations (Withholding from Consideration, Payment or Capital Gain in the Sale of a Security, Sale of a Unit in a Mutual Fund or in a Future Transaction), 5763-2002, that is valid on the payment date, will be considered Valid Tax Certificates. A general certificate issued by the ITA pursuant to the Israeli Income Tax Regulations (Withholding from Payments for Services or Assets), 5737-1977, will constitute a Valid Tax Certificate only with respect to a Company Shareholder of record as of the Effective Time (which holder does not hold Company Shares that are registered on Nasdaq) that is not a Specified Recipient. For the purposes hereof, a “Specified Recipient” is any of the following: (1) a founder of the Company, (2) any Person whose Company Shares (in whole or in part) originated from or were acquired pursuant to a conversion of any debt or equity instrument, including any convertible securities, warrants, options, convertible loans, convertible instruments, SAFEs and like instruments, or whose entitlement to payment originates in such an instrument, (3) any Person that is, or has ever been, subject to any holdback or reverse vesting mechanism or employees of a member of the Company and/or the Company Subsidiaries, (4) any Person whose Company Shares are held by a trustee or nominee or that the consideration payable to such Person is paid to a trustee or nominee, or (5) any Person who receives payments to a bank account outside of Israel or any consideration other than in cash.

“Waiver Employee” means each individual listed on Section 9.5(c) of the Company Disclosure Letter.

Section 9.6          Terms Defined Elsewhere. To the extent not defined in Section 9.5, the following terms are defined in the Section of this Agreement indicated below:

Term	Section
“Actual Achievement Level”	Section 2.3(b)(ii)
“Actual Achievement Treatment”	Section 2.3(b)(ii)
“Affiliate Transaction”	Section 3.23
“Agreement”	Preamble
“Anti-Money Laundering Laws”	Section 3.6(l)
“Antitrust Approvals”	Section 6.2(b)
“Applicable Anticorruption Laws”	Section 3.6(a)
“Assumed RSU Award”	Section 2.3(b)(ii)
“Blue Sky Laws”	Section 3.5(b)
“Book-Entry Shares”	Section 2.1(a)(i)
“Business Day”	Section 5.4(a)
“Business Intellectual Property”	Section 3.14(d)
“Capitalization Date”	Section 3.3(c)
“Cashed-Out Company Options”	Section 2.3(a)(ii)
“Cashed-Out Company RSU Award”	Section 2.3(b)(i)
“Cashed-Out RSU Consideration”	Section 2.3(b)(i)
“Certificate”	Section 2.1(a)(i)
“Certificate of Merger”	Section 1.3
“Closing”	Section 1.2

Term	Section
“Closing Date”	Section 1.2
“COBRA”	Section 3.11(e)
“Companies Registrar”	Section 1.3
“Company”	Preamble
“Company Balance Sheet”	Section 3.7(d)
“Company Board”	Recitals
“Company Board Recommendation”	Recitals
“Company Change of Recommendation”	Section 5.2(b)
“Company Charter Documents”	Section 3.2
“Company Disclosure Letter”	Article III
“Company Insurance Policies”	Section 3.20(a)
“Company Intervening Event Notice”	Section 5.2(f)(ii)
“Company Lease Agreements”	Section 3.13(b)
“Company Leased Real Property”	Section 3.13(b)
“Company Material Contracts”	Section 3.18(a)
“Company Related Parties”	Section 9.13(a)
“Company Reports”	Section 3.7(a)
“Company Securities”	Section 3.3(e)
“Company Share”	Recitals
“Company Subsidiary”	Article III
“Continuing Employee”	Section 5.5(a)
“Covered Persons”	Section 6.4(a)
“Effective Time”	Section 1.3
“Electronic Delivery”	Section 9.8
“Employment Practices”	Section 3.12(c)
“Exchange Agent”	Section 2.2(a)
“Exchange Fund”	Section 2.2(a)
“Export Approvals”	Section 3.6(h)(ii)
“Final Offering Period”	Section 2.3(c)
“FTC”	Section 6.2(b)
“Government Officials”	Section 3.6(c)
“ICL”	Recitals
“IIA Grant”	Section 3.14(h)
“Interim Options Tax Ruling”	Section 6.10(a)
“Israeli Employees”	Section 3.12(a)
“Israeli Withholding Agent”	Section 2.2(a)
“Japanese JV Call Option”	Section 6.13
“Malicious Code”	Section 3.14(l)
“Merger”	Recitals
“Merger Notice”	Section 1.3
“Merger Proposal”	Section 5.4(a)
“Merger Sub”	Preamble

Term	Section
“Merger Sub Board”	Recitals
“New Plans”	Section 5.5(b)
“New Purchase Date”	Section 2.3(c)
“Non-U.S. Plan”	Section 3.11(k)
“Notice Period”	Section 5.2(e)(iii)
“Old Plans”	Section 5.5(c)
“Open Performance Period Treatment”	Section 2.3(b)(ii)
“Option Consideration”	Section 2.3(a)(ii)
“Options Tax Ruling”	Section 6.10(a)
“Outside Date”	Section 8.1(e)
“Parent”	Preamble
“Parent Board”	Recitals
“Parent Disclosure Letter”	Article IV
“Parent Related Parties”	Section 9.13(a)
“Party” or “Parties”	Preamble
“Payor”	Section 2.4(a)
“Per Share Merger Consideration”	Section 2.1(a)(i)
“Permits”	Section 3.6(a)
“Proposed Changed Terms”	Section 5.2(e)(v)
“Proxy Statement”	Section 3.5(b)
“PSU Award Treatment”	Section 2.3(b)(ii)
“Regulatory Filings”	Section 6.2(a)
“Required AGM Matters”	Section 5.3(a)
“Resignations”	Section 6.11
“Section 102 Award Consideration”	Section 2.3(d)(i)
“Section 102 Share Consideration”	Section 2.2(b)
“Section 3(i) Award Consideration”	Section 2.3(d)(i)
“Source Code Scan”	Section 6.1(b)
“SOX”	Section 3.7(a)
“Specified Definitive Acquisition Agreement”	Section 5.2(e)(iii)
“Support Agreements”	Recitals
“Surviving Company”	Section 1.1
“SVB Credit Facility”	Section 6.12
“Tax Rulings”	Section 6.10(b)
“Third-Party AI Terms”	Section 3.14(r)
“Transactions”	Recitals
“Transition Period Report”	Section 6.7(b)
“Unvested Cashed-Out Company Option”	Section 2.3(a)(ii)
“Unvested Company RSU Award”	Section 2.3(b)(ii)
“Unvested Option Consideration”	Section 2.3(a)(ii)
“VAT”	Section 3.16(k)
“Vested Cashed-Out Company Option”	Section 2.3(a)(i)

Term	Section
“Vested Option Consideration”	Section 2.3(a)(i)
“Waiver Agreements”	Recitals
“WARN Act”	Section 3.12(c)
“Withholding Drop Date”	Section 2.4(b)
“Withholding Tax Ruling”	Section 6.10(b)

Section 9.7          Interpretation.

(a)          Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “or” will be disjunctive but not exclusive; and (vi) the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation”.

(b)          Unless the context of this Agreement otherwise requires, references to agreements and other documents will be deemed to include all subsequent amendments and other modifications thereto.

(c)          Unless the context of this Agreement otherwise requires, references to statutes will include all subsequent amendments and other modifications thereto, and all rules and regulations promulgated thereunder.

(d)          Whenever this Agreement refers to a number of days, such number will refer to calendar days unless Business Days are specified and any such period will exclude the date specified as the beginning of the period and will conclude at 5:00 pm (Eastern Time) on the final day of such period.

(e)          The phrase “to the extent” will mean the degree to which a subject or other thing extends, and such phrase will not mean simply “if”.

(f)          All accounting terms used herein and not expressly defined herein will have the meanings given to them under GAAP.

(g)	The term “affiliates” will have the meaning set forth in Rule 12b-2 of the Exchange Act.

(h)	The phrase “in the ordinary course of business” and variations thereof will be deemed to refer to actions “in the ordinary course of business consistent with past practice”.

(i)          All amounts payable pursuant to this Agreement will be paid in U.S. dollars. All references to “$” or “dollars” will mean the lawful currency of the United States of America. All references to “NIS” will mean the lawful currency of Israel.

(j)          Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision.

(k)          The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

Section 9.8          Counterparts. This Agreement may be executed and delivered (including by DocuSign or e-mail of a .pdf, .tif, .jpeg or similar attachment) (“Electronic Delivery”) in two or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed and delivered will be deemed to be an original but all of which taken together will constitute one and the same agreement. Any such counterpart, to the extent delivered using Electronic Delivery will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party will raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a Contract, and each such Party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

Section 9.9          Entire Agreement; Third-Party Beneficiaries.

(a)          This Agreement (together with the exhibits, Parent Disclosure Letter and Company Disclosure Letter), the Support Agreements, the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement of the Parties and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein or therein, are not intended to confer upon any other Person any rights or remedies hereunder or thereunder.

(b)          This Agreement will be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns, and nothing expressed or implied in this Agreement is intended or will be construed to confer upon or give any other Person any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (i) from and after the Effective Time, the Persons holding Company Shares, Company Options or Company RSU Awards immediately prior to the Effective Time (and their successors, heirs and representatives) will be intended third-party beneficiaries of, and may enforce, Article I and Article II, (ii) from and after the Effective Time, the Covered Persons will be intended third- party beneficiaries of, and may enforce, Section 6.4 and (iii) the Company Related Parties (as defined below) and Parent Related Parties (as defined below) are intended third-party beneficiaries of, and may enforce, Section 9.13(a).

Section 9.10         Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.11          Governing Law; Jurisdiction.

(a)          This Agreement and all Actions (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, the Transactions or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof will be governed by, and construed in accordance with, the Laws of the State of Israel, without giving effect to conflicts of laws principles (whether of the State of Israel or otherwise) that would result in the application of the Law of any other state; provided, however, that provisions related to the definition or occurrence of a Company Material Adverse Effect will be interpreted in accordance with the laws of the State of Delaware.

(b)          Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel in any Action arising out of or relating to this Agreement or the other Transaction Documents or the Transactions or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel, (ii) agrees that any claim in respect of any such Action may be heard and determined in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such Action in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in such courts. Each of the Parties hereto (A) agrees that a final judgment in any such Action will be conclusive and may be enforced in other jurisdictions (including the United States) by suit on the judgment or in any other manner provided by Law and (B) waives any objection to the recognition and enforcement by a court in other jurisdictions (including the United States) of any such final judgment. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.11(b) in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

Section 9.12          Assignment. This Agreement will not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties; provided, however, that (a) Parent may, in its sole discretion and without the consent of the Company, transfer or assign any or all of its rights, interests and obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent of any of its obligations hereunder; provided, further, that under no circumstances shall such assignment be permitted if such assignment would (i) in any way prevent or materially impair or materially delay the consummation of the Transactions, (ii) invalidate any of the Tax Rulings expressly contemplated by this Agreement (except if such Tax Ruling may be revised or amended to accommodate the assignment without materially delaying the consummation of the Transactions) or (iii) materially increase the amount of withholding Taxes otherwise applicable to payments made pursuant to Article II. Any attempt to make any purported assignment not permitted under this Section 9.12 will be null and void. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.13          Limitation on Recourse; Enforcement; Remedies; Specific Performance.

(a)          Any claim or cause of action under this Agreement may only be brought against Persons that are expressly named as Parties, and then only with respect to the specific obligations set forth in this Agreement. Except to the extent a named Party to this Agreement (and then only with respect to the specific obligations set forth in this Agreement), none of the Company, Company Subsidiaries or any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees (collectively, the “Company Related Parties”) and none of Parent, any of its Subsidiaries or any of Parent’s or such Subsidiaries’ respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees (collectively, the “Parent Related Parties”) will have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Company, Parent or Merger Sub or of or for any claim, investigation, or Action, in each case under, based on, in respect of, or by reason of, this Agreement or the Transactions (including the breach, termination or failure to consummate such Transactions), in each case whether based on Contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable Action, by virtue of any statute, regulation or applicable Laws or otherwise and whether by or through attempted piercing of the corporate, limited liability company or partnership veil, by or through a claim by or on behalf of a party or another Person or otherwise.

(b)          Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(c)          The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Each Party will be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance to specifically enforce the terms and provisions of this Agreement and to any further equitable relief in any court of Israel, Germany or the United States having competent jurisdiction.

(d)          The Parties’ rights in this Section 9.13 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.13 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For purposes of clarity, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.13, such Party will not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

SAP SE By: /s/ Dominik Asam Name: Dominik Asam Title: Chief Financial Officer

By: /s/ Georg Kniese Name: Georg Kniese Title: Executive Vice President, Corporate Development

HUMMINGBIRD ACQUISITION CORP LTD. By /s/ Gadi Krumholz Name: Gadi Krumholz Title: Authorized Signatory

[Signature Page to Merger Agreement]

WALKME LTD. By: /s/ Dan Adika Name: Dan Adika Title: Chief Executive Officer

[Signature Page to Merger Agreement]

ANNEX B

June 4, 2024

WalkMe Ltd.
1 Walter Moses St.
Tel Aviv 6789903, Israel

Members of the Board:

We understand that WalkMe Ltd., a company organized under the laws of the State of Israel (the “Company”), SAP SE, a European stock corporation (Societas Europaea) under the Laws of Germany and the European Union (“Parent”), and Hummingbird Acquisition Corp Ltd., a company organized under the Laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), plan to enter into an Agreement and Plan of Merger (the “Merger Agreement”) dated as of June 4, 2024, pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”). The Company will be the surviving entity in the Merger, and from and after the effective time of the Merger, will be a wholly-owned subsidiary of Parent. Pursuant to the Merger, each ordinary share, no par value, of the Company that is issued and outstanding as of immediately prior to the effective time of the Merger (such shares – other than “Excluded Shares” as such term is defined in the Merger Agreement – collectively, “Company Shares” and each, a “Company Share”), shall be converted automatically into and shall thereafter represent the right to receive $14.00 in cash, subject to adjustment as provided in the Merger Agreement, without interest thereon (the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Merger Consideration to be received by the holders of Company Shares (the “Company Shareholders”) for each Company Share pursuant to, and in accordance with, the terms of the Merger Agreement, is fair, from a financial point of view, to such Company Shareholders.

For purposes of the opinion set forth herein, we have reviewed the execution version of the Merger Agreement provided to us on June 3, 2024, certain related documents and certain publicly available financial statements and other business and financial information of the Company. We have also reviewed certain forward-looking information relating to the Company prepared by the management of the Company, including financial projections and operating data of the Company (the “Company Projections”). Additionally, we discussed the past and current operations and financial condition and the prospects of the Company with senior management of the Company. We also reviewed the historical market prices and trading activity for Company Shares and compared the financial performance of the Company and the prices and trading activity of Company Shares with that of certain other selected publicly-traded companies and their securities. In addition, we reviewed the financial terms, to the extent publicly available, of selected acquisition transactions, participated in certain discussions and negotiations among the representatives of the Company, Parent and their financial and legal advisors, and performed such other analyses, reviewed such other information and considered such other factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to, or discussed with, us by the Company. With respect to the Company Projections, we have been advised by the management of the Company, and have assumed based on discussions with the management and Board of Directors of the Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. We express no view as to the Company Projections or the assumptions on which they were based. We have assumed that the terms of the final executed Merger Agreement will not differ materially from the execution version of the Merger Agreement provided to us, and that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without any modification, waiver or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company or the contemplated benefits expected to be derived in the proposed Merger. We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or its affiliates nor have we been furnished with any such evaluation or appraisal. In addition, we have relied, without independent verification, upon the assessment of the management of the Company as to the existing and future technology and products of the Company and the risks associated with such technology and products.  In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving the Company.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a portion of which will become payable upon delivery of this opinion. We will receive an additional, larger fee if the Merger is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two-year period prior to the date hereof, no material relationship existed between Qatalyst Partners or any of its affiliates and the Company or Parent, pursuant to which compensation was received by Qatalyst Partners or its affiliates. Qatalyst Partners and/or its affiliates may in the future provide investment banking and other financial services to the Company or Parent and their respective affiliates for which we would expect to receive compensation.

Qatalyst Partners provides investment banking and other services to a wide range of entities and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Parent or certain of their respective affiliates.

This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation as to how to vote with respect to the Merger or any other matter and does not in any manner address the price at which Company Shares will trade at any time.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we have neither been asked nor do we assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of the Company to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to the Company. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be received pursuant to, and in accordance with, the terms of the Merger Agreement by the Company Shareholders, and we express no opinion with respect to the fairness of the amount or nature of the compensation to any of the officers, directors or employees of the Company or any of its affiliates, or any class of such persons, relative to such consideration.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration to be received by the Company Shareholders for each Company Share pursuant to, and in accordance with, the terms of the Merger Agreement is fair, from a financial point of view, to such Company Shareholders.

Yours faithfully,

/s/ Qatalyst Partners LP
Qatalyst Partners LP

ANNEX C

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of June 4, 2024, is made by and between SAP SE, a European stock corporation (Societas Europaea) under the Laws of Germany and the European Union (“Parent”), and [●] (“Shareholder”).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, WALKME LTD., a company organized under the Laws of the State of Israel (the “Company”), Parent and HUMMINGBIRD ACQUISITION CORP LTD., a company organized under the Laws of the State of Israel and a wholly owned Subsidiary of Parent (“Merger Sub”), are entering into that certain Agreement and Plan of Merger (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, among other things, at the Effective Time, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, as of the date hereof, Shareholder is the record or beneficial owner of the number of Company Shares set forth opposite Shareholder’s name on Exhibit A attached hereto (the “Existing Shares”); and

WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement and as a material inducement in consideration therefor, Shareholder has agreed to enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the covenants, premises, representations, warranties, and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, upon the terms and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.1          Defined Terms. The following capitalized terms, as used in this Agreement, will have the meanings set forth below. Capitalized terms used but not otherwise defined herein will have the meanings ascribed thereto in the Merger Agreement.

(a)          “Beneficially Own”, “Beneficially Owned”, “Beneficial Ownership” or “beneficial owner” means, with respect to any Company Shares, having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and the power to vote such securities, including pursuant to any Contract, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person will include securities Beneficially Owned by all other Persons who are controlled affiliates of such Person and who together with such Person would constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

(b)          “Shareholder Shares” means (i) the Existing Shares and (ii) any Company Shares that Shareholder acquires Beneficial Ownership of or otherwise holds of record (other than in respect of the Existing Shares) during the Voting Period (as defined below), including, without limitation, by means of purchase, dividend or distribution, exercising any Company Option, or the vesting of any Company RSU Award.

1.2          Interpretation. The provisions of Section 9.7 of the Merger Agreement will apply, mutatis mutandis, to this Agreement.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

Shareholder hereby represents and warrants to Parent, as of the date of this Agreement, as follows:

2.1          Organization. In the event that Shareholder is an entity, Shareholder is duly organized, validly existing and in good standing (to the extent such concept is recognized under applicable Law) in the jurisdiction of its formation.

2.2          Authority; Execution and Delivery; Enforceability. In the event that Shareholder is an individual, Shareholder has full power and capacity to execute and deliver this Agreement and to perform Shareholder’s obligations hereunder. This Agreement has been duly executed and delivered by Shareholder, and, in the event Shareholder is an individual and is married and any Shareholder Shares constitute community property or otherwise require spousal approval in order for this Agreement to be a legally valid and binding obligation of Shareholder, this Agreement has been duly executed and delivered by Shareholder’s spouse. In the event Shareholder is an entity, Shareholder has all requisite power and authority and has taken all action necessary to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by Shareholder of this Agreement and the performance by Shareholder of Shareholder’s obligations hereunder have been duly authorized by all necessary action, and no other proceedings on the part of Shareholder (or Shareholder’s governing body, members, shareholders, partners, trustees or similar Persons, as applicable) are necessary to authorize this Agreement or the performance by Shareholder of Shareholder’s obligations hereunder. This Agreement has been duly executed and delivered by Shareholder, and, assuming due authorization, execution and delivery by Parent, this Agreement constitutes the legal, valid and binding agreement of Shareholder, enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

2.3          No Conflicts; Governmental Approvals.

(a)          The execution and delivery by Shareholder of this Agreement do not, and the performance by Shareholder of Shareholder’s obligations hereunder will not, constitute or result in (i) in the event that Shareholder is an entity, a conflict with, a breach or violation of, or a default under, the certificate or articles of incorporation and the bylaws, the limited liability company agreement, the partnership agreement or comparable organizational documents of Shareholder, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of any Lien on any of the properties, rights or assets of Shareholder pursuant to any Contract, Permit or other instrument or obligation to which Shareholder is a party or by which Shareholder or any of Shareholder’s properties or assets is bound or affected or under any applicable Law to which Shareholder is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon Shareholder, except in the case of each of clauses (ii) and (iii) directly above, for any such conflict, breach, violation, termination, default, loss, creation, modification, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the ability of the Shareholder to perform its obligations hereunder.

(b)          No consent of, approval, authorization or permit of any third party, including any Governmental Authority or any beneficiary or holder of a voting trust certificate or other interest of any trust of which Shareholder is a trustee, or any filing with or license from or registration, declaration or notification to any Governmental Authority is required to be obtained or made by or with respect to Shareholder in connection with the execution, delivery and performance of this Agreement (except for filings, if any, under the Exchange Act, securities Laws or the ICL). Shareholder has not entered into any support agreement, voting trust or other similar agreement, arrangement or restriction with respect to any Shareholder Shares and has not granted a proxy or power of attorney with respect to any Shareholder Shares that is inconsistent with Shareholder’s obligations pursuant to this Agreement or that would interfere with Shareholder’s ability to perform Shareholder’s obligations hereunder.

2.4          Ownership of Shareholder Shares. Shareholder is the record or beneficial owner of, and has good and valid title to, free and clear of all Liens (except for any Liens created by this Agreement), the Existing Shares. The Existing Shares constitute all of the Company Shares Beneficially Owned or owned of record by Shareholder as of the date of this Agreement. Other than as expressly provided in this Agreement, Shareholder has, and will have at all times through the Expiration Time (as defined below), full and sole power to vote (including the right to control such vote as contemplated herein), full and sole power of disposition and full and sole power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of the Shareholder Shares.

2.5          Litigation. There is no Order or Action pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of Shareholder’s controlled affiliates or any of their respective properties or assets that would prevent, delay or impair Shareholder’s ability to perform Shareholder’s obligations hereunder.

2.6          No Other Representations or Warranties.  Except for the representations and warranties expressly set forth in this Article II, Shareholder has not made, and is not making, any representation or warranty, whether express or implied, to Parent with respect to Shareholder, the Shareholder Shares or any other information made available to Parent related to the Transactions.

ARTICLE III
COVENANTS AND ADDITIONAL AGREEMENTS

3.1          No Transfer of Shareholder Shares. Prior to the Expiration Time, Shareholder will not, directly or indirectly, (a) sell, pledge, encumber, assign, transfer or otherwise dispose of any or all of the Shareholder Shares or any interest in the Shareholder Shares, (b) deposit the Shareholder Shares or any interest in the Shareholder Shares (excluding the deposit with the 102 Trustee of any Shareholder Shares underlying any 102 Trustee Awards (as such term is defined in the Company’s 2021 Share Incentive Plan)) into a voting trust or enter into a support agreement or arrangement with respect to any of the Shareholder Shares or grant any proxy or power of attorney with respect thereto (other than as contemplated herein) or (c) enter into any Contract, option or other arrangement with respect to, or otherwise agree to the direct or indirect acquisition or sale, pledge, encumbrance, assignment, transfer or other disposition (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of, any of the Shareholder Shares (any such action in clause (a), (b) or (c) of this Section 3.1, a “Transfer”). Notwithstanding anything to the contrary in the foregoing sentence, this Section 3.1 will not prohibit (i) a Transfer, in accordance with applicable Law, of Shareholder Shares by Shareholder in one or more transactions to Shareholder’s controlled Affiliates; provided, that, as a condition precedent to the effectiveness of such Transfer, such transferee becomes a party to this Agreement by executing and delivering a joinder to this Agreement in the form attached hereto as Exhibit B, pursuant to which such transferee agrees to hold such Shareholder Shares subject to all of the terms and provisions of this Agreement as though such transferee were the “Shareholder” hereunder or (ii) a Shareholder from disposing of or surrendering any Shareholder Shares to the Company (or effect a “net exercise” or “net settlement” of a Company Equity Award) in connection with the exercise, vesting, settlement or conversion of any Company Equity Awards held by Shareholder in accordance with the terms and conditions of the applicable Company Equity Plan, the applicable award agreement, and applicable law, in each case, solely to the extent required to pay the exercise price. If any involuntary Transfer of all or any portion of the Shareholder Shares shall occur (including, if applicable, a sale by Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shareholder Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the Expiration Time.

3.2          Vote in Favor of the Merger and Related Matters. Shareholder, solely in Shareholder’s capacity as a Company Shareholder (and not, if applicable, in Shareholder’s capacity as an officer or director of the Company), agrees that, from and after the date hereof and until the Expiration Time (the “Voting Period”), at any meeting of the Company Shareholders or any adjournment or postponement thereof, or in connection with any action by written consent, if such action is permissible under Israeli law, of the Company Shareholders, Shareholder will:

(a)          appear at each such meeting or otherwise cause all of its Shareholder Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)          vote (or cause to be voted), in person or by proxy, all of its Shareholder Shares or deliver (or cause to be delivered) an executed written consent with respect to all such Shareholder Shares: (i) in favor of the approval and adoption of the Merger Agreement, the Merger, the other Transactions and the consummation of the Transactions; (ii) in favor of any other proposal reasonably necessary to the consummation of the Transactions; (iii) in favor of any proposal recommended to adjourn or postpone any meeting of the Company Shareholders at which any of the foregoing matters are submitted for the consideration and vote of the Company Shareholders to a later date if there are not sufficient votes to approve any such matters on the date on which the meeting is initially held; and (iv) against (A) any Acquisition Proposal or any other action, proposal, transaction or agreement made in opposition to or in competition with, or that would prevent, materially impede or materially delay the consummation of, the Transactions, including the Merger, (B) any action, proposal, transaction or agreement involving the Company or any Company Subsidiary that would reasonably be expected to result in a material breach of any covenant, representation or warranty of the Company under the Merger Agreement or that would cause the failure of any condition set forth in Section 7.1 and Section 7.2 of the Merger Agreement and (C) any amendment of the Company Charter Documents or any other action, proposal, transaction or agreement involving the Company or any Company Subsidiary that would, in each case, in any material manner, impede, frustrate, prevent or nullify any provision of the Merger Agreement or the consummation of the Transactions, including the Merger, or change the voting rights of any Company Shares.

3.3          Public Announcements. Prior to the Expiration Time, Shareholder will, and will cause its controlled affiliates to, consult with Parent prior to issuing any press release or otherwise making any public announcements, disclosures or communications issued by Shareholder or its controlled affiliates with respect to this Agreement, the Merger Agreement, the Merger or any of the other Transactions, and will not issue any such press release or make any such public announcement, disclosure or communication prior to such consultation, except as may be required by applicable Law, by obligations pursuant to any listing agreement with or rules of any national securities exchange or by the request of any Governmental Authority, in which case Shareholder will give Parent a reasonable opportunity to review and comment upon such public announcement, disclosure or communication to the extent legally permitted. Notwithstanding the foregoing, Shareholder hereby agrees to permit Parent and the Company to publish and disclose in filings with the SEC, including the Proxy Statement and all documents filed or furnished in connection therewith, and in the press release announcing the Transactions, (a) a copy of this Agreement, (b) Shareholder’s identity and beneficial ownership of Shareholder Shares and (c) the nature of Shareholder’s commitments, arrangements and understandings under this Agreement.

3.4          Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) Shareholder makes no agreement or understanding herein in any capacity other than in Shareholder’s capacity as a record holder and beneficial owner of the Shareholder Shares, and not in Shareholder’s capacity as a director and/or officer of the Company or any Company Subsidiary, if applicable, (b) nothing herein will be construed to limit or affect any action or inaction by Shareholder or any Representative or affiliate of Shareholder, as applicable, serving on the Company Board or the governing body of any Company Subsidiary or as an officer of the Company or any Company Subsidiary, acting in such Person’s capacity as a director or officer of the Company or any Company Subsidiary, and (c) no exercise of fiduciary duties or action or inaction taken in such capacity as a director and/or officer of the Company or any Company Subsidiary, including, but not limited to, any action or inaction pursuant to the Merger Agreement, will be deemed to constitute a breach of this Agreement.

3.5          No Solicitation. To the extent not inconsistent with Section 3.4, (a) Shareholder agrees that (i) Shareholder is a “Representative” of the Company for purposes of Section 5.2 of the Merger Agreement as in effect on the date hereof and (ii) Shareholder will not, nor will it permit or authorize any of its Representatives to, directly or indirectly, take any action that is prohibited or not permitted to be taken pursuant to Section 5.2(a), Section 5.2(c) and Section 5.2(d) of the Merger Agreement as in effect on the date hereof and (b) if, prior to the Expiration Time, Shareholder, directly or indirectly through its Representatives, receives any Acquisition Proposal, then Shareholder will promptly (and in any event within 24 hours) notify Parent of the identity of the Person making, and the material terms of such, Acquisition Proposal.

3.6          Additional Acquisitions and Purchases. Shareholder agrees that any Company Shares acquired or purchased by Shareholder after the execution of this Agreement and prior to the Expiration Time, including, without limitation, by exercising any Company Option or the vesting of any Company RSU Award held of record or Beneficially Owned by Shareholder, will be subject to the terms of this Agreement to the same extent as if such Company Shares constituted Shareholder Shares as of the date of this Agreement.

ARTICLE IV
GENERAL PROVISIONS

4.1          Entire Agreement; Amendments. This Agreement (together with the exhibits attached hereto) and, to the extent expressly referenced herein, the Merger Agreement, constitute the entire agreement of the parties hereto and supersede all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof. This Agreement may not be amended or modified except in an instrument in writing signed by, or on behalf of, each of the parties hereto.

4.2          Assignment; Third-Party Beneficiaries. This Agreement will not be assigned by any party (whether by operation of Law or otherwise) without the prior written consent of the other party; provided, however, that Parent may, in its sole discretion and without consent of Shareholder, transfer or assign any or all of its rights, interests and obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Parent. Any attempt to make any purported assignment not permitted under this Section 4.2 will be null and void. Subject to the preceding sentence, but without relieving any party hereto of any obligation hereunder, this Agreement will be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing expressed or implied in this Agreement is intended or will be construed to confer upon or give any other Person any right or remedies under or by reason of this Agreement.

4.3          Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

4.4          Specific Performance. The parties hereto agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached and that money damages or other legal remedies may not be an adequate remedy for any such damage. Shareholder agrees that, in the event of any breach or threatened breach by Shareholder of any representation, warranty, covenant, obligation or other agreement of Shareholder contained in this Agreement, Parent will be entitled to (a) a decree or order of specific performance to specifically enforce the observance and performance of any term or provision contained in this Agreement, with Shareholder agreeing that it will waive the defense of adequacy of a remedy for any reason at Law in any such Action, and/or (b) an injunction restraining such breach or threatened breach, this being in addition to any other remedy to which Parent is entitled at Law or in equity in any court of Israel, Germany or the United States. Shareholder further agrees that neither Parent nor any other party will be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 4.4, and Shareholder irrevocably waives any right he, she or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

4.5          Termination. This Agreement and all obligations hereunder will automatically terminate, without further action by any party hereto, upon the earlier to occur of (a) the Effective Time, (b) such time as the Merger Agreement will have been terminated strictly in accordance with Article VIII of the Merger Agreement, (c) the date upon which the Company Board will have effected a Company Change of Recommendation in accordance with the Merger Agreement, (d) the date of entry into or effectiveness of any amendment, modification or waiver of any provision of the Merger Agreement that, without the prior written consent of Shareholder in its capacity as such, (i) reduces the amount or changes the form of the consideration payable to Company Shareholders pursuant to the Merger Agreement or (ii) otherwise materially and adversely affects the economic interests of the Company Shareholders or the Shareholder, and (e) the date upon which Parent and Shareholder mutually agree in writing to terminate this Agreement (such earlier time that this Agreement is terminated, the “Expiration Time”); provided, however, that the provisions of this Section 4.5 (Termination), Section 4.6 (Governing Law; Jurisdiction), Section 4.8 (Notices), Section 4.12 (Expenses) and Section 4.13 (Non-Recourse) will survive any termination of this Agreement.

4.6          Governing Law; Jurisdiction.

(a)          This Agreement will be governed by, and construed in accordance with, the Laws of the State of Israel, without giving effect to conflicts of laws principles (whether of the State of Israel or otherwise) that would result in the application of the Law of any other state.

(b)          Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel in in any Action arising out of or relating to this Agreement or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto irrevocably and unconditionally (i) agrees not to commence any such Action except in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel, (ii) agrees that any claim in respect of any such Action may be heard and determined in any court of competent jurisdiction located in  Tel Aviv-Jaffa, Israel, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such Action in such courts and (iv) waives, to the fullest extent  permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in such courts. Each of the parties hereto (A) agrees that a final judgment in any such Action will be conclusive and may be enforced in other jurisdictions (including the United States) by suit on the judgment or in any other manner provided by Law and (B) waives any objection to the recognition and enforcement by a court in other jurisdictions (including the United States) of any such final judgment. Each party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 4.6(b) in the manner provided for notices in Section 4.8. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

4.7          No Waiver. No failure or delay by any party hereto in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Neither party will be deemed to have waived any claim available to it arising out of this Agreement, or any right, power or privilege hereunder, unless the waiver is expressly set forth in writing duly executed and delivered on behalf of such party. The rights and remedies herein provided will be cumulative and not exclusive of any rights or remedies provided by Law.

4.8          Notices. Any notices or other communications to any party required or permitted under, or otherwise given in connection with, this Agreement will be in writing and will be deemed to have been duly given (a) when delivered if delivered in person, (b) on the fifth Business Day after dispatch by registered or certified mail, (c) on the next Business Day if transmitted by national overnight courier or (d) when delivered by email, if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, in each case, addressed as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

if to Shareholder, to the mailing address or email address set forth on Shareholder’s signature page hereto; and

if to Parent:

SAP SE
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany
Attention: Dr. Gabriel Harnier; Trey White; Julian Klose
Email: gabriel.harnier@sap.com; trey.white@sap.com; julian.klose@sap.com with copies (which will not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, CA 94025
Attention: Matthew Gemello; Spencer Cohen
Email: matthew@orrick.com; spencer.cohen@orrick.com

Gornitzky & Co.
Vitania Tel-Aviv Tower
20 HaHarash St.
Tel Aviv, Israel 6761310
Attention: Chaim Friedland; Ari Fried
Email: friedland@gornitzky.com; arif@gornitzky.com

4.9          Further Action. From time to time, the parties hereto agree to execute and deliver such additional documents and take such further actions, as may be reasonably requested or necessary to carry out the terms of this Agreement.

4.10          Counterparts. This Agreement may be executed and delivered (including by email of a .pdf, .tif, .jpeg or similar attachment) (“Electronic Delivery”) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered will be deemed to be an original but all of which taken together will constitute one and the same agreement. Any such counterpart, to the extent delivered using Electronic Delivery, will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. This Agreement will become effective when each party hereto will have received a counterpart hereof (including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment) signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto (including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment), this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No party hereto will raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a Contract, and each such party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

4.11          No Ownership Interest.  Except as otherwise provided herein, nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Shareholder Shares. All rights, ownership and economic benefits of and relating to the Shareholder Shares shall remain vested in and belong to Shareholder, and Parent shall not have any authority to exercise any power or authority to direct Shareholder in the voting of any of the Shareholder Shares, except as otherwise provided herein.

4.12          Expenses. All fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the party hereto incurring such expenses, whether or not the Merger is consummated.

4.13          Non-Recourse. Notwithstanding anything herein to the contrary, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or to the extent related to this Agreement may only be brought against the entities that are expressly named as parties hereto and their respective successors and assigns. Except as set forth in the immediately preceding sentence, no past, present or future director, officer, manager, employee, incorporator, member, partner, stockholder, equityholder, controlling person, affiliate, agent, attorney, advisor or representative of any party hereto, and no past, present or future director, officer, manager, employee, incorporator, member, partner, stockholder, equityholder, controlling person, affiliate, agent, attorney, advisor or representative of any of the foregoing shall have any liability for any obligations or liabilities of any party hereto under this Agreement (whether in tort, contract or otherwise).

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

SAP SE By:________________________ Name: Title:

[Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

[SHAREHOLDER] By: __________________________ Name: Title: Address: _____________________ _____________________ _____________________ Email: _____________________

[Signature Page to Voting and Support Agreement]

EXHIBIT A

Existing Shares

Shareholder Name	Company Shares*	Company Shares Underlying Company RSU Awards*	Company Shares Underlying Company Options*
[●]	[●]	[●]	[●]

* If Company Shares, Company RSU Awards or Company Options listed above are underlying a Section 102 Award, such securities may be deposited with the 102 Trustee. Certain securities are deposited with [●] or in investment accounts, trust funds or managed mutual funds and/or held together with immediate family members of the respective Shareholders. The respective Shareholders have the power to vote such securities.

EXHIBIT B

Form of Joinder Agreement

Date: [●], 2024

The undersigned is executing and delivering this Joinder Agreement pursuant to that certain Voting and Support Agreement, dated as of June 4, 2024 (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Support Agreement”), by and between SAP SE, a European stock corporation (Societas Europaea) under the Laws of Germany and the European Union, and [●], a shareholder of WalkMe Ltd. listed on the signature page thereto (the “Shareholder”) and any other Person that becomes a party to the Support Agreement from time to time in accordance with the terms thereof. Capitalized terms used but not defined in this Joinder Agreement will have the respective meanings ascribed to such terms in the Support Agreement.

By executing and delivering this Joinder Agreement to the Support Agreement, the undersigned hereby (i) adopts and approves the Support Agreement, (ii) assumes and agrees to comply with all of the Shareholder’s obligations under the Support Agreement in respect of the securities subject to the applicable Transfer and (iii) agrees, effective commencing on the date hereof and as a condition to the Transfer, to become a party to, and to be bound by and comply with the provisions of, the Support Agreement applicable to the Shareholder, in the same manner as if the undersigned were an original signatory to the Support Agreement.

The undersigned acknowledges and agrees that the provisions of Article IV of the Support Agreement are incorporated herein by reference, mutatis mutandis.

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date herein above set forth.

[●]
______________________________
Name:
Address: _____________________
 _____________________
 _____________________
Email:    _____________________